PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279908

Up to 22,624,975 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 100,774,669 Shares of Common Stock

and

Up to 8,250,000 Warrants to Purchase Common Stock

This prospectus relates to the issuance by us of an aggregate of up to 22,624,975 shares of our common stock, $0.0001 par value per share (the “Common Stock”), issuable upon the exercise of warrants, which consists of (a) up to 8,250,000 shares of Common Stock that are issuable upon the exercise of 8,250,000 warrants (the “Private Placement Warrants”) originally issued to Arrowroot Acquisition LLC, a Delaware limited liability company (the “Sponsor”), in a private placement at a price of $1.00 per Private Placement Warrant in connection with the initial public offering of Arrowroot Acquisition Corp. (“ARRW”) and (b) up to 14,374,975 shares of Common Stock that are issuable upon the exercise of 14,374,975 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued as part of the units offered in the ARRW initial public offering at a price of $10.00 per unit, with each unit consisting of one common stock and one-half of one Public Warrant by the holders thereof. We will receive the proceeds from any exercise of any Warrants for cash.

This prospectus also relates to the offer and sale, from time to time, by the Selling Securityholders named in this prospectus or their permitted transferees (the “Selling Securityholders”) of (i) up to 100,774,669 shares of Common Stock (the “Resale Securities”) consisting of up to (a) 8,089,532 shares of Common Stock that were issued for a total price of $29,414,500 (equivalent to a per share price of $3.64) upon the conversion of the convertible notes originally issued to investors in a private placement pursuant to the 2024 Convertible Note Purchase Agreement (as defined below) (the “2024 Convertible Note Shares”) in satisfaction of the convertible notes payable to such investors, (b) 6,787,500 shares of Common Stock (the “Founder Shares”) (160,000 of which were subsequently transferred by the Sponsor to current and former directors of ARRW) originally issued at a price of approximately $0.004 per share in a private placement to the Sponsor prior to ARRW’s initial public offering, (c) 82,091 shares of Common Stock (the “Meteora Shares”) issued at a fair value price of $10.00 per share to certain investors pursuant to a non-redemption agreement with certain investors as consideration for the non-exercise of redemption rights by such investors in connection with the shareholder meetings preceding the Business Combination (as defined below), (d) 3,763,378 shares of Common Stock (the “Lender Shares”) issued at a fair value price of $10.00 per share to Venture Lending & Leasing IX, Inc. (“Venture Lending”) and WTI Fund X, Inc. (“WTI Fund X” and together with Venture Lending, the “Lenders”) pursuant to the Second Omnibus Amendment to Loan Documents with In2vate, L.L.C., iLearningEngines, Inc. (solely with respect to the issuance of shares of Common Stock) and the Lenders, as consideration, in part, for the revision of amortization schedules under the WTI Loan Agreements (as defined below) prior to the Business Combination and, after the Business Combination, the repayment in full of all outstanding obligations under (1) the Loan and Security Agreement, dated as of December 30, 2020, between iLearningEngines Inc. and Venture Lending & Leasing IX, Inc. (the “2020 Loan Agreement”), (2) the Loan and Security Agreement, dated as of October 21, 2021, between iLearningEngines Inc., and Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc. (the “2021 Loan Agreement”), and (3) the Loan and Security Agreement, dated as of October 31, 2023, between iLearningEngines Inc., and WTI Fund X, Inc. (the “2023 Loan Agreement” and, together with the 2020 Loan Agreement and the 2021 Loan Agreement, the “WTI Loan Agreements”), (e) 460,384 shares of Common Stock (“Working Capital Shares”) issued to the Sponsor as consideration for the repayment of $4,510,000 (equivalent to a per share price of $9.80), which represented part of the then-outstanding obligations under unsecured promissory notes issued to ARRW, (f) 78,730 shares of Common Stock (“Unvested Shares”) issuable upon the vesting and settlement of restricted stock units that were initially granted at no cash cost by iLearningEngines Inc. (”Legacy iLearningEngines”) and assumed by the Company and converted into restricted stock units with respect to the Common Stock pursuant to the Merger Agreement, which were granted at no cost to the recipients thereof (the “Assumed RSUs”), (g) 8,250,000 shares of Common Stock (“Warrant Shares”) acquired by the Sponsor at a purchase price of $8,250,000 (equivalent to a per share price of $1.00) issuable upon exercise of the Private Placement Warrants at an exercise price of $11.50 per share of Common Stock, (h) 71,508,370 shares of Common Stock (including 4,727,199 shares issuable upon settlement of vested RSUs) (“Control Shares”) issued to certain directors and officers at a fair value price of $10.00 per share as merger consideration for such shares originally issued by Legacy iLearningEngines to such directors and officers as consideration for employment and services provided to Legacy iLearningEngines prior to the Business Combination, (i) 511,073 shares of Common Stock ("BTIG Shares”) that were issued at a price of $5.87 per share pursuant to that amendment to the BTIG Engagement Letter (the “BTIG Amendment”), dated as of March 27, 2024, by and between ARRW and BTIG, LLC (“BTIG”), in connection with the payment of certain Business Combination transaction expenses, (j) 1,022,146 shares of Common Stock (“Cantor Shares”) that were issued in lieu of payment of deferred underwriting commissions in an aggregate amount of $6,000,000 at a price of $5.87 per share, pursuant to that certain fee modification agreement (the “Fee Modification Agreement”), dated as of March 27, 2024, by and among iLearningEngines Inc., ARRW, Cantor Fitzgerald & Co. (“Cantor”), in connection with the Closing (as defined herein), and (k) 221,465 shares of Common Stock (“Cooley Shares”) that were issued at a price of $5.87 per share pursuant to that amendment to the Letter Agreement (the “Cooley Fee Agreement”), dated as of March 27, 2024, by and among, iLearningEngines Inc., Cooley LLP (“Cooley”) and ARRW, in connection with the payment of Business Combination transaction expenses; and (ii) up to 8,250,000 Private Placement Warrants. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus.

Certain of the Selling Securityholders acquired securities at prices that are significantly less than the current trading price of our Common Stock. The original holder of the Founder Shares paid approximately $0.004 per share for each share of Common Stock and $1.00 per private placement warrant for each private placement warrant being offered pursuant to this prospectus.

The Common Stock being offered for resale pursuant to this prospectus by the Selling Securityholders would represent approximately 61.7% of our outstanding Common Stock as of April 16, 2024 (after giving effect to the issuance of the shares issuable upon exercise of the Warrants, the acquisition of certain shares acquirable upon the settlement of assumed restricted stock units, and the issuance of the Resale Securities). Given the substantial number of shares of Common Stock being registered for potential resale by Selling Securityholders pursuant to this prospectus, the sale of shares by the Selling Securityholders of a large number of shares, or the perception in the market that the Selling Securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our Common Stock or result in a significant decline in the public trading price of our Common Stock. Even if our trading price is significantly below $10.00, the offering price for the units offered in the initial public offering of ARRW, the purchasers of which exchanged their ARRW shares for our Common Stock in the business combination described in this prospectus, the Selling Securityholders may still have an incentive to sell our shares of our Common Stock because they purchased the shares at prices that are significantly lower than the purchase prices paid by our public investors or the current trading price of our Common Stock.

Due to the significant number of redemptions of ARRW Class A common stock in connection with the Business Combination, there was a significantly lower number of shares of ARRW Class A common stock that converted into shares of our Common Stock in connection with the Business Combination. As a result, the shares of our Common Stock being registered for resale (a substantial portion of which may not be resold until the expiration of the applicable lock-up period) are anticipated to constitute a considerable percentage of our public float. The registration of these shares for resale creates the possibility of a significant increase in the supply of our Common Stock in the market. The increased supply, coupled with the potential disparity in purchase prices, may lead to heightened selling pressure, which could negatively affect the public trading price of our Common Stock.

While the Selling Securityholders may, on average, experience a positive rate of return based on the current market price, public stockholders may not experience a similar rate of return on the Common Stock they purchased if there is such a decline in price and due to differences in the purchase prices and the current market price. For example, based on the closing price of our Common Stock of $10.49 per share on July 18, 2024 (the “July 18, 2024 Closing Price”): (i) the holders of the 2024 Convertible Note Shares would experience a potential profit of up to approximately $6.85 per share, or up to approximately $55.4 million in the aggregate; (ii) the holders of the Founder Shares would experience a potential profit of up to approximately $10.49 per share that they purchased prior to the initial public offering of ARRW, or up to approximately $71.2 million in the aggregate (not giving effect to the issuance of Common Stock issuable upon exercise of the Warrants held by them); (iii) the holders of the Meteora Shares would experience a potential profit of up to approximately $0.49 per share, or up to approximately $0.04 million in the aggregate; (iv) the holders of the Lender Shares would experience a potential profit of up to approximately $0.49 per share, or up to approximately $1.8 million in the aggregate; (v) the holders of the Working Capital Shares would experience a potential profit of up to approximately $0.69 per share, or up to approximately $0.3 million in the aggregate; (vi) the holders of the Unvested Shares would experience a potential profit of up to approximately $10.49 per share, or up to approximately $0.8 million in the aggregate; (vii) the holders of the Control Shares would experience a potential profit of up to approximately $0.49 per share, or up to approximately $35.0 million in the aggregate; (viii) the holders of the BTIG Shares would experience a potential profit of up to approximately $4.62 per share, or up to approximately $2.4 million in the aggregate; (ix) the holders of the Cantor Shares would experience a potential profit of up to approximately $4.62 per share, or up to approximately $4.7 million in the aggregate; (x) the holders of the Cooley Shares would experience a potential profit of up to approximately $4.62 per share, or up to approximately $1.0 million in the aggregate; and (xi) the holders of the Warrant Shares would experience a potential profit of up to approximately $9.49 per share, or up to approximately $78.3 million in the aggregate.

The Selling Securityholders may sell the securities being offered for resale through various methods, as described in the section titled “Plan of Distribution.” These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. In connection with any sales of securities offered hereunder, the Selling Securityholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended.

We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Common Stock or Warrants. See the section titled “Plan of Distribution.” We will not receive any of the proceeds from such sales of the shares of Common Stock or Warrants, except with respect to amounts received by us upon exercise, if any, of the Warrants. We believe the likelihood that holders of the Warrants will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock. The exercise price of our outstanding Warrants is $11.50 per share, which exceeds the trading price of our Common Stock as of the date of this prospectus.

So long as the trading price for our Common Stock is less than $11.50 per share, meaning the Warrants are “out of the money”, we believe holders of our Warrants will be unlikely to exercise their warrants. In addition, to the extent the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. The Private Placement Warrants may be exercised for cash or on a “cashless basis.” The Public Warrants may only be exercised for cash provided there is then an effective registration statement registering the shares of common stock issuable upon the exercise of such warrants. If there is not a then-effective registration statement, then such warrants may be exercised on a “cashless basis,” pursuant to an available exemption from registration under the Securities Act of 1933, as amended.

The Common Stock and Public Warrants are listed on the Nasdaq Global Market under the ticker symbols “AILE” and “AILEW,” respectively. On August 9, 2024, the last reported sales price of our Common Stock was $5.78 per share and the last reported sales price of our Warrants was $0.737 per warrant.

Our Chief Executive Officer and Chairman of our Board of Directors, Harish Chidambaran, and his wife, Preeta Chidambaran, beneficially own 96,764,327 shares of our Common Stock, representing approximately 71.7% of the voting power of iLearningEngines, Inc. as of June 24, 2024. Under the rules of the Nasdaq Stock Market (“Nasdaq”), a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company.” Accordingly, we are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements. Although we do not intend to rely on the controlled company exemptions under Nasdaq rules, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Risk Factors—Risks Related the Ownership of Our Securities—As long as our principal stockholders hold a majority of the voting power of our capital stock, we may rely on certain exemptions from the corporate governance requirements of Nasdaq available for “controlled companies.”

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. We are incorporated in Delaware.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 9, 2024

You should rely only on the information contained in this prospectus, any supplement to this prospectus or in any free writing prospectus, filed with the Securities and Exchange Commission (the “SEC”). Neither we, nor the Selling Securityholders have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. The Selling Securityholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we, nor the Selling Securityholders, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the SEC before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using the “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Common Stock issuable upon the exercise of any Warrants. We will not receive any proceeds from the sale of shares of Common Stock underlying the Warrants pursuant to this prospectus, except with respect to amounts received by us upon the exercise of the Warrants for cash.

Neither we nor the Selling Securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholders take responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section titled “Where You Can Find More Information.”

iLearningEngines, Inc. (formerly known as Arrowroot Acquisition Corp. (“ARRW”), a Delaware corporation (“New iLearningEngines” or the “Company”), previously entered into that certain Agreement and Plan of Merger and Reorganization, dated as of April 27, 2023 (as amended, the “Merger Agreement”), with ARAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Arrowroot Acquisition Corp. (“Merger Sub”), and iLearningEngines Inc., a Delaware corporation (“Legacy iLearningEngines”). On April 16, 2024, the Company consummated the merger transactions contemplated by the Merger Agreement (the “Business Combination”) whereby Merger Sub merged with and into Legacy iLearningEngines with the separate corporate existence of Merger Sub ceasing and Legacy iLearningEngines surviving the merger as a wholly owned subsidiary of the Company. In connection with the consummation of the Business Combination, ARRW changed its name from Arrowroot Acquisition Corp. to iLearningEngines, Inc. and Legacy iLearningEngines changed its name from iLearningEngines Inc. to iLearningEngines Holdings, Inc.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “iLearningEngines,” “we,” “us,” “our” and similar terms refer to iLearningEngines, Inc. (f/k/a Arrowroot Acquisition Corp.) and its consolidated subsidiaries (including Legacy iLearningEngines). References to “ARRW” refer to the predecessor company prior to the consummation of the Business Combination.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements include statements regarding our intentions, beliefs and current expectations and projections concerning, among other things our results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which we operate. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this prospectus reflect our current views about the Business Combination and future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause its actual results to differ significantly from those expressed in any forward-looking statement. There are no guarantees that the transactions and events described will happen as described (or that they will happen at all). As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	our ability to recognize the anticipated benefits of the Business Combination which may be affected by, among other things, competition and our ability to grow and manage growth profitably;

●	our ability to maintain the listing of our Common Stock and warrants on the Nasdaq Capital Market, and the potential liquidity and trading of such securities;

●	changes in applicable laws or regulations;

●	our ability to execute our business model;

●	our ability to attract and retain customers and expand customers’ use of our products and services

●	our ability to raise capital;

●	the possibility that we may be adversely affected by other economic, business and/or competitive factors

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our business, operations and financial performance including:

●	our history of operating losses and expectations of significant expenses and continuing losses for the foreseeable future;

●	our ability to execute our business strategy, including the growth potential of the markets for our products and our ability to serve those markets;

●	our ability to grow market share in our existing markets or any new markets we may enter;

●	our ability to develop and maintain our brand and reputation;

●	our ability to partner with other companies;

●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	our ability to manage our growth effectively;

●	the outcome of any legal proceedings that may be instituted against us; and

●	unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, pandemics, political turmoil, natural catastrophes, warfare, and terrorist attacks.

In addition, statements that “iLearningEngines believes,” “the Company believes” or “we believe” and similar statements reflect our beliefs and opinions on the relevant subjects. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. Except to the extent required by applicable law, we are under no obligation (and expressly disclaim any such obligation) to update or revise our forward-looking statements whether as a result of new information, future events, or otherwise. For a further discussion of these and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section titled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

FREQUENTLY USED TERMS

“A&R Registration Rights Agreement” means that certain Amended and Restated Registration Rights Agreement entered into at Closing by and among iLearningEngines, the members of Sponsor, certain former stockholders of Legacy iLearningEngines.

“ARRW” or “Arrowroot” means Arrowroot Acquisition Corp. (which was renamed “iLearningEngines, Inc” in connection with the consummation of the Business Combination).

“ARRW IPO” means ARRW’s initial public offering, consummated on March 4, 2021.

“ARRW Units” means equity securities of us, each consisting of one share of Class A Common Stock and one-half of one redeemable Warrant.

“Business Combination” means the transactions contemplated by the Merger Agreement, including, among other things, the Merger.

“Closing” means the closing of the Business Combination.

“Closing Date” means April 16, 2024, the date on which the Closing occurred.

“Common Stock” means the shares of our common stock, $0.0001 par value per share.

“DGCL” means the General Corporation Law of the State of Delaware.

“Fourth Promissory Note” means the unsecured promissory note in the principal amount of $2,000,000 in favor of the Sponsor Arrowroot issued on June 13, 2023.

“IPO” means Arrowroot’s initial public offering of Arrowroot Units, consummated on March 4, 2021.

“IPO Promissory Note” means an unsecured promissory note the Sponsor issued to the Company on December 21, 2020, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000.

“Legacy iLearningEngines” means iLearningEngines Holdings, Inc., a Delaware corporation which, pursuant to the Business Combination, became a direct, wholly owned subsidiary of iLearningEngines, Inc., and, unless the context otherwise requires, its consolidated subsidiaries.

“Merger” means the merger of Merger Sub, a direct, wholly owned subsidiary of ARRW, with and into Legacy iLearningEngines, with Legacy iLearningEngines continuing as the surviving entity.

“Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization, dated as of April 27, 2023, with Merger Sub and Legacy iLearningEngines.

“Merger Sub” means ARAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ARRW.

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“Private Placement Warrants” means the 8,250,000 warrants purchased by the Sponsor in connection with the ARRW IPO in a private placement transaction occurring simultaneously with the closing of the ARRW IPO.

“Promissory Notes” means, collectively, the IPO Promissory Note, First Promissory Note, Second Promissory Note, Third Promissory Note and Fourth Promissory Note.

“Public Warrants” means the 14,374,975 warrants included as a component of the ARRW Units sold in the ARRW IPO, each of which is exercisable, at an exercise price of $11.50, for one share of Common Stock, in accordance with its terms.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Promissory Note” means an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor Arrowroot issued on February 23, 2023.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sponsor” means Arrowroot Acquisition LLC, a Delaware limited liability company.

“Warrants” means the Private Placement Warrants and the Public Warrants.

“2024 Convertible Note Purchase Agreement” means the convertible note purchase agreement that Legacy iLearningEngines entered into with an investor (the “March Investor“) on March 21, 2024, pursuant to which, among other things, Legacy iLearningEngines issued and sold a 2024 Convertible Note (as defined below) to the March Investor with an aggregate principal amount of $700,000. On April 16, 2024, Legacy iLearningEngines entered into the 2024 Convertible Note Purchase Agreement with certain investors (collectively, the “April Investors” and, together with the March Investor, the “2024 Convertible Note Investors”), pursuant to which, among other things, Legacy iLearningEngines issued and sold to the April Investors convertible notes due in October 2026 (“2024 Convertible Notes”) with an aggregate principal amount of $28,714,500. Each 2024 Convertible Note accrued interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each 2024 Convertible Note automatically converted into shares of Legacy iLearningEngines thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares New iLearningEngines Common Stock (rounded down to the nearest whole share) equal to (i) 2.75, multiplied by the outstanding principal under such Convertible Note, plus all accrued and unpaid interest thereon, divided by (ii) $10.00.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth in the sections titled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus, before deciding to invest in our shares of common stock. For purposes of this section, unless otherwise indicated or the context otherwise requires, all references to “iLearningEngines,” “the Company,” “we,” “our,” “ours,” “us” or similar terms refer to iLearningEngines, Inc. and its consolidated subsidiaries after the Closing.

Overview

iLearningEngines is an out-of-the-box AI platform that empowers customers to “productize” their institutional knowledge and generate and infuse insights in the flow-of-work to drive mission critical business outcomes. iLearningEngines’ customers “productize” their institutional knowledge by transforming it into actionable intellectual property that enhances outcomes for employees, customers and other stakeholders. Since its commercial deployment in 2018, our platform has enabled enterprises to build intelligent “Knowledge Clouds” that incorporate large volumes of structured and unstructured information across disparate internal and external systems, and automate organizational processes that leverage these Knowledge Clouds to improve performance. Our Learning Automation offering addresses the corporate learning market and our Information Intelligence offering addresses the information management, analytics and automation markets. We combine our offerings with vertically focused capabilities and data models to operationalize AI and automation to effectively and efficiently address critical challenges facing our customers. Our customers utilize our platform to analyze and address employee knowledge gaps, provide personalized cognitive assistants or chatbots, and make predictive decisions based on real-time insights.

Legacy iLearningEngines was incorporated in 2010 as iHealthEngines Inc. and changed its name to iLearningEngines Inc. in 2018. On April 16, 2024, we completed the Business Combination, and Legacy iLearningEngines changed its name to iLearningEngines Holdings, Inc.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in this prospectus, our periodic reports and our proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our Common Stock that is held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1.00 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2026.

Additionally, we are a “smaller reporting company” as defined in Item 10 (f) (1) of Regulation S-K, which allows us to take advantage of certain exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the shares of our Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, and (ii) our annual revenue exceeded $100 million during such completed fiscal year or the market value of the shares of our Common Stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Implications of Being a Controlled Company

Our Chief Executive Officer and Chairman of the Board, Harish Chidambaran, and his wife, Preeta Chidambaran, beneficially own 96,764,327 shares of our Common Stock, representing approximately 71.7% of the voting power of iLearningEngines, Inc. as of June 24, 2024. Under Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company.” Accordingly, we are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements. Although we do not intend to rely on the controlled company exemptions under Nasdaq rules, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Risk Factors—Risks Related the Ownership of Our Securities—As long as our principal stockholders hold a majority of the voting power of our capital stock, we may rely on certain exemptions from the corporate governance requirements of Nasdaq available for “controlled companies.”

Summary of Risk Factors

Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under the section titled “Risk Factors” in this prospectus. The below summary is qualified in its entirety by that more complete discussion of such risks and uncertainties. You should carefully consider the risks and uncertainties described under the section titled “Risk Factors” as part of your evaluation of an investment in our securities:

Risks Related to Our Business

●	We have a history of net losses and could continue to incur substantial net losses in the future.

●	Our recent rapid growth may not be indicative of our future growth. our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	We may not be able to successfully manage its growth and, if we are not able to grow efficiently, we may not be able to reach or maintain profitability, and its business, financial condition, and results of operations could be harmed.

●	Because we derive substantially all of our revenue from its learning automation and information intelligence offerings, failure of this platform to satisfy customer demands could adversely affect our business, results of operations, financial condition, and growth prospects.

●	If we are unable to attract new customers, its business, financial condition, and results of operations will be adversely affected.

●	A limited number of contracted customers represent a substantial portion of our revenue and ARR. If we fail to retain these contracted customers, our revenue and ARR could decline significantly.

●	We rely on a channel partner for key business development, administrative, operational and other functions that are important to its business. The loss of this service provider could materially and adversely affect our business, results of operations and financial condition.

●	The markets in which we participate are competitive and, if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

●	The success of our platform relies on the ability of our AI-enabled ecosystem to create broad solutions across corporate functions, and a failure to do so would adversely affect our business, financial condition, and results of operations.

●	If we fail to retain and motivate members of our management team or other key employees or to integrate new team members, fail to execute management transitions, or fail to attract additional qualified personnel to support our operations, our business and future growth prospects could be harmed.

●	Market adoption of automated learning solutions is relatively new and may not grow as we expect, which may harm our business and results of operations.

●	We rely on our channel partners to generate a substantial amount of our revenue, and if we fail to expand and manage our distribution channels, our revenue could decline and our growth prospects could suffer.

●	If we are not able to introduce new features or services successfully and to make enhancements to our platform or products, our business and results of operations could be adversely affected.

●	We target enterprise customers, and sales to these customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities.

●	Real or perceived errors, failures, or bugs in our platform and products could adversely affect our business, results of operations, financial condition, and growth prospects.

●	Incorrect or improper implementation or use of our platform and products could result in customer dissatisfaction and harm our business, results of operations, financial condition, and growth prospects.

●	If we are unable to ensure that our platform integrates with a variety of software applications that are developed by others, including our integration partners, we may become less competitive and our results of operations may be harmed.

●	Our outstanding indebtedness could adversely affect our financial condition and our ability to operate our business and pursue our business strategies and we may not be able to generate sufficient cash flows to meet our debt service obligations.

●	We rely on data sets from our customers. If we are not able to acquire or utilize such data sets, or regulations limit it from doing so, our business, financial condition, and results of operations could be adversely affected.

●	We are subject to stringent and changing obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

●	Any failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and our brand.

●	Our management has identified material weaknesses in our internal control over financial reporting and they may identify additional material weaknesses in the future. If we fail to remediate the material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, it may adversely affect our ability to accurately and timely report our financial results, and may adversely affect investor confidence and business operations.

●	The common stock being offered in this prospectus represents a substantial percentage of our outstanding common stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of our common stock to decline significantly.

Please see the section titled “Risk Factors” beginning on page 7 of this prospectus for a discussion of these and other factors you should consider in evaluating our business.

Corporate Information

Our principal executive office is located at 6701 Democracy Blvd, Suite 300, Bethesda, Maryland 20817 and our telephone number is (650) 248-9874. Our corporate website address is www.ilearningengines.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We and our subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this prospectus are listed without the applicable ®, ™ and SM symbols.

THE OFFERING

Issuance of Common Stock

Shares of Common Stock offered by us	Up to 22,624,975 shares of Common Stock, including shares of Common Stock issuable upon exercise of the Private Placement Warrants and Public Warrants, consisting of (i) up to 8,250,000 shares of Common Stock that are issuable upon the exercise of up to 8,250,000 Private Placement Warrants, and (ii) up to 14,374,975 shares of Common Stock that are issuable upon the exercise of up to 14,374,975 Public Warrants.

Shares of Common Stock outstanding prior to the exercise of all Warrants	134,970,114 shares (as of April 16, 2024).

Shares of Common Stock outstanding assuming exercise of all Warrants	157,595,089 shares (based on total shares outstanding as of April 16, 2024).

Exercise price of Warrants	$11.50 per share, subject to adjustment as described herein.

Use of proceeds	We will receive up to an aggregate of approximately $260.2 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants, if any, for general corporate purposes. Due to the uncertainty regarding the exercise of the Warrants, none of our projected liquidity requirements discussed in this prospectus assume the receipt of any proceeds from the exercise of the Warrants. The exercise price of our Public Warrants and Private Placement Warrants is $11.50 per warrant, which exceeds the trading price of our Common Stock as of the date of this prospectus. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock. For so long as the trading price for our Common Stock is less than $11.50 per share, meaning the Warrants are “out of the money,” we believe holders of our Warrants will be unlikely to exercise their warrants. In addition, to the extent that our Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of such Warrants will decrease. The Private Placement Warrants may be exercised for cash or on a “cashless basis.” The Public Warrants may only be exercised for cash provided there is then an effective statement registering the shares of common stock issuable upon the exercise of such warrants. If there is not a then-effective registration statement, then such warrants may be exercised on a “cashless basis,” pursuant to an available exemption from registration under the Securities Act. See the section titled “Use of Proceeds.”

Resale of Common Stock and Warrants

Shares of Common Stock offered by the Selling Securityholders

We are registering the resale by the Selling Securityholders named in this prospectus, or their permitted transferees, an aggregate of 100,774,669 shares of Common Stock, consisting of:

●     8,089,532 2024 Convertible Note Shares issued for a total purchase price of $29,414,500 (equivalent to a per share price of $3.64) in satisfaction of the convertible notes payable to such investors;

●     6,787,500 Founder Shares (160,000 of which were subsequently transferred by the Sponsor to current and former directors of ARRW) originally issued at a price of approximately $0.004 per share in a private placement to the Sponsor prior to ARRW’s IPO;

●     82,091 Meteora Shares issued at a fair value price of $10.00 per share to certain investors as consideration for the non-exercise of redemption rights by such investors in connection with the shareholder meetings preceding the Business Combination;

●     3,763,378 Lender Shares issued at a fair value price of $10.00 per share as consideration, in part, for the revision of amortization schedules under the WTI Loan Agreements prior to the Business Combination and, after the Business Combination, the repayment in full of all outstanding obligations under the WTI Loan Agreements;

●     460,384 Working Capital Shares issued as consideration for the repayment of $4,510,000 (equivalent to a per share price of $9.80), which represented part of the then-outstanding obligations under unsecured promissory notes issued to ARRW;

●     78,730 shares of Common Stock issuable upon the vesting and settlement of restricted stock units that were initially granted at no cash cost to the recipients thereof by Legacy iLearningEngines;

●     71,508,370 Control Shares issued to certain directors and officers at a fair value price of $10.00 per share as merger consideration for such shares originally issued by Legacy iLearningEngines to such directors and officers as consideration for employment and services provided to Legacy iLearningEngines prior to the Business Combination;

●     511,073 shares of Common Stock that were issued at a price of $5.87 per share pursuant to the BTIG Amendment in connection with the payment of certain Business Combination transaction expenses;

●     1,022,146 shares of Common Stock that were issued in lieu of payment of deferred underwriting commissions in an aggregate amount of $6,000,000 at a price of $5.87 per share, pursuant to the Fee Modification Agreement, in connection with the Closing;

●     221,465 shares of Common Stock that were issued at a price of $5.87 per share pursuant to the Cooley Fee Agreement, in connection with the payment of Business Combination transaction expenses; and

●     8,250,000 shares of Common Stock acquired by the Sponsor at a purchase price of $8,250,000 (equivalent to a per share price of $1.00) issuable upon the exercise of the Private Placement Warrants at a price of $11.50 per share.

Given the substantial number of shares of Common Stock being registered for potential resale by Selling Securityholders pursuant to this prospectus, the sale of shares by the Selling Securityholders of a large number of shares, or the perception in the market that the Selling Securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our Common Stock or result in a significant decline in the public trading price of our Common Stock. Even if our trading price is significantly below $10.00 per share, the offering price for the units offered in the initial public offering of ARRW, the purchasers of which exchanged their ARRW shares for our Common Stock in the business combination described in this prospectus, the Selling Securityholders may still have an incentive to sell our shares of our Common Stock because they purchased the shares at prices that are significantly lower than the purchase prices paid by our public investors or the current trading price of our Common Stock. While certain of the Selling Securityholders may experience a positive rate of return on their investment in our Common Stock as a result, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in their purchase prices and the trading price. For example, based on the closing price of our Common Stock of $10.49 per share on July 18, 2024 (the “July 18, 2024 Closing Price”): (i) the holders of the 2024 Convertible Note Shares would experience a potential profit of up to approximately $6.85 per share, or up to approximately $55.4 million in the aggregate; (ii) the holders of the Founder Shares would experience a potential profit of up to approximately $10.49 per share that they purchased prior to the initial public offering of ARRW, or up to approximately $71.2 million in the aggregate (not giving effect to the issuance of Common Stock issuable upon exercise of the Warrants held by them); (iii) the holders of the Meteora Shares would experience a potential profit of up to approximately $0.49 per share, or up to approximately $0.04 million in the aggregate; (iv) the holders of the Lender Shares would experience a potential profit of up to approximately $0.49 per share, or up to approximately $1.8 million in the aggregate; (v) the holders of the Working Capital Shares would experience a potential profit of up to approximately $0.69 per share, or up to approximately $0.3 million in the aggregate; (vi) the holders of the Unvested Shares would experience a potential profit of up to approximately $10.49 per share, or up to approximately $0.8 million in the aggregate; (vii) the holders of the Control Shares would experience a potential profit of up to approximately $0.49 per share, or up to approximately $35.0 million in the aggregate; (viii) the holders of the BTIG Shares would experience a potential profit of up to approximately $4.62 per share, or up to approximately $2.4 million in the aggregate; (ix) the holders of the Cantor Shares would experience a potential profit of up to approximately $4.62 per share, or up to approximately $4.7 million in the aggregate; (x) the holders of the Cooley Shares would experience a potential profit of up to approximately $4.62 per share, or up to approximately $1.0 million in the aggregate; and (xi) the holders of the Warrant Shares would experience a potential profit of up to approximately $9.49 per share, or up to approximately $78.3 million in the aggregate.

Warrants offered by the Selling Securityholders	Up to 8,250,000 Private Placement Warrants.

Redemption	The Public Warrants are redeemable in certain circumstances. See the section titled “Description of Our Securities — Warrants.”

Lock-up Provisions	Certain of our securityholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods contained in the Amended and Restated Bylaws of the Company.

Terms of the offering	The Selling Securityholders will determine when and how they will dispose of the securities registered for resale under this prospectus.

Use of proceeds	We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders, except with respect to amounts received by us due to the exercise of the Warrants.

Risk factors	Before investing in our securities, you should carefully read and consider the information set forth in the section titled “Risk Factors” beginning on page 7.

Nasdaq ticker symbols	“AILE” and “AILEW”

For additional information concerning the offering, see the section titled “Plan of Distribution” beginning on page 152.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Special Note Regarding Forward-Looking Statements,” you should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and related notes appearing at the end of this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our securities. If any of the events or developments described below were to occur, our business, prospects, operating results, and financial condition could suffer materially, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Business, Products, Operations, and Industry

We have a history of net losses and could continue to incur substantial net losses in the future.

We have incurred net losses in certain years since our incorporation in 2010. We incurred a net loss of $25.9 million for the three months ended March 31, 2024 and of $4.4 million for the year ended December 31, 2023, and we recorded net income of $11.5 million and $2.5 million for the years ended December 31, 2022 and 2021, respectively. As a result, as of March 31, 2024, we had an accumulated deficit of $83.5 million. We expect to continue to invest in the growth of our business, including by increasing our sales and marketing efforts, hiring additional personnel and introducing new products and technologies. We have incurred and will continue to incur significant legal, accounting and other expenses related to operating as a public company. In addition, we may encounter unforeseen or unpredictable factors, including unforeseen operating expenses, complications or delays, which may also result in increased costs. If our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve profitability in future periods or, if we do become profitable, sustain profitability. As a result, we may continue to generate net losses. There can be no assurances that we will achieve profitability in the future or that we will be able to sustain profitability if we do become profitable.

Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We generated revenue of $420.6 million, $309.2 million and $217.9 million for fiscal years 2023, 2022 and 2021, respectively. Our annual recurring revenue (“ARR”) was $447.3 million, $313.7 million and $224.3 million at December 31, 2023, 2022 and 2021, respectively. You should not rely on our ARR, revenue or key operational and business metrics from any prior quarterly or annual fiscal period as an indication of our future performance. Even if our revenue or key operational and business metrics continue to improve, our revenue or key operational and business metrics may worsen in the future as a result of a variety of factors, including changes in the demand for our products, the maturation of our business, or our failure to capitalize on growth opportunities. Overall growth of our business depends on a number of additional factors, including our ability to:

●	price our products effectively so that we are able to attract new customers and expand sales to our existing customers;

●	expand the functionality and use cases for the products we offer on our platform;

●	maintain and grow our customer base;

●	maintain and expand the rates at which contracted customers purchase and renew maintenance and support of our platform;

●	provide our customers with support that meets their needs;

●	continue to introduce and sell our products to new industries and markets;

●	continue to develop new products and new functionality for our platform and successfully further optimize our existing products and infrastructure;

●	successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform; and

●	increase awareness of our brand on a global basis and successfully compete with other companies.

We may not successfully accomplish any of these objectives, and as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent ARR or key operational and business metrics improvement, our stock price could be volatile, and it may be difficult to achieve and maintain profitability.

In addition, we expect to continue to expend substantial financial and other resources on:

●	our specialized data sets and technology infrastructure, including systems architecture, scalability, availability, performance, and security;

●	our sales and marketing organization to engage our existing and prospective customers, increase brand awareness, and drive adoption of our products;

●	product development, including investments in our product development team and the development of new products and new functionality for our platform as well as investments in further optimizing our existing products and infrastructure;

●	acquisitions or strategic investments;

●	our global operations and continued expansion; and

●	general administration, including increased legal and accounting expenses associated with being a public company.

These investments may not be successful on the timeline we anticipate or at all, and may not result in improvements of our ARR or key operational and business metrics. For instance, we anticipate that our customers will continue to increase adoption of our products in future periods. We have offered our products for only a short period of time, and we cannot predict how increased adoption of our products will change the buying patterns of our customers or impact our future ARR or key operational and business metrics. If we are unable to maintain or improve our ARR or key operational and business metrics at a rate sufficient to offset the expected increase in our costs, our business, financial condition, and results of operations will be harmed, and we may not be able to achieve or maintain profitability over the long term. Additionally, we have encountered, and may in the future encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as unforeseen operating expenses, difficulties, complications, delays, and other known or unknown factors that may result in losses in future periods. If the growth of our ARR or key operational and business metrics does not meet our expectations in future periods, our business, financial condition, and results of operations may be harmed, and we may not achieve or maintain profitability in the future.

We may not be able to successfully manage our growth and, if we are not able to grow efficiently, we may not be able to reach or maintain profitability, and our business, financial condition, and results of operations could be harmed.

We have experienced and may continue to experience rapid growth and organizational change, which has placed and may continue to place significant demands on our management and our operational and financial resources. Actions we may decide to take in the future in our attempt to achieve profitability may not be successful in yielding our intended results and may not appropriately address either or both of the short-term and long-term strategy of our business. Implementation of a go forward plan and any other cost-saving initiatives, including possible future restructuring efforts, may be costly and disruptive to our business, the expected costs and charges may be greater than forecasted, and the estimated cost savings may be lower than forecasted. Finally, our organizational structure is becoming more complex as we improve our operational, financial and management controls as well as our reporting systems and procedures. If we fail to manage our anticipated growth, company personnel transitions, and change in a manner that preserves the key aspects of our corporate culture, our employee retention may suffer, which could negatively affect our products, brand, and reputation and harm our ability to retain and attract customers and employees.

In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, results of operations, and financial condition, could be harmed. As usage of our platform capabilities grow, we will need to continue to devote additional resources to improving and maintaining our infrastructure and integrating with third-party applications. In addition, we have needed and will continue to need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base. Failure of or delay in these continuing efforts could result in impaired system performance and reduced customer satisfaction, resulting in decreased sales to new customers, lower dollar-based net retention rates, the issuance of service credits, or requested refunds, which would hurt our revenue growth and our reputation. Even if we are successful in our expansion efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We have faced and could continue to face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition, and results of operations.

Because we derive substantially all of our revenue from our learning automation and information intelligence offerings, failure of this platform to satisfy customer demands could adversely affect our business, results of operations, financial condition, and growth prospects.

We derive and expect to continue to derive substantially all of our revenue from our learning automation and information intelligence offerings. As such, market adoption of our learning automation and information intelligence offerings is critical to our continued success. Demand for our learning automation and information intelligence offerings may be affected by a number of factors, many of which are beyond our control, including continued market acceptance and integration of our platform into our end customers’ operations; the continued volume, variety, and velocity of automations that are generated through use of our platform; timing of development, and release of new offerings by our competitors; technological change, including in the areas of artificial intelligence (“AI”) and machine learning systems, and the rate of growth in our market. Additionally, the utility of our learning automation and information intelligence offerings and products relies in part on the ability of our customers to use our products in connection with other third-party software products that are important to our customers’ businesses. If these third-party software providers were to modify the terms of their licensing arrangements with our customers in a manner that would reduce the utility of our products, or increase the cost to use our products in connection with these third-party software products, then our customers may no longer choose to adopt our learning automation and information intelligence offerings or continue to use our products. If we are unable to continue to meet the demands of our customers and the developer community, our business operations, financial results, and growth prospects will be materially and adversely affected.

If we are unable to attract new customers, our business, financial condition, and results of operations will be adversely affected.

To increase our revenue, we must continue to attract new customers. Our success will depend to a substantial extent on the widespread adoption of our platform and products as an alternative to existing solutions, including as an alternative to traditional systems lacking AI-driven customization and content-augmentation capabilities. Many enterprises have invested substantial personnel and financial resources to integrate traditional human-driven processes into their business architecture and, therefore, may be reluctant or unwilling to migrate to a learning automation platform that is integrated and augmented by AI and machine learning. Accordingly, the adoption of our learning automation and information intelligence offerings may be slower than we anticipate. A large proportion of our target market still uses traditional systems for a major part of their operations. This market may need further education on the value of a learning automation platform that is integrated and augmented by AI and machine learning generally and our platform and products in particular, and on how to integrate them into current operations. A lack of education as to how our learning automation and information intelligence offerings and solutions operate may cause potential customers to prefer more traditional methodologies or to be cautious about investing in our platform and products, or result in difficulty integrating our platform and products into their business architecture. If we are unable to educate potential customers and change the market’s readiness to accept our technology, we may experience slower than projected growth and our business, results of operations, and financial condition may be harmed.

In addition, as our market matures, our products evolve, and competitors introduce lower cost or differentiated products that are perceived to be alternatives to our platform and products, our ability to sell maintenance and support for our products could be impaired. Further, as various forms of AI, become more widely adopted and accepted, if customers were to feel that our technology was not developing apace, our business and growth prospects could be harmed. The rapid evolution of AI may require the application of resources to develop, test, and maintain our products and services so that they are ethically designed to minimize unintended, harmful impacts. Similarly, our sales could be adversely affected if customers or users within these organizations perceive that features incorporated into competitive products reduce the need for our products or if they prefer to purchase other products that are bundled with solutions offered by other companies that operate in adjacent markets and compete with our products. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition, and results of operations.

If we are not able to expand our usage by existing customers, or our existing customers do not renew their maintenance and support agreements, our business, financial condition, and results of operations will be adversely affected.

Our success depends significantly on retaining existing customers and attracting them to different types of service offerings on our platform. Our customers have a range of options to meet their training and education needs, and our ability to retain customers could be materially adversely affected by a number of factors, such as: failing to provide a dynamic, high-quality learning automation and information intelligence offerings at competitive prices; the fees we charge to use our platform; taxes; our failure to facilitate new or enhanced offerings or features that our users value; the performance of our algorithms; our users not receiving timely and adequate support from us; negative perceptions of the trust and safety of our platform; negative associations with, or reduced awareness of, our brand; declines and inefficiencies in our marketing efforts; our efforts or failure or perceived failure to comply with regulatory requirements; or other factors we deem detrimental to our community. Events beyond our control, such as macroeconomic conditions and pandemics or other global health concerns, also may materially adversely impact our ability to attract and retain users.

In addition, if our platform is not easy to integrate into our customer’s various corporate systems, users have an unsatisfactory experience using our platform, the content provided by our platform is not displayed effectively, we are not effective in engaging users or we fail to provide a user experience in a manner that meets rapidly changing demand, we could fail to retain existing users, which could materially adversely affect our business, results of operations and financial condition.

A limited number of contracted customers represent a substantial portion of our revenue and ARR. If we fail to retain these contracted customers, our revenue and ARR could decline significantly.

We derive a substantial portion of our revenue and ARR from sales to our top five contracted customers, all of which are value added resellers (“VARs”). VARs develop solutions which integrate iLearningEngines and sell their solutions directly to their customers. As a result, our revenue and ARR could fluctuate materially and could be materially and disproportionately impacted by the purchasing decisions of these customers or any other significant future customer. Sales to our top four contracted customers accounted for approximately 59% of our revenue for the year ended December 31, 2023. Any of our significant contracted customers may decide to purchase less than they have in the past, may alter their purchasing patterns at any time with limited notice, or may decide not to continue to license our platform and products at all, any of which could cause our revenue and ARR to decline and adversely affect our financial condition and results of operations. If we do not further diversify our customer base, we will continue to be susceptible to risks associated with customer concentration.

Third parties with whom we do business may be unable to honor their obligations to us or their actions may put us at risk.

We rely on third parties, including our channel partners, for various aspects of our business, including deep technology collaborations, co-marketing, advertising partners and technology development agreements. Their actions may put our business, reputation and brand at risk. In many cases, third parties may be given access to sensitive and proprietary information or personal information in order to provide services and support to our teams or customers, and they may misappropriate and engage in unauthorized use of our information, technology or customers’ data. In addition, the failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, disruptions in the financial markets, economic downturns, poor business decisions, or reputational harm may adversely affect our partners and may increase their propensity to engage in fraud or otherwise illegal activity which could harm our business reputation, and they may not be able to continue honoring their obligations to us, or we may cease our arrangements with them. Alternative arrangements and services may not be available to us on commercially reasonable terms or at all and we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more business relationships, or experience a degradation of services, our business could be harmed and our financial results could be adversely affected.

We rely on a channel partner for key business development, administrative, operational and other functions that are important to our business. The loss of this service provider could materially and adversely affect our business, results of operations and financial condition.

One of our channel partners is involved in the performance of various functions relating to our business, such as sales, customer support, technology development and market development services, including but not limited to lead generation, business development and product demonstrations. If such channel partner were to cease to exist, to become a debtor in a bankruptcy or an insolvency proceeding or to seek relief under any debtor relief laws or to terminate its relationship with us, there could be delays in our ability to generate sales and perform other administrative and operational functions for which we are currently relying on such channel partner to provide, and we may not be able to promptly replace such channel partner with other different third-party service providers that have the ability to promptly provide the same services in the same manner and on the same economic terms. As a result of any such delay or inability to replace such channel partner, our ability to generate sales, support our technology and perform other business functions could suffer and our business, cash flows and future prospects may be negatively impacted.

In 2019, iLearningEngines entered a Master Agreement (“MA”) with a channel partner, which allows for quarterly netting of amounts collected by a channel partner from end-users, against the cost of a channel partner’s services rendered and billable to iLearningEngines. In 2020, entered into a subordination agreement with a channel partner, whereby the then net payable to a channel partner became subordinated to iLearningEngines’ term loan debt. As of December 31, 2023, the subordinated payable to a channel partner was $49.2 million.

Subsequent to the execution of the subordination agreement, iLearningEngines and a channel partner resumed quarterly netting of collections and the cost of services provided. As of December 31, 2023, iLearningEngines had a net receivable from a channel partner of $13.6 million.

If, in the future, we decide to perform business development, administrative, operational and other functions internally that we currently rely on third parties to perform, our business could be harmed by our limited experience and related capabilities.

In the future, for financial or operational purposes, we may elect to perform business development, administrative, operational and other functions internally. Our limited experience with such functions could lead to difficulties in our ability to generate sales, support our technology and perform other business functions in a timely and cost-effective manner. The occurrence of any of these events could harm our business.

Additionally, there are risks involved with establishing our own business development, administrative, operational and other capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay our commercial activities. Factors that may inhibit our efforts to develop and perform these functions on our own include, among other things, the inability to recruit and retain adequate numbers of effective personnel and unforeseen costs and expenses.

The markets in which we participate are competitive and, if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

Our platform and products provide automation solutions that our customers can integrate throughout their businesses. Accordingly, we compete with companies that provide learning and human capital management solutions and other related software as a service (“SaaS”). We also compete with companies that provide and support the traditional systems relying on manual tasks and processes that our platform and products are designed to replace, including companies that facilitate outsourcing of such tasks and processes to lower cost workers. Our customers may also internally develop their own automated solutions to address tasks particular to their business.

The automation market is a fast-growing enterprise software market and is increasingly competitive. With the introduction of new technologies and market entrants, we expect that the competitive environment will remain intense going forward. Additionally, open-source alternatives for automation that are offered at no cost may impact our ability to sell our products to certain customers who may prefer to rely on these tools. Our competitors may be able to respond more quickly to new or expanding technology, such as newly emerging generative AI technologies, and devote more resources to product development that we can. The speed of technological development may prove disruptive to some of our markets if we are unable to maintain the pace of innovation. Some of our actual and potential competitors have been acquired by other larger enterprises, have made or may make acquisitions, may enter into partnerships or other strategic relationships that may provide more comprehensive products than they individually had offered, or may achieve greater economies of scale than us. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. As we look to market and sell our products and platform capabilities to potential customers with existing internal solutions, we must convince their internal stakeholders that our products and platform capabilities are superior to their current solutions. If we fail to do so, our business, results of operations, and financial condition may be harmed.

If we fail to continue to differentiate our platform and products from those offered by our competitors, then our business, results of operations, and financial condition may be harmed.

We operate at the intersection of global AI, hyperautomation and global e-Learning. Our competitors vary in size and in the breadth and scope of the products offered. Many of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships and installed customer bases, larger marketing budgets, and greater resources than we do. Further, other potential competitors not currently offering competitive solutions may expand their product or service offerings to compete with our products and platform capabilities. If any of these potential competitors were to provide a learning automation and information intelligence offerings within their current service offerings as a single, integrated solution, our customers and potential customers may choose to adopt the integrated solution due to administrative ease or other factors that are outside our control. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources and product offerings in our addressable market. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. An existing competitor or new entrant could introduce new technology that reduces demand for our products and platform capabilities. In addition to product and technology competition, we face pricing competition. Some of our competitors offer their on-premises or SaaS solutions at a lower price, which has resulted in, and may continue to result in, pricing pressures.

For all of these reasons, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our platform to continue to achieve or maintain market acceptance, which would harm our business, results of operations, and financial condition.

The success of our platform relies on the ability of our AI-enabled ecosystem to create broad solutions across corporate functions, and a failure to do so would adversely affect our business, financial condition, and results of operations.

We use proprietary AI and machine learning technology in an effort to maximize customer satisfaction and retention, as well as to optimize return on marketing expenses. Built to improve with data science, we have carefully designed algorithms to leverage growing scale by helping our users obtain efficiency-driven and targeted learning experiences as our user network expands. Successfully using our algorithms to customize learning experiences and optimize learning outcomes for our users is crucial to our continued success, as better learning outcomes can lead to more users, more data and, in turn, further improvements to our algorithms. Any failure to successfully operate or improve our algorithms or to develop other innovative proprietary technology could materially adversely affect our ability to maintain and expand our business. Diminished learning outcomes could lead to fewer users, which could in turn lead to less or lower quality data, which could affect our ability to improve our algorithms and maintain, market and scale our platform effectively. Additionally, there is increased governmental interest in regulating technology companies in areas including algorithm-based discrimination and AI. Any failure, or perceived failure, or negative consequences associated with our efforts to comply with any present or future laws or regulations in this area could subject us to claims, actions and other legal and regulatory proceedings, fines or other penalties and other enforcement actions and result in damage to our reputation and adversely affect our business, financial condition and operating results.

Unfavorable conditions in our industry or the global economy, or reductions in customers’ spending on learning automation, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the macroeconomic environment on us or our customers and potential customers. Negative macroeconomic conditions both in the U.S. and abroad may include conditions resulting from changes in gross domestic product growth; rising interest rates; labor shortages; supply chain disruptions; monetary supply shifts; inflationary pressures, including those caused by the recent strengthening of the U.S. dollar against certain foreign currencies in the markets in which we operate (particularly against the Indian Rupee); potential debt downgrade of the U.S. government’s credit rating as a result of recent U.S. debt ceiling and budget deficit concerns; financial and credit market fluctuations, recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures; international trade relations and/or the imposition of trade tariffs; political turmoil; natural catastrophes; regional or global outbreaks of contagious diseases such as COVID-19; and warfare and terrorist attacks on the U.S., Europe, Asia, India, Africa or elsewhere, including military actions affecting Israel, the Gaza Strip, Russia, Ukraine or elsewhere. These negative macroeconomic conditions have caused and may continue to cause a decrease in business investments, including spending on learning solutions, and disruption of the timing and cadence of key industry and marketing events, and could materially and adversely affect the growth of our business and our results of operations. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions. As a result of these factors, our revenues may be affected by both decreased customer acquisition and lower than anticipated revenue growth from existing customers. Any such volatility and disruptions may have material and adverse consequences on us, the third parties on whom we rely, or our customers. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Any significant increases in inflation and related increase in interest rates could have a material and adverse effect on our business, financial condition, or results of operations.

For example, these types of unfavorable conditions have in the past disrupted and could in the future disrupt the timing and attendance of key industry events, which we rely upon in part to generate sales of our products. If those events are disrupted in the future, our marketing investments, sales pipeline, and ability to generate new customers and sales of our products could be negatively and adversely affected. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our products. Further, to the extent there is a general economic downturn and our platform are perceived by customers and potential customers as too costly or too difficult to deploy, our revenue may be disproportionately affected by delays or reductions in general learning spending. Also, competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our maintenance and support offerings and related services.

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity, or acts of civil or international hostility, are increasing. Similarly, the conflicts between Russia and Ukraine and Israel and Hamas, respectively, have created volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Further, other events outside of our control, including natural disasters, climate change-related events, pandemics (such as the COVID-19 pandemic), or health crises may arise from time to time and be accompanied by governmental actions that may increase international tension. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel, and supply chains), loss of life, and property damage, and may materially and adversely affect the global economy or capital markets, as well as our business and results of operations.

We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations, and financial condition could be adversely affected.

If we fail to retain and motivate members of our management team or other key employees or to integrate new team members, fail to execute management transitions, or fail to attract additional qualified personnel to support our operations, our business and future growth prospects could be harmed.

Our success and future growth depend largely upon the continued services of our executive officers, particularly, as well as our other key employees in the areas of research and development and sales and marketing. From time to time, there have been and may continue to be changes in our executive management team or other key employees resulting from the hiring or the departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead the Company, could harm our business. Any of these changes may not achieve our desired results. As we experience personnel turnover, we may experience some loss of internal knowledge from time to time. We also are dependent on the continued service of our existing software engineers because of the complexity of our products and platform capabilities.

In addition, competition for these personnel is intense, especially for engineers experienced in designing and developing AI, and machine learning applications, and experienced sales professionals. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Potential candidates may not perceive our compensation package, including our equity awards, as favorably as employees hired in the past given the recent volatility in the price of our common stock and in the public markets. In addition, our recruiting personnel, methodology, and approach has been and may in the future need to be altered to address a changing candidate pool and profile. We may not be able to identify or implement such changes in a timely manner.

Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may in the future attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. As some of our employees’ perception of our equity awards may decline from time to time due to the lower price of our common stock, if the common stock continues to experience significant volatility, or volatility increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

Market adoption of automated learning solutions is relatively new and may not grow as we expect, which may harm our business and results of operations.

Our future success will depend in part on the growth, if any, in the demand for online and AI learning solutions. While the COVID-19 pandemic caused an acceleration of the market for online and AI learning solutions, it is still less mature than the market for in-person learning and training, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict customer demand/adoption and renewal for our platform, the rate at which existing customer expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive offerings into the market, or the success of existing competitive offerings. Furthermore, even if enterprises want to adopt online and AI learning solutions, it may take them a substantial amount of time and resources to fully transition to this type of learning solution or they could be delayed due to budget constraints, weakening economic conditions, or other factors. Even if market demand for online and AI learning solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for online and AI learning solutions does not grow as we expect or our platform does not achieve widespread adoption, it could result in reduced customer spending, learner and partner attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

We may need to change the contract terms, including our pricing model, for our platform which in turn would impact our operating results.

We have limited experience with respect to determining the optimal prices and contract length for our platform, and as a result, we have in the past, and expect that we may in the future, need to change our pricing model or target contract length from time to time, which could impact our financial results. As the market for our learning automation and information intelligence offerings grows (if ever), as new competitors introduce competitive applications or services, or as we enter into new international markets, we may be unable to attract new customers at the same price or based on the same pricing models we have historically used, or for contract lengths consistent with our historical averages. Pricing and contract length decisions may also impact the mix of adoption among our offerings and negatively impact our overall revenue. Moreover, competition may require us to make substantial price concessions or accept shorter contract durations. Our revenue and financial position may be adversely affected by any of the foregoing, and we may have increased difficulty achieving profitability.

We rely on our channel partners to generate a substantial amount of our revenue, and if we fail to expand and manage our distribution channels, our revenue could decline and our growth prospects could suffer.

Our success significantly depends upon maintaining and growing our relationships with a variety of channel partners, and we anticipate that we will continue to depend on these partners in order to grow our business. Our channel partners enable us to extend our local and global reach, in particular with smaller customers and in geographies and industry verticals where we have less direct sales presence. For fiscal years 2023, 2022 and 2021, we derived a substantial amount of our revenue from sales through channel partners, and we expect to continue to derive a substantial amount of our revenue from channel partners in future periods.

Our agreements with our channel partners are generally non-exclusive and do not prohibit them from working with our competitors or offering competing products, and many of our channel partners may have more established relationships with our competitors. If our channel partners choose to place greater emphasis on products of their own or those offered by our competitors, do not effectively market and sell our products, or fail to meet the needs of our customers, then our ability to grow our business and sell our products may be adversely affected. In addition, the loss of one or more of our larger channel partners, who may cease marketing our products with limited or no notice, and our possible inability to replace them, could adversely affect our sales. Moreover, our ability to expand our distribution channels depends in part on our ability to educate our channel partners about our platform and products, which can be complex. Our failure to recruit additional channel partners, or any reduction or delay in their sales of our products or conflicts between channel sales and our direct sales and marketing activities may harm our results of operations. Even if we are successful, these relationships may not result in greater customer usage of our products or increased revenue. We also bear the risk that our channel partners will fail to comply with U.S. or international anti-corruption or anti-competition laws, in which case we might be fined or otherwise penalized as a result of the agency relationship with such partners.

In addition, the financial health of our channel partners and our continuing relationships with them are important to our success. Some of these channel partners may be unable to withstand adverse changes in economic conditions, which could result in insolvency and/or the inability of such distributors to obtain credit to finance purchases of our products and services, which could negatively impact our future financial performance. In addition, weakness in the end-user market could negatively affect the cash flows of our channel partners who could, in turn, delay paying their obligations to us, which would increase our credit risk exposure. Our business could be harmed if the financial condition of some of these channel partners substantially weakened and we were unable to timely secure replacement channel partners.

If we and our channel partners or VARs fail to provide sufficient high-quality consulting, training, support, and maintenance resources to enable our customers to realize significant business value from our platform, we may see a decrease in customer adoption of our platform.

Our customers sometimes request consulting and training to assist them in integrating our platform into their business, and rely on our customer support personnel to resolve issues and realize the full benefits that our platform provides. As a result, an increase in the number of customers is likely to increase demand for consulting, training, support, and maintenance related to our products. Given that our customer base and products continue to grow, we will need to provide our customers with more consulting, training, support, and maintenance to enable them to realize significant business value from our platform. We rely on our ecosystem of partners that build, train, and certify skills on our technology, as well as deploy our technology on behalf of their customers. We have been increasing our channel partner and customer enablement training initiatives designed to create an ecosystem of people that are skilled in the use and integration of our platform in business operations. However, if we and our channel partners or VARs are unable to provide sufficient high-quality consulting, training, integration, and maintenance resources, our customers may not effectively integrate our learning automation and information intelligence offerings into their business or realize sufficient business value from our products to justify follow-on sales, which could impact our future financial performance. Additionally, if our channel partners or VARs fail to perform or if any of our channel partners suffer reputational or brand harm, our customers may choose to not rely on our channel partners or VARs for consulting, training, integration, and maintenance resources. Finally, the investments required to meet the increased demand for our consulting services could strain our ability to deliver our consulting engagements at desired levels of profitability, thereby impacting our overall profitability and financial results.

If we are not able to introduce new features or services successfully and to make enhancements to our platform or products, our business and results of operations could be adversely affected.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our platform and to introduce new features and services. To grow our business and remain competitive, we must continue to enhance our platform with features that reflect the constantly evolving nature of automation and AI technology and our customers’ evolving needs. The success of new products, enhancements, and developments depends on several factors including, but not limited to: our anticipation of market changes and demands for product features, including successful product design and timely product introduction, sufficient customer demand, cost effectiveness in our product development efforts, and the proliferation of new technologies that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently, or more securely. In addition, because our platform is designed to operate with a variety of systems, applications, data, and devices, we will need to continuously modify and enhance our platform to keep pace with changes in such systems. We may not be successful in developing these modifications and enhancements. Furthermore, the addition of features and solutions to our platform will increase our research and development expenses. Any new features that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related expenses. It is difficult to predict customer adoption of new features. Such uncertainty limits our ability to forecast our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we cannot address such uncertainties and successfully develop new features, enhance our software, or otherwise overcome technological challenges and competing technologies, our business and results of operations could be adversely affected.

If we cannot introduce new services or enhance our existing services to keep pace with changes in our customers’ deployment strategies, we may not be able to attract new customers, retain existing customers, and expand their use of our software or secure renewal contracts, which are important for the future of our business.

We target enterprise customers, and sales to these customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities.

Our enterprise sales force focuses on sales to educational institutions and to large enterprise, organizational, and government agency customers. As of December 31, 2023, we had four contracted customers with ARR of $42 million or more, which accounted for approximately 19.3%, 16.0%, 11.9% and 11.7% of our revenue, respectively, for the period then ended. As of December 31, 2022, we had five contracted customers with ARR of $31 million or more, which accounted for approximately 17.4%, 17.0%, 14.9%, 14.3% and 10.3% of our revenue, respectively, for the period then ended. See the section titled “iLearningEngines’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Metrics” for a description of ARR. Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex customer requirements (and higher contractual risk as a result), substantial upfront sales costs, less favorable terms, and less predictability in completing some of our sales. For example, enterprise customers may require considerable time to evaluate and test our solution and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our learning automation and information intelligence offerings and products, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete and requiring greater organizational resources. Moreover, large enterprise customers often begin to deploy our products on a limited basis, but nevertheless demand configuration, integration services, and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our products widely enough across their organization to justify our substantial upfront investment.

If our marketing strategies fail to lead to customers purchasing paid licenses, our ability to grow our revenue will be adversely affected.

Our principal marketing programs include webinars, roadshows, exhibitions and events that we sponsor, cooperative marketing efforts with channel partners, and use of our website. To encourage awareness, use, familiarity, and adoption of our platform and products, we offer sales proofs of concept to prospective customers. To the extent that users do not become or we are unable to successfully attract paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

Real or perceived errors, failures, or bugs in our platform and products could adversely affect our business, results of operations, financial condition, and growth prospects.

Our platform and products are complex. Undetected errors, failures, or bugs have occurred in our platform and products in the past and may occur in the future. Our platform and products are used throughout our customers’ business environments and with different operating systems, system management software, applications, devices, databases, servers, storage, middleware, custom and third-party applications and equipment, and networking configurations, which may cause errors or failures in the business environment into which our platform and products are deployed. This diversity of applications increases the likelihood of errors or failures in those business environments. Despite testing by us, real or perceived errors, failures, or bugs may not be found until our customers use our platform and products. In addition, use of our platform in complicated, large-scale computing environments may expose errors, failures, vulnerabilities, or bugs in integrations. Any such errors, failures, vulnerabilities, or bugs may not be found until after new features, integrations, or capabilities have been released to organizations on our platform. Such failures or bugs can cause reputational damage, and in some cases can affect our revenue due to the impact of service level commitments that we offer to our customers, as described below.

Our platform and products also empower our customers to develop their own use cases for our learning automation and information intelligence offerings and products. We cannot guarantee that these user-developed platform and products will be effective or that they do not include errors, failures, or bugs that then may be attributed, correctly or not, to our underlying technologies. For instance, our customers may use our products in a manner in which they were not intended and that could cause our platform or products to be implicated in any resulting errors or failures. Real or perceived errors, failures, or bugs in our platform and products could result in negative publicity, loss of or delay in market acceptance of our platform and products, regulatory investigations and enforcement actions, harm to our brand, weakening of our competitive position, claims by customers for losses sustained by them, or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any errors, failures, or bugs in our platform or products could also impair our ability to attract new customers, retain existing customers, or expand their use of our software, which would adversely affect our business, results of operations, and financial condition.

Incorrect or improper implementation or use of our platform and products could result in customer dissatisfaction and harm our business, results of operations, financial condition, and growth prospects.

Our learning automation and information intelligence offerings and products and related services are designed to be deployed in a wide variety of technology environments, including in large-scale, complex technology environments across a wide range of use cases. We believe our future success will depend, at least in part, on our ability and the ability of our channel partners to support such deployments. Implementations of our platform may be technically complicated and it may not be easy to maximize the value of our platform without proper implementation and training. If our customers are unable to implement our platform successfully, or in a timely manner, or if our customers perceive that the implementation of our platform is too complex or time consuming, customer perceptions of us and our platform may be impaired, our reputation and brand may suffer, and customers may choose not to renew their licenses or increase their purchases of our related services.

We regularly train our customers and channel partners in the proper use of and the variety of benefits that can be derived from our learning automation and information intelligence offerings and products to maximize their potential. We and our channel partners often work with our customers to achieve successful implementations, particularly for large, complex deployments. Our failure or the failure of our channel partners to train customers on how to efficiently and effectively deploy and use our platform and products, or our failure or the failure of our channel partners to provide effective support or professional services to our customers, whether actual or perceived, may result in negative publicity or legal actions against us. Also, as we continue to expand our customer base, any actual or perceived failure by us or our channel partners to properly provide these services will likely result in lost opportunities for follow-on sales of our related services.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

●	fluctuations in demand for or pricing of our platform and products;

●	fluctuations in usage of our platform and products;

●	fluctuations in our mix of revenue from licenses and service arrangements;

●	our ability to attract new customers;

●	our ability to retain our existing customers;

●	customer expansion rates and the pricing and quantity of licenses renewed;

●	fluctuations in mix of revenue, cost of revenue, and gross margin from sales directly to end customers and/or through channel partners including our strategic alliances;

●	timing and amount of our investments to expand the capacity of our third-party cloud infrastructure providers;

●	seasonality;

●	the investment in new products and features relative to investments in our existing infrastructure and products;

●	the timing of customer purchases;

●	fluctuations or delays in purchasing decisions in anticipation of new products or enhancements by us or our competitors;

●	changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

●	our ability to control costs, including our operating expenses;

●	the amount and timing of payment for operating expenses, particularly sales and marketing and research and development expenses, including commissions;

●	the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments, and other non-cash charges;

●	the amount and timing of costs associated with recruiting, training, and integrating new employees and retaining and motivating existing employees;

●	the effects of acquisitions and their integration;

●	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

●	the impact of new accounting pronouncements;

●	changes in regulatory or legal environments that may cause us to incur, among other elements, expenses associated with compliance;

●	changes in the competitive dynamics of our market, including consolidation among competitors or customers; and

●	significant security breaches of, technical difficulties with, or interruptions to the delivery and use of our products and platform capabilities.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly or annual results of operations fall below the expectations of investors or securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face lawsuits that are costly and may divert management’s attention, including securities class action suits.

If the estimates and assumptions we have used to calculate the size of our addressable market opportunity are inaccurate, our future growth rate may be limited.

We have estimated the size of our addressable market opportunity based on data published by third parties and on internally generated data and assumptions. While we believe our market size information is generally reliable, such information is inherently imprecise, and relies on our and third parties’ projections, assumptions, and estimates within our target market, which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this prospectus. If such third-party or internally generated data prove to be inaccurate or we make errors in our projections, assumptions, or estimates based on that data, including how current customer data and trends may apply to potential future customers and the number and type of potential customers, our addressable target market opportunity and/or our future growth rate may be less than we currently estimate. In addition, these inaccuracies or errors may cause us to misallocate capital and other business resources, which could divert resources from more valuable alternative projects and harm our business.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our addressable target market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our platform and products and those of our competitors. Even if our target market meets our size estimates, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in expanding our international operations, continuing to expand the use of our products by our customers and otherwise implementing our business strategy, which are subject to many risks and uncertainties. Accordingly, the information regarding the size of our addressable market opportunity included in this prospectus should not be taken as indicative of our future growth.

We may require additional capital to support the growth of our business, and this capital may not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through debt financings, customer payments and net proceeds from sales of equity securities. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations, our planned investments, or the growth of our business. Following the Closing, we plan to focus on growing our business to take advantage of our market opportunities. While growth remains important, we are also focused on the path to profitability. Our planned investments to drive growth may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. The effects of the disruptions to and volatility in the credit and financial markets in the U.S. and worldwide from geopolitical and macroeconomic events, including the COVID-19 pandemic, the ongoing conflict between Hamas and Israel, the ongoing conflict between Russia and Ukraine conflict and related sanctions, bank failures and heightened liquidity concerns at certain banks and financial institutions, could limit our access to financing and increase our costs of borrowing.

If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, results of operations, and financial condition. If we incur debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any future debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, financial condition, and results of operations may suffer.

We believe that maintenance and enhancement of the iLearningEngines brand is important to support the marketing and sale of our existing and future products to new customers and expand sales of our platform and products to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successful maintenance and enhancement of our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to show that our products improve efficiency for our customers while improving engagement and satisfaction of their employees, our ability to continue to develop new functionality and use cases, our ability to successfully differentiate our products and platform capabilities from competitive products, and our ability to adequately obtain and protect our trademarks and trade names. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand.

Our ability to maintain and enhance our brand may also be subject to factors that are outside of our control. For instance, media stories regarding the potential effects on employment of automation, AI and technologies that replace traditional, human-driven systems are commonplace. Unfavorable publicity regarding the impact automation and AI may have on unemployment could harm our brand and reputation, even if unrelated to our products. Such negative publicity could also reduce the potential demand and size of the market for our products and decrease our revenue.

We may not be able to protect all of our registered or unregistered trademarks or trade names relevant to our brand and our rights may be challenged, infringed, circumvented, declared generic, lapsed, or determined to be infringing on or dilutive of other marks. If we are unable to protect our rights in these trademarks and trade names, third parties may file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If we fail to successfully promote and maintain our brand, our business, financial condition, and results of operations may suffer.

If we are unable to ensure that our platform integrates with a variety of software applications that are developed by others, including our integration partners, we may become less competitive and our results of operations may be harmed.

We need to continuously modify and enhance our platform to adapt to changes in hardware, software, and browser technologies. In particular, we have developed our platform to be able to easily integrate with third-party applications, including the applications of software providers that compete with us as well as our partners, through the interaction of Application Programming Interface (“APIs”). In general, we rely on the providers of such software systems to allow us access to their APIs to enable these integrations. We are typically subject to standard terms and conditions of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business will be harmed if any provider of such software systems:

●	modifies its terms of service or other policies, including fees charged to, or other restrictions on us, or other application developers;

●	changes how information is accessed by us or our customers; or

●	develops or otherwise favors its own competitive offerings over our platform.

Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services, or exert strong business influence on our ability to, and terms on which we, operate our platform. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business, results of operations, and financial condition would be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, our business, results of operations, and financial condition would be harmed.

In addition, our platform interoperates with servers and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We, therefore, depend on the interoperability of our platform with such third-party services, as well as cloud-enabled hardware, software, networking, browsers, database technologies, external open sources and protocols that we do not control. The loss of interoperability, whether due to actions of third parties or otherwise, and any changes in technologies that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect adoption and usage of our platform. Also, we may not be successful in ensuring that our platform operate effectively with a range of operating systems, networks, devices, browsers, protocols, and standards. If we are unable to effectively anticipate and manage these risks, or if it is difficult for customers to access and use our platform, our business, results of operations, and financial condition may be harmed.

If we cannot maintain our corporate culture as we grow, our success and our business and competitive position may be harmed.

Our success is supported and progressed by the passionate team we have assembled. We believe our culture has been a key contributor to our success to date and that the critical nature of the technology that we develop promotes a sense of greater purpose and fulfillment in our employees. As we continue to hire more employees to keep pace with our growth, it may become more difficult for us to find employees that exhibit these values or to instill them in our new employees. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and our ability to effectively focus on and pursue our corporate objectives. As we grow and develop our corporate infrastructure, we may find it difficult to maintain these important aspects of our culture. If we fail to maintain our company culture, our business and competitive position may be harmed.

Our growth strategy relies in part on making accretive strategic investments. Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our services and platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. Additionally, these transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition, and results of operations may be adversely affected or we may be exposed to unknown risks or liabilities.

Our business, financial condition, results of operations, or cash flows could be significantly hindered by the occurrence of a natural disaster, military action, terrorist attack, or other catastrophic event.

Our business operations may be susceptible to outages due to fire, floods, unusual weather conditions, power loss, telecommunications failures, military actions, terrorist attacks, and other events beyond our control. Natural disasters including tornados, hurricanes, floods, and earthquakes may damage the facilities of our customers or those of their suppliers or retailers or their other operations, which could lead to reduced revenue for our customers and thus reduced spending on our platform and products. In addition, a substantial portion of our revenue is derived through channel partners with operations in India and the United Arab Emirates. To the extent that fire, floods, unusual weather conditions, power loss, telecommunications failures, military actions, terrorist attacks, and other events beyond our control materially impacts our ability to operate those offices, it may have a material impact on our business operations as a whole.

To the extent that such events disrupt our business or the business of our current or prospective customers, or adversely impact our reputation, such events could adversely affect our business, financial condition, results of operations, and cash flows.

Any future litigation against us could be costly and time-consuming to defend.

We are and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial condition, and results of operations.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for potential losses, including those arising from intellectual property or data protection claims.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation, or other violation of intellectual property rights, breaches of data protection obligations, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, or platform, our acts or omissions under such agreements, or other contractual obligations. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, financial condition, and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of certain functions of our platform or products as a result of any such claims. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our products and services, and adversely affect our business, financial condition, and results of operations. In addition, although we carry general liability and cybersecurity insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

Our outstanding indebtedness could adversely affect our financial condition and our ability to operate our business and pursue our business strategies and we may not be able to generate sufficient cash flows to meet our debt service obligations.

As of April 30, 2024, we had $40.0 million in principal amount of loans outstanding under our Loan and Security Agreement (the “Revolving Loan Agreement”), by and among iLearningEngines Holdings, Inc., the Company, the lenders party thereto and East West Bank, as administrative agent and collateral agent for the lenders. See the section of this registration statement titled “iLearningEngines Management’s Discussion and Analysis of Financial Condition and Results of Operations — Credit Facilities” for more information. In addition, subject to certain restrictions under our Revolving Loan Agreement, we may incur additional debt.

Our debt could have important consequences to you, including the following:

●	it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;

●	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

●	a portion of cash flow from operations may be dedicated to the payment of principal and interest on our debt, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, acquisitions and other general corporate purposes;

●	our increased vulnerability to economic downturns and adverse industry conditions;

●	our flexibility to plan for, or react to, changes in our business or industry;

●	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our level of debt; and

●	our ability to borrow additional funds or to refinance debt may be limited.

Restrictions imposed by our outstanding indebtedness may limit our ability to operate our business, execute our growth strategy, and to finance our future operations or capital needs or to engage in other business activities.

These covenants restrict our ability, among other things, to:

●	incur additional debt;

●	grant liens on assets;

●	sell or dispose of assets;

●	merge with or acquire other companies, or make other investments;

●	liquidate or dissolve ourselves; engage in businesses that are not in a related line of business; or

●	pay dividends or make other distribution

Any breach of any of the covenants in the Revolving Loan Agreement that is not otherwise waived or cured within the applicable cure period would result in an event of default, which could trigger acceleration of our indebtedness and may result in the acceleration of or default under other debt we may incur in the future, which could have a material adverse effect on our business, results of operations and financial condition. In the event of such event of default under the Revolving Loan Agreement, the applicable lenders could elect to terminate their commitments and declare all outstanding loans, together with accrued and unpaid interest and any fees and other obligations, to be due and payable, and/or exercise their rights and remedies under the loan documents governing our Revolving Loan Agreement or any applicable law. Our obligations under the Revolving Loan Agreement are secured by substantially all of the assets of the Company, iLearningEngines Holdings, Inc. and in2vate, L.L.C.

If we were unable to repay or otherwise refinance these loans when due, the applicable lenders could proceed against the collateral granted to them to secure such indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our loans, we and our subsidiaries may not have sufficient assets to repay such indebtedness. Any acceleration of amounts due under the Revolving Loan Agreement or the exercise by the applicable lenders of their rights and remedies would likely have a material adverse effect on our business.

These restrictions may affect our ability to grow in accordance with our strategy.

Furthermore, the terms of any future indebtedness we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in such event, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

Unfavorable media coverage could materially adversely affect our business, brand image or reputation.

Unfavorable publicity or media reports regarding us, our privacy practices, our social media activities, data security compromises or breaches, product changes, product or service quality or features, litigation or regulatory activity or regarding the actions of our partners, our users, our employees or other companies in our industry, could materially adversely affect our brand image or reputation, regardless of the veracity of such publicity or media reports. If we fail to protect our brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our user base, resulting in decreased revenue, fewer installations of our platform (or increased installations of our platform), or slower user growth rates. Damage to our brand or reputation could also adversely affect the willingness of educational institutions and enterprise partners to utilize our product and platform, which in turn could slow the growth of, or reduce, our revenue. In addition, if securities analysts or investors perceive any media coverage of us to be negative, the price of our common stock may be materially adversely affected. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

We rely on data sets from our customers. If we are not able to acquire or utilize such data sets, or regulations limit us from doing so, our business, financial condition, and results of operations could be adversely affected.

Our platform currently relies on data sets from our channel partners and customers, as well as our proprietary AI, data and machine learning algorithms, to optimize our automation product. For example, we have invested more than $152 million to purchase proprietary datasets to date to train our model, and we plan to continue purchasing strategic datasets in the future. Our channel partners and customers may impose restrictions on our use of such data, increase the price they charge us for this data, refuse altogether to license the data to us or license the data to our competitors. If we are unable to use the data from any of our channel partners and customers, our business, financial condition and our results of operations could be materially adversely affected.

Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.

We currently operate internationally, and a component of our growth strategy involves the further expansion of our operations and customer base internationally. Customers outside the United States generated 57%, 66% and 81% of our revenue as of December 31, 2023, 2022 and 2021, respectively. Beyond the United States, we have operational presence internationally, including, among others, in India and the United Arab Emirates. We are continuing to adapt to and develop strategies to further address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new partners in order to expand into certain countries, and if we fail to identify, establish, and maintain such relationships, we may be unable to execute on our expansion plans.

As of May 2024, we had 101 full-time employees and 428 contract employees globally, which can either be provided by our channel partners or contracted directly with iLearningEngines. While our headquarters is in Bethesda, Maryland, our workforce is currently remote-first. This allows us to find the right talent to serve our users, regardless of location. In the United States, we have concentrations of employees in Alaska, Connecticut, Illinois, Maryland, Oklahoma, Texas and Virginia, which allows our employees a mix of in-person and remote work. This approach continues to be an asset in our recruiting efforts, especially as other companies begin to require employees to return to the office or take reductions in pay. Our non-US based employees are located in Australia, India, the United Kingdom and the United Arab Emirates. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.

Our current and future international business and operations involve a variety of risks, including:

●	slower than anticipated availability and adoption of our platform and products by international businesses;

●	changes in a specific country’s or region’s political, regulatory, or economic conditions;

●	the need to adapt and localize our products for specific countries;

●	greater difficulty collecting accounts receivable and longer payment cycles;

●	potential changes in trade relations, regulations, or laws;

●	unexpected changes in laws, regulatory requirements, or tax laws;

●	more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;

●	differing and potentially more onerous labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

●	challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

●	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

●	increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;

●	currency exchange rate fluctuations and the resulting effect on our revenue and expenses and the cost and risk of entering into hedging transactions if we chose to do so in the future;

●	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

●	laws and business practices favoring local competitors or general market preferences for local vendors;

●	limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting, or enforcing our intellectual property rights, including our trademarks and patents;

●	political instability or terrorist activities;

●	an outbreak of a contagious disease, which may cause us or our third-party providers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	exposure to liabilities under anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act (“FCPA”), U.S. bribery laws, the United Kingdom Bribery Act, and similar laws and regulations in other jurisdictions;

●	exposure to anti-competition laws in foreign jurisdictions that may conflict with or be more restrictive than similar U.S. anti-competition laws; and

●	adverse changes to domestic and foreign tax law and the burdens of foreign exchange controls that could make it difficult to repatriate earnings and cash.

If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

Raising additional capital may cause dilution to our stockholders or restrict our operations.

Until such time, if ever, as we can generate substantial net income from the commercialization of our platform, we will need substantial additional financing to develop our platform and implement our operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our platform or grant licenses on terms that may not be favorable to us or that may be at less than the full potential value of such rights. If we are unable to raise additional funds through equity or debt financings or other arrangements with third parties when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to third parties to develop and market the platform that we would otherwise prefer to develop and market ourselves.

Risks Related to Data Privacy and Cybersecurity

We are subject to stringent and changing obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we collect, receive, access, generate, transfer, store, disclose, share, make accessible, protect, secure, dispose of, use, and otherwise process general personal data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, codes, regulations, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the U.S., federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). The California Consumer Privacy Act (“CCPA”) applies to personal information of consumers, business representatives, and employees, and requires businesses to provide specific disclosure in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. In addition, the California Privacy Rights Act of 2020, which became operative on January 1, 2023, expanded the CCPA’s requirements to apply to personal information of business representatives and employees and established a new regulatory agency to implement and enforce the law.

Other states, such as Virginia, Colorado, Utah and Connecticut, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. These developments may further complicate compliance efforts, and may increase legal risk and compliance costs for us and the third parties upon whom we rely.

Additionally regulations promulgated pursuant to the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act or, collectively, HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical, and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity, and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. These obligations may be applicable to some or all of our business activities now or in the future.

If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts, including HIPAA-required business associate agreements. Further, if we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face civil and criminal penalties. The U.S. Department of Health and Human Services enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. We cannot be sure how these regulations will be interpreted, enforced, or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures, and systems.

Outside of the U.S., an increasing number of laws, regulations, and industry standards apply to data privacy and security. The EU General Data Protection Regulation (“GDPR”) and the U.K. GDPR impose strict requirements for processing personal data. Under the GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized by law to represent their interest. We also target customers in Asia and have operations in India and Australia and are subject to new and emerging data privacy regimes in Asia. In addition, privacy advocates and industry groups have proposed, and may propose, standards with which we are legally or contractually bound to comply.

Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the EU or in other foreign jurisdictions). Existing mechanisms that facilitate cross-border personal data transfers may change or be invalidated. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the EEA that the European Commission does not consider providing an adequate level of data privacy and security, such as the U.S. The European Commission released a set of Standard Contractual Clauses (“SCCs”) that are designed to be a valid mechanism to facilitate personal data transfers out of the EEA to these jurisdictions. In addition, the EU-U.S. Data Privacy Framework (“Data Privacy Framework”) that went into effect in July 2023 allows for transfers for relevant U.S.-based organizations who self-certify compliance and participate in the Framework are valid transfer mechanism. Currently, the SCCs or certification under the Data Privacy Framework are valid mechanisms to transfer personal data outside of the EEA, but there exists some uncertainty regarding whether they will remain valid mechanisms, since they are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

If we cannot implement a valid compliance mechanism for cross-border data transfers to countries, such as the U.K., we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from the U.K. or other foreign jurisdictions. The inability to import personal data to the U.S. could significantly and negatively impact our business operations, including by limiting our ability to collaborate with parties that are subject to such cross-border data transfer or localization laws, by or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense.

The privacy of children’s personal data collected online is also becoming increasingly scrutinized both in the United States and internationally. For example, the United Kingdom’s Age Appropriate Design Code, or AADC, and incoming Online Safety Bill, focuses on online safety and protection of children’s privacy online. In the U.S., we may have obligations on the federal level under the Children’s Online Privacy Protection Act, or COPPA. COPPA applies to operators or co-operators of commercial websites and online services directed to US children under the age of 13 that collect personal information from children and operators of general audience sites with actual knowledge that they are collecting information from US children under the age of 13. Our platform is aimed at a general audience, and any information that we might collect from third party business partners about any data subjects under the age of 13 would be de-identified. There may be situations, however, where despite the de-identification, we could be alleged to be collecting personal information from children or that we are a co-operator under COPPA.

Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Use and development of AI and machine learning systems is also an area of developing laws, rules, and regulations. Our employees and personnel may use generative AI technologies to perform their work, and the disclosure and use of personal information in generative AI technologies is subject to various privacy laws and other privacy obligations. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages. We use AI/machine learning to assist us in making certain decisions, which is regulated by certain privacy laws. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/machine learning, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

Our business model materially depends on our ability to process user engagement data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. For example, we may be at heightened risk of regulatory scrutiny, and any changes in the regulatory framework could require us to fundamentally change our business model. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable laws, regulations, or contractual obligations (including as a result of a data breach or similar incident) could result in adverse effects, including inability to or interruption in our ability to operate our business and proceedings against us by governmental entities or others.

If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-related claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, interruptions or stoppages of data collection needed to train our algorithms); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations.

Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed or enacted laws governing AI/machine learning. For example, European regulators have proposed a stringent AI regulation, and we expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/machine learning. These obligations may make it harder for us to conduct our business using AI/machine learning, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/machine learning, or prevent or limit our use of AI/machine learning. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/machine learning where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/machine learning or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

Additionally, we maintain privacy policies and other documentation regarding our processing of personal data. Although we endeavor to comply with our privacy policies and other data protection obligations, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers, or vendors fail to comply with our policies and documentation. Such failures can subject us to potential foreign, federal, state, and local action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Claims that we have violated individuals’ privacy rights or failed to comply with privacy policies and other data protection obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. We are also bound by contractual obligations related to data privacy and security (including related to industry standards), and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. Additionally, some of our customer contracts require us to host personal data locally.

We may in the future receive inquiries from or be subject to investigations by data protection authorities regarding, among other things, our privacy, data protection, and information security practices. Any such investigations could impact our brand reputation, subject us to monetary remedies and costs, interrupt or require us to change our business practices, divert resources and the attention of management from our business, or subject us to other remedies that adversely affect our business.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we may process proprietary, confidential, and sensitive data, including personal data, intellectual property, and trade secrets. We may rely on third-party service providers, sub-processors, and technologies to operate critical business systems to process sensitive information in a variety of contexts, including without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. We may share or receive sensitive information with or from third parties. If any of our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as employee theft or misuse), and sophisticated nation-state and nation-state supported actors. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, and other similar threats. Some actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third-party service providers upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell, and distribute our goods and services.

Ransomware attacks have become increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our products/services) or the third- party information technology systems that support us and our services.

Our platform is embedded into the systems and workflows on customer infrastructure and rely on cloud security management from the client or channel partner who is directly using cloud provider services and third-party tools and, as a result, if our solutions are compromised, the client or channel partner could be simultaneously affected.

The potential liability and associated consequences we could suffer as a result of such a large-scale event could be catastrophic and result in irreparable harm. Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit, and in public locations. Future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program. Any of the previously identified or similar threats could cause a security incident or other interruption, which could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our platform.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. While we take steps to detect and remediate vulnerabilities, we may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems (including our products), our efforts may not be successful. These vulnerabilities may pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our platform and products, deter new customers from using our platform and products, and negatively impact our ability to grow and operate our business. A security breach may cause us to breach customer contracts. Our contracts may not contain limitations of liability, and even when they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

A security breach could lead to claims by our customers or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that the limitations of liability or disclaimers in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages, and in some cases our customer agreements do not limit our remediation costs or liability with respect to data breaches.

Litigation resulting from security breaches may adversely affect our business. Unauthorized access to our platform, systems, networks, or physical facilities, or those of our vendors, could result in litigation with our customers or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our products and/or platforms capabilities in response to such litigation, which could have an adverse effect on our business. If a security breach were to occur and the confidentiality, integrity, or availability of personal information was disrupted, we could incur significant liability or our platform, systems, or networks may be perceived as less desirable, which could negatively affect our business and damage our reputation.

We may not have adequate insurance coverage for security incidents or breaches. The successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements) could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

Risks Related to Regulatory Compliance and Governmental Matters

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and noncompliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the Foreign Corrupt Practices Act (“FCPA”), U.S. domestic bribery laws, the United Kingdom Bribery Act, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Due to the international scope of our operations, we must comply with these laws in each jurisdiction where we operate. Additionally, many anti-bribery and anti-corruption laws, including the FCPA, have long-arm statutes that can expand the applicability of these laws to our operations worldwide. Accordingly, we must incur significant operational costs to support our ongoing compliance with anti-bribery and anti-corruption laws at all levels of our business. If we fail to comply with these laws, we may be subject to significant penalties. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our products and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Sales to highly regulated organizations are subject to a number of challenges and risks.

We currently sell to customers in highly regulated industries such as insurance, healthcare and education. Sales to such customers are subject to a number of challenges and risks. Selling to such customers can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. These current and prospective customers may also be required to comply with stringent regulations in connection with purchasing and implementing our platform and products or particular regulations regarding third-party vendors that may be interpreted differently by different customers. In addition, regulatory agencies may impose requirements on third-party vendors generally, or our company in particular, that we may not be able to or may not choose to meet. In addition, customers in these highly regulated industries often have a right to conduct audits of our systems, products, and practices. In the event that one or more customers determine that some aspect of our business does not meet regulatory requirements, we may be limited in our ability to continue or expand our business. In addition, if our platform and products do not meet the standards of new or existing regulations, we may be in breach of our contracts with these customers, allowing them to terminate their agreements.

These customers may also be subject to a rapidly evolving regulatory framework that may impact their ability to use our platform and products. Moreover, changes in the underlying statutory and regulatory conditions that affect these types of customers could harm our ability to efficiently provide them access to our platform and to grow or maintain our customer base. If we are unable to enhance our platform and products to keep pace with evolving customer requirements, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our platform, our business, financial condition, and results of operations could be adversely affected.

Further, highly regulated entities may demand contract terms that differ from our standard arrangements and are less favorable than terms agreed with private sector customers, including preferential pricing or “most favored nation” terms and conditions or contract provisions that are otherwise time-consuming and expensive to satisfy. If we undertake to meet special standards or requirements and do not meet them, we could be subject to significant liability from our customers or regulators. Even if we do meet these special standards or requirements, the additional costs associated with providing our platform to government and highly regulated customers could harm our results of operations.

Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Any such termination may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition, and results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our business activities are subject to various export, import, and trade and economic sanction laws and regulations, including, among others, the U.S. Export Administration Regulations, administered by the U.S. Department of Commerce’s Bureau of Industry and Security, and economic and trade sanctions regulations maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control, which we refer to collectively as “Trade Controls.” Trade Controls may prohibit or restrict the sale or supply of certain products, including encryption items and other technology, and services to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions.

While we have implemented controls designed to promote and achieve compliance with applicable Trade Controls, our platform and products may have been provided in the past, and could in the future, be provided in violation of such laws, despite the precautions we take. Any failure to comply with applicable Trade Controls may materially affect us through reputational harm, as well as other negative consequences, including government investigations and penalties. Accordingly, we must incur significant operational costs to support our ongoing compliance with Trade Controls at all levels of our business.

Also, various countries in addition to the U.S. have enacted Trade Controls that could limit our ability to distribute our platform and products or could limit our customers’ ability to implement our platform and products in those countries. Changes in our platform or products or future changes in Trade Controls may create delays in the introduction of our platform and products in international markets or, in some cases, prevent the export or import of our platform and products to certain countries, governments, or persons altogether. Any change in Trade Controls could result in decreased use of our platform and products by, or decrease in our ability to export or sell our platform and products to, existing or potential customers. Any decreased use of our platform or products or limitation on our ability to export or sell our platform and products would adversely affect our business, results of operations, and growth prospects.

The evolving geopolitical situation in Ukraine has resulted in Trade Controls being implemented by the U.S., the United Kingdom, the EU, Australia, and Japan and other countries against officials, individuals, entities, regions, and industries in Russia, Ukraine, and Belarus, as well as counter sanctions by Russia. Such Trade Controls and any further restrictions that may be promulgated by relevant governmental authorities could adversely affect our business.

Risks Related to Our Intellectual Property

Any failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and our brand.

Our success depends to a significant degree on our ability to obtain, maintain, protect, and enforce our intellectual property rights, including our proprietary technology, know-how, and our brand. We rely on a combination of trademarks, trade secret laws, patents, copyrights, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect, and enforce our intellectual property rights may be inadequate. We may not be able to protect our intellectual property rights if, for example, we are unable to enforce our rights against infringement or misappropriation, or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our proprietary technology, or develop and commercialize substantially identical products, services, or technologies and our business, financial condition, results of operations, or prospects may be harmed.

In addition, defending our intellectual property rights may entail significant expense. Any patent, trademark, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes and proceedings or litigation, both in the U.S. and abroad. Moreover, there can be no assurance that our future patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not be sufficiently broad to protect our proprietary technologies, may not provide us with competitive advantages, or may be successfully challenged by third parties. The U.S. Patent and Trademark Office and various foreign governmental patent and trademark agencies also require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent and trademark application process and after a patent or trademark registration has issued. There are situations in which noncompliance can result in abandonment or lapse of the patent, patent application, or trademark filing, resulting in partial or complete loss of patent or trademark rights in the relevant jurisdiction. If this occurs, our competitors might be able to enter the market.

Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our brands, products, and platform capabilities, and use information that we regard as proprietary to create brands and products that compete with ours. Effective intellectual property protection may not be available to us or commercially feasible in every country in which our products are available. Further, intellectual property law, including statutory and case law, particularly in the U.S., is constantly developing, and any changes in the law could make it harder for us to enforce our rights. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or adopt trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, as noted below, litigation or other actions may be necessary to protect or enforce our intellectual property rights against infringement or misappropriation. As we expand our international activities, our exposure to unauthorized copying and use of our products and platform capabilities and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the U.S. and where mechanisms for enforcement of intellectual property rights may be weak or inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating, or otherwise violating our intellectual property rights. Any of the foregoing could adversely impact our business, financial condition, and results of operations.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating, or otherwise violating our intellectual property rights, and we may be required to spend significant resources to monitor and protect those rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property.

Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights and if such defenses, counterclaims, or countersuits were successful, we could lose valuable intellectual property rights. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our future patents, future patent applications, and trademark filings at risk of being invalidated, not issued, or cancelled. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, which could have a substantial adverse effect on the price of our common stock or our reputation. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products and platform capabilities, impair the functionality of our products and platform capabilities, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our products, or injure our reputation. Any of the foregoing could adversely impact our business, financial condition, and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, and other third parties, including suppliers and other partners. However, we cannot guarantee that we have sufficient contractual protections in place with each party that has or may have had access to our proprietary information, know-how, and trade secrets. Similarly, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and platform capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach. For example, past employees have sought to misappropriate source code relevant to certain of our products. While we have taken steps to enjoin misappropriation that we are aware of, such steps may not ultimately be successful and we may not be aware of all such misappropriation. Any of the foregoing could adversely impact our business, financial condition, and results of operations.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees and consultants are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, the assignment of intellectual property rights from our employees and contractors may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could adversely impact our business, financial condition, and results of operations.

We use open-source software in our products, which could negatively affect our ability to sell our services or subject us to litigation or other actions.

We use open-source software in our products and we expect to continue to incorporate open-source software into our products in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and to avoid using the open source software in a manner that would put our valuable proprietary source code at risk, we cannot ensure that we have not incorporated additional open source software in our products in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, and that we license such modifications or derivative works under the terms of applicable open source licenses. This could result in us losing revenue, allow our competitors to create similar offering with lower development costs and ultimately result in a loss of our competitive advantages. Furthermore, if we were to receive a claim of non-compliance with the terms of any of our open source licenses, we may be required to publicly release certain portions of our proprietary source code or expend substantial time and resources to re-engineer some or all of our software, which may divert resources away from our product development efforts and, as a result, adversely affect our business. In addition, we could be required to seek licenses from third parties to continue offering our products for certain uses, or cease offering the products associated with such software, which may be very costly.

From time to time, there have been claims challenging the ownership rights in open-source software against companies that incorporate it into their products and the licensors of such open-source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software. Litigation could be costly for us to defend, have a negative effect on our business, financial condition, and results of operations, or require us to devote additional research and development resources to change our products.

In addition, our use of open-source software may present greater risks than use of other third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our business operations depend upon the successful and secure operation of open-source software, any undetected errors or defects in open-source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our systems. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.

If we cannot license rights to use technologies on reasonable terms, we may be unable to license rights that are critical to our business.

In the future we may identify additional third-party intellectual property that we may need to license in order to engage in our business, including to develop or commercialize new products or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These more established companies may have a competitive advantage over us due to their size, capital resources, and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses were available, we might be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. If we are unable to enter into the necessary licenses on acceptable terms or at all, it could adversely impact our business, financial condition, and results of operations.

We may become subject to intellectual property claims from third parties, which may subject us to significant liability, increased costs, and impede our ability to operate our business.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products, services, or intellectual property are infringing, misappropriating, or violating third party intellectual property rights. Additionally, the technology industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the industry are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights, and third parties have brought such claims against us and may bring additional claims against us in the future. We expect that the occurrence of infringement claims is likely to grow as the market for our products grows.

Lawsuits are time-consuming and expensive to resolve, and they divert management’s time and attention, and our technologies or intellectual property may not be able to withstand third party claims against their use. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

●	cease selling or using products or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

●	make substantial payments for legal fees, settlement payments or other costs or damages;

●	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

●	redesign the allegedly infringing products to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible.

We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a substantial adverse effect on the price of our common stock or our reputation.

Risks Related to Tax and Accounting Matters

Our corporate structure and intercompany arrangements cause us to be subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Our international operations and personnel have rapidly expanded to support our business in numerous international markets. We generally conduct our international operations through directly or indirectly wholly-owned subsidiaries, and we are or may be required to report our taxable income in various jurisdictions worldwide with increasingly complex tax laws based upon our business operations in those jurisdictions. Our intercompany relationships and agreements are subject to complex transfer pricing regulations administered by tax authorities in various jurisdictions with potentially divergent tax laws. Tax authorities may disagree with tax positions that we have taken. For example, the U.S. Internal Revenue Service (the “IRS”) or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property in connection with our intercompany research and development cost sharing arrangement and legal structure.

The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the U.S., to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing and could impose additional tax, interest, and penalties. In addition, the authorities could claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such contingencies. Furthermore, we are subject to periodic audits in the various jurisdictions in which we operate, which if determined aversely could have an adverse impact on our financial conditions.

Changes in tax laws or tax rulings could materially affect our financial condition, results of operations, and cash flows.

The tax regimes that we are subject to or operate under, including income and non-income taxes, may be subject to significant change or differing interpretations. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial condition and results of operations, possibly on a retroactive basis, and we must monitor such changes closely. For example, the Tax Cuts and Jobs Act (the “TCJA”) enacted in 2017, the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020, and the Inflation Reduction Act enacted in 2022 (the “IRA”) made many significant changes to U.S. tax laws. In particular, the IRA imposes a 15% minimum tax on the book income of certain large corporations as well as a 1% excise tax on certain corporate stock repurchases. Further, effective January 1, 2022, the TCJA eliminated the option to deduct research and development expenses for tax purposes in the year incurred, and instead requires taxpayers to capitalize and subsequently amortize such expenses over five years for research activities conducted in the U.S. and over 15 years for research activities conducted outside the U.S. Although there have been legislative proposals to repeal or defer the capitalization requirement to later years, there can be no assurance that the provision will be repealed or otherwise modified. Future guidance from the IRS and other tax authorities with respect to any existing or new laws may affect us, and certain aspects of such laws could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states in the U.S. will conform to U.S. federal tax laws.

In addition, the Organization for Economic Cooperation and Development (the “OECD”) has been working on a BEPS Project and issued a report in 2015, an interim report in 2018, and has issued additional guidelines, model rules, and final proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. In particular, the OECD is coordinating the implementation of rules to be adopted from 2023 for taxing the digital economy, specifically with respect to nexus and profit allocation (“Pillar One”), and for a global minimum tax (“Pillar Two”). While these and other BEPS initiatives are in the final stages of approval and/or implementation, we cannot predict their outcome or what potential impact they may have on our tax obligations and operations or our financial statements, up to their final enactment in national and international legislation.

Additionally, the European Commission and several countries have issued (and continue to issue) proposals that could change various aspects of the current tax framework under which we are taxed. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue or online sale. For example, several countries have proposed or enacted taxes applicable to digital services, which could apply to our business (subject to any scaling back or withdrawal of such proposals or enactments following the implementation of Pillar One and Pillar Two and/or the introduction of mechanisms to avoid double taxation currently being assessed).

Changes to the taxation of our activities, the realization of losses and other deferred tax assets, the taxation of foreign earnings, and the deductibility of expenses could increase our effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are subject to income taxes in the U.S. and various foreign jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. We believe that our provision for income taxes is reasonable, but the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods in which such outcome is determined.

Our effective tax rate could increase due to several factors, including:

●	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

●	changes in tax laws, tax treaties, and regulations or the interpretation of them;

●	changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

●	the outcome of current and future tax audits, examinations, or administrative appeals;

●	changes international tax frameworks; and

●	the effects of acquisitions.

Any of these developments could adversely affect our results of operations.

Our business may be subject to sales and other taxes.

The application of indirect taxes, such as sales and use taxes, value-added taxes, provincial taxes, goods and services taxes, business taxes, digital service taxes, and gross receipt taxes to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations, and as a result, amounts recorded are estimates and could change. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more U.S. states, the federal government, or foreign jurisdictions may seek to impose additional reporting, recordkeeping, or indirect tax collection obligations on businesses like ours that facilitate ecommerce. For example, in 2018, the U.S. Supreme Court ruled that, in certain situations, states may require online merchants to collect and remit sales taxes on transactions in the state, despite not having a physical presence in the state. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance, and audit requirements could affect our operating results or, in the event that we change our pricing models to account for increased obligations, make accessing offerings through our platform less attractive and more costly, which could harm our business.

Our ability to use our net operating losses (“NOLs”) to offset future taxable income may be subject to certain limitations.

Certain of our NOLs could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under applicable tax law. Under applicable U.S. federal income tax law, NOLs generated in taxable years beginning before January 1, 2018 are permitted to be carried forward for only 20 taxable years, and NOLs generated in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOLs generally will be limited to 80% of current year taxable income. The extent to which U.S. state income tax law will conform to U.S. federal income tax law is uncertain.

In addition, in general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset post-change taxable income. It is possible that we have in the past undergone ownership changes under Section 382 of the Code, and future changes in our equity ownership, some of which are outside of our control, could result in ownership changes under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of our NOLs, which could potentially result in increased future tax liability to us and could adversely affect our results of operations and financial condition.

Our reported financial results may be adversely affected by changes in GAAP.

GAAP is subject to interpretation by the FASB, SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of a change.

Our revenue recognition policy and other factors may cause variability of our financial results in any given period and make them difficult to predict.

We derive our revenue from the sale of our software licenses for use of our proprietary software, maintenance and support for our licenses and implementation services. Under ASC 606, Revenue from Contracts with Customers, we recognize revenue when a customer obtains control of promised goods or services are delivered. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these goods or services. Licenses revenue (including the term license portion of Flex Offerings) is recognized when we transfer control of the respective license to the customer. Revenue from licenses, maintenance and support are recognized ratably over time since control passes to our customers over the arrangement’s contractual period. Implementation services revenue is recognized as services are rendered.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates may occur from period to period.

Given the foregoing factors, our actual results could differ significantly from our estimates. Comparing our revenue and operating results on a period-to-period basis may not be meaningful, and our past results may not be indicative of our future performance.

For more information on our revenue recognition policy, refer to “iLearningEngines’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue Recognition.”

Risks Related the Ownership of Our Securities

We have limited experience operating as a United States public company and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act.

We have limited experience operating as a United States public company. Certain of our executive officers lack experience in managing a United States public company, which makes their ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to United States public companies could subject us and our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

We have limited experience preparing and filing periodic or other reports with the SEC or complying with the other requirements of United States federal securities laws applicable to public companies. We also have limited experience establishing and maintaining the disclosure controls and procedures and internal controls over financial reporting applicable to a public company in the United States, including the Sarbanes-Oxley Act. Although we are in the process of developing and implementing our governance, compliance, risk management and control framework and culture required for a public company, we may not be able to meet the requisite standards expected by the SEC and/or our investors. We may also encounter errors, mistakes and lapses in processes and controls resulting in failures to meet the requisite standards expected of a public company. In May 2024, we were unable to file our Quarterly Report on Form 10-Q for the period ended March 31, 2024 by the initial deadline due to the reasons described in our Notification of Late Filing on Form 12b-25, filed with the SEC on May 16, 2024. Although we were able to file the 10-Q within the extension period provided pursuant to SEC rules, there is no assurance that we will be able to timely file our periodic reports in the future. Our failure to file periodic and certain current reports with the SEC in a timely manner, among other things, could further preclude or delay us in the future from being eligible to use a short form registration statement on Form S-3 to register certain sales of our Common Stock by us or our stockholders and could even result in the delisting and suspension of trading of our Common Stock on Nasdaq and/or the revocation of our registration by the SEC.

As a United States public reporting company, we incur significant legal, accounting, insurance, compliance, and other expenses. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Compliance with reporting, internal control over financial reporting and corporate governance obligations requires members of our management and our finance and accounting staff to divert time and resources from other responsibilities to ensure these new regulatory requirements are fulfilled.

If we fail to adequately implement the required governance and control framework, we could be at greater risk of failing to comply with the rules or requirements associated with being a public company. Such failure could result in the loss of investor confidence, could harm our reputation, and cause the market price of our securities to decline. Other challenges in complying with these regulatory requirements may arise because we may not be able to complete our evaluation of compliance and any required remediation in a timely fashion. Furthermore, any current or future controls may be considered as inadequate due to changes or increased complexity in regulations, our operating environment or other reasons.

Due to inadequate governance and internal control policies, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to make required filings in a timely manner and make filings containing incorrect or misleading information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, as well as damage to our reputation, business, financial condition, operating results and share price.

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management now devotes substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would adversely impact our business.

As a public company, and particularly after we are no longer an “emerging growth company,” we incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs resulting from public company reporting obligations under the Securities Act and the Exchange Act, and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We have begun to hire additional accounting, finance, and other personnel in connection with becoming a public company, and our management and other personnel devotes a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we will incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on the Board or committees of the Board or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Pursuant to Sarbanes-Oxley Act Section 404, we are required to furnish a report by our management on our internal control over financial reporting beginning with the filing of our Annual Report on Form 10-K with the SEC for the year ending December 31, 2024. In order to continue to maintain effective internal controls to support growth and public company requirements, we will need additional financial personnel, systems and resources. However, while we remain an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we are engaged in a process to enhance our documentation and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. Our management has identified material weaknesses, and, in the future, our management may identify one or more material weaknesses, which could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our management has identified material weaknesses and significant deficiencies in our internal control over financial reporting and we may identify additional material weaknesses and significant deficiencies in the future. If we fail to remediate the material weaknesses and significant deficiencies or if we otherwise fails to establish and maintain effective control over financial reporting, we may adversely affect our ability to accurately and timely report our financial results, and may adversely affect investor confidence and business operations.

In connection with the preparation of our consolidated financial statements as of and for the fiscal years ended December 31, 2023, 2022, 2021 and 2020, we identified potential material weaknesses and significant deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board (“PCAOB”) defines a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.” Deficient levels of internal controls could also result in a reasonable possibility that an occurrence of a material fraud will not be prevented or detected.

We did not design or maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience, and training commensurate with our accounting and reporting requirements. Under public company standards, such lack of adequate competence in the accounting and reporting function and deficient level of internal controls could be considered material weaknesses. This potential material weakness contributed to the following additional potential material weaknesses:

●	We did not design and maintain formal governance policies, procedures and controls over significant corporate actions to achieve complete, accurate and timely review and recording of corporate actions. in 2023, we were non-compliant with certain provisions of a term loan requiring a separate bank account set up to hold $2,000,000 separated from operating cash to be used should the Business Combination not be consummated and formal minutes of the Board and executive team actions, such as the approval of RSUs issued during the year. Further, there should be evidence of review and approval of all financial transactions, which is not currently being documented.

●	We did not design and maintain formal policies, procedures and controls over significant compliance with statutory regulations to achieve complete, accurate and timely reporting and payment of payroll taxes. This material weakness resulted in the payment of fines and penalties for untimely reporting and payment of obligations. Additionally, in 2023, we filed our 2022 Federal and State income tax returns late, after the extended deadline.

We also noted the following deficiencies that we believe to be significant deficiencies. A significant deficiency is a deficiency, or combination of deficiencies in internal control over financial reporting, that adversely affects the entity’s ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity’s financial statements that is more than inconsequential will not be prevented or detected by the entity’s internal control.

●	We did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain user access controls to ensure appropriate segregation of duties that adequately restricts users and privileged access to financial applications, programs, and data to appropriate Company personnel. The deficiency could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. We do not perform periodic reviews of all user accounts within departments to validate that access is appropriate. If inappropriate user rights are identified, corrective action should be taken to revoke or modify access. Documentation of the completion of this evaluation should also be maintained. Further, management is responsible to evaluate all third-party service providers including evaluating the service organization controls which may include the review of a SOC report to verify that relevant controls over financial reporting and in place at the service organization and such controls are tested appropriately. Management’s review of the SOC report should also evaluate complementary user entity controls that we have in place to ensure that relevant control objectives are achieved. Currently, management has not performed such tasks which we believe is an indication of insufficient control surrounding financial reporting and constitutes a significant deficiency in internal control.

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate these material weaknesses and significant deficiencies. While we are designing and implementing measures to remediate these material weaknesses and significant deficiencies, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate the deficiencies in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are required to comply with the requirements of the Sarbanes-Oxley Act, including, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We continue to develop and refine our disclosure controls and other procedures that are designed to ensure that information we are required to disclose in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our management, including our principal executive and financial officers. Further, in June 2023, our registered public accounting firm agreed to a settlement with the SEC with respect to certain matters relating to systemic quality control failures and violations of audit standards in connection with audit work for hundreds of special purpose acquisition company (“SPAC”) clients beginning at the latest in 2020 and continuing through 2022. We are actively monitoring the situation but do not currently believe this settlement will affect our financial statements or Legacy iLearningEngines financial statements.

We must continue to improve our internal control over financial reporting. Our management will be required to make a formal assessment of the effectiveness of our internal control over financial reporting pursuant to Sarbanes-Oxley Act Section 404(a), and we may in the future be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with these requirements within the prescribed time period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that we will not be able to conclude, within the prescribed time period or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of our common stock. In addition, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC and other regulatory authorities.

The price of our Common Stock and Warrants may be volatile.

The price of our Common Stock and warrants has significantly fluctuated in the past and may continue to fluctuate in the future due to a variety of factors, including, without limitation:

●	changes in the industry in which we operate;

●	the volume and timing of sales of our products and services;

●	the success of existing or new competitive products or technologies;

●	the introduction of new services, products or product enhancements by us or others in our industry and other developments involving our competitors;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

●	regulatory or legal developments in the United States and other countries;

●	developments or disputes concerning our intellectual property or other proprietary rights;

●	the recruitment or departure of key personnel;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	publication of research reports by securities analysts about us or our competitors or our industry;

●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of shares of Common Stock available for public sale;

●	general economic and political conditions, such as recessions, interest rates, social, political and economic risks and acts of war or terrorism; and

●	that the information we are required to disclose in the reports that we file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers.

These market and industry factors may materially reduce the market price of our Common Stock and warrants regardless of our operating performance. It is also possible that an active trading market will not be sustained. Any of these effects would make it difficult for you to sell shares of our Common Stock or our Warrants at an attractive price or at all.

We may be unable to maintain the listing of our securities on Nasdaq in the future.

We cannot guarantee that our securities will continue to be listed on Nasdaq. If we fail to meet the requirements of the applicable listing rules, such failure may result in a suspension of the trading of our shares or delisting in the future. This may further result in legal or regulatory proceedings, fines and other penalties, legal liability for us, the inability for our stockholders to trade their shares and negatively impact our share price, reputation, operations and financial position, as well as our ability to conduct future fundraising activities. If Nasdaq delists our securities and we are not able to list our securities on another national securities exchange, we expect that our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a limited amount of news and analyst coverage for the company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the ongoing conflicts between Russia and Ukraine and Hamas and Israel have created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation could also increase customers’ operating costs, which could result in reduced budgets for customers and potentially less demand for our products and services. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

If our operating and financial performance in any given period does not meet the guidance provided to the public or the expectations of investment analysts, the market price of Common Stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will consist of forward-looking statements, subject to the risks and uncertainties described in this filing and in our public filings and public statements. The ability to provide this public guidance, and the ability to accurately forecast our results of operations, will be impacted by a number of factors, many of which are out of our control. Actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic or regulatory uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance provided or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of Common Stock may decline as well. Even if we issue public guidance, there can be no assurance that we will continue to do so in the future.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of our securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and our resources, which could harm our business.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our securities.

Securities research analysts may establish and publish their own periodic projections of us. These projections may vary widely and may not accurately predict the results that we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage to continue, if analysts cease to continue coverage of us, the market price and volume for our securities could be adversely affected.

The shares of common stock being offered in this prospectus represent a substantial percentage of our outstanding common stock, and the sales of such shares, or the perception that these sales could occur, could cause the market price of our common stock to decline significantly.

This prospectus also relates to the offer and sale, from time to time, by the Selling Securityholders of (i) up to 100,774,669 Resale Securities consisting of up to (a) 8,089,532 2024 Convertible Note Shares issued in satisfaction of an aggregate of $29,414,500 (equivalent to a per share price of $3.64) of the convertible notes payable to such investors, (b) 6,787,500 Founder Shares originally issued at a price of approximately $0.004 per share in a private placement to the Sponsor prior to ARRW’s initial public offering, (c) 82,091 Meteora Shares issued at a fair value price of $10.00 per share to certain investors pursuant to a non-redemption agreement with certain investors as consideration for the non-exercise of redemption rights by such investors in connection with the shareholder meetings preceding the Business Combination, (d) 3,763,378 Lender Shares issued at a fair value price of $10.00 per share to the Lenders pursuant to the Second Omnibus Amendment, as consideration, in part, for the revision of amortization schedules under the WTI Loan Agreements prior to the Business Combination and, after the Business Combination, the repayment in full of all outstanding obligations under the WTI Loan Agreements, (e) 460,384 Working Capital Shares issued to the Sponsor as consideration for the repayment of $4,510,000 (equivalent to a per share price of $9.80), which represented part of the then-outstanding obligations under unsecured promissory notes issued to ARRW, (f) 78,730 Unvested Shares issuable upon the vesting and settlement of Assumed RSUs, (g) 8,250,000 shares of Common Stock acquired by the Sponsor at a purchase price of $8,250,000 (equivalent to a per share price of $1.00) issuable upon exercise of the Private Placement Warrants at an exercise price of $11.50 per share of Common Stock, (h) 71,508,370 Control Shares issued to certain directors and officers at a fair value price of $10.00 per share as merger consideration for such shares originally issued by Legacy iLearningEngines to such directors and officers as consideration for employment and services provided to Legacy iLearningEngines prior to the Business Combination, (i) 511,073 shares of Common Stock that were issued at a price of $5.87 per share pursuant to the BTIG Amendment in connection with the payment of certain Business Combination transaction expenses, (j) 1,022,146 shares of Common Stock that were issued in lieu of payment of deferred underwriting commissions in an aggregate amount of $6,000,000 at a price of $5.87 per share pursuant to the Fee Modification Agreement in connection with the Closing, and (k) 221,465 shares of Common Stock that were issued at a price of $5.87 per share pursuant to the Cooley Fee Agreement in connection with the payment of Business Combination transaction expenses; and (ii) up to 8,250,000 Private Placement Warrants. We will not receive any proceeds from the sale of shares of common stock or Warrants by the selling securityholders pursuant to this prospectus.

The number of Resale Securities represents approximately 90.9% of our public float and approximately 63.9% of our outstanding shares of common stock (after giving effect to the issuance of shares of common stock upon exercise of the Warrants) as of May 31, 2024. The sale of all Resale Securities by the selling securityholders, or the perception that these sales could occur, could depress the market price of our common stock. Even if our trading price were to trade significantly below $10.00 per share, the offering price for the units sold in the ARRW IPO, certain of the selling securityholders may still have an incentive to sell our common stock because they may still experience a positive rate of return on the securities they purchased due to the differences in the purchase prices described in the preceding paragraph and the public trading price of our common stock. While these selling securityholders may, on average, experience a positive rate of return based on the current market price of the common stock they purchased, public securityholders may not experience a similar rate of return on the common stock they purchased due to differences in the purchase prices and the current market price. For example, based on the closing price of our Common Stock of $10.49 per share on July 18, 2024 (the “July 18, 2024 Closing Price”): (i) the holders of the 2024 Convertible Note Shares would experience a potential profit of up to approximately $6.85 per share, or up to approximately $55.4 million in the aggregate; (ii) the holders of the Founder Shares would experience a potential profit of up to approximately $10.49 per share that they purchased prior to the initial public offering of ARRW, or up to approximately $71.2 million in the aggregate (not giving effect to the issuance of Common Stock issuable upon exercise of the Warrants held by them); (iii) the holders of the Meteora Shares would experience a potential profit of up to approximately $0.49 per share, or up to approximately $0.04 million in the aggregate; (iv) the holders of the Lender Shares would experience a potential profit of up to approximately $0.49 per share, or up to approximately $1.8 million in the aggregate; (v) the holders of the Working Capital Shares would experience a potential profit of up to approximately $0.69 per share, or up to approximately $0.3 million in the aggregate; (vi) the holders of the Unvested Shares would experience a potential profit of up to approximately $10.49 per share, or up to approximately $0.8 million in the aggregate; (vii) the holders of the Control Shares would experience a potential profit of up to approximately $0.49 per share, or up to approximately $35.0 million in the aggregate; (viii) the holders of the BTIG Shares would experience a potential profit of up to approximately $4.62 per share, or up to approximately $2.4 million in the aggregate; (ix) the holders of the Cantor Shares would experience a potential profit of up to approximately $4.62 per share, or up to approximately $4.7 million in the aggregate; (x) the holders of the Cooley Shares would experience a potential profit of up to approximately $4.62 per share, or up to approximately $1.0 million in the aggregate; and (xi) the holders of the Warrant Shares would experience a potential profit of up to approximately $9.49 per share, or up to approximately $78.3 million in the aggregate.

Sales of our Common Stock and/or Warrants or the perception of such sales, by us or the selling securityholders pursuant to this prospectus, in the public market or otherwise, could cause the market price for our securities to decline, even though the selling securityholders would still realize a profit on sales at lower prices. Resales of the securities offered by this prospectus may cause the market price of such securities to drop significantly, even if our business is doing well.

The sale of our Common Stock in the public market or otherwise, including sales pursuant to this prospectus, or the perception that such sales could occur, could harm the prevailing market price of our Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Resales of our Common Stock may cause the market price of our securities to drop significantly, even if our business is doing well.

In addition, the selling securityholders named in this prospectus hold a disproportionately large portion of our outstanding Common Stock. In particular, Harish Chidambaran, Preeta Chidambaran and the Sponsor, collectively the beneficial owners of 103,852,211 shares of Common Stock, constituting approximately 76.9% of our issued and outstanding Common Stock as of the date of this prospectus, will be able to sell up to 71,700,299 shares of Common Stock, constituting approximately 53.1% of our issued and outstanding Common Stock as of the date of this prospectus, pursuant to this prospectus, upon the expiration of the relevant lock-up period that these shares are subject to, for so long as the registration statement of which this prospectus forms a part is available for use.

Although Harish Chidambaran, Preeta Chidambaran and the Sponsor will be prohibited from transferring any Common Stock until the lock-up periods contained in the Amended and Restated Bylaws of the Company (the “Bylaws”) expire, upon the effectiveness of any registration statement the Company files or otherwise in accordance with Rule 144 under the Securities Act and after expiration or early termination or release of the applicable lock-up provisions, the Company stockholders may sell our Common Stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of our Common Stock or putting significant downward pressure on the price of our Common Stock.

Our stockholders will be able to sell all of their securities held for so long as the registration statement of which this prospectus forms a part is in effect, subject to any applicable lock-up restrictions contained in the Bylaws. Such restrictions began at the Closing and end on the earliest of (i) April 16, 2025; (ii) the first day after the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of the Closing; or (iii) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their Common Stock for cash, securities or other property. On April 25, 2024, we waived the lock-up restrictions under the Bylaws, effective as of April 29, 2024, with respect to (i) the Convertible Note Shares and (ii) the Merger Shares held by former Legacy iLearningEngines stockholders that hold, individually, less than three percent (3%) of the Common Stock issued as consideration in connection with the Business Combination, which resulted in the release of approximately 19,367,095 shares of Common Stock held by these lock-up parties (the “Released Shares”), of which 13,906,097 became immediately available for trading. As of the date of the filing of this prospectus, the lock-up restrictions are applicable only to: Harish Chidambaran, Preeta Chidambaran and the Sponsor. Even if the trading price of our Common Stock falls to or significantly below the current trading price, the selling securityholders may still have an incentive to sell and profit due to the nominal purchase prices paid by such selling securityholders, which are significantly lower than the purchase prices paid by the public securityholders.

Certain of our selling securityholders acquired the Common Stock at prices that are significantly lower than the current trading price of our Common Stock. The original holder of the Founder Shares paid approximately $0.004 per share for each share of Common Stock and $1.00 per private placement warrant for each private placement warrant being offered pursuant to this prospectus. The Common Stock being offered for resale pursuant to this prospectus by the selling securityholders would represent approximately 61.7% of our outstanding Common Stock as of April 16, 2024 (after giving effect to the issuance of the shares issuable upon exercise of the Warrants and the settlement of assumed restricted stock units). While such selling securityholders may experience a positive rate of return based on the current trading price of our Common Stock, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the trading price at the time of such sales.

We may be required to repurchase up to 445,000 shares of Common Stock from the investors with whom we entered into the Forward Purchase Agreement in connection with the closing of the Business Combination, which would reduce the amount of cash available to us to fund our business.

On April 26, 2023, the Company entered into the Forward Purchase Agreement with Polar Multi-Strategy Master Fund (“Polar”), dated April 26, 2023, which was subsequently amended by a letter agreement on April 9, 2024 (as amended, the “Forward Purchase Agreement”), pursuant to which the Company agreed to purchase in the aggregate, on the date that is one year after the Closing, subject to the occurrence of an FPA Acceleration Event, as defined below (the “Maturity Date”), up to 445,000 shares of common stock then held by Polar (subject to certain conditions and purchase limits set forth in the Forward Purchase Agreement). The per price at which Polar has the right to sell the shares to us on the Maturity Date will not be less than $2.00 per share.

If Polar holds some or all of the 445,000 forward purchase agreement shares on the Maturity Date, and the per share trading price of our common stock is less than the per share price at which Polar has the right to sell the shares of Common Stock to us on the Maturity Date, we would expect that Polar will exercise this repurchase right with respect to such shares. In the event that we are required to repurchase these forward purchase agreement shares, or in the event that the forward purchase agreement is terminated, the amount of cash available to fund our liquidity and capital resource requirements would be reduced accordingly, which could adversely affect our business, financial condition and results of operations.

Other events may result in Polar having no payment obligations to the Company at settlement under the Forward Purchase Agreement.

The occurrence of certain events may accelerate the Maturity Date and may result in Polar having no payment obligation to the Company at settlement. Such events (collectively, “FPA Acceleration Events”) include (a) if the VWAP Price, for any 10 trading days during a 30 consecutive trading day-period beginning 30 days following the Closing, is below $2.00 per share, (b) if the Company’s shares of Common Stock cease to be listed on a national securities exchange or upon the filing of a Form 25, or (c) if the Registration Statement is not declared effective by the Commission within the time periods set forth in the Forward Purchase Agreement, or if the Registration Statement after it is declared effective ceases to be continuously effective as required by the Forward Purchase Agreement, which will result in the unregistered shares being excluded from the calculation of the amounts due at settlement.

Our Warrants may not be exercised at all or may be exercised on a cashless basis and we may not receive any cash proceeds from the exercise of the Warrants.

The exercise price of the Warrants may be higher than the prevailing market price of the underlying shares of common stock. The exercise price of the Warrants is subject to market conditions and may not be advantageous if the prevailing market price of the underlying shares of common stock is lower than the exercise price. The cash proceeds associated with the exercise of Warrants to purchase our common stock are contingent upon our stock price. The value of our common stock will fluctuate and may not align with the exercise price of the warrants at any given time. If the Warrants are “out of the money,” meaning the exercise price is higher than the market price of our common stock, there is a high likelihood that warrant holders may choose not to exercise their warrants. As a result, we may not receive any proceeds from the exercise of the Warrants.

Furthermore, with regard to the Private Placement Warrants, it is possible that we may not receive cash upon their exercise, since these warrants may be exercised on a cashless basis. A cashless exercise allows warrant holders to convert the warrants into shares of our common stock without the need for a cash payment. Instead of paying cash upon exercise, the warrant holder would receive a reduced number of shares based on a predetermined formula. As a result, the number of shares issued through a cashless exercise will be lower than if the warrants were exercised on a cash basis, which could impact the cash proceeds we receive from the exercise of such warrants.

The Public Warrants may only be exercised for cash provided there is then an effective registration statement registering the shares of common stock issuable upon the exercise of such warrants. If there is not a then-effective registration statement, then such warrants may be exercised on a “cashless basis,” pursuant to an available exemption from registration under the Securities Act.

Our Warrants are exercisable for Common Stock, the exercise of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Our 14,374,975 Public Warrants to purchase an aggregate of 14,374,975 shares of Common Stock and 8,250,000 Private Placement Warrants to purchase an aggregate of 8,250,000 shares of Common Stock will become exercisable on May 16, 2024 in accordance with the terms of that certain warrant agreement, dated March 4, 2021 by and between us and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). The exercise price of the Warrants is $11.50 per share, or approximately $260.2 million in the aggregate, assuming none of the Warrants are exercised through “cashless” exercise.

To the extent such warrants are exercised, additional Common Stock will be issued, which will result in dilution to the holders of Common Stock and will increase the number of shares eligible for resale in the public market. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock. If the trading price for our Common Stock is less than $11.50 per share, we believe holders of our Warrants that were issued will be unlikely to exercise their warrants on a cash basis. On July 18, 2024, the last reported sales price of our Common Stock was $10.49 per share and the last reported sales price of our Public Warrants was $1.32 per warrant. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Common Stock.

Certain of our Warrants are accounted for as liabilities and the changes in value of such Warrants could have a material effect on, or cause volatility in, our financial results.

In connection with the Business Combination, we assumed our Public Warrants to purchase up to 14,374,975 shares of our Common Stock (which were originally issued as warrants to purchase shares of ARRW Class A common stock in connection with ARRW’s IPO). We evaluated the accounting treatment of such Warrants and determined to classify certain of such Warrants as liabilities measured at fair value. The fair value of such Warrants is remeasured on a quarterly basis with changes in the estimated fair value recorded in Other (expense) income on the condensed consolidated statement of operations and comprehensive loss. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on such Warrants each reporting period and that the amount of such gains or losses could materially impact or cause volatility in our financial results. At March 31, 2024, the fair value of the liability associated with the Public Warrants was determined by the Company to be approximately $2.6 million.

Our Certificate of Incorporation designates the Delaware Court of Chancery or Delaware state or United States federal district courts as the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit such stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, other employees or other stockholders.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for state law claims for (i) any derivative claim or cause of action brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders, us or our stockholder; (iii) any action against us or any of our current or former directors, officers or other employees asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or Bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Delaware Court of Chancery; and (vi) any action asserting a claim against us or any of our current or former directors, officers or other employees governed by the internal affairs doctrine or otherwise related to our internal affairs. The foregoing provisions will not apply to any claims as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of such court, which is rested in the exclusive jurisdiction of a court or forum other than such court.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules or regulations promulgated thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring, holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the forum provisions in the Certificate of Incorporation. Although we believe these exclusive forum provisions will benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition. Furthermore, investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder.

Our Certificate of Incorporation, to the extent permitted by applicable law, contains provisions renouncing our interest and expectation to participate in certain corporate opportunities identified or presented to our non-employee directors or stockholders.

Our officers and directors and their respective affiliates may hold, and may, from time to time in the future, acquire interests in or provide advice to businesses that directly or indirectly compete with certain areas of our business. The Certificate of Incorporation provides that we renounce, to the fullest extent permitted by Delaware or other applicable law, any expectancy that any of our non-employee directors, stockholders or the affiliates of such stockholders will offer any corporate opportunity of which such director or stockholder may become aware to us except with respect to a corporate opportunity that was offered to a director solely in his or her capacity as our director and (i) such opportunity is one we are legally and contractually permitted to undertake and (ii) the director is permitted to refer that opportunity to us without violating any legal obligation. As a result, these arrangements could adversely affect our business, results of operations, financial condition or prospects if attractive business opportunities are allocated to any of our non-employee directors, stockholders or the affiliates of such stockholders instead of to us.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of New iLearningEngines’ securities may decline.

Following the Business Combination, fluctuations in the price of our Common Stock could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment, and our Common Stock may trade at a price significantly below the price you paid for it. In such circumstances, the trading price of our Common Stock after the Closing may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of our Common Stock, irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies, notably in the education technology industry, which investors perceive to be similar to us, could depress our stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price for our Common Stock also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

We anticipate spending substantial funds in connection with the tax liabilities that arise upon the settlement of RSUs as a result of the Business Combination.

The RSUs previously issued by Legacy iLearningEngines that we have issued to date vest upon the satisfaction of two vesting requirements: a service based vesting requirement and a liquidity event based vesting requirement and the RSUs do not vest until both requirements are satisfied. The service based vesting requirement is satisfied after the holder has worked for iLearningEngines for some period of time, generally four years. The liquidity event based vesting requirement was satisfied upon the consummation of the Business Combination.

Pursuant to the terms of the RSU award agreement, once the RSUs vest, the Company must settle and deliver the shares underlying the RSU on the vesting date (“Original Issue Date”). However if the Original Issue Date does not occur during an open window period applicable to the RSU holder or on a date when the RSU holder is otherwise permitted to sell shares on an established stock exchange or stock market, then the RSU settlement may be delayed until the RSU holder is no longer prohibited from selling shares on the open market, but in no event later than December 31 of the calendar year of the Original Issue Date or, if and only if permitted in a manner that complies with Treasury Regulations Section 1.409A-1(b)(4), March 15 of the year immediately following the year in which the shares are no longer subject to a substantial risk of forfeiture within the meaning of Treasury Regulations 1.409A-1(d). Since the RSU holders were restricted from selling the shares underlying the RSUs in the open market, the Company did not settle the RSUs at Closing.

Upon settlement of the RSUs discussed above, we can satisfy the income tax withholding obligations (“tax-related items”) associated with the settlement of the RSUs, if any, by any of the following means or by a combination of such means: (i) withholding from any compensation otherwise payable to the RSU holder by New iLearningEngines; (ii) causing the RSU holder to tender a cash payment; (iii) entering on behalf of the RSU holder (pursuant to this authorization without further consent) into a “same day sale” commitment with a broker dealer that is a member of the Financial Industry Regulatory Authority (a “FINRA Dealer”) whereby the RSU holder irrevocably elects to sell a portion of the shares to be issued under the RSU to satisfy any tax-related items and whereby the FINRA Dealer irrevocably commits to forward the proceeds necessary to satisfy the tax-related items directly to New iLearningEngines and/or its affiliates; (iv) withholding shares of common stock from the shares of common stock issued or otherwise issuable to the RSU holder in connection with the RSU with a fair market value (measured as of the date shares of common stock are issued to RSU holder or, if and as determined by New iLearningEngines, the date on which the tax-related items are required to be calculated) equal to the amount of such tax-related items (a “Withhold-to-Cover”); or (v) any other method of withholding determined by New iLearningEngines and permitted by applicable law.

Pursuant to the RSU Award Agreements with S. Farhan Naqvi, Mr. Naqvi may require that we satisfy any tax-related items associated with the settlement of his RSUs pursuant to a Withhold-to-Cover. If so, we estimate that we could be required to withhold an aggregate of 544,304 shares of the New iLearningEngines’ Common Stock in settlement of such RSUs to satisfy tax withholding and remittance obligations at an assumed tax rate of 40%, and to pay approximately $3.2 million in cash to the relevant tax authorities to satisfy our tax withholding and remittance obligations related to the settlement of such RSUs. The amounts in our estimate are based upon the closing price of $5.95 per share, which is our closing price on May 31, 2024, the most recent practicable date prior to the date of this prospectus. Our income and employment tax withholding obligations when Mr. Naqvi’s RSUs are settled are expected to be based on the fair market value of our Common Stock as of the date the transfer instructions are given to the settlement agent, which may be higher or lower than the closing price of $5.95 per share. The cash remittance to satisfy Mr. Naqvi’s RSU tax-related items could adversely affect the business, results of operations or financial condition of New iLearningEngines.

Future resales of our securities may cause the market price of such securities to drop significantly, even if our business is doing well.

The sale of our securities in the public market, including by entities to which we have issued shares in connection with transactions, or the perception that such sales could occur, could harm the prevailing market price of our securities. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The Bylaws contain lock-up provisions that broadly prohibit the sale, pledge, transfer or otherwise disposition of the ownership interest in the Company’s common stock, par value $0.0001 per share (the “Common Stock”) until the earlier to occur of (i) one year after completion of the Business Combination, (ii) the last trading day when the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination and (iii) upon the consummation of a change of control, subject to certain customary exceptions. The lock-up provisions were applicable to holders of shares of Common Stock that were issued: (i) as consideration under the Merger Agreement (the “Merger Shares”); (ii) to directors, officers and employees of the Company and other individuals upon the settlement or exercise of Adjusted RSUs (as defined in the Merger Agreement) or Adjusted Restricted Stock (as defined in the Merger Agreement); and (iii) as consideration pursuant to the convertible promissory notes issued by Legacy iLearningEngines pursuant to convertible note purchase agreements by and between Legacy iLearningEngines and certain investors (the “Convertible Note Shares”).

On April 25, 2024, we waived the lock-up restrictions under the Bylaws, effective as of April 29, 2024, with respect to (i) the Convertible Note Shares and (ii) the Merger Shares held by former Legacy iLearningEngines stockholders that hold, individually, less than three percent (3%) of the Common Stock issued as consideration in connection with the Business Combination, which resulted in the release of approximately 19,367,095 shares of Common Stock held by these lock-up parties, of which 13,906,097 became immediately available for trading. As of the date of the filing of this prospectus, the lock-up restrictions are applicable only to: Harish Chidambaran, Preeta Chidambaran and the Sponsor.

Following the expiration of the applicable lock-up period, equity holders who remain subject to the lock-up provisions will not be restricted from selling shares of our Common Stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of our Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Common Stock. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in our share price or the market price of our Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Pursuant to the Registration Rights Agreement, we are registering the Private Placement Warrants for resale. The resale or possible resale of the Private Placement Warrants could have the effect of increasing the volatility in the price of our Warrants or cause such price to decline.

Additionally, in August 2021, iLearningEngines granted Harish Chidambaran 34,225,600 shares of restricted stock and Preeta Chidambaran 5,657,788 shares of restricted stock, pursuant to Common Stock Purchase Agreements, both dated August 12, 2021. The restricted stock will vest annually over 10 years commencing on April 16, 2025, subject to Mr. Chidambaran and Dr. Chidambaran’s service with the Company through each date. When the restricted stock vests, if any of such shares are sold into the market (including to cover the income tax obligations associated with this vesting event or otherwise), such sales could harm the prevailing market price of our securities.

New iLearningEngines may issue additional shares or other equity securities without your approval, which would dilute your ownership interest and may depress the market price of New iLearningEngines’ Common Stock.

Pursuant to the 2024 Plan, we may issue an aggregate of up to the number of shares equal to 10% of our Common Stock issued and outstanding at the Effective Time, which amount will be subject to increase from time to time. For additional information about this plan, please read the discussion under the heading “Executive Compensation — 2024 Equity Incentive Plan.” We may also issue additional shares of our Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

•	existing shareholders’ proportionate ownership interest in the Company will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each share of previously outstanding common stock may be diminished; and

•	the market price of our Common Stock may decline.

Fluctuations in operating results, quarter to quarter earnings and other factors, including incidents involving customers and negative media coverage, may result in significant decreases in the price of our securities.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our Common Stock, and, as a result, there may be significant volatility in the market price of our Common Stock. Separately, if we are unable to achieve profitability in line with investor expectations, the market price of our Common Stock will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our Common Stock and increase fluctuations in our results. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, change in government regulation, foreign currency fluctuations and uncertainty in tax policies, the possible effects of war, terrorist and other hostilities, other factors affecting general conditions in the economy or the financial markets or other developments affecting the education industry.

An active market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

The price of our securities may vary significantly due to factors specific to us as well as to general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Our President and Chief Executive Officer has control over key decision making as a result of his control of a majority of our common stock.

Harish Chidambaran, our co-founder and Chief Executive Officer, owned approximately 70% of the voting power of our outstanding common stock as of June 24, 2024, including restricted stock and shares held by family members of Mr. Chidambaran. As a result, Mr. Chidambaran has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other stockholders do not support. This concentrated control could also discourage a potential investor from acquiring our common stock due to the limited voting power of such stock. In addition, Mr. Chidambaran has the ability to control the management and major strategic investments of our company as a result of his position as our Chief Executive Officer and his ability to control the election or replacement of our directors. In the event of his death, the shares of our capital stock that Mr. Chidambaran owns will be transferred to the persons or entities that he designates. As a board member and officer, Mr. Chidambaran owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Chidambaran is entitled to vote his stock in his own interests, which may not always be in the interests of our stockholders generally.

As long as our principal stockholders hold a majority of the voting power of our capital stock, we may rely on certain exemptions from the corporate governance requirements of the Nasdaq available for “controlled companies.”

We are a “controlled company” within the meaning of the corporate governance requirements of the Nasdaq because our principal stockholders will continue to hold more than 50% of the voting power of our outstanding shares of capital stock. A controlled company may elect not to comply with certain corporate governance requirements of the Nasdaq. Accordingly, you will not have certain of the protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. We have not and do not plan to rely on any of the exemptions available to controlled companies.

Claims for indemnification by our directors and officers may reduce available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our organizational documents provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the DGCL, the Bylaws and the indemnification agreements that we have entered into with our directors and officers will provide that:

•	we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at its request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•	we will be required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	we will not be obligated pursuant to the Bylaws to indemnify a person with respect to proceedings initiated by that person against us or its other indemnitees, except with respect to proceedings authorized by its board of directors or brought to enforce a right to indemnification;

•	the rights conferred in the Bylaws are not exclusive, and we are authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend its bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

We are an emerging growth company as well as a smaller reporting company within the meaning of the Securities Act and, if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies,” our securities may be less attractive to investors and it may be more difficult to compare our performance with other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of shares of Common Stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2026, which is the last day of the fiscal year following the fifth anniversary of the date of the first sale of Common Stock in Arrowroot’s initial public offering. We cannot predict whether investors will find our securities less attractive because it relies on these exemptions. If some investors find our securities less attractive as a result of its reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our shares of common stock less attractive because we will rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active market for our shares of common stock and our share price may be more volatile.

Additionally, we qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our Common Stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of Common Stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent that we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Anti-takeover provisions contained in the Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Certificate of Incorporation and Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairperson of the board of directors, the chief executive officer or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	controlling the procedures for the conduct and scheduling of stockholder meetings;

•	providing for a staggered board, in which the members of the board of directors are divided into three classes to serve for a period of three years from the date of their respective appointment or election;

•	granting the ability to remove directors with cause by the affirmative vote of 66 2/3% in voting power of the outstanding shares of our Common Stock entitled to vote thereon;

•	requiring the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of capital stock of New iLearningEngines entitled to vote generally in the election of directors, voting together as a single class, to amend the Bylaws or ARTICLE V, ARTICLE VI, ARTICLE VII, ARTICLE VIII, and ARTICLE IX of the Certificate of Incorporation; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our Board or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay hostile takeovers and changes in control of the Company or changes in our Board and management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which will prevent some stockholders holding more than 15% of our outstanding Common Stock from engaging in certain business combinations without approval of the holders of substantially all of our Common Stock. Any provision of the Certificate of Incorporation or Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock and could also affect the price that some investors are willing to pay for our Common Stock.

USE OF PROCEEDS

All of the shares of Common Stock and Warrants offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales. We will pay certain expenses associated with the registration of the securities as described in the “Plan of Distribution” section in this prospectus.

We will receive up to an aggregate of approximately $260,187,213 from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds we may receive from the exercise of the Warrants for general corporate purposes. Due to the uncertainty regarding the exercise of the Warrants, none of our projected liquidity requirements discussed in this prospectus assume the receipt of any proceeds from the exercise of the Warrants. We will have broad discretion over the use of proceeds from the exercise of the Warrants. The Private Placement Warrants may be exercised for cash or on a “cashless basis.” The Public Warrants may only be exercised for cash provided there is then an effective registration statement registering the shares of common stock issuable upon the exercise of such warrants. If there is not a then-effective registration statement, then such warrants may be exercised on a “cashless basis,” pursuant to an available exemption from registration under the Securities Act. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. So long as the trading price for our Common Stock is less than $11.50 per share, meaning the the warrants are “out of the money,” the warrant holders are not likely to exercise their warrants. There can be no assurance that such Warrants will be in the money prior to their respective expiration dates, and therefore, we may not receive any cash proceeds from the exercise of such Warrants.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of Common Stock underlying the Warrants offered hereby is determined by reference to the exercise price of the Warrants of $11.50 per share. The Public Warrants are listed on Nasdaq under the symbol “AILEW.”

We cannot currently determine the price or prices at which shares of Common Stock or Warrants may be sold by the Selling Securityholders under this prospectus.

MARKET INFORMATION FOR SECURITIES AND DIVIDEND POLICY

Market Information

Our Common Stock and Public Warrants are currently listed on Nasdaq Global Market under the symbols “AILE” and “AILEW,” respectively. Prior to the Closing, ARRW’s units, Class A Common Stock and Public Warrants were historically quoted on the Nasdaq Capital Market under the symbols “ARRWU,” “ARRW” and “ARRWW,” respectively. As of April 16, 2024, and following the consummation of the Business Combination, there were 90 holders of record of our Common Stock and one holder of record of our Public Warrants. We currently do not intend to list the Private Placement Warrants on any stock exchange or stock market.

Dividend Policy

We have not declared or paid any dividends on shares of Common Stock to date. We anticipate that we will retain our future earnings to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on our financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects, and such other factors as the Board deems relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of iLearningEngines Inc. (for purposes of this section, the “Company,” “iLearningEngines” “we,” “us” and “our” refer to iLearningEngines Inc. (which changed its name to iLearningEngines Holdings, Inc. in connection with the Business Combination (as defined below)) and its subsidiaries prior to the consummation of the Business Combination and iLearningEngines, Inc. (formerly known as Arrowroot Acquisition Corp) after the consummation of the Business Combination, unless the context otherwise requires) should be read in conjunction with our unaudited interim consolidated financial statements and the related notes thereto as of March 31, 2024, and for the three months ended March 31, 2024 and 2023, included elsewhere in this prospectus and our audited consolidated financial statements as of and for the fiscal year ended December 31, 2023, included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, such as statements of our plans, objectives, expectations and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” “will,” “continue,” “project,” and the like, and/or future tense or conditional constructions (“will,” “may,” “could,” “should,” etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including those we describe under sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors.

Recent Developments

Business Combination

On April 27, 2023, we entered into an Agreement and Plan of Merger and Reorganization (as amended, the “Merger Agreement”) with Arrowroot Acquisition Corp. (“ARRW”), a Delaware corporation and ARAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ARRW (“Merger Sub”). On April 16, 2024 (the “Closing Date”), we consummated the merger transactions contemplated by the Merger Agreement, following the approval by ARRW’s stockholders at a special meeting of stockholders held on April 1, 2024, whereby Merger Sub merged with and into iLearningEngines with the separate corporate existence of Merger Sub ceasing (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). The closing of the Business Combination is herein referred to as “the Closing.” In connection with the consummation of the Merger on the Closing Date, ARRW changed its name from Arrowroot Acquisition Corp. to iLearningEngines, Inc. and iLearningEngines changed its name to iLearningEngines Holdings, Inc. (in such post-closing capacity, “Legacy iLearningEngines”).

As a result of the Merger and upon the Closing, among other things, (1) each share of Legacy iLearningEngines Common Stock issued and outstanding as of immediately prior to the Closing was exchanged for the right to receive the number of shares of common stock, par value $0.0001 per share, of New iLearningEngines (“New iLearningEngines Common Stock”) equal to the exchange ratio of 0.8061480 (the “Exchange Ratio”) for an aggregate of 77,242,379 shares of New iLearningEngines Common Stock; (2) each share of Legacy iLearningEngines Common Stock held in the treasury of Legacy iLearningEngines was cancelled without any conversion thereof and no payment or distribution was or will be made with respect thereto; (3) each Vested RSU was cancelled and converted into the right to receive, subject to settlement and delivery in accordance with the Legacy iLearningEngines equity incentive plan, a number of New iLearningEngines Common Stock equal to the Exchange Ratio, for an aggregate of 5,675,890 shares of New iLearningEngines Common Stock; (4) each Unvested RSU was cancelled and converted into the right to receive a number of restricted stock units issued by the New iLearningEngines equal to the Exchange Ratio (“New iLearningEngines Converted RSU Award”), with each New iLearningEngines Converted RSU Award subject to the same terms and conditions as were applicable to the original Legacy iLearningEngines restricted stock unit award, for an aggregate of 78,730 shares of New iLearningEngines Common Stock subject to New iLearningEngines RSU Awards; (5) each share of vested Legacy iLearningEngines restricted stock was converted into the right to receive a number of shares of New iLearningEngines Common Stock equal to the Exchange Ratio, for an aggregate of 290,447 shares of New iLearningEngines Common Stock; (6) each share of unvested Legacy iLearningEngines restricted stock was converted into the right to receive a number of restricted shares of New iLearningEngines Common Stock (“New iLearningEngines Converted Restricted Stock”) equal to the Exchange Ratio, with substantially the same terms and conditions as were applicable to such unvested Legacy iLearningEngines restricted stock immediately prior to the Effective Time, which shares will be restricted subject to vesting on the books and records of Legacy iLearningEngines, for an aggregate of 32,151,912 shares of New iLearningEngines Converted Restricted Stock; (7) each Convertible Note (as defined below) was converted into the right to receive a number of shares of New iLearningEngines Common Stock equal to the Convertible Note Balance, divided by $10.00, for an aggregate of 13,060,608 shares of New iLearningEngines Common Stock; (8) the 2020 Lender, 2021 Lender and 2023 Lender received 4,419,998 shares of New iLearningEngines Common Stock on the Closing Date based on amendments to term loans; (9) Former ARRW public stockholders received 638,977 shares of New iLearningEngines Common Stock on the Closing Date in exchange for former ARRW public shares, which included: (a) 82,091 shares of New iLearningEngines Common Stock issued pursuant to a non-redemption agreement with an investor as consideration for the non-exercise of redemption rights by such investor in connection with the shareholder meetings preceding the Business Combination, and (b) 556,886 shares of New iLearningEngines Common Stock as a result of the conversion of former ARRW Class A common stock; (10) the former ARRW founders received 6,705,409 shares of New iLearningEngines Common Stock in exchange for former ARRW Class B Common Stock; and (11) the former ARRW sponsor received 460,384 shares of New iLearningEngines Common Stock as consideration, in part, for the repayment in full of all outstanding obligations under unsecured promissory notes issued to Arrowroot.

Upon the consummation of the Business Combination and payment of certain other amounts that were contingent on the closing of the Business Combination, the most significant change in our reported financial position was an increase in cash and cash equivalents of approximately $5.9 million primarily due to proceeds from the Trust Account, partially offset by cash payments that were disbursed at the Closing which included $0.2 million of transaction expenses, $5.0 million prepayment for forward purchase agreement, $0.1 million in directors’ and officers’ insurance premiums, and $0.5 million payments to ARRW promissory notes. For more information, see “— Liquidity and Capital Resources”.

In connection with the April 1 special meeting of shareholders of ARRW (and related postponements) and the closing of the Business Combination, the holders of ARRW’s Class A common stock, par value $0.0001 per share exercised their right to redeem their shares for cash at a redemption price of approximately $10.36 per share, for an aggregate redemption amount of approximately $41.1 million. As a result, approximately $5.9 million was the balance remaining in such trust account. As a result, the condition to iLearningEngines’ obligation to consummate the Business Combination that the amount of cash available in ARRW’s trust account immediately prior to the effective time of the Business Combination, after deducting the amount required to satisfy payments to ARRW stockholders in connection with the redemptions, the payment of any deferred underwriting commissions being held in ARRW’s trust account and the payment of certain transaction expenses, is equal to or greater than $100 million (such condition, the “Minimum Cash Condition”) was not satisfied. Therefore, in connection with the closing of the Business Combination, on April 16, 2024, we waived the Merger Agreement’s minimum cash condition of $100.0 million and minimum Market Value of Publicly Held Shares (as defined in Nasdaq’s listing requirements) condition. To offset the impacts of such waiver: (i) on March 27, 2024, we entered each of the Fee Reduction Agreement, the Amended Mizuho Engagement Letter and the BTIG Amendment; (ii) on April 9, 2024, we entered into the Letter Agreement; (iii) on April 16, 2024, we entered into the 2024 Convertible Note Purchase Agreement; and (iv) on April 17, 2024 we entered into the Revolving Loan Agreement. Each agreement is more fully described below, including the Letter Agreement, which is described in “— Liquidity and Capital Resources — Forward Purchase Agreement”.

Concurrently with the Closing, in addition to approximately $5.9 million from the ARRW trust account, we received approximately $46.8 million in gross proceeds, comprising approximately $17.4 million from the 2023 Convertible Notes and approximately $29.4 million from the 2024 Convertible Notes. For more information, see “— Recent Developments — 2023 Convertible Note” and “— Recent Developments — 2024 Convertible Note”. Subsequently, on April 17, 2024, the Company received an aggregate of up to $60.0 million, consisting of (i) a revolving credit facility in an aggregate principal amount of up to $40.0 million and (ii) an uncommitted accordion facility allowing the Company to increase the revolving commitments by an additional principal amount of $20.0 million pursuant to the Revolving Loan Facility. On June 27, 2024, the Borrower amended the Revolving Loan Agreement to, among other things, increase the revolving credit facility from $40.0 million to $60.0 million. Borrower drew $20.0 million in Revolving Loans on June 27, 2024, which will be used for general corporate purposes. For more information, see “— Recent Developments — Revolving Loan Agreement”.

We believe that cash raised in the Business Combination is sufficient to fund our continuing operations through May 2025. However, based on the disparity between the exercise price of the Warrants and the current trading price of the Common Stock, it is unlikely that the Company will receive significant proceeds from exercises of the Warrants. In light of both the unlikelihood of such exercises and the significant number of redemptions in connection with the Business Combination, additional funds would be required to fund our continuing operations thereafter. Our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of shares of our common stock by the selling securityholders pursuant to this prospectus, which could result in a significant decline in the trading price of our common stock and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. In addition, debt and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce our operations.

Non-Redemption Agreement

On February 2, 2024, the Company entered into a Non-Redemption Agreement (the “Non-Redemption Agreement”) with Meteora to not redeem its shares of the Company’s Class A common stock (the “Class A Common Stock”) at the special meeting of stockholders held on February 2, 2024 (the “Extension Special Meeting”). Pursuant to the Non-Redemption Agreement, Meteora agreed not to request redemption of 410,456 shares of Class A Common Stock (the “Non-Redeemed Shares”) in connection with the Extension Special Meeting. In consideration of Meteora entering into the Non-Redemption Agreement, immediately following the closing of the Company’s initial business combination, Arrowroot agreed to forfeit 82,091 shares of Class B common stock (the “Class B Common Stock”), or 41,046 shares of Class B Common Stock in the event the initial business combination was consummated in February 2024. Pursuant to the terms of the Non-Redemption Agreement, Arrowroot forfeited, and the Company issued, 82,091 shares of Common Stock to Meteora promptly following the consummation of the Business Combination.

Deferred Underwriting Fee

On March 27, 2024, Arrowroot and Cantor entered into the Fee Reduction Agreement, pursuant to which Cantor has agreed to forfeit $4.1 million of the deferred underwriting fees payable, resulting in a remainder of $6.0 million of deferred underwriting fees payable (the “Reduced Deferred Fee”) by Arrowroot to Cantor subject to the Closing. The Reduced Deferred Fee shall be payable to Cantor in the form of shares of New iLearningEngines Common Stock in an amount of shares equal to the greater of (i) $6.0 million, divided by $10.00 and (ii) the quotient obtained by dividing (x) $6.0 million by (y) the VWAP (as defined in the Fee Reduction Agreement) of New iLearningEngines Common Stock over the seven (7) trading days immediately prior to the initial filing of the Resale Registration Statement (as defined in the Fee Reduction Agreement). On June 3, 2024, the Company issued 1,022,146 shares of Common Stock to Cantor at a price of $5.87 per share pursuant to the Fee Reduction Agreement. Under the Fee Reduction Agreement, the combined company will be subject to, among others, certain obligations with respect to the filing of the resale registration statement and maintaining the continued effectiveness of the resale registration statement, and a failure of the combined company to discharge such obligations may result in the ability of Cantor to require the combined company to pay the Reduced Deferred Fee in cash. The Fee Reduction Agreement only applies to the consummation of the Business Combination with iLearningEngines and no other potential business combinations that may be contemplated or consummated by Arrowroot. The form of Fee Reduction Agreement is attached to this Form S-1 as Exhibit 10.35 and the terms of such agreement are incorporated herein by reference.

Mizuho Fee Agreement

On June 5, 2020, Mizuho and iLearningEngines entered into a letter agreement (the “Mizuho Engagement Letter”) pursuant to which iLearningEngines engaged Mizuho as a financial advisor in connection with the Business Combination. On March 27, 2024, the Company and Mizuho amended the Mizuho Engagement Letter (the “Amended Mizuho Engagement Letter”), to provide that, in lieu of payment in cash of the full amount of any advisory fees or other fees or expenses owed under the Mizuho Engagement Letter, the iLearningEngines shall pay (or cause the combined company to pay) Mizuho the $7.5 million Mizuho Fee in cash or New iLearningEngines Shares, at the sole discretion of the combined company. To date, the Company has paid approximately $1.1 million in cash to Mizuho. If iLearningEngines elects to pay the Mizuho Fee in New iLearningEngines Shares, then prior to the issuance of such shares, iLearningEngines has agreed to register such shares on Form S-3 or Form S-1 or any similar long-form registration statement that may be available at such time and to list such shares on the principal national securities exchange on which the New iLearningEngines Shares are then listed and traded. The form of the Amended Mizuho Engagement Letter is attached to this Form S-1 as Exhibit 10.36 and the terms of such agreement are incorporated herein by reference.

BTIG Fee Agreement

On July 25, 2023, BTIG and Arrowroot entered into a letter agreement (the “BTIG Engagement Letter”) pursuant to which Arrowroot engaged BTIG as a financial advisor in connection with the Business Combination. On March 27, 2024, the BTIG and Arrowroot amended the BTIG Engagement Letter (the “BTIG Amendment”), to provide that, in lieu of payment in cash of the full amount of any advisory fees or other fees and expenses owed under the BTIG Engagement Letter, Arrowroot will pay to BTIG $3.0 million in advisory fees (the “BTIG Advisory Fee”) and BTIG Expenses. The BTIG Expenses will be paid in cash upon the consummation of the Business Combination. The BTIG Advisory Fee will be payable to BTIG in the form of shares of New iLearningEngines Common Stock in an amount of shares equal to the greater of (i) $3.0 million, divided by $10.00 and (ii) the quotient obtained by dividing (x) $3.0 million by (y) the VWAP (as defined in the BTIG Amendment) of New iLearningEngines Common Stock over the seven (7) trading days immediately prior to the initial filing of the Resale Registration Statement (as defined in the BTIG Amendment). On June 3, 2024, the Company issued 511,073 shares of Common Stock to BTIG at a price of $5.87 per share pursuant to the BTIG Amendment. Under the BTIG Amendment, the combined company will be subject to, among others, certain obligations with respect to the filing of the resale registration statement and maintaining the continued effectiveness of the resale registration statement, and a failure of the combined company to discharge such obligations may result in the ability of BTIG to require the combined company to pay the BTIG Advisory Fee in cash. The form of the BTIG Amendment is attached to this Form S-1 as Exhibit 10.37 and the terms of such agreement are incorporated herein by reference.

Cooley Fee Agreement

On October 20, 2020, Cooley and Arrowroot entered into a letter agreement (as amended, the “Cooley Engagement Letter”) pursuant to which Arrowroot engaged Cooley as a law firm in connection with the Business Combination. On March 27, 2024, Cooley and Arrowroot amended the Cooley Engagement Letter (the “First Cooley Amendment”), to provide that, Arrowroot will pay to Cooley $2.0 million in law fees (the “Cooley Deferred Law Fee”) in the form of a certain number of shares (the “Cooley Fee Shares”). The Cooley Fee Shares will be issued in the form of shares of New iLearningEngines Common Stock in an amount of shares equal to the greater of (i) $2.0 million, divided by $10.00 and (ii) the quotient obtained by dividing (x) $2.0 million by (y) the VWAP (as defined in the Cooley Amendment) of New iLearningEngines Common Stock over the seven (7) trading days immediately prior to the initial filing of the Resale Registration Statement (as defined in the Cooley Amendment). On May 31, 2024, the parties amended the First Cooley Amendment (the “Second Cooley Amendment”) to change the Cooley Deferred Law Fee from $2.0 million to $1.3 million. On June 3, 2024, the Company issued 221,465 shares of Common Stock to Cooley at a price of $5.87 per share pursuant to the Cooley Engagement Letter. Under the Cooley Amendment, the combined company will be subject to, among others, certain obligations with respect to the filing of the resale registration statement and maintaining the continued effectiveness of the resale registration statement. The form of the First Cooley Amendment is attached to this Form S-1 as Exhibit 10.38 and the terms of such agreement are incorporated herein by reference, and the Second Cooley Amendment is attached to this Form S-1 as Exhibit 10.39 and the terms of such agreement are incorporated herein by reference.

2023 Convertible Note

On April 27, 2023, Legacy iLearningEngines entered into a convertible note purchase agreement (the “2023 Convertible Note Purchase Agreement”), with certain investors (collectively, with all investors who may become party to the 2023 Convertible Note Purchase Agreement thereafter, the “2023 Convertible Note Investors”), pursuant to which, among other things, Legacy iLearningEngines issued and sold to the 2023 Convertible Note Investors convertible notes due in October 2025 (“2023 Convertible Notes”) with aggregate principal amount of $17,400,000, including to affiliates of the Sponsor. Each 2023 Convertible Note accrued interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each 2023 Convertible Note automatically converted into 4,971,076 shares of Legacy iLearningEngines thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares New iLearningEngines Common Stock (rounded down to the nearest whole share) equal to (i) 2.75, multiplied by the outstanding principal under such 2023 Convertible Note, plus all accrued and unpaid interest thereon, divided by (ii) $10.00.

2024 Convertible Note

On March 21, 2024, Legacy iLearningEngines entered into the 2024 convertible note purchase agreement (the “2024 Convertible Note Purchase Agreement”) with an investor (the “March Investor”) pursuant to which, among other things, Legacy iLearningEngines issued and sold the Initial 2024 Convertible Note in an aggregate principal amount of $700,000. On April 16, 2024, Legacy iLearningEngines entered into the 2024 Convertible Note Purchase Agreement with certain investors (collectively, the “April Investors” and, together with the March Investor, the “2024 Convertible Note Investors”), pursuant to which, among other things, Legacy iLearningEngines issued and sold to the 2024 Convertible Note Investors convertible notes due in October 2026 (“2024 Convertible Notes”) with aggregate principal amount of $29,414,500 (including the initial $700,000 note). Each 2024 convertible note accrued interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each 2024 Convertible Note automatically converted into 8,089,532 shares of Legacy iLearningEngines thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares New iLearningEngines Common Stock (rounded down to the nearest whole share) equal to (i) 2.75, multiplied by the outstanding principal under such convertible note, plus all accrued and unpaid interest thereon, divided by (ii) $10.00. The price per share at which the Principal (as defined in the 2024 Convertible Note Purchase Agreement), together with accrued but unpaid interest, on each 2024 Convertible Note converts into Incentive Shares (as defined in the 2024 Convertible Note Purchase Agreement) is referred to as the “Conversion Price” herein.

In the event that the Volume Weighted Average Price (“VWAP”) (as defined in the 2024 Convertible Note Purchase Agreement) of the New iLearningEngines Common Stock over the ten (10) trading days immediate preceding November 30, 2024 (the “Reference Date”) is below the Conversion Price, then the 2024 Convertible Note shall be converted into shares of New iLearningEngines Common Stock, together with a make-whole payment equal to a number of additional Incentive Shares (rounded down to the nearest whole share) equal to (i) the Conversion Price, divided by the Reference Price (as defined below), minus (ii) one (1). “Reference Price” means the greater of (i) the VWAP of the New iLearningEngines Common Stock over the ten (10) trading days immediately preceding the Reference Date and (ii) $1.00. Notwithstanding the foregoing, the maximum number of shares issuable pursuant to the 2024 Convertible Notes shall not exceed 10,000,000 Incentive Shares.

In connection with the issuance of the 2024 Convertible Notes, on March 21, 2024, (i) Legacy iLearningEngines entered into a joinder to the Amended and Restated Registration Rights Agreement with each of the 2024 Convertible Note Investors, and (ii) the 2024 Convertible Note Investors entered into subordination agreements in favor of any holder of senior debt.

Revolving Loan Agreement

On April 17, 2024 (the “Loan Closing Date”), Legacy iLearningEngines entered into a Loan and Security Agreement (as amended, the “Revolving Loan Agreement”), by and among Legacy iLearningEngines as borrower (“Borrower”), the lenders party thereto (the “Lenders”) and East West Bank, as administrative agent and collateral agent for the Lenders (“Agent”). The Revolving Loan Agreement provides for (i) a revolving credit facility in an aggregate principal amount of up to $40.0 million and (ii) an uncommitted accordion facility allowing the Borrower to increase the revolving commitments by an additional principal amount of $20.0 million at Borrower’s option and upon Agent’s approval (collectively, the “Revolving Loans”). Borrower drew $40.0 million in Revolving Loans on the Loan Closing Date, which was used (x) to repay in full Borrower’s existing indebtedness under the (i) Loan and Security Agreement, dated as of December 30, 2020, between Legacy iLearningEngines and Venture Lending & Leasing IX, Inc., (ii) Loan and Security Agreement, dated as of October 21, 2021, between Legacy iLearningEngines, and Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc. and (iii) Loan and Security Agreement, dated as of October 31, 2023, between Legacy iLearningEngines and WTI Fund X, Inc. (the “WTI Loan Agreements”) and which will be used for (y) for general corporate purposes. On June 27, 2024, Legacy iLearningEngines entered into that certain First Amendment to Loan and Security Agreement (the “Revolving Loan Amendment”) with the Lenders and the Agent, pursuant to which the parties agreed to amend the Revolving Loan Agreement to, among other things: (i) increase the Maximum Revolving Advances Limit (as defined therein) from $40.0 million to $60.0 million; (ii) designate Valley National Bank as a new lender to the Loan Agreement with a Revolving Advance Commitment (as defined therein) of $20.0 million; and (iii) modify the minimum liquidity financial covenant to require that Legacy iLearningEngines maintain at least $12,000,000 in cash and cash equivalents with the Agent at all times. Borrower drew $20.0 million in Revolving Loans on June 27, 2024, which will be used for general corporate purposes.

The obligations under the Revolving Loan Agreement are secured by a perfected security interest in substantially all of the Borrower’s assets except for certain customary excluded property pursuant to the terms of the Revolving Loan Agreement. On the Loan Closing Date, the Company and In2Vate, L.L.C., an Oklahoma limited liability company and wholly-owned subsidiary of Legacy iLearningEngines (the “Guarantors”), entered into a Guaranty and Suretyship Agreement (the “Guaranty”) with the Agent, pursuant to which the Guarantors provided a guaranty of Borrower’s obligations under the Revolving Loan Agreement and provided a security interest in substantially all of the Guarantors’ assets except for certain customary excluded property pursuant to the terms of the Guaranty.

The interest rate applicable to the Revolving Loans is Adjusted Term Secured Overnight Financing Rate (“SOFR”) (with an interest period of 1 or 3 months at the Borrower’s option) plus 3.50% per annum, subject to an Adjusted Term SOFR floor of 4.00%.

The maturity date of the Revolving Loans is April 17, 2027. The Revolving Loan Agreement contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness and dividends and other distributions. Borrower is also required to comply with the following financial covenants, which are more fully set forth in the Revolving Loan Agreement (i) minimum liquidity, (ii) minimum revenue performance to plan, (iii) minimum fixed charge coverage ratio and (iv) maximum leverage ratio.

The Revolving Loan Agreement also includes customary events of default, including failure to pay principal, interest or certain other amounts when due, material inaccuracy of representations and warranties, violation of covenants, specified cross-default and cross-acceleration to other material indebtedness, certain bankruptcy and insolvency events, certain undischarged judgments, material invalidity of guarantees or grant of security interest, material adverse effect and change of control, in certain cases subject to certain thresholds and grace periods. If one or more events of default occurs and continues beyond any applicable cure period, the Agent may, with the consent of the Lenders holding a majority of the loans and commitments under the facility, or will, at the request of such Lenders, terminate the commitments of the Lenders to make further loans and declare all of the obligations of the Company under the Revolving Loan Agreement to be immediately due and payable.

Prepayment of Term Loan

On April 18, 2024, the Company prepaid the full amount of the Amended Term Loan using a combination of $22.4 million cash and 159,379 shares of our Common Stock. Based on the timing of the prepayment, 815,999 Loan Restructuring Shares were canceled.

Overview

iLearningEngines is an out-of-the-box AI platform that empowers customers to “productize” their institutional knowledge and generate and infuse insights in the flow-of-work to drive mission critical business outcomes. iLearningEngines’ customers “productize” their institutional knowledge by transforming it into actionable intellectual property that enhances outcomes for employees, customers and other stakeholders. Our platform enables enterprises to build intelligent “Knowledge Clouds” that incorporate large volumes of structured and unstructured information across disparate internal and external systems, and to automate organizational processes that leverage these Knowledge Clouds to improve performance. Our Learning Experience Platform addresses the corporate learning market and our Information Intelligence Platform addresses the information management, analytics and automation markets. We combine our platforms with vertically focused capabilities and data models to operationalize AI and automation to effectively and efficiently address critical challenges facing our customers. Our customers utilize our platform to analyze and address employee knowledge gaps, provide personalized cognitive assistants or chatbots, and make predictive decisions based on real-time insights.

We serve more than 1,000 enterprise end customers, with over 4.7 million licensed users across 12+ industry verticals. Our revenue by end licensed user industry vertical is set forth below:

Other includes customers in the oil & gas, aviation, retail, automobile, utilities, government, and logistics industries.

Our customers are broadly distributed geographically with a focus on North America and India. Our revenue by customer geography is shown below:

With respect to our disaggregation of revenue by customer geography, geography is primarily determined based on the location of the customer identified in the contract. As described in the Technology Partner policy note in Note 2 of the unaudited financials for the three months ended March 31, 2024, we enter contracts with the Technology Partner through which the Technology Partner purchases and integrates our platform into the Technology Partner’s own software solution provided to one of the Technology Partner’s customers. In this type of contractual arrangement, we identify the Technology Partner as our customer. In contractual arrangements in which the Technology Partner is identified as the customer, the Technology Partner’s end customer may or may not be known by us. In cases in which the Technology Partner’s customer is known to the Company, the geography is determined based on the location of the Technology Partner’s customer and conversely, in cases in which the Technology Partner’s customer is not known, the customer geography is determined based on the geography of the Technology Partner.

We provide access to our platform through software licenses that grant our customers the right to use our proprietary software and access to our maintenance and support services. Most of the value of our contracts relates to software licenses for the use of our software and related maintenance and support, but we also allocate a portion of the consideration to implementation services. Nearly all of our revenues are generated from long term maintenance and support agreements, which are typically one to three years in length and contain provisions to auto-renew for one-year periods. As a result of our deep integration within the operations of our clients and our multi-period maintenance and support agreements, our business model provides us with significant visibility into our future performance and considerable predictability of our results.

Pricing for our contracts is determined based on scale, use cases, usage patterns of our customers and strategic value to us, as well as the amount of support we expect will be required. Therefore, our pricing is highly variable. We offer user licenses for both Experts and end users (“Learners”). Experts are the designated “gatekeepers” within our customers’ organizations that are granted content augmentation capabilities and are provided with the ability to create and distribute content to improve outcomes. Learners utilize the platform for the consumption of learning and other content. Expert licenses are priced higher since they require more consistent ongoing support from us.

The following contracted customers accounted for more than 10% of our revenue in the periods shown below:

	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023
	(%)		(%)
Customer A	16.7%	Customer A	21.5%
Customer B	13.5%	Customer B	17.7%
Customer C	11.3%	Customer C	13.0%
Customer D	10.3%	Customer D	11.8%

	Year Ended December 31, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	(%)		(%)		(%)
Customer A	19.3%	Customer A	17.4%	Customer B	22.8%
Customer B	16.0%	Customer B	17.0%	Customer D	20.2%
Customer C	11.7%	Customer C	14.9%	Customer C	13.1%
Customer D	11.9%	Customer D	14.3%	Customer E	11.0%
-	-	Customer E	10.3%	-	-

As of March 31, 2024, we generated $125 million of revenue, representing 33% growth over the prior year, with 69% gross margins. Our near-term profitability will be affected mainly by our ability to grow revenue, the gross margins we can achieve on sales, and our ability to control our selling, general and administrative and research and development (“R&D”) expenses while strategically investing in our growth and solution capabilities. We expect that our cost of revenue will increase on an absolute basis over the next few quarters as a result of implementation and dedicated application and content support for newly added customers to ensure that our customers are able to increase engagement and optimizing the value of our products. Our sales strategy includes leveraging channel partners with significant domain expertise to provide us with access to new customers, verticals and markets, and our direct salesforce has proven to be effective in expanding our presence within our customers. Over time, we intend to prioritize our growth within industry verticals and geographies that we believe will provide the greatest profitability prospects for us over the longer term.

Key Performance Metrics

We regularly review the following performance metrics to evaluate our business, identify trends affecting our business, prepare financial projections, and make strategic decisions. The calculation of these metrics may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Annual Recurring Revenue. Annual Recurring Revenue (“ARR”) is defined as the annualized recurring value of all active maintenance and support contracts at the end of a reporting period. We believe ARR is useful for assessing the performance of our recurring maintenance and support revenue base and identifying trends affecting our business. ARR mitigates fluctuations due to seasonality, contract term, sales mix, and revenue recognition timing resulting from revenue recognition methodologies under GAAP. ARR should be viewed independently of revenue as it is an operating measure and is not intended to be combined with or to replace GAAP revenue.

	Three Months Ended March 31,
(dollars in thousands)	2024	2023
ARR	$478,941	$357,282

	Year Ended December 31,
(dollars in thousands)	2023	2022	2021
ARR	$447,343	$313,667	$224,332

Net Dollar Retention. Net Dollar Retention (“NDR”) is an operational performance measure that we use to assess our client retention and its dollar impact on our business. We define Net Dollar Retention (“NDR”) as the ARR in dollars generated in the current period by clients that existed in the prior comparable period divided by the ARR in dollars by those same clients in the prior period. NDR illustrates the impact of upgrades, downgrades and cancellations in the current period on the existing client base. Since NDR does not factor in revenue from clients acquired in the current period and includes any churn from existing contracted customers, we believe it is an accurate measure of client retention. For the avoidance of doubt, NDR does not exclude prior year contracted customers that were not retained in the current year. Our NDR has varied between 115% and 140% over the periods presented. We intend to continue to employ a “land and expand” strategy which will help grow our NDR, but NDR may also begin to be affected by the maturation of our existing client base which could stabilize their dollar spend with us.

NDR is calculated as the dollar value of recurring revenue from existing clients at the end of the prior period, plus the current period’s dollar impact of upsells or cross-sells from the prior period’s existing clients, minus the current period’s dollar impact of churn or downgrades from the prior period’s existing clients, divided by prior period recurring revenues from existing clients.

The dollar impact of upsells or cross-sells is calculated as the sum of incremental recurring revenue between the end of the prior period and the end of the current period from the prior period’s existing clients that expanded usage of our products resulting in incremental recurring revenues earned in the current period.

The dollar impact of churn or downgrades is calculated as the difference in recurring revenue between the end of the prior period and the end of the current period from the prior period’s existing clients that have decreased in usage or are no longer revenue contributing customers.

	Three Months Ended March 31,
	2024	2023
Net Dollar Retention	132%	125%

	Year Ended December 31,
	2023	2022	2021
Net Dollar Retention	125%	117%	139%

The increase in NDR for the 3-month period ended March 31, 2024 as compared to the 3-month period ended March 31, 2023 was the result of increased spend on learning automation, adoption of integrated school tutoring solution and AI driven work automation by customers who had decreased spending during the pandemic.

The slight drop in NDR from 2021 to 2022 can be attributed to the lower contribution of upsell/cross sell in 2022 as some of our clients curtailed the pace of their spending increases on virtual learning post-pandemic.

Adjusted EBITDA

Adjusted EBITDA is a performance measure that we use to assess our operating performance and the operating leverage within our business. We define Adjusted EBITDA as net (loss) income, before interest, income taxes, depreciation and amortization, non-capitalizable transaction costs, stock-based compensation, change in fair value of warrant liability, change in fair value of convertible notes and loss on debt extinguishment, and other non-operating income and expenses. We monitor Adjusted EBITDA as a non-GAAP financial measure to supplement the financial information we present in accordance with GAAP to provide investors with additional information regarding our financial results. We expect Adjusted EBITDA to fluctuate in future periods as we continue to invest in our business to achieve greater scale and efficiencies.

We report our financial results in accordance with GAAP but management believes that Adjusted EBITDA provides investors with additional useful information in evaluating our performance. Adjusted EBITDA is a financial measure that is not required by or presented in accordance with GAAP. We believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of these limitations include that: (i) it does not properly reflect capital commitments to be paid in the future; (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures; (iii) it does not reflect other non-operating expenses; (iv) it does not reflect tax payments that may represent a reduction in cash available to us; (vii) it does not reflect transaction costs which were capitalized. In addition, our use of Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial measures, including our net (loss) income and our other results stated in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for the periods presented:

	Three Months Ended March 31,
	2024	2023
Net (loss) income	$(25,935)	$451
Interest expense	1,986	1,588
Income tax expense (benefit)	1,222	(152)
Depreciation and amortization	54	26
EBITDA	(22,673)	1,913
Other expense	-	60
Transaction costs (1)	1,060	26
Change in fair value of warrant liability	15,118	280
Change in fair value of convertible notes	5,465	-
Loss on Debt Extinguishment	10,041	-
Adjusted EBITDA	$9,011	$2,279

	Year Ended December 31,
	2023	2022	2021
	(Dollars in thousands)
Net (loss) income	$(4,407)	$11,466	$2,521
Interest expense	6,274	6,614	5,047
Income tax expense (benefit)	2,157	(5,975)	32
Depreciation and amortization	128	77	-
EBITDA	4,152	12,182	7,600
Other expense	45	21	3
Share-based compensation expense	-	-	39
Transaction costs (1)	4,280	709	159
Change in fair value of warrant liability	771	(248)	83
Change in fair value of convertible notes	14,147	-	-
Adjusted EBITDA	$23,395	$12,664	$7,884

(1)	Represents legal, tax, accounting, consulting, and other professional fees related to the Merger with ARRW and previously explored strategic alternatives, all of which are non-recurring in nature.

Key Factors Affecting Our Performance

We believe that our performance and future success depend on several factors that present significant opportunities, risks and challenges for us.

Ability to attract and engage new customers. To grow our business, we must attract additional clients in the industries we currently serve and attract new customers in new industries. We added 301,000 new licensed users in the three months ended March 31, 2024 and 497,000 new licensed users in 2023. In some of our newer industry verticals, we will need to further develop tailored solutions to best serve their interests. Engaging with new customers in any industry generally involves longer sales cycles and developing specialized industry solutions will require additional R&D expenses.

Ability to expand within our existing customer relationships. We have significant opportunities to further expand sales to our existing customer base, including expanding into new divisions and adding additional users. Our sales strategy is product-led and focuses on business units within companies, which we believe lends itself to expansion within organizations by demonstrating effective outcomes for our customers. As companies continue to embrace the power of our AI and automation tools, we target additional use cases across their enterprise. We intend to focus on these opportunities to expand our presence within our existing customers over time. Our business and results of operations will depend on our ability to continue to drive higher usage rates and new use cases within our existing customer base.

Ability to expand our geographic footprint. We have demonstrated the value of our solutions across many different use cases in a variety of verticals, and we believe that there are many geographic markets in the U.S. and around the world that are currently underpenetrated that can benefit from our solutions. However, our growth could be affected if we are unable to establish effective channel partner relationships in our target geographies on commercially reasonable terms or at all, if our solutions are not as well received in these new markets, or if competition or cultural norms impede our ability to penetrate these markets.

Adoption rate of AI-driven solutions. Our ability to grow our customer base and drive adoption of our platform is affected by overall demand levels for AI-assisted learning, automation, and information intelligence solutions. As advanced “intelligent” technology becomes increasingly critical to business operations, we believe the need for AI-enhanced development solutions, particularly an integrated platform such as ours, will increase. However, our growth could be affected if AI solutions are not embraced rapidly or are affected by some of the actual or perceived shortcomings of AI.

Potential Merger and Acquisition. We intend to complement our organic growth by pursuing strategic and tuck-in acquisition opportunities. We believe we can acquire attractive established customer bases in new markets and industry subsectors where we can leverage data sets and create new or better curriculums. However, there is no guarantee that these potential transactions can be completed on commercially reasonable terms or at all. Additionally, these acquisitions may divert management’s attention and require meaningful integration efforts, which could impact our performance.

Public company costs. Following the consummation of the Business Combination, iLearningEngines was deemed the accounting acquirer and the Business Combination was accounted for as a reverse recapitalization. As a result of the Business Combination, iLearningEngines became the successor to an SEC-registered and Nasdaq-listed company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal and administrative resources.

Key Components of Statement of Operations

Revenue

We generate our revenue primarily from software licenses for use of our proprietary software and related maintenance and support.

Implementation services

All customers require implementation services prior to being able to use the iLearningEngines platform. To date iLearningEngines has outsourced these services to its technology partner (“Technology Partner”) who has been trained to provide the implementation services. Implementation services generally take one to three months and consist of the phases we follow as part of our customer onboarding process. We are the principal in the delivery of implementation services.

The implementation services do not involve significant customization or creating new software functionality. Instead, the services mainly focus on configuration and mapping customer data with the required attributes within the software platform to ensure the platform’s built-in functionalities can be utilized by the customer. Revenues from implementations are recognized over time as such services are performed using an input method of efforts expended, compared to total estimated efforts to complete the project.

Combined software license and maintenance

The combined software license and maintenance performance obligation relates to the license to our AI platform and related maintenance services (including critical support functions and updates) provided over the license term. The software license to the AI platform is not considered distinct from the maintenance services, because the customer cannot derive the intended value from the software without ongoing critical support services and updates that are provided by the maintenance services. We recognize revenue from the combined software license and maintenance performance obligation ratably over the contract term beginning on the date that the software license is delivered to the customer and related maintenance services are made available, as the customer simultaneously receives and consumes the benefits of the combined software license and maintenance performance obligation. Contracts with customers typically include a fixed amount of consideration and are generally cancellable with 24 months’ notice. We typically invoice customers quarterly in advance for our software license and maintenance services upon execution of the initial contract or subsequent renewal.

A contract’s transaction price, which is generally a fixed fee in our arrangements, is allocated to each performance obligation and recognized as revenue as the respective performance obligation is satisfied. Our process for determining the standalone selling price (“SSP”) involves significant management judgment since our performance obligations are not sold separately. In determining the SSP of implementation services, we estimate the cost of providing the services and add a reasonable margin. Our cost estimates are primarily based on historical cost data for similar implementation projects. The SSP of the combined software license and maintenance performance obligation uses the residual approach to estimate SSP as we sell our AI platform and related maintenance services to different customers at a highly variable range of amounts.

Cost of Revenue

Cost of revenue is comprised of expenses related to customer support and fees paid to third parties. We have level 1 support related to helpdesk, application and content support. These are variable costs that are linked to the number of active contracts. Application support in cost of revenue refers to application support and maintenance activities including integration of iLearningEngines into enterprise systems, process workflow configurations, issue triage, quality assurance and upgrade rollout support. Content support includes support provided for business operations on content maintenance, new content onboarding, SME support, ongoing re-training of AI models.

Operating Expenses

Our operating expenses consist of selling, general and administrative expenses and R&D expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of employee-related compensation, including stock-based compensation, for management and administrative functions, including our finance and accounting, legal, and people teams. Selling, general and administrative expenses also include certain professional services fees, insurance, our facilities costs, and other general overhead costs that support our operations.

Our sales strategy is comprised of two main constituents: our direct sales team and our channel partners. Our direct sales team is tasked with both acquiring direct clients in established verticals and acquiring new channel partners in expansion markets. We leverage our channel partners to generate leads in new verticals and geographies which we then scale through our direct sales force. Our sales team is supported by engineers with deep technical expertise and responsibility for pre-sales technical support, solutions for engineering for our customers and technical training for our channel partners.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs and through our channel partner relationships. Our marketing programs target the business units within companies rather than their purchasing, human resources or administrative departments to drive sales by demonstrating the impact of our product capabilities on results. Our principal marketing programs include webinars, roadshows, exhibitions and events that we sponsor, cooperative marketing efforts with channel partners, and use of our website.

Research and Development Expenses

A critical part of our development efforts in AI is the data to train AI. R&D expense primarily consist of compensation costs, for employees in engineering, design and product development and maintenance, outsourced costs related to development partners, external contractors, data purchase cost and the allocation of other R&D costs. To date, our total spend on data purchases is over $160 million. Costs incurred by us between establishment of technological feasibility and the point at which the product is ready for general release are capitalized, subject to their recoverability, and amortized over the economic life of the related products. As of March 31, 2024, no costs have been capitalized.

Interest Expense

Interest expense consists primarily of interest expense, amortization of debt issuance cost incurred under our long-term debt facility.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability consists of gains or losses from change in fair value of warrant liabilities.

Change in Fair Value of Convertible Notes

The Company elected the fair value option for convertible notes. Change in fair value of convertible notes consists of gains or losses from change in fair value of the convertible notes.

Loss on Debt Extinguishment

The Company entered into an amended debt agreement that caused the current book value of debt to be extinguished and the new debt to be accounted for using the fair value option. The difference between these two amounts resulted in a loss.

Provision (Benefit) for Income Taxes

The provision (benefit) for income taxes represents the tax expense (benefit) associated with our operations based on the tax laws of the jurisdictions in which we operate.

Results of Operations

The following tables set forth our results of operations for the periods presented.

Comparison of the Three Months Ended March 31, 2024 and 2023

	Three months Ended March 31,		Amount Change	% Change
(Dollars in thousands)	2024	2023	2024 vs 2023	2024 vs 2023
Revenue	$124,935	$93,980	$30,955	32.9%
Cost of revenue	38,714	31,551	7,163	22.7%
Gross profit	86,221	62,429	23,792	38.1%
Operating expenses:
Selling, general, and administrative expenses	41,223	31,612	9,611	30.4%
Research and development expenses	37,099	28,582	8,517	29.8%
Total operating expenses	78,322	60,194	18,128	30.1%
Operating income	7,899	2,235	5,664	253.4%
Other expense:
Interest expense	(1,986)	(1,588)	(398)	25.1%
Change in fair value of warrant liability	(15,118)	(280)	(14,838)	5,299.3%
Change in fair value of convertible notes	(5,465)	-	(5,465)	NM
Loss on debt extinguishment	(10,041)	-	(10,041)	NM
Other expense	-	(60)	60	NM
Foreign exchange loss	(2)	(8)	6	NM
Total other expense	(32,612)	(1,936)	(30,676)	1,584.5%
Net (loss) income before income tax (expense) benefit	(24,713)	299	(25,012)	NM
Income tax (expense) benefit	(1,222)	152	(1,374)	NM
Net (loss) income	$(25,935)	$451	$(26,386)	NM

NM – not meaningful

Comparison of the Three Months Ended March 31, 2024 and 2023

Revenue by Geographical Region

	Three Months Ended March 31,
(Dollars in thousands)	2024	2023	Change	% Change
India	$51,873	$34,795	$17,078	49.1%
Percentage of revenue	41.5%	37.0%
North America	$54,317	$45,011	$9,306	20.7%
Percentage of revenue	43.5%	47.9%
Other	$18,745	$14,174	$4,571	32.2%
Percentage of revenue	15.0%	15.1%
Total revenue	$124,935	$93,980	$30,955	32.9%

Global Revenue

Global revenue increased by $31.0 million or 32.9% for the three months ended March 31, 2024 compared to the three months ended March 31, 2023, primarily due to 10 new contracts. Please see further discussion of the change by region below.

India

Revenue in India increased by $17.1 million or 49.1% for the three months ended March 31, 2024 compared to the three months ended March 31, 2023, primarily due to four new contracts, through upsell to our existing customers of $13.4 million, one new contract to a new customer of $1.4 million, a reduction of $0.1 million to customer churn and remaining coming from an increase in license revenue as part of renewals.

North America

Revenue in North America increased by $9.3 million or 20.7% for the three months ended March 31, 2024 compared to the three months ended March 31, 2023, primarily due to two new contracts through upsell to our existing customers of $3.4 million, one new contract to a new customer of $5.1 million, and the remaining coming from an increase in license revenue as part of renewals.

Other

Revenue in other region, which includes Middle East and Europe, increased by $4.6 million or 32.2% for the three months ended March 31, 2024 compared to the three months ended March 31, 2023, primarily due to one new contracts, through upsell to our existing customer of $3.0 million, one new contract to a new customer of $1.5 million and remaining coming from an increase in license revenue as part of renewals.

Cost of Revenue and Gross Margin

	Three Months Ended March 31,
(Dollars in thousands)	2024	2023	Change	% Change
Cost of revenue	$38,714	$31,551	$7,163	22.7%
Gross margin	69.0%	66.4%	2.6%

Cost of revenue increased by $7.2 million, or 22.7%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023, primarily due to 10 new contracts that were added. We had an increase in cost of revenue due to new implementation costs, application & content support costs and operations and support costs related to new accounts.

Gross margin increased to 69.0% for the three months ended March 31, 2024 compared to 66.4% for the three months ended March 31, 2023, primarily due to the higher dedicated support needs and related costs being higher in the first year for newly added contracts, which contributes to higher cost as the new contracts are in implementation stage.

Costs and Expenses

Selling, General and Administrative Expenses

	Three Months Ended March 31,
(Dollars in thousands)	2024	2023	Change	% Change
Selling, general and administrative expenses	$41,223	$31,612	$9,611	30.4%
Percentage of revenue	33.0%	33.6%	(0.6)%

Selling, general and administrative expenses increased by $9.6 million, or 30.4%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023, primarily due to new business development expense costs, marketing costs, transaction costs, and proof of concept development costs linked to larger pipeline in line with growth projections. Additionally, success-based commissions have also increased related to new direct contract wins.

Research and Development Expenses

	Three Months Ended March 31,
(Dollars in thousands)	2024	2023	Change	% Change
Research and development expenses	$37,099	$28,582	$8,517	29.8%
Percentage of revenue	29.7%	30.4%	(0.7)%

R&D expenses increased by $8.5 million, or 29.8%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023, primarily due to R&D activities related to new AI digital asset development, existing AI digital asset maintenance including monitoring, machine learning/AI model improvements, enhancement, data validation and testing and quality assurance activities. This is required to maintain our product edge and build competitive barriers and drive future growth.

Other Income and Expenses

Interest Expense

	Three Months Ended March 31,
(Dollars in thousands)	2024	2023	Change	% Change
Interest expense	$1,986	$1,588	$398	25.1%
Percentage of revenue	1.6%	1.7%	(0.1)%

Interest expense increased by $0.4 million, or 25.1%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023, primarily due to increase in interest expense to the Technology Partner.

Change in Fair Value of Warrant Liability

	Three Months Ended March 31,
(Dollars in thousands)	2024	2023	Change	% Change
Change in fair value of warrant liability	$15,118	$280	$14,838	5,299.3%
Percentage of revenue	12.1%	0.3%	11.8%

Change in fair value of warrant liability increased by $14.8 million, or 5,299.3%, for the three months ended March 31, 2024 compared to the three months ended March 31, 2023. In connection with the 2020 Term Loans, 2022 Term Loans, the 2023 Term Loan and the Amended Term Loan the Company issued the lenders warrants to purchase our stock, which may be exercisable for common or preferred stock in accordance with the terms of the warrants. The warrants were classified as a liability carried at fair value because there are certain put rights that may obligate us to repurchase the warrants in the future, based on events that are outside of our control.

Change in Fair Value of Convertible Notes

	Three Months Ended March 31,
(Dollars in thousands)	2024	2023	Change	% Change
Change in fair value of convertible notes	$5,465	$-	$5,465	NM
Percentage of revenue	4.4%	-	4.4%

Change in fair value of convertible debt increased by $5.5 million for the three months ended March 31, 2024 compared to the three months ended March 31, 2023. The Company elected fair value option for the convertible notes. The Company issued convertible notes in April 27, 2023 and March 21, 2024, whereas no convertible notes outstanding as of March 31, 2023.

Loss on Debt Extinguishment

	Three Months Ended March 31,
(Dollars in thousands)	2024	2023	Change	% Change
Loss on Debt Extinguishment	$10,041	$-	$10,041	NM
Percentage of revenue	8.0%	-	8.0%

Loss on Debt Extinguishment increased by $10.0 million for the three months ended March 31, 2024 compared to the three months ended March 31, 2023. The Company’s Amended Term Loan agreement was accounted for as a debt extinguishment in the current period, no such event occurred in 2023.

Income Tax (Expense) Benefit

	Three Months Ended March 31,
(Dollars in thousands)	2024	2023	Change	% Change
Income tax (expense) benefit	$(1,222)	$152	$(1,374)	NM
Percentage of revenue	(1.0)%	0.2%	(1.2)%

Income tax expense for the three months ended March 31, 2024 was $1.2 million whereas income tax benefit for the three months ended March 31, 2023 was $0.2 million, primarily due to the negative change in the fair value of the warrant and convertible notes as well as a loss on the debt extinguishment related to the WTI debt amendment, which were classified as permanent difference for tax purposes.

Comparison of the Years Ended December 31, 2023, 2022 and 2021

	Year Ended December 31,			Amount Change		% Change
(Dollars in thousands)	2023	2022	2021	2023 vs 2022	2022 vs 2021	2023 vs 2022	2022 vs 2021
Revenue	$420,582	$309,170	$217,867	$111,412	$91,303	36.0%	41.9%
Cost of revenue	132,154	93,890	64,834	38,264	29,056	40.8%	44.8%
Gross profit	288,428	215,280	153,033	73,148	62,247	34.0%	40.7%
Operating expenses:
Selling, general, and administrative expenses	140,897	105,966	74,434	34,931	31,532	33.0%	42.4%
Research and development expenses	128,544	97,436	70,913	31,108	26,523	31.9%	37.4%
Total operating expenses	269,441	203,402	145,347	66,039	58,055	32.5%	39.9%
Operating income	18,987	11,878	7,686	7,109	4,192	59.9%	54.5%
Other (expense) income:
Interest expense	(6,274)	(6,614)	(5,047)	340	(1,567)	5.1%	31.0%
Change in fair value of warrant liability	(771)	248	(83)	(1,019)	331	NM	NM
Change in fair value of convertible notes	(14,147)	-	-	(14,147)	-	NM	NM
Other expense	(45)	(21)	(3)	(24)	(18)	NM	NM
Total other expense, net	(21,237)	(6,387)	(5,133)	(14,850)	(1,254)	NM	24.4%
Net income before income tax (expense) benefit	(2,250)	5,491	2,553	(7,741)	2,938	NM	NM
Income tax (expense) benefit	(2,157)	5,975	(32)	(8,132)	6,007	NM	NM
Net (loss) income	$(4,407)	$11,466	$2,521	$(15,873)	$8,945	NM	NM

NM – not meaningful

Comparison of Years Ended December 31, 2023 and 2022

Revenue by Geographical Region

	Year Ended December 31,
(Dollars in thousands)	2023	2022	Change	% Change
India	$162,854	$138,048	$24,806	18.0%
Percentage of revenue	38.7%	44.7%
North America	194,886	116,112	78,774	67.8%
Percentage of revenue	46.4%	37.5%
Other	62,842	55,010	7,832	14.2%
Percentage of revenue	14.9%	17.8%
Total revenue	$420,582	$309,170	$111,412	36.0%

Global Revenue

Global revenue increased by $111.4 million or 36% for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to 17 new contracts. Please see further discussion of the change by region below.

India

Revenue in India increased by $24.8 million or 18.0% for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to two new contracts, through upsell to our existing customers of $19.4 million, one contract churn and remaining coming from an increase in license revenue as part of renewals.

North America

Revenue in North America increased by $78.8 million or 67.8% for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to 14 new contracts, with two new VARs contracted, eleven new customer contracts sold through VARs being added to our existing client base of $48.4 million and three contracts through upsell to our existing customers of $14.8 million and the remaining coming from an increase in license revenue as part of renewals.

Other

Revenue in other region, which includes Middle East and Europe, increased by $7.8 million or 14.2% for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to one new contract, through upsell to our existing customer of $6.0 million and remaining coming from an increase in license revenue as part of renewals.

Cost of Revenue and Gross Margin

	Year Ended December 31,
(Dollars in thousands)	2023	2022	Change	% Change
Cost of revenue	$132,154	$93,890	$38,264	40.8%
Gross margin	68.6%	69.6%	(1.0)%

Cost of revenue increased by $38.3 million, or 40.8%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to 17 new contracts that were added. We had an increase in cost of revenue due to new implementation costs, application & content support costs and operations and support costs related to new accounts.

Gross margin decreased to 68.6% for the year ended December 31, 2023 compared to 69.6% for the year ended December 31, 2022, primarily due to the higher dedicated support needs and related costs being higher in the first year for newly added contracts, which contributes to higher cost as the new contracts are in implementation stage.

Costs and Expenses

Selling, General and Administrative Expenses

	Year Ended December 31,
(Dollars in thousands)	2023	2022	Change	% Change
Selling, general and administrative expenses	$140,897	$105,966	$34,931	33.0%
Percentage of revenue	33.5%	34.3%	(0.8)%

Selling, general and administrative expenses increased by $34.9 million, or 33.0%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to new business development expense costs, marketing costs, and proof of concept development costs linked to larger pipeline in line with growth projections. Additionally, success-based commissions have also increased related to new direct contract wins.

Research and Development Expenses

	Year Ended December 31,
(Dollars in thousands)	2023	2022	Change	% Change
Research and development expenses	$128,544	$97,436	$31,108	31.9%
Percentage of revenue	30.6%	31.5%	(0.9)%

R&D expenses increased by $31.1 million, or 31.9%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to R&D activities related to new AI digital asset development, existing AI digital asset maintenance including monitoring, machine learning/AI model improvements, enhancement, data validation and testing and quality assurance activities. This is required to maintain our product edge and build competitive barriers and drive future growth.

Other Income and Expenses

Interest Expense

	Year Ended December 31,
(Dollars in thousands)	2023	2022	Change	% Change
Interest expense	$6,274	$6,614	$340	5.1%
Percentage of revenue	1.5%	2.1%	0.6%

Interest expense decreased by $0.3 million, or 5.1%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to net principal amount increase of $4.8 million between the two periods.

Change in Fair Value of Warrant Liability

	Year Ended December 31,
(Dollars in thousands)	2023	2022	Change	% Change
Change in fair value of warrant liability	$(771)	$248	$(1,019)	NM
Percentage of revenue	(0.2)%	0.1%	(0.3)%

Change in fair value of warrant liability decreased by $1.0 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. In connection with the 2020 Term Loans, the 2021 Term Loans, and the 2023 Term Loan we issued the lenders warrants to purchase our stock, which may be exercisable for common or preferred stock in accordance with the terms of the warrants. The warrants were carried as a liability at its fair value because there are certain put rights that may obligate us to repurchase the warrants in the future, based on events that are outside of our control.

Change in Fair Value of Convertible Notes

	Year Ended December 31,
(Dollars in thousands)	2023	2022	Change	% Change
Change in fair value of convertible notes	$(14,147)	$-	$(14,147)	NM
Percentage of revenue	(3.4)%	NM	(3.4)%

Change in fair value of convertible debt is due to issue of convertible note of $17.4 million in year ended December 31, 2023. The Company elected fair value option for the convertible notes. There were no convertible notes issued in 2022.

Income Tax (Expense) Benefit

	Year Ended December 31,
(Dollars in thousands)	2023	2022	Change	% Change
Income tax (expense) benefit	$(2,157)	$5,975	$(8,132)	NM
Percentage of revenue	(0.5)%	1.9%	(2.4)%

Income tax expense for the year ended December 31, 2023 was $2.2 million whereas income tax benefit for the year ended December 31, 2022 was $6.0 million, primarily due to increased revenue and operating income as well as the add back of items treated as permanent differences to taxable income.

Comparison of Years Ended December 31, 2022 and 2021

Revenue

	Year Ended December 31,
(Dollars in thousands)	2022	2021	Change	% Change
India	$138,048	$126,371	$11,677	9.2%
Percentage of revenue	44.7%	58.0%
North America	$116,112	$47,953	$68,159	142.1%
Percentage of revenue	37.5%	22.0%
Other	$55,010	$43,543	$11,467	26.3%
Percentage of revenue	17.8%	20.0%
Total revenue	$309,170	$217,867	$91,303	41.9%

Global Revenue

Global revenue increased by $91.3 million or 41.9% for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to 16 new contracts. Please see further discussion of the change by region below.

India

Revenue in India increased by $11.7 million or 9.2% for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily through upsell to our existing customers of $11.7 million.

North America

Revenue in North America increased by $68.2 million or 142.1% for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to 15 new contracts sold through VARs being added to our existing client bases of $53.7 million and the remaining increase was due to upsell to our existing customers of $14.5 million.

Other

Revenue in other region, which includes Middle East and Europe, increased by $11.5 million or 26.3% for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to one new contract sold through a VAR being added to our existing client bases of $4.3 million and the remaining increase was due to upsell to our existing customers of $7.1 million.

Cost of Revenue and Gross Margin

	Year Ended December 31,
(Dollars in thousands)	2022	2021	Change	% Change
Cost of revenue	$93,890	$64,834	$29,056	44.8%
Gross margin	69.6%	70.2%	(0.6)%

Cost of revenue increased by $29.1 million, or 44.8%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to 16 new contracts that were added. We had an increase in cost of revenue due to implementation costs, application & content support costs and operations and support costs.

Gross margin decreased to 69.6% for the year ended December 31, 2022 compared to 70.2% for the year ended December 31, 2021, primarily due to the higher dedicated support needs & related costs being higher in the first year for newly added contracts.

Costs and Expenses

Selling, General and Administrative Expenses

	Year Ended December 31,
(Dollars in thousands)	2022	2021	Change	% Change
Selling, general and administrative expenses	$105,966	$74,434	$31,532	42.4%
Percentage of revenue	34.3%	34.2%	0.1%

Selling, general and administrative expenses increased by $31.5 million, or 42.4%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to new market development expense costs and proof of concept development costs linked to larger pipeline. The selling, general and administrative expenses as a percentage of revenue decreased by 100 basis points though, in line with the expected trends. With economies of scale kicking in. The selling, general and administrative expenses as a percentage of revenue is expected to decrease marginally over the next few quarters.

Research and Development Expenses

	Year Ended December 31,
(Dollars in thousands)	2022	2021	Change	% Change
Research and development expenses	$97,436	$70,913	$26,523	37.4%
Percentage of revenue	31.5%	32.5%	(1.0)%

R&D expenses increased by $26.5 million, or 37.4%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to activities related to new AI digital asset development, existing AI digital asset maintenance including monitoring, machine learning/AI model improvements, enhancement, data validation & testing and quality assurance activities. The R&D expenses as a percentage of revenue decreased by 100 basis points though, in line with the expected trends. With $30.0 million in annual expense, data purchases form a significant portion of our R&D outlay in any given year. This portion of the R&D expense however is expected to stay constant for the foreseeable future, and not scale in tandem with the revenue. Consecutively, while the total R&D expense outlay in dollars would continue to increase, R&D expenses as a percentage of revenue should continue to decrease and stabilize at the 30% benchmark over the next few years.

Other Income and Expenses

Interest Expense

	Year Ended December 31,
(Dollars in thousands)	2022	2021	Change	% Change
Interest expense	$6,614	$5,047	$1,567	31.0%
Percentage of revenue	2.1%	2.3%	(0.2)%

Interest expense increased by $1.6 million, or 31.0%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to net principal amount increase of $5.2 million between the two periods.

Change in Fair Value of Warrant Liability

	Year Ended December 31,
(Dollars in thousands)	2022	2021	Change	% Change
Change in fair value of warrant liability	$248	$(83)	$331	NM
Percentage of revenue	0.1%	NM	0.1%

The change in fair value of warrant liability increased by $0.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. In connection with the 2020 Term Loans and the 2021 Term Loans, we issued the lenders warrants to purchase our stock, which may be exercisable for common or preferred stock in accordance with the terms of the warrants. The warrants were carried as a liability at its fair value because there are certain put rights that may obligate us to repurchase the warrants in the future, based on events that are outside of our control.

Income Tax Expense

	Year Ended December 31,
(Dollars in thousands)	2022	2021	Change	% Change
Income tax benefit (expense)	$5,975	$(32)	$6,007	NM
Percentage of revenue	1.9%	NM	1.9%

Income tax benefit for the year ended December 31, 2022 was $6.0 million whereas income tax expense for the year ended December 31, 2021 was less than $0.1 million. Change between the periods was primarily due to net operating loss carryforward and credits from foreign derived intangible income reductions during the year ended December 31, 2022.

Liquidity and Capital Resources

Our liquidity requirements arise from our working capital needs, our obligations to make scheduled payments of principal and interest on our indebtedness and our need to fund capital expenditures to support our current operations and to facilitate growth and expansion, including future acquisitions. We have financed our operations and expansion with a combination of debt and equity.

On March 31, 2024, we had total shareholders’ deficit of $47.1 million, net of an accumulated deficit of $83.5 million. Our primary sources of liquidity consisted of cash totaling $0.8 million as of March 31, 2024. Upon consummation of the Business Combination, we received approximately $5.9 million primarily due to proceeds from the Trust Account, partially offset by cash payments that were disbursed at the Closing which included $0.2 million of transaction expenses, $5.0 million in prepayment for forward purchase agreement, $0.1 million in directors’ and officers’ (“D&O”) insurance premiums, and $0.5 million payment to ARRW promissory notes. Certain other transaction costs associated with and liabilities assumed as a result of the Business Combination totaling approximately $9.6 million as of June 24, 2024 have been deferred, consisting of approximately $9.2 million deferred until later in 2024 and approximately $0.4 deferred until 2025, and we entered into agreements to equitize up to an additional approximately $16.8 million (which includes the election by Arrowroot to convert approximately $10.3 million of Acquiror Transaction Expenses into shares of our Common Stock) in expenses related to the Business Combination. For more information, please see “– Recent Developments”. In connection with the Business Combination, over 3.8 million shares were submitted for redemption for an aggregate redemption amount of approximately $41.1 million. The proceeds we received in connection with the Business Combination were significantly less than the originally expected proceeds of approximately $46 million (assuming no redemptions). As discussed below and above under “– Recent Developments”, the reduction in available cash upon closing of the Business Combination due to share redemptions has negatively impacted our growth initiatives, our revenue and net loss projections prepared in connection with ARRW’s evaluation of the Business Combination, and our liquidity, including the likelihood that holders of Warrants will exercise their Warrants and the Company will receive cash proceeds from the Warrants.

As of the date of filing, we believe our existing cash and cash equivalents will be sufficient to support working capital and capital expenditure requirements until at least September 2025.

Our ability to pay dividends on our common stock is limited by restrictions under the terms of the agreements governing our indebtedness. Subject to the full terms and conditions under the agreements governing our indebtedness, we may be permitted to make dividends and distributions under such agreements if there is no event of default.

We will receive the proceeds from any cash exercise of any Warrants. The aggregate amount of proceeds could be up to $260.2 million if all the Warrants are exercised for cash. However, to the extent the Warrants are exercised on a "cashless basis," the amount of cash we would receive from the exercise of the Warrants will decrease. The Private Placement Warrants may be exercised for cash or on a "cashless basis." The Public Warrants may only be exercised for cash provided there is then an effective registration statement registering the shares of common stock issuable upon the exercise of such warrants. If there is not a then-effective registration statement, then such warrants may be exercised on a "cashless basis," pursuant to an available exemption from registration under the Securities Act. We expect to use any such proceeds for general corporate and working capital purposes, which would increase our liquidity.

Our future capital requirements will depend on many factors, including our global growth rates, our ability to expand our operational footprints in the United States, our ability to grow our platform through acquisitions and our decisions around future investments required in R&D. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition.

As of December 31, 2023, the Company maintained a $2.0 million restricted cash balance, and this reserve was not used in the ordinary course of business. As of March 31, 2024, the $2.0 million restricted cash requirement was waived by the respective lenders.

Purchase Commitments

We entered into a long-term software licensing contract with a major customer that commenced in 2018 and is set to expire in June 2024, subject to an additional 5-year renewal. The contract has an annual value of $50.3 million. As part of the agreement, we install our software licenses on the customer’s servers, and in exchange, the customer pays an annual fee for access to the software license and related maintenance services. Additionally, we have a separate contract with the customer for the purchase of the customer’s end-user data. This data is essential for our development and utilization of its next-generation AI platform. The annual price for this data acquisition amounts to approximately $30.0 million.

Credit Facilities

On March 27, 2024, we entered into the Second Omnibus Amendment to Loan Documents agreement (“Amended Term Loan”) with Venture Lending & Leasing IX and WTI Fund X, Inc. (collectively, the “Lenders”), to amend the 2020, 2021 and 2023 term loans (collectively the “Term Loans”). Commencing on April 1, 2024, and continuing on the first day of each consecutive month thereafter through maturity, we shall pay to the Lenders monthly installments scheduled under the Amended Term Loan according to the modified payment schedule noted. In exchange for the amendment to payment schedule, the Lenders will receive 1,019,999 shares of our Common Stock to be issued upon completion of the SPAC Transaction (the “Loan Restructuring Shares”). In addition, the Lenders will terminate the outstanding warrants issued in connection with the Term Loans and the respective put rights associated with each, upon receipt of 3,399,999 shares of our common stock to be issued upon completion of the SPAC Transaction.

If we repay the Term Loans on or before (i) April 15, 2024, then 90% of the Loan Restructuring Shares will be canceled, (ii) May 1, 2024, then 80% of the Loan Restructuring Shares will be canceled, and (iii) July 1, 2024, then 50% of the Loan Restructuring Shares will be canceled.

In addition, the Amended Term Loan provides that, if we prepay the Term Loans, then at our option, we may prepay 50% of the amount of scheduled but unpaid payments of interest that would have accrued after the prepayment date by issuing a number of shares of our common stock obtained by dividing (A) the product of (x) the unpaid scheduled interest payments and (y) 2.75, by (B) the VWAP of our common stock over the seven (7) trading days immediately preceding the date of issuance. On April 18, 2024, we prepaid the full amount of the Amended Term Loan using a combination of cash and 159,379 shares of our common stock. Based on the timing of the prepayment, 815,999 Loan Restructuring Shares were canceled.

Other Equity Financing

The ability of the Selling Securityholders to sell securities pursuant to this registration statement may affect the ability of the Company to sell its own shares of Common Stock or securities exercisable for shares of Common Stock should management elect to raise additional capital through a registered offering or private placement. The sale of a substantial amount of shares of Common Stock pursuant to this prospectus, or the perception that such sale may occur, may materially and adversely affect the prevailing market price of our Common Stock and thus restrict the amount we are able to raise in an equity offering, or require us to issue and sell more shares of Common Stock to generate the same amount of gross proceeds than we would otherwise have had to, which would result in greater dilution to our existing stockholders. Furthermore, we expect that because there is a large number of shares being registered pursuant to the registration statement of which this prospectus forms a part, the holders thereunder will continue to offer the securities covered thereby for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures and constraint on our ability to raise additional capital resulting from the shares registered hereunder may continue for an extended period of time and may have material adverse effect on the Company’s liquidity given its need to raise additional capital to conduct its operations. See “Risk Factors – Sales of our Common Stock and/or Warrants or the perception of such sales, by us or the selling securityholders pursuant to this prospectus, in the public market or otherwise, could cause the market price for our securities to decline, even though the selling securityholders would still realize a profit on sales at lower prices. Resales of the securities offered by this prospectus may cause the market price of such securities to drop significantly, even if our business is doing well.”

In particular, Harish Chidambaran, Preeta Chidambaran and the Sponsor, collectively the beneficial owners of 103,852,211 shares of Common Stock, constituting approximately 76.9% of our issued and outstanding Common Stock as of the date of this prospectus, will be able to sell up to 71,700,299 shares of Common Stock, constituting approximately 53.1% of our issued and outstanding Common Stock as of the date of this prospectus, pursuant to this prospectus, upon the expiration of the relevant lock-up period that these shares are subject to, for so long as the registration statement of which this prospectus forms a part is available for use. Although Harish Chidambaran, Preeta Chidambaran and the Sponsor will be prohibited from transferring any Common Stock until the lock-up periods contained in the Bylaws expire, upon the effectiveness of any registration statement the Company files or otherwise in accordance with Rule 144 under the Securities Act and after expiration or early termination or release of the applicable lock-up provisions, the Company stockholders may sell our Common Stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of our Common Stock or putting significant downward pressure on the price of our Common Stock.

Forward Purchase Agreement

On April 26, 2023, the Company and Polar entered into the Forward Purchase Agreement, dated April 26, 2023 (the “2023 Forward Purchase Agreement”), pursuant to which the Company agreed to purchase in the aggregate, on the date that is one year after the Closing, subject to certain FPA Acceleration Events (the “Maturity Date”), up to 2,500,000 shares of common stock then held by Polar (subject to certain conditions and purchase limits set forth in the 2023 Forward Purchase Agreement). On April 9, 2024, the Company and Polar entered into a letter agreement (“Letter Agreement”) to the 2023 Forward Purchase Agreement (as amended, the “Forward Purchase Agreement”), pursuant to which the Company and Polar agreed to remove any obligations for Polar to purchase, and for the Company to pay any prepayment amount relating to, the Private Shares (as defined in the 2023 Forward Purchase Agreement) in exchange for the Company’s payment of approximately $0.2 million to Polar thereby reducing the aggregate number of shares of Common Stock the Company could be required to purchase from Polar from 2,500,000 shares to 445,000 shares. Pursuant to the Forward Purchase Agreement, at the Closing, (i) the Company paid approximately $10.67 per share (the “FPA Redemption Price”) or $4.7 million in the aggregate (the “Prepayment Amount”), in cash to Polar as a prepayment for the purchase of 445,000 shares of the Common Stock of the Company held by Polar (the “Forward Purchase Shares”), and (ii) Polar waived its redemption rights in connection with the Business Combination. To date, Polar has received approximately $5.0 million in cash, consisting of $4.7 million of the Prepayment Amount and $0.2 pursuant to the Letter Agreement. The forward purchase will settle one year from the Closing, i.e. April 16, 2025 (the “Maturity Date”), provided that the Maturity Date may be accelerated if the shares of the Common Stock of the Company trade below $2.00 per share for 10 out of 30 days or the shares are delisted by Nasdaq. At the settlement of the Forward Purchase Agreement, if the per share price of the shares of the Common Stock has appreciated to a value in excess of the FPA Redemption Price upon settlement, then the Company and its stockholders would benefit from an opportunity to repurchase shares of the Common Stock at a price less than the current trading price should Polar not exercise its right to termination all or a portion of the Forward Purchase Agreement early. If the Forward Purchase Agreement is not terminated, then, on the Maturity Date, the Company would be required to pay to Polar an amount in cash equal to $0.60 per share for each non-terminated Forward Purchase Shares, up to a total of $267,000 upon settlement of the forward purchase, which would take the price per share paid by the Company pursuant to the Forward Purchase Agreement to $11.27 per share.

The transaction increased the liquidity available for trading in the Company’s Common Stock because Polar agreed not to redeem the shares in connection with the completion of the Business Combination. If and to the extent that the per share price of the shares of the Company’s Common Stock does not increase in excess of the FPA Redemption Price upon settlement, then the cost of the arrangement for the Company will be limited to the aggregate repayment amount. Polar may terminate the Forward Purchase Agreement with respect to some or all of the Forward Purchase Shares prior to the Maturity Date, in which case, Polar will make a payment equal to the number of such terminated shares multiplied by the FPA Redemption Price.  On the Maturity Date, if Polar has not terminated the Forward Purchase Agreement in full, then the Company may be required to make a cash payment to Polar equal to the number of Forward Purchase Shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60. Among the reasons that the Company entered into the Forward Purchase Agreement was to increase the liquidity available for trading in shares of the Company’s Common Stock at the Closing, potentially increase the amount of working capital available to the Company following the Closing, reduce the number of redemptions in connection with the Business Combination to help ensure that, following completion of the Business Combination, the Company’s stockholder base would continue to comply with Nasdaq listing standards, including with respect to the minimum number of round lot holders and aggregate market value of publicly held shares. See “Risk Factors – We may be required to repurchase up to 445,000 shares of Common Stock from the investors with whom we entered into the Forward Purchase Agreement in connection with the closing of the Business Combination, which would reduce the amount of cash available to us to fund our business.” and “Risk Factors – Other events may result in Polar having no payment obligations to the Company at settlement under the Forward Purchase Agreement.” for a discussion of the risks related to the Forward Purchase Agreement.

The description of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Forward Purchase Agreement, a copy of which is filed as Exhibit 10.40 and 10.41 to the registration statement of which this prospectus forms a part and are incorporated herein by reference.

Cash Flows

The following table summarizes our cash flows for the period indicated:

	Three Months Ended March 31,
Dollars in thousands	2024	2023
Cash used in operating activities	$(3,610)	$(2,200)
Cash used in investing activities	$(9)	$-
Cash (used in) provided by financing activities	$(2,329)	$2,937

	Year Ended December 31,
(Dollars in thousands)	2023	2022	2021
Cash used in operating activities	$(16,166)	$(8,943)	$(8,234)
Cash (used in) provided by investing activities	$(24)	$161	$(18)
Cash provided by financing activities	$22,097	$5,231	$6,729

Operating Activities

Our largest source of operating cash is payments received from our customers. Our primary uses of cash from operating activities are R&D and sales and marketing expenses. We have historically generated negative cash flows and have supplemented working capital requirements primarily through net proceeds from debt.

Net cash used in operating activities for the three months ended March 31, 2024 of $3.6 million was primarily related to net working capital cash outflows of $10.2 million and net loss of $25.9 million adjusted for non-cash adjustments of $32.6 million. The main drivers of the changes in working capital cash out flows were increases in accounts receivable and receivables from Technology Partner, partially offset by cash inflows due to an increase in trade payables.

Net cash used in operating activities for the three months ended March 31, 2023 of $2.2 million was primarily related to our net income of $0.5 million adjusted for non-cash adjustments of $1.6 million and net cash outflows of $4.2 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of amortization of debt issuance cost. The main drivers of the changes in operating assets and liabilities were the accounts receivables and the receivables from Technology Partner. These amounts were partially offset by change in contract asset.

Net cash used in operating activities for the year ended December 31, 2023 of $16.2 million was primarily related to net working capital cash outflows of $32.0 million and net loss of $4.4 million adjusted for non-cash adjustments of $20.2 million. The main driver of the changes in operating assets and liabilities was the increase accounts receivables. These amounts were partially offset by change in contract asset.

Net cash used in operating activities for the year ended December 31, 2022 of $8.9 million was primarily related to our net income of $11.5 million adjusted for non-cash adjustments of $2.1 million and net cash outflows of $18.4 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of amortization of debt. The main drivers of the changes in operating assets and liabilities were the accounts receivables and the receivables from Technology Partner. These amounts were partially offset by change in contract asset.

Net cash used in operating activities for the year ended December 31, 2021 of $8.2 million was primarily related to our net income of $2.5 million adjusted for non-cash adjustments of $4.0 million and net cash outflows of $14.7 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of amortization of debt issuance cost. The main drivers of the changes in operating assets and liabilities were the accounts receivables and the receivables from Technology Partner. These amounts were partially offset by change in contract asset.

Investing Activities

For the three months ended March 31, 2024 the cash used in investing activities was $0.01 million approximately and was primarily related to purchase of property and equipment.

There was no change to net cash provided by investing activities for the three months ended March 31, 2023.

For the year ended December 31, 2023 the cash used in investing activities was $0.02 million approximately was primarily related to purchase of property and equipment.

Net cash provided by investing activities for the year ended December 31, 2022 of $0.2 million was primarily related to cash acquired from business acquisition and cash used in for the year ended December 31, 2021 of $0.02 million was primarily related to purchases of property and equipment.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2024 of $2.3 million was primarily related to $3.0 million debt pay down and proceeds from $0.7 million convertible notes.

Net cash provided by financing activities for the three months ended March 31, 2023 of $2.9 million was primarily related to the $5.0 million in venture debt that we took from Western Technology Investments in two different tranches offset by the debt taken in previous tranches that we paid down.

Net cash provided by financing activities for the year ended December 31, 2023 of $22.1 million was primarily related to the $15.0 million in venture debt that we took from Western Technology Investments offset by the debt taken in previous tranches that we paid down and proceeds from the convertible notes of $17.4 million.

Net cash provided by financing activities for the year ended December 31, 2022 of $5.2 million was primarily related to the $10 million in venture debt that we took from Western Technology Investments in three different tranches offset by the debt taken in previous tranches that we paid down.

Net cash provided by financing activities for the year ended December 31, 2021 of $6.7 million was primarily related to the $7 million in venture debt that we took from Western Technology Investments in two different tranches offset by the debt taken in previous tranches that we paid down.

Proceeds from Warrants

We will not receive any of the proceeds from sales of Warrants, except with respect to amounts we may receive upon the cash exercise of the Warrants. Whether warrant holders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the common stock, the last reported sales price for which was $5.95 per share on May 31, 2024. Each Warrant is exercisable for one share of common stock at an exercise price of $11.50. Therefore, if and when the trading price of the common stock is less than $11.50 per share, we expect that warrant holders would not exercise their Warrants. To the extent the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. The Private Placement Warrants may be exercised for cash or on a “cashless basis.” The Public Warrants may only be exercised for cash provided there is then an effective registration statement registering the shares of common stock issuable upon the exercise of such warrants. If there is not a then-effective registration statement, then such warrants may be exercised on a “cashless basis,” pursuant to an available exemption from registration under the Securities Act.

We could receive up to an aggregate of approximately $260.2 million if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the warrant holders exercise their Warrants, which, based on the current trading price of our common stock, is unlikely unless there is a significant increase in the trading price of our common stock. The Warrants may not be, or remain, in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of the Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash discussed elsewhere in this prospectus to continue to fund our operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is principally the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

We had cash of $0.8 million as of March 31, 2024, which consisted entirely of bank deposits. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. As of March 31, 2024, we had $22.0 million principal outstanding in debt. A hypothetical 10% change in interest rates during the period presented would not have had a material impact on our consolidated financial statements. The Company did not have any investments as of March 31, 2024.

We had cash of $1.6 million as of March 31, 2023, which consisted entirely of bank deposits. A hypothetical 10% change in interest rates during the period presented would not have had a material impact on our consolidated financial statements.

We had unrestricted and restricted cash of $6.8 million as of December 31, 2023, which consisted entirely of bank deposits. Of the $6.8 million in cash, $2.0 million are in restricted cash. The unrestricted cash are held for working capital purposes. As of December 31, 2023, we had $21.2 million outstanding under the Term Loan agreements. A hypothetical 10% change in interest rates during the period presented would not have had a material impact on our consolidated financial statements. The Company did not have any investment as of December 31, 2023.

We had cash of $0.9 million as of December 31, 2022, which consisted entirely of bank deposits. As of December 31, 2022, we had $17.9 million outstanding under the Term Loan agreements. A hypothetical 10% change in interest rates during the period presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

We have operations internationally that are denominated in foreign currencies, including India rupee, Emirati dirham, and Australia dollar, which subject us to foreign currency exchange risk. Therefore, we are exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiary into U.S. dollars. Our subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. If there is a change in foreign currency exchange rates, the conversion of our foreign subsidiary’s financial statements into U.S. dollars would result in a realized gain or loss which is recorded in our consolidated statements of operations. We do not currently engage in any hedging activity to reduce our potential exposure to currency fluctuations, although we may choose to do so in the future. A hypothetical 10% change in foreign exchange rates during the period presented would not have had a material impact on our consolidated financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations, other than its impact on the general economy. Nonetheless, if our costs were to become subject to inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Estimates

Policies determined to be critical are those policies that have the most significant impact on our financial statements and require us to use a greater degree of judgment in forming assumptions or estimates. Judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates.

Revenue Recognition

In applying the ASC 606 revenue recognition model, the Company’s determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together, may require significant judgment. The Company’s contracts with customers generally include two performance obligations, (i) implementation, and (ii) combined software license and maintenance.

In determining the SSP of implementation services, the Company estimates the cost of providing the services and adds a reasonable margin. The estimates are expected to change over time as the Company accumulates additional cost data for completed implementations.

In determining the SSP of combined software license and maintenance performance obligation, the Company uses the residual approach. It sells an AI platform and related maintenance services to different customers at a highly variable range of amounts. When the Company sells the AI platform and related maintenance services to customers, it presents the price of the license and maintenance to the customer by quoting both a price a per user per month and per expert per month. There are a number of factors that affect the per user and per expert prices charged to different customers including, but not limited to, the customer’s bespoke products which the AI platform is replacing, the complexity of the use case for which the AI platform is meant to solve, the number of customer systems into which the platform is integrated, the number of dedicated support personnel required to provide maintenance services, and the outcome of contract negotiations with the customer.

Convertible Notes

The Company’s convertible notes are accounted under the fair value option election, in which the convertible notes are reported at fair value as of the end of each reporting period, with changes recognized in the statements of operations.

The fair value of the convertible notes is estimated using a scenario-based approach which considers various events, the conversion feature and related payoffs within each scenario. Unobservable (Level 3) inputs and assumptions used in valuation methodologies include management’s probability assumptions for various conversion scenarios, including estimates of the time until the respective conversion scenarios may occur, the risk-free interest rate and a discount spread. The risk-free rate is based on the United States Treasury benchmark yield curves.

Amended Term Loan

The Company’s Amended Term Loan is accounted under the fair value option election, in which the Amended Term Loan is reported at fair value as of the end of each reporting period, with changes recognized in the statements of operations.

The fair value of the Amended Term Loan is estimated using a scenario-based approach which considers various events, the conversion feature and related payoffs within each scenario. Unobservable (Level 3) inputs and assumptions used in valuation methodologies include management’s probability assumptions for various conversion scenarios, including the term matched risk-free interest rate, credit rating, and a discount spread.

Warrant Liability

The fair value of the warrant liability is estimated using an option pricing model. Unobservable (Level 3) inputs and assumptions used in valuation methodologies include management’s probability assumptions associated with various settlement scenarios, selected volatility and discount rates, selected guideline public companies, and the risk-free interest rate. The risk-free rate is based on the United States Treasury benchmark yield curves.

Recent Accounting Pronouncements

As an emerging growth company (“EGC”), the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. We have elected to use this extended transition period under the JOBS Act until such time we are no longer considered to be an EGC.

See Note 2 in the notes to the unaudited consolidated financial statements included elsewhere in this filing for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Arrowroot previously elected to avail itself of the extended transition period, and following the consummation of the business combination, we will be an emerging growth company and will take advantage of the benefits of the extended transition period that the emerging growth company status permits. During the extended transition period, it may be difficult or impossible to compare our financial results with the financial results of another public company that complies with public company effective dates for accounting standard updates because of the potential differences in accounting standards used.

We will remain an emerging growth company under the JOBS Act until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Arrowroot’s initial public offering (i.e., December 31, 2026), (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our common equity that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

OUR BUSINESS

The following discussion reflects the business of iLearningEngines, Inc., as currently embodied by each of Legacy iLearningEngines and iLearningEngines after the Closing of the Business Combination. As used in this section, “iLearningEngines,” “we,” “us” and “our” generally refer to Legacy iLearningEngines prior to the Closing of the Business Combination and iLearningEngines following the Closing of the Business Combination unless the context specifically indicates otherwise.

Our Mission

We aim to transform the way enterprises approach learning, work automation and information intelligence. Our goal is to create the preeminent AI ecosystem that empowers companies to make themselves better at what they do. Our vision is to remove limitations for companies by helping them re-imagine themselves as engaged, informed and empowered enterprise ecosystems.

Overview

iLearningEngines is an out-of-the-box AI platform that empowers customers to “productize” their institutional knowledge and generate and infuse insights in the flow-of-work to drive mission critical business outcomes. iLearningEngines’ customers “productize” their institutional knowledge by transforming it into actionable intellectual property that enhances outcomes for employees, customers and other stakeholders. Our platform enables enterprises to build intelligent “Knowledge Clouds” that incorporate large volumes of structured and unstructured information across disparate internal and external systems, and to automate organizational processes that leverage these Knowledge Clouds to improve performance. Our Learning Experience Platform addresses the corporate learning market and our Information Intelligence Platform addresses the information management, analytics and automation markets. We combine our platforms with vertically focused capabilities and data models to operationalize AI and automation to effectively and efficiently address critical challenges facing our customers. Our customers utilize our platform to analyze and address employee knowledge gaps, provide personalized cognitive assistants or chatbots, and make predictive decisions based on real-time insights. We serve more than 1,000 enterprise end customers with over 4.7 million licensed users across 12+ industry verticals, including education, healthcare, insurance, manufacturing, cybersecurity and energy and utilities. In 2023, we generated $421 million of revenue, representing 36% growth over the prior year, with 69% gross margins.

We believe that enterprises today are unable to extract the full potential of their institutional knowledge. They struggle with siloed knowledge sources and expertise that is widely dispersed throughout the organization. Employees need to navigate multiple systems to perform their daily responsibilities and subject matter experts do not have a platform to share their expertise in a systematic or scalable way. These disparate systems and inefficient employee environments lead to performance gaps and pose risks to daily operations and the achievement of strategic goals. Our platform enables enterprises to cultivate, harness and leverage their own institutional knowledge and pertinent external information, and drive the consumption of this knowledge to elevate their performance. By establishing enterprise-wide AI solutions, we help our customers improve outcomes at scale. The power of this scalable AI infrastructure is fundamentally changing the way our customers operate.

Our proprietary AI platform integrates within our customers’ systems and workflows, ingesting content from various formats including audio, video and PDF, and converting it into knowledge “artifacts” that aggregate to comprise Knowledge Clouds. Content from these Knowledge Clouds is then optimized by designated subject matter experts within an organization and delivered to users through the organizations’ messenger and communications channels, cognitive AI assistants or chatbots, and other productivity systems. We combine our specialized data sets with meticulous supervision of our AI outputs to enable our customers to leverage the power of AI without the inherent risks of uncontrolled open AI. The knowledge artifacts can be tailored to specific business units or functions, and our platform can further personalize them based on ongoing usage and performance patterns. For example, our insurance customers utilize our AI Claims Assist tool to automate claims processing and generate actionable insights through an intelligent dashboard by integrating with enterprise systems and leveraging intelligent character recognition and optical character recognition technologies.

We believe we are uniquely positioned in the marketplace at the intersection of global AI, hyperautomation and global e-Learning and are well positioned for future growth and profitability. We are one of the fastest growing technology companies in North America, having been named to Deloitte’s Technology Fast 500 for each of the last six years. Our strong competitive position is built upon the more than 400,000 hours we have invested in research and development since our founding in 2010. Our highly curated, company-specific data sets cannot be replicated without deep enterprise integrations, which creates customer stickiness and results in minimal churn across our customer base. With the strong and aligned support of Arrowroot Capital, we believe we are well positioned to establish iLearningEngines as the leader in the enterprise AI learning market.

Our Platform

Our platform is transforming learning and workflows inside enterprises. Companies use our platform to “productize” their institutional knowledge and convert it into valuable IP to drive mission critical outcomes at scale. Our solution is comprised of the following critical components:

Knowledge Cloud.

Our first priority with a customer is to help them create an intelligent Knowledge Cloud, or enterprise “brain.” This brain is a collated repository of institutional knowledge gathered from wide range of internal and external sources, powered by extensive integrations with connected enterprise sources, including:

●	Enterprise applications, such as Salesforce and SAP;

●	Human capital systems, such as Oracle, Workday and SuccessFactors;

●	Ticketing systems, such as Freshdesk, BMC and Zendesk;

●	Front end communications channels, such as Microsoft Teams, Slack, WhatsApp and Google Meet;

●	Internal content platforms, such as SharePoint, Dropbox and OneDrive;

●	External open sources, such as YouTube and Vimeo; and

●	Custom integrations with paid external sources.

The Knowledge Cloud aggregates data from these sources across a variety of formats including audio, video, text, PDF, and others, and compiles it to be managed as enterprise IP. Our AI only accesses approved content from prescribed sources, reducing the risks presented by uncontrolled open AI.

With our Knowledge Cloud integrated across all relevant sources, our embedded AI adjusts in real-time to further improve content, creating a virtuous cycle as enterprise data grows. We believe this automated process of self-learning is highly applicable to corporate learning and work automation and drives quantifiable returns on investment.

Out-of-the-Box AI Engine

Our out-of-the-box AI platform currently comprises numerous proprietary AI algorithms, encompassing advanced machine learning, natural language processing capabilities, neural networks and adaptive learning models. We have invested over 400,000 hours of research and development since our inception, and we have invested over $300 million in research and development since 2019 to create highly specialized, customer-specific data sets that are fully integrated into our customers’ organizations. Our AI solutions are deployed across some of the most complex and compliance-oriented vertical markets as we continue to redefine next-generation learning and work automation.

Our data sets train our AI model effectively through an automated process of self-learning. This model, combined with user engagement signatures, can intelligently respond to event triggers from the enterprise and dispense the “right” intelligence to prevent and solve problems in the flow of work. Our proprietary dashboards provide valuable visibility into engagement through intuitive visualizations of multiple cross-sections of data.

We develop the algorithms for our out-of-the-box AI platform by following an iterative agile development approach. In the modeling and evaluation phase we test the confidence of an AI model and the outputs of the platform using a set of pre-validated inputs. Key tasks include data collection, data governance and data monitoring of the AI models for quality and performance prior to and after deployment. We deploy additional quality assurance activities to cover the overall platform, application and model testing. After an AI platform is live, both model performance and application performance are monitored simultaneously and benchmarked against prior performance. Fixes for any customer reported bugs will be performed on an as needed basis or as part of the next release depending on the severity. We have monthly and quarterly releases pursuant to which machine learning and artificial intelligence model tuning, product maintenance and customer product support fixes are rolled out.

No-Code Workflow and AI Canvas.

Once the Knowledge Cloud has been created, our no-code workflow and AI canvas (the “Canvas”) unlocks the potential of an enterprise’s institutional knowledge. The Canvas integrates various systems inside an organization through AI and without the need for custom computer programming. It encompasses neural networks, configurable AI and personalized user journeys by role or by function. Our Canvas is used to optimize workflows, including delivering hyper-specific training, creating expert chatbots with subject matter expertise, and providing smart decision-making.

Other Platform Features: Content Delivery.

By embedding our numerous proprietary AI algorithms into the fully integrated enterprise IP, we deliver productivity enhancements through cognitive AI assistants, chatbots, and other messenger channels, significantly reducing the cost and effort of developing content. Designated in-house subject matter experts around each process take what the AI generates and tailor it for specific users and specific needs.

Other Platform Features: Document Augmentation.

Our platform includes AI-powered natural language understanding, which allows for automatic intent identification and disambiguation, synthetic data creation, query generation and abstractive summarization. Our AI automatically generates text transcripts and summarizations for audio and video content, and creates tags and query recommendations.

Our Offerings

Our core offerings include Learning Automation and Information Intelligence.

Learning Automation.

Learning Automation enables our customers to create personalized learning pathways and close performance gaps by automatically delivering “smarter” learning solutions in real time. We target medium and large enterprise customers who are seeking to upgrade aging infrastructure and modernize their learning and personnel development approach. Key features of Learning Automation include:

●	Knowledge Cloud: A collated repository of institutional knowledge gathered from a wide range of internal and external sources, powered by extensive integrations with connected enterprise sources.

●	Personalized Learning Pathways: Curated, individualized learning journeys with significant granularity using advanced AI models that operate in real time.

●	Co-Create Courses: Design and implement tailored courses that combine an organization’s content libraries with rich external sources driven by sophisticated AI recommendations.

●	Augment and Curate Content: Smart AI tagging that organizes and collates relevant content to enrich enterprise learning courses, including AI-generated quizzes and questions that augment content and improve retention.

●	Content Ingestion: A powerful and versatile AI engine that understands context and applicability to flexibly ingest multimedia content, including documents, audio and video.

●	Knowledge Shelves: Augment learning by delivering contextualized, high-quality content from digital libraries and third-party repositories.

●	External System Integration: Versatile application programming interfaces (“APIs”) combine seamlessly with leading enterprise and academic management systems, communications platforms and content providers to bring structured data into the Knowledge Cloud and workflows.

●	Training in the flow of work: Training delivered on the job and in the flow of work to create shared team experiences and unlock collaborative learning.

●	Blended Learning: Combines e-Learning with third-party instructor-led online training via live web conferencing or offline mode.

●	Tests and Assessments: Flexible AI-driven tests with multiple question types that enable AI-led scoring, assessments and “drill-down” reports.

●	White Labelling: Flexible labeling solutions are customized to reflect customer branding and are implemented on client domains with their logos.

●	Dashboards and Reports: Full repository of detailed reports for learners, trainers, managers and learning and development leaders to track progress and compliance.

●	Notifications: Configurable notifications that facilitate the tracking of content assignments and tests.

Information Intelligence.

Information Intelligence facilitates learning within the enterprise user experience through deep integrations and a no-code workflow and AI canvas. Our AI Assistants, which are configured for industry specific needs, help transform applications by accelerating, augmenting and automating conversations, processes and decisions. Enterprises can leverage Information Intelligence through our AI assistants, which are embedded at multiple touchpoints throughout employee and user journeys, enabling enterprises to offer personalized service to their customers and make predictive and preventive decisions based on real-time data insights. Our target customers for Information Intelligence are medium and large companies seeking cost savings with aging Enterprise Resource Planning, Customer Relationship Management or Document Management systems that are challenging to automate. Key features of Information Intelligence include:

●	Knowledge Cloud: A collated repository of institutional knowledge gathered from wide range of internal and external sources, powered by extensive integrations with connected enterprise sources.

●	AI Canvas: Creates individualized user journeys and granular personalization, while defining advanced AI-led models in real time.

●	AI Recommendation Engine: AI curation and augmentation enable quicker, more “intelligent” course creation.

●	AI Expert Assist: Combines in-process learning and industry use cases to provide expert support and assistance on demand.

●	AI Automation Engine: Cognitive-based adaptive testing, assisted grading, and process and task automation that delivers learning and process benefits.

●	AI Enterprise Search: Simple AI bolt-on to enterprise content repositories enables powerful index searching for contextual and relevant learning.

●	Enterprise Integration: An easy-to-implement AI Canvas delivers multi-tenancy and robust scalability, integrating easily with enterprise back-end systems.

●	ILE 360 – Outcome Score Card: 360-degree view of results for enterprises, with a management dashboard and scores for learners and trainers.

●	AI Insights: Identification of learning gaps and success markers through user engagement signatures.

●	Conversational AI: Semantic understanding powered by AI and Natural Language Processing models capable of handling both structured and unstructured data.

●	Flexible Deployment: On-premises or in the cloud deployment facilitates seamless configuration.

We utilize multi-tenant and cloud agnostic architecture. Our offerings are designed to work on customer infrastructure: on-premises, public or private cloud. Our platform can be offered as a white-labeled solution or an embedded experience. Our platform is offered primarily through user licenses that provide end customers and their licensed users with the right to use our software and access to continuous support. We have two types of user licenses: subject matter experts (“SMEs” or “Experts”), and licensed users. Licensed users are charged for using the platform and for consumption of content. Experts are the internal gatekeepers designated by our end customers to improve enterprise outcomes and have significant content augmentation capabilities.

Market Opportunity

We believe that iLearningEngines is defining a new category at the intersection of global AI, hyperautomation and global e-Learning. Each of these markets is sizable and growing, and provide significant opportunity for iLearningEngines to grow its existing business as well as expand into new opportunities provided by its existing platform capabilities.

Global e-Learning is expected to grow at a 16% compound annual growth rate (“CAGR”) through 2025 resulting in an annual spend of over $250 billion, according to TechNavio. Within the global e-Learning market, the North American and Asia-MEA education markets present massive opportunity. The North American e-Learning market was the largest region in the overall market, which is expected to grow at a 17% CAGR from 2021 to 2025 to approximately $58 billion. It will contribute 34% to the incremental growth of the overall market between 2021 and 2026, according to TechNavio. The Asia-MEA geography is growing even faster, with education sector expected to grow at a 14% CAGR from 2020 to 2025 to approximately $225 billion, and Education Tech expected to grow at a 45% CAGR from 2021 to 2031 to approximately $30 billion, according to the India Brand Equity Foundation.

Hyperautomation is creating a total software market opportunity that will reach over $1 trillion by 2026, with a CAGR of 11.9% from 2021 through 2026, according to Gartner. Process-agnostic software made up 6.3% of the total hyperautomation enablement market and is expected to reach more than $65 billion in 2026, with a CAGR of 16.1%, according to Gartner. We believe that this market is highly fragmented across a variety of sub-categories from low-code and process discovery and mining to business process management software and that players that bring differentiated offerings could grow at an accelerated pace relative to traditional software players in the market.

The market for AI software will reach almost $135 billion in 2025 from $45 billion in 2020, according to Gartner. The market growth will accelerate from 14.4% in 2021 to reach 31.1% in 2025 at an aggregate CAGR of 24.5% over the five years. Global AI systems are expected to drive over $200 billion of annual spending by 2025, according to IDC MaturityScape, representing a CAGR of 26% from 2021 to 2025. The AI market spans from AI components embedded in applications to the market for AI tools used for building AI systems. AI is disrupting how enterprises function as it reshapes the way companies leverage their data and other relevant content that is available to them. McKinsey & Company estimates that AI’s impact on productivity could yield approximately $4.4 trillion in annual Gross Domestic Product across the 63 use cases it identified. Massachusetts Institute of Technology researchers found that customer support agents using an AI tool as a guide generated a nearly 14% increase in productivity, including a 35% improvement for the lowest performers.

Demand for learning automation and autonomous learning inside enterprises is also growing. An increasing number of buyers are demanding next-generation learning systems that are more open in terms of integration and content range, and improved training through better learning experiences. According to TechNavio, suppliers in the global e-Learning market outperforming the overall industry are expected to focus on the higher potential segments within the market. Many schools, colleges and universities are increasingly opting for software-based learning systems, which is fueling the ongoing digitization of the learning processes. According to IDC, by 2024 approximately 40% of education will be taught by AI systems that are personalized, adaptive, and focused on solving complex real-life challenges. There is also significant demand for capturing and leveraging enterprise knowledge, especially as workforces have become considerably more distributed and transient over time. Companies recognize the need for platform solutions that not only collect and preserve institutional knowledge, but also analyze and distribute it throughout the company effectively.

Our platform is broadly applicable across various verticals and business functions, with new use cases continually emerging. We currently serve a wide array of customers in a variety of verticals in many key areas, from learning and development to supply chain management and beyond. Proven use cases include:

●	Industrials: Intelligently allocating crew members and operators, employee/safety performance indicators & support though a central dashboard;

●	Oil & Gas: Improved safety processes leveraging data from high priority areas, strengthened employee training to improve onboarding and upskilling programs;

●	EduTech: Provides personalized learning pathways, customized for every student, transforms learning infrastructure of physical schools to improve engagement;

●	Logistics: Departmental staff profiles with streamlined communication channels, AI-enhanced tracking metrics to improve operational efficiency;

●	Healthcare and Life Sciences: Improved patient education through triggered appointment scheduling, enhanced patient engagement and outcomes within budget;

●	Retail: AI technologies enhance engagement automating labor-intensive tasks, reskills existing teams, imparting the technological skills needed for modern retail;

●	Technology, Media & Telecom: AI-enabled customer representatives and account operations, improving efficiency, AI-enhanced customer engagement and outcomes to track KPIs;

●	Financial Services: AI-developed financial models and document automation, fraud prevention through AI generated algorithms;

●	Government: Veterans’ Employment and Training (“VET”) and workforce reinduction readiness, government distributions processing with automation;

●	Insurance: Improve safety and compliance with real-time reports and live dashboards, AI-driven risk identification to improve customer acquisition and engagement;

●	Automobile: Infuse learning into enterprise processes across enterprise systems and communication channels Track employee and partner engagement and providing real time insights to functional owners; and

●	Business Services: Usage pattern analysis, proactive notifications to increase efficiency, Usage optimizations and insights to track performance.

Over time, we believe that many new use cases will emerge and will continue to permeate across industry verticals.

Our Competitive Strengths

Our competitive strengths include:

An AI technology platform for enterprises.

We have been committed to refining our AI platform over time, which currently comprises numerous proprietary AI algorithms. These algorithms encompass advanced machine learning, natural language processing capabilities, neural networks and adaptive learning models. Our AI solutions are deployed across some of the most complex and compliance-oriented vertical markets as we continue to redefine next-generation learning and work automation.

High barriers to entry and strong customer stickiness.

The creation of a highly intelligent AI-platform is significant in terms of time, investment and expertise. We have invested over 400,000 hours of research and development since our inception, and we have invested over $300 million in research and development since 2019 to create highly specialized, customer-specific data sets that are fully integrated into our customers’ organizations. This contributes to our high customer retention rates and low customer churn rates. In 2023, we achieved a net dollar retention rate of 125% and 0.2% churn.

Diverse global customer base.

As of March 2024, we serve over 1,000 enterprise end customers representing more than 4.7 million licensed users. Our 2023 revenue was broadly distributed globally from Asia, the Middle East and North America. We focus our sales approach on business units and not enterprises as a whole, making our expansive customer reach a valuable potential source of new business opportunities.

Established channel partner network.

We utilize channel partners who have deep domain expertise and existing relationships to reach across 12+ industry verticals. Our relationships with established channel partners underpin our expansion strategy as we typically rely on our partners to break into new geographies or industry verticals with scaling by our direct sales team to follow. This approach is cost efficient and helps qualify leads, validate opportunities and define our value proposition in the market.

Scaled and predictable business model.

We generated revenue of $421 million in 2023, representing a 36% increase over 2022 revenue. Nearly all of our 2023 revenue was generated from long-term maintenance and support agreements with an average duration of one to three years. We have also scaled our business over time, achieving a gross margin of 69% in 2023.

Experienced founder-led management team.

We have a passionate management team led by our CEO, Harish Chidambaran, who founded the company in 2010 after nearly five years at Sun MicroSystems leveraging AI principles to improve computing power. Balakrishnan Arackal, our Chief Business Officer, joined iLearningEngines in 2014 and leads our sales and marketing efforts following similar roles at IBS Software, Solutions Middle East, and BCL Hewlett Packard. Our Chief Financial Officer and Treasurer, S. Farhan Naqvi, was previously a technology investment banker at Deutsche Bank and held prior roles at MHT Partners, Nomura, Bain and EY. This senior management team is supported by a deep roster of industry experts with decades of combined experience across business lines. We believe that this combination of industry, technical, operational and financial expertise positions us for success in the public markets.

Our Growth Strategies

Our vision is to remove limitations for companies by helping them re-imagine themselves as engaged, informed and empowered enterprise ecosystems. We intend to achieve this vision by leveraging our competitive strengths to capitalize on growing market demand through the following strategies.

Continue to expand our platform’s capabilities.

Our company was founded on a culture of innovation. We intend to continue to enhance our existing solutions and develop new solutions to empower corporate learning and workflows across verticals. We believe we can further leverage the direct integration of our solutions within day-to-day corporate activities to create new use cases by making greater use of cross-functional data sets. For instance, we can leverage our technology to combine risk prevention activity and assessment data with claim and exposure data for our insurance clients to form a comprehensive risk profile that is unique to each policy holder, enabling greater accuracy in risk forecasts and more insightful and valuable trend benchmarking. We also intend to leverage our AI platform to help optimize newer technologies, such as the Internet-of-Things (“IoT”), Augmented Reality, Virtual Reality, cognitive enterprise search and cognitive AI recommendations. For example, in the IoT arena, insurance companies can use our technology to track policyholder accidents or other adverse incidents, triggering efficient and effective deployment of defensive driving and related training modules to mitigate risk in real-time.

We also have a robust product roadmap strategy that is led by the core leadership team that meets every month. We are looking to develop AI-driven digital assets in many verticals to maintain our product edge and build competitive barriers for its AI-driven learning automation and information intelligence offerings. Our development of AI assets is a long-term investment into future products and we believe it can drive future growth for the company.

Further penetrate our existing customer base.

We believe we have significant upsell opportunities across our customer base, including expanding into new business divisions and adding additional users. Our sales strategy is product-led and focuses on business units within companies, which lends itself to expansion within organizations by demonstrating effective outcomes for our customers. As companies recognize the power of our AI and automation tools, they quickly discover additional use cases across the enterprise. We intend to focus on these opportunities to expand our presence within our existing customers over time.

Leverage our existing use cases to further penetrate industry verticals.

We plan to grow our direct salesforce and onboard new channel partners in verticals where we have achieved significant success to leverage the distribution of our offerings. Historically we have focused on the education, healthcare and insurance verticals, and the demonstrated efficacy of our existing solutions enhances our ability to sell deeper into these verticals. For example, we have added after-school tutoring products for our education customers that are fully integrated with school curriculums to help learners with test preparation and achieve other academic goals. As of March 31, 2024, our education solutions have served over 858,150 users across over 323 sites. In healthcare, where our platform has served over 260,000 users across 142 sites, integration with hospital systems could improve pre- and post-surgery patient engagement based on the patient’s condition and history, with an “intelligent push” of critical communication through preferred channels. Our insurance capabilities include a scalable digital infrastructure that distributes services and gathers policyholder data into a high impact data stream that provides actionable insight to inform strategic decision making.

Expand into new verticals and new geographies.

We have demonstrated the power of our solutions through many different use cases across a variety of verticals and geographies, and we believe there are significant use cases in many other verticals and geographies that can benefit from our solutions. Soon, we intend to focus on a few strategic verticals including cybersecurity, construction, retail and financial services. We have also identified a number of attractive and underpenetrated geographic markets both in the United States and around the world.

Pursue opportunistic acquisition opportunities.

We intend to complement our organic growth by pursuing strategic and tuck-in acquisition opportunities. We believe we can acquire attractive established customer bases in new markets and industry subsectors where we can leverage data sets and create new or better curriculums. We believe that our relationship with Arrowroot Capital, a 10-year-old growth equity firm focused solely on enterprise software, could help us identify attractive targets across the highly fragmented industry landscape. We also believe that our public listing will be an attractive differentiator as we evaluate alternatives and can utilize our stock as acquisition currency.

Customers

Value added resellers (“VARs”) are customers who develop their own solutions which integrate our AI and automation platform and then sell their solutions directly to their end customers. Some of our VARs operate as channel partners whose deep domain expertise and existing relationships we leverage to reach across industry verticals to deliver solutions that fit industry-specific needs. Our relationships with established channel partners underpin our expansion strategy as we typically rely on our partners to break into new geographies or industry verticals with scaling by our direct sales team to follow.

We also contract directly with end customers who utilize our AI and automation platform directly. These customers directly integrate our platform into their systems and workflows, allowing our platform to ingest content from various formats including audio, video and PDF, and convert it into knowledge “artifacts” that aggregate to comprise Knowledge Clouds.

We define our “contracted customers” as VARs, direct end customers and end customers who purchase our services directly through channel partners, that have purchased one or more of our products under a unique customer identification number since our inception for our license products and individuals or entities that have an active maintenance and support agreement for at least one of our maintenance and support products. Each unique customer identification number constitutes a separate customer regardless of the amount purchased. We may have multiple purchasers of our products within a single organization, each of which may be assigned a unique customer identification number and deemed a separate customer. As of March 31, 2024 and December 31, 2023, December 31, 2022 and 2021, we had 29, 26, 24 and 11 contracted customers, respectively. For each of the three months ended March 31, 2024 and the years ended December 31, 2023, 2022 and 2021, newly contracted customers represented 3, 3, 14 and 1 of our total contracted customers.

We define enterprise end customers as entities or organizations that have 250 or more licensed users on our AI and automation platform. Our enterprise end customers include our VARs’ customers. Our enterprise end customer base is comprised of companies operating across a variety of verticals, including education, healthcare, insurance, manufacturing, energy and utilities. Our enterprise end customers are geographically dispersed across Asia, the Middle East and North America.

We define licensed users as individuals with access to the platform. As of March 31, 2024, and December 31, 2023, 2022 and 2021, we had over 4.7, 4.4, 3.9 million and 2.8 million licensed users, respectively.

When we refer to customers, we are referring generally to all of the categories of customers detailed above, including VARs, contracted customers, enterprise end customers and licensed users.

We typically enter into product license and content agreements (“Product License”) with VARs and direct end customers based on a standard form that contains standard terms and conditions, including billing and payment, default, termination, limitations of liability, confidentiality, assignment and notification, and other key terms and conditions. Under the terms of our Product Licenses, which typically include a set term and automatically renew for further set terms, but which generally may be terminated by either party with 24 months’ notice, our customers are granted the combined software license and maintenance performance obligation and may directly utilize the platform or incorporate the platform to deliver customized solutions using our platform. Sales under our Product Licenses are generally made on a maintenance and support agreement basis (with no spend or purchase commitments). We also typically enter into maintenance and support orders with our customers which are typically one to three years in length and contain provisions to auto-renew for one-year periods. We typically estimate the implementation fees by estimating the cost of providing the services and adding a reasonable margin, and combined software license and maintenance fees using the residual approach as we sell our AI platform and related maintenance services to different customers at a highly variable range of amounts.

Competition

The market for our products and services is intensely competitive and characterized by rapid changes in technology, customer requirements, and by frequent new product and service offerings and improvements. We operate at the intersection of global AI, hyperautomation and global e-Learning. We compete directly or indirectly with:

●	Legacy e-Learning services;

●	Direct-to-consumer training and e-Learning offerings;

●	Automation and workflow solutions;

●	Data management, machine learning, and analytics players; and

●	Bespoke solutions developed by enterprises in-house.

We believe that the principal competitive factors in our markets include the ability to deliver:

●	dynamic AI-powered capabilities and workflows;

●	highly advanced and sophisticated content augmentation and recommendations embedded in the flow of work;

●	flexibility and scalability across multiple use-cases with end-to-end integrations across an enterprise;

●	thorough structured and unstructured data comprehension;

●	company-specific data sets that cannot be replicated without deep enterprise integrations;

●	pricing and contract terms;

●	customer relationships;

●	brand reputation;

●	privacy and security; and

●	continued innovation.

Although some of our competitors enjoy greater resources, higher brand recognition, broader range of IT, larger existing customer bases, or more mature intellectual property portfolios, we believe that we compete favorably on the basis of these factors above and do not believe that any company offers the same overall value proposition as we do across our markets. However, conditions in our market could change rapidly and significantly as a result of technological advancements, partnerships, or acquisitions by competitors or continuing market consolidation and we expect the competitive environment to remain intense.

Sales and Marketing

We serve over 1,000 enterprise end customers by helping them achieve their learning, automation and information intelligence goals.

Our client base is comprised of companies operating across a variety of verticals, including education, healthcare, insurance, manufacturing, energy and utilities. Over time, we believe there are valuable use cases for our platform in many other verticals. Our customers are geographically dispersed across Asia, the Middle East and North America, and in 2023 our largest contracted customer accounted for less than 20% of our total revenue.

Our sales strategy is comprised of two main constituents: our direct sales team and our channel partners. Our direct sales team is tasked with both acquiring clients in established verticals and acquiring new channel partners in expansionary markets. We leverage our channel partners to generate leads in new verticals and geographies which we then scale through our direct sales force. Our sales team is supported by engineers with deep technical expertise and responsibility for pre-sales technical support, solutions for engineering for our customers and technical training for our channel partners.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs and through our channel partner relationships. Our marketing programs target business units within companies rather than purchasing, human resources or administrative departments to drive sales by demonstrating the impact of our product capabilities on results. Our principal marketing programs include webinars, roadshows, iLearningEngines sponsored exhibitions and events, cooperative marketing efforts with channel partners, and use of our website.

We typically enter into a services agreement (a “Services Agreement”) with our channel partners which provide for the provision of specific services. Our Services Agreements are generally not exclusive and we have the ability to contract with any number of channel partners for various sales, business development, administrative, operational and other functions as we sees fit. Our Services Agreements generally do not include a (i) term or duration or (ii) and spend or purchase commitments. Our Services Agreements generally provide that either party may terminate the agreement with 60 to 90 days’ prior written notice or immediately for non-performance.

Intellectual Property

Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. We rely on trademarks, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. We believe that our intellectual property rights are valuable and critical to our business.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the United States and other countries to the extent we determine appropriate. We are the registered holder of over 50 domestic and international domain names across our product and service footprint, including “ilearningengines.com,” “ilearningengines.in” and similar variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where our products are distributed may not protect our intellectual property rights to the same extent as laws in the United States.

Government Regulation

Our business is and will continue to be subject to extensive U.S. federal and state and foreign laws and regulations, including laws and regulations involving privacy, data protection, education, security, intellectual property, competition, taxation, anti-corruption, anti-bribery, anti-money laundering, and other similar laws. Many of these laws and regulations are still evolving and are likely to remain uncertain for the foreseeable future, and these laws and regulations can vary significantly from jurisdiction to jurisdiction. The costs of complying with these laws and regulations are high and likely to increase in the future. Further, the impact of these laws and regulations may disproportionately affect our business in comparison to our competitors that have greater resources.

In the United States, we are subject to data security and privacy rules and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (CPRA and collectively, the “CCPA”), and other state and federal laws relating to privacy and data security. The CCPA requires covered businesses to provide new disclosures to California residents and to provide them new ways to opt-out of the sale of personal information, and provides a private right of action and statutory damages for data breaches. Other jurisdictions in the United States are beginning to propose laws similar to the CCPA.

In the United States, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively “HIPAA”) protects the privacy and security of protected health information, used or disclosed by covered entities including certain healthcare providers, health plans and healthcare clearinghouses. HIPAA also regulates standardization of data content, codes and formats used in healthcare transactions and standardization of identifiers for health plans and providers. HIPAA also imposes certain obligations on the business associates of covered entities that obtain protected health information in providing services to or on behalf of covered entities. HIPAA may apply to us in certain circumstances and may also apply to our customers in ways that may impact our relationships with them.

Further, as a result of information we collect from third parties, we may be subject to the United Kingdom’s Age Appropriate Design Code (“AADC”) and incoming Online Safety Bill that focus on online safety and protection of children’s privacy online. In the U.S., we may have obligations on the federal level under the Children’s Online Privacy Protection Act (“COPPA”). COPPA applies to operators and co-operators of commercial websites and online services directed to US children under the age of 13 that collect personal information from children.

As a result of our international operations, we must comply with a multitude of data security and privacy laws that may vary significantly from jurisdiction to jurisdiction. Virtually every jurisdiction in which we operate has established or is in the process of establishing data security and privacy legal frameworks with which we or our customers must comply. Our failure to comply with the laws of each jurisdiction may subject us to significant penalties. For example, the data protection landscape in Europe, including with respect to cross-border data transfers, is currently unstable and other countries outside of Europe have enacted or are considering enacting cross-border data transfer restrictions and laws requiring local data residency.

Various state laws in the United States govern the corporate practice of medicine and other healthcare professions and prohibit the unauthorized practice of medicine. The state licensure and corporate practice statutes, regulations, and agency and court decisions that enumerate the specific corporate practice rules vary considerably from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. Violations of these laws may result in significant sanctions.

Further, the federal Food and Drug Administration (“FDA”) acting under the scope of the Food, Drug, & Cosmetic Act (“FDCA”) and its implementing regulations, has broad authority to regulate the manufacture, distribution, and labeling of many products, including medical devices. The FDA has become increasingly active in addressing the regulation of computer software functions intended for use in healthcare settings. The FDA has the authority to regulate a software function as a medical device if it falls within the definition of a “device” under the FDCA. If the FDA determines that our AI platform is a medical device, we may be required to obtain premarket approval or clearance or risk distributing an unapproved medical device in violation of the FDCA. Violations of the FDCA may result in significant penalties.

For a discussion of the various risks we face from regulation and compliance matters, see the sections titled “Risk Factors — Risks Related to Data Privacy and Cybersecurity” and “Risk Factors — Risks Related to Regulatory Compliance and Governmental Matters.”

Security, Privacy and Data Protection

We prioritize the protection of customer and company data. We have developed and implemented what we believe is an effective framework comprising both technical and operational controls. We ensure that there is both internal and independent external oversight of the security framework to ensure its continued implementation and effectiveness.

Internal Cloud Security

For all our product development work, our internal platform security is managed using hosting cloud provider services. The cloud provider adheres to security controls for ISO 27001, ISO 27018, SOC 1, SOC 2, SOC3, FedRAMP, HITRUST, MTCS, IRAP, and ENS.

Client Cloud Security

For all production deployments of our platform, cloud security is managed by Client/Channel Partner directly using cloud provider services and third-party tools. We work jointly with our partners and end customers to ensure adherence to required security and privacy needs.

We are an ISO 27001 and ISO 9001 certified organization and follow the required controls and compliances.

Our Employees, Culture and Values

Our success is supported and progressed by the passionate team we have assembled. Across our company, we have an aligned “People & Process” culture that drives our products, research, services, and our customers’ efforts to make the world a better place. As of March 31, 2024, we had 101 full-time employees and 428 contracted employees globally, which can either be provided by our channel partners or contracted directly with iLearningEngines. While our headquarters is in Bethesda, Maryland, our workforce is currently remote-first. This allows us to find the right talent to serve our users, regardless of location. In the United States, we have concentrations of employees in Alaska, Connecticut, Illinois, Maryland, Oklahoma, Texas and Virginia, which allows our employees a mix of in-person and remote work. This approach continues to be an asset in our recruiting efforts, especially as other companies begin to require employees to return to the office or take reductions in pay. Our non-US based employees are located in Australia, India, the United Kingdom and the United Arab Emirates. We believe that our employee relations are good.

iLearningEngines empowers enterprises to realize their CSR goals and drive social impact programs. On our platform, enterprises can seamlessly roll out educational programs that positively impact their employees, customers, and the wider community in which they operate.

Our platform offers personalized learning pathways and powerful content creation capabilities that help enterprises build a purpose-driven culture by engaging users and supporting subject matter experts. Our multi-tenant and extensive integration features also make us an effective solution for enterprises looking for a partner with experience in driving impact programs across multiple regions. We have powered multiple programs globally with key areas of impact including employee wellbeing, empowering women, equal education, youth mentorship and child protection. A key tenet of our business is focused on making expert learning more accessible and improving outcomes across our global customer base.

Our Facilities

We have a global presence with six leased offices in premier locations across the United States, United Arab Emirates and India. Our corporate headquarters is located in Bethesda, Maryland, pursuant to a lease that expires in July 31, 2024. We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Legal Proceedings

From time to time, we or our customers or partners, for whom we may act as an indemnitor, may be subject to legal proceedings that arise in the ordinary course of business. In addition, we or our customers or partners have received, and may in the future receive, various types of claims including potential claims from third parties asserting, among other things, infringement of their intellectual property rights. We are not currently a party to any litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, financial position, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of May 1, 2024:

Name	Age	Position
Executive Officers
Puthugramam “Harish” Chidambaran	55	Chief Executive Officer and Chairman
Sayyed Farhan Naqvi	42	Chief Financial Officer and Treasurer
Balakrishnan Arackal	56	President, Chief Business Officer and Director
David Samuels	61	Chief Legal Officer, Executive Vice President – Corporate Affairs and Secretary
Ramakrishnan Parameswaran	52	Senior Vice President – Technology and Products
Non-Employee Directors
Matthew Barger(1) (3)	66	Director
Bruce Mehlman(2)	55	Director
Thomas Olivier	56	Director
Michael Moe(1)	61	Director
Ian Davis(1)(2)(3)	73	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee

Executive Officers

Harish Chidambaran

Mr. Chidambaran has served as our Chief Executive Officer and as our Chairman of the Board since April 2024. Prior to the Business Combination, Mr. Chidambaran served as President and Chief Executive Officer of Legacy iLearningEngines from November 2010 to April 2024. Mr. Chidambaran has extensive experience in the technology industry having worked at companies such as Sun Microsystems, Lucent Technologies, Maple Optical Systems, Google, and Ninth Sense, Inc. Mr. Chidambaran received a B.T. in Electrical and Electronics Engineering from College of Engineering, Trivandrum, a M.S. in Electrical Engineering from the University of Idaho and a M.S. in Management from Stanford Graduate School of Business. We believe that Mr. Chidambaran is qualified to serve on our Board based on his substantial business, leadership and management experience in the technology sector.

S. Farhan Naqvi

Mr. Naqvi has served as our Chief Financial Officer and Treasurer since April 2024. Prior to the Business Combination, Mr. Naqvi served as Chief Financial Officer of Legacy iLearningEngines from February 2019 to April 2024. Prior to joining Legacy iLearningEngines, Mr. Naqvi served as a Transaction Advisor at Ernst & Young from 2017 to February 2019 and as an investment banker at Deutsche Bank Securities, Inc. from 2013 to 2017. Mr. Naqvi received a Bachelor of Technology in Engineering from Indian Institute of Technology, Kapur, and an M.B.A. from Harvard Business School.

Balakrishnan Arackal

Mr. Arackal has served as our President and Chief Business Officer and as a member of the Board since April 2024. Prior to the Business Combination, Mr. Arackal served as Chief Business Officer of Legacy iLearningEngines from February 2021 to April 2024, having previously served as Executive Vice President — Sales & Strategy of Legacy iLearningEngines from October 2018 to February 2021. Previously, Mr. Arackal served as an Independent Contractor for Legacy iLearningEngines from 2014 to September 2018 and as an Executive Director at Experion Technologies from 2011 to 2014. Mr. Arackal received a Bachelor of Technology in Electronics & Communication from Mepco Schlenk Engineering College and his M.B.A. from G.R.Damodaran Academy of Management. We believe that Mr. Arackal is qualified to serve on our Board based on his substantial business experience in the technology sector.

David Samuels

Mr. Samuels has served as our Chief Legal Counsel, EVP — Corporate Affairs and Secretary since April 2024. Prior to the Business Combination, Mr. Samuels served as Chief Legal Counsel and EVP — Corporate Affairs of Legacy iLearningEngines from October 2023 to April 2024. Prior to joining Legacy iLearningEngines, Mr. Samuels served as Chief Legal Officer and Secretary of Definitive Healthcare Corp. (Nasdaq: DH), a provider of healthcare commercial intelligence from February 2021 to January 2023. From October 2016 to November 2019, Mr. Samuels served as Chief Executive Officer and Chief Legal Officer of ReferralMob, Inc., (“ReferralMob”) a mobile-only, peer-to-peer job referral platform, having previously served as Chief Legal Officer from 2015 to October 2016. Prior to joining ReferralMob, Mr. Samuels served as Chief Strategy Officer of Interactions Corporation, and served in a number of executive leadership positions, including as General Counsel for seven years and for two years as Chairman of the Board of Strategic Advisors, at EnerNOC, Inc. ((Nasdaq: ENOC) since renamed Enel X North America). Earlier in his career, Mr. Samuels served as General Counsel, Vice President Corporate Development and Secretary of International Integration, Inc. (Nasdaq: ICUB). Mr. Samuels served on the board of directors of ReferralMob from 2015 to 2019, Magnus Textile LLC from 2017 to 2018 and ANSWR from 2014 until 2017, each a private company. Mr. Samuels holds a B.A. from Brandeis University and a J.D. from Northeastern University School of Law.

Ramakrishnan Parameswaran

Mr. Parameswaran has served as our Senior Vice President — Technology and Products since April 2024. Prior to the Business Combination, Mr. Parameswaran served as Senior Vice President — Technology and Products of Legacy iLearningEngines from May 2019 to April 2024. Prior to joining Legacy iLearningEngines, Mr. Parameswaran served in a variety of roles at Infosys Ltd., most recently as Practice Manager and Vertical Head of the Digital Department from 2015 to April 2019. Mr. Parameswaran received a B.T. in Electrical and Electronics Engineering from College of Engineering Trivandrum.

Non-Employee Directors

Our Board consists of seven directors. In addition to Harish Chidambaran and Balakrishnan Arackal, iLearningEngines’ directors are:

Matthew Barger

Mr. Barger has served as a member of our Board since April 2024. Mr. Barger has served as the Managing Member of MRB Capital LLC since 2008. Mr. Barger has also served as Senior Advisor at Hellman & Friedman, LLC (“H&F”) since 2007 and previously served as Managing Director of H&F from 1984 to 2006. Mr. Barger has served on the Board of Directors of Hall Capital Partners LLC since 2007 and Artisan Partners Asset Management Inc. since 2013, and on the Advisory Board of Mustard Seed since February 2022. Mr. Barger received a bachelor’s degree in history from Yale University and a M.B.A. from Stanford Graduate School of Business. We believe that Mr. Barger is qualified to serve on our Board based on his investment management expertise and director leadership experience.

Bruce Mehlman

Mr. Mehlman has served as a member of our Board since April 2024. Mr. Mehlman founded Mehlman Consulting and has served as a Partner of Mehlman Consulting since December 2003. Mr. Mehlman also serves on the board of non-governmental organizations and as the Executive Director of the Technology CEO Council. Mr. Mehlman received a B.A. in History from Princeton University and a J.D. from the University of Virginia School of Law. We believe that Mr. Mehlman is qualified to serve on our Board based on his expertise in public policy and experience in executive leadership.

Thomas Olivier

Mr. Olivier has served as a member of our Board since April 2024. Mr. Olivier has served as Arrowroot’s President and Chief Financial Officer and the Vice Chairman of its board of directors since its inception in November 2020. Mr. Olivier is a managing director at Arrowroot Capital and has held this position since March 2021. Previously, Mr. Olivier was a Managing Director in Houlihan Lokey’s Technology, Media & Telecom (TMT) Group from May 2017 until April 2021. Prior to his time at Houlihan Lokey, Mr. Olivier served as a Managing Director at Pacific Crest Securities, Inc., an investment bank focused on the technology sector which was acquired by Key Bank in 2016, from April 2012 to May 2017. Mr. Olivier was also a member of the board of directors of Brain Scientific Inc., a neurology-focused medical device and software company, from November 2021 to June 2023. Mr. Olivier received his B.S. in Economics from Boston College and his J.D. from the George Washington University Law School. We believe that Mr. Olivier is qualified to serve on our Board based on his significant investment banking and financial expertise.

Ian Davis

Sir Ian Davis has served as a member of our Board since April 2024. Since June 2021, Mr. Davis has served on the board of directors of Thoughtworks Holding, Inc. and is currently the Chairperson of the board of directors of Thoughtworks Holding, Inc. He is a Non-Executive Director of Majid al Futtaim and of two private companies, and as an advisor to Apax Partners and Mubadala. From 2013 to October 2021, Mr. Davis was the Chairman of Rolls-Royce Holdings plc. Mr. Davis worked with McKinsey & Company for over 30 years and served as Chairman and Worldwide Managing Partner of McKinsey & Company from 2003 until 2009. He is now Senior Partner Emeritus. Mr. Davis also served on the board of Johnson & Johnson as a non-executive director from 2010 to March 2023. From 2010 to December 2020, he was a Non-Executive Director of BP p.l.c., where he was also Senior Independent (Lead) Director. From 2011 to 2017, Mr. Davis was a non-executive director of the United Kingdom Cabinet Office and of Teach for All, a not-for-profit educational foundation. Mr. Davis earned a Bachelor of Arts and Master of Arts in Politics, Philosophy and Economics from Balliol College, University of Oxford. We believe that Mr. Davis is qualified to serve on our Board due to his significant leadership experience, deep understanding of global business trends and expertise in finance, strategy and business transformation.

Michael Moe

Michael T. Moe has served as a member of our Board since April 2024. Mr. Moe co-founded GSV Asset Management, LLC and has served as its Chief Executive Officer, Co-Managing Partner and Chief Investment Officer since 2010. Mr. More currently serves Non-Executive Chairman of the board of directors of Genius Group Limited (NYSE American: GNS) since March 2024 and previously served as Chairman of the board of directors of LZG International, Inc. from March 2023 to March 2024, before it was acquired by Genius Group. Mr. Moe co-founded Hi Solutions, Inc. and has served as its Executive Chairman of the board of directors since July 2021. Previously, Mr. Moe was Chief Executive Officer of Class Acceleration Corp., a special purpose acquisition company, from September 2020 to January 2023. From 2010 to 2018, Mr. Moe served as the President, Chief Executive Officer, and Chairman of the board of directors for GSV Capital Corp., now known as SuRo Capital Corp. (NASDAQ: SSSS). Mr. Moe co-founded and served as Chairman and Chief Executive Officer of ThinkEquity Partners LLC from 2001 to 2008. Mr. Moe has served on the board of directors for BookClub, Inc. since July 2020. Mr. Moe received a B.A. in Political Science and Economics at the University of Minnesota and holds a Chartered Financial Analyst (CFA) designation. We believe that Mr. Moe is qualified to serve on our Board based on his investment management, director and executive leadership and financial services experience.

Family Relationships

Balakrishnan Arackal, who serves as our President and Chief Business Officer and as a member of our Board, and Ramakrishnan Parameswaran, who serves as our Senior Vice President of Technology and Products, are brothers. There are no other family relationships among any of our directors or executive officers that are required to be disclosed by Regulation S-K.

Board Composition

Our business and affairs are organized under the direction of our Board. Our Board consists of seven members. Mr. Chidambaran serves as our Chairman of the Board. The primary responsibilities of our Board are to provide oversight, strategic guidance, counseling and direction to our management. Our Board will meet on a regular basis and additionally as required.

In accordance with the terms of the Certificate of Incorporation, the Board is divided into three classes, Class I, Class II and Class III, with only one class of directors being elected each year and each class serving a three-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our Board is divided into the following classes:

●	Class I, which consists of Harish Chidambaran and Balakrishnan Arackal, whose terms will expire at our first annual meeting of stockholders following the Closing;

●	Class II, which consists of Matthew Barger and Thomas Olivier, whose terms will expire at our second annual meeting of stockholders following the Closing; and

●	Class III, which consists of Bruce Mehlman, Michael Moe and Ian Davis, whose terms will expire at our third annual meeting of stockholders following the Closing.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified, or their earlier resignation, removal, retirement or death. This classification of our Board may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Director Independence

As a result of our common stock being listed on the Nasdaq Stock Exchange (“Nasdaq”), we are required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of Business Combination, the Board reviewed the independence of the individuals named above. The Board determined that each of the directors on the current Board, other than Harish Chidambaran and Balakrishnan Arackal, qualifies as independent directors, as defined under the Nasdaq Stock Exchange listing rules (the “Nasdaq listing rules”), and our Board consists of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, we are subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below. In addition, we have not and do not plan to rely on any of the exemptions from certain board independence requirements available to controlled companies under the Nasdaq listing rules, to the extent such exemptions are available.

Role of the Board in Risk Oversight/Risk Committee

One of the key functions of our Board is to provide informed oversight of our risk management process. Our Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee assesses and monitor whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. Our Board has adopted a charter for each of these committees, that complies with the applicable requirements of current Nasdaq rules. In addition, from time to time, special committees may be established under the direction of our Board when the board deems it necessary or advisable to address specific issues. We intend to comply with future requirements to the extent they are applicable to us. Copies of the charters for each committee are available on the investor relations portion of our website at https://investors.ilearningengines.com/.

Audit Committee

Our audit committee consists of Matthew Barger, Michael Moe and Ian Davis. Our Board has determined that each of the members of the audit committee satisfies the independence requirements of Nasdaq listing rules and Rule 10A-3 under the Exchange Act. Each member of the audit committee can read and understand fundamental financial statements in accordance with applicable audit committee requirements. In arriving at this determination, our Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Mr. Barger serves as the chair of the audit committee. Our Board has determined that Mr. Barger qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq listing rules. In making this determination, our Board considered Mr. Barger’s formal education and previous experience in financial roles. Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.

The functions of this committee include, among other things:

●	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

●	reviewing our financial reporting processes and disclosure controls;

●	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

●	reviewing the adequacy and effectiveness of our internal control policies and procedures, including reviewing, with the independent auditors, management’s plans with respect to the responsibilities, budget, staffing and effectiveness of our internal audit function, and reviewing and approving our head of internal audit (if established);

●	with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by us;

●	obtaining and reviewing at least annually (if required by applicable stock exchange listing requirements) or as otherwise determined, a report by our independent auditors describing the independent auditors’ internal quality-control procedures and any material issues raised by the most recent internal quality-control review, peer review, or any inquiry or investigation by governmental or professional authorities;

●	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

●	at least annually, reviewing relationships that may reasonably be thought to bear on the independence of the committee, receiving and reviewing a letter from the independent auditor affirming their independence, discussing the potential effects of any such relationship, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

●	reviewing our annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” and discussing the statements and reports with our independent auditors and management;

●	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls and critical accounting policies;

●	reviewing with management and our independent auditors any earnings announcements, disclosures and other financial information and guidance;

●	establishing procedures for the review, retention and investigation of complaints received by us regarding financial controls, accounting, auditing or other matters;

●	preparing the report that the SEC requires in our annual proxy statement;

●	reviewing and providing oversight of any related party transactions in accordance with our related party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

●	reviewing and discussing with management risks related to data privacy, technology and information security, including cybersecurity, back-up of information systems, and policies and procedures that we have in place to monitor and control such exposures;

●	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

●	reviewing any analyses prepared by management or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

●	reviewing with management and the independent auditors any disagreement between them regarding financial reporting, accounting practices or policies, or other matters, that individually or in the aggregate could be significant to our financial statements or the independent auditor’s report, reviewing management’s response, and resolving any other conflicts or disagreements regarding financial reporting;

●	considering and reviewing with management, the independent auditors, and outside advisors or accountants any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding our financial statements or accounting policies;

●	reviewing with management legal and regulatory compliance and any material current, pending or threatened legal matters; and

●	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

The composition and function of the audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules.

Compensation Committee

Our compensation committee consists of Bruce Mehlman and Ian Davis. Bruce Mehlman serves as the chair of the compensation committee. Our Board has determined that each of the members of the compensation committee are non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and satisfy the independence requirements of Nasdaq. The functions of the committee include, among other things:

●	reviewing and approving the corporate objectives that pertain to our overall compensation strategy and policies;

●	reviewing and approving annually the compensation and other terms of employment of our executive officers and other members of senior management, in the compensation committee’s discretion;

●	reviewing and approving the type and amount of compensation to be paid or awarded to our non-employee board members;

●	administering our equity incentive plans and other benefit plans;

●	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements with our executive officers and other members of senior management, in the compensation committee’s discretion;

●	reviewing and establishing appropriate insurance coverage for our directors and officers;

●	reviewing and discussing with management our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

●	preparing an annual report on executive compensation that the SEC requires in our annual proxy statement;

●	reviewing our practices and policies for employee compensation as related to risk management and risk-taking incentives to determine if such compensation policies and practices are reasonably likely to have a material adverse effect on us;

●	establishing and monitoring stock ownership guidelines for our directors and executive officers, if and as determined to be necessary or appropriate;

●	providing recommendations to our Board on compensation-related proposals to be considered at our annual meeting of stockholders;

●	reviewing and discussing with management, if appropriate, the independence of and any conflicts of interest raised by the work of a compensation consultant, outside legal counsel, or advisor hired by the compensation committee or management and how such conflict is being addressed for disclosure in the appropriate filing or report;

●	annually reviewing and discussing with management our human capital management practices with respect to its employees and, where applicable, independent contractors;

●	approving and modifying, as needed, clawback policies allowing us to recoup improper compensation paid to employees; and

●	reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with our Board.

The composition and function of the compensation committee comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ian Davis and Matthew Barger. Ian Davis serves as the chair of the nominating and corporate governance committee. Our Board has determined that each of the members of our nominating and corporate governance committee satisfies the independence requirements of Nasdaq. The functions of this committee include, among other things:

●	determining the qualifications, qualities, skills and other expertise required to be one of our directors, and developing and recommending to our Board for approval criteria to be considered in selecting nominees for director;

●	identifying, reviewing and making recommendations of candidates to serve on our Board, including incumbent directors for reelection;

●	evaluating the performance of our Board, committees of our Board and individual directors and determining whether continued service on our Board is appropriate;

●	periodically reviewing and making recommendations to our Board regarding our process for stockholder communications with our Board, and making such recommendations to our Board with respect thereto;

●	evaluating nominations by stockholders of candidates for election to our Board;

●	evaluating the structure and organization of our Board and its committees and making recommendations to our Board for approvals;

●	considering possible conflicts of interest of officers and directors as set forth in our code of business conduct and ethics;

●	reviewing and considering environmental, social responsibility and sustainability and governance matters as it determines appropriate and making recommendations to our Board regarding, or taking action with respect to, such matters;

●	periodically reviewing our corporate governance guidelines and code of business conduct and ethics and recommending to our Board any changes to such policies and principles;

●	developing and periodically reviewing with our Chief Executive Officer the plans for succession for our Chief Executive Officer and other executive officers, as it sees fit, and making recommendations to our Board with respect to the selection of appropriate individuals to succeed to these positions;

●	considering our Board’s leadership structure, including the separation of the roles of chairperson of the Board and the Chief Executive Officer and/or the appointment of a lead independent director;

●	periodically reviewing the processes and procedures used by us to provide information to our Board and its committees and the scope of such information and making recommendations to our Board and management for improvement as appropriate; and

●	reviewing periodically the nominating and corporate governance committee charter and recommending any proposed changes to our Board, including undertaking an annual review of its own performance.

The composition and function of the nominating and corporate governance committee comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our executive officers or employees. None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serves as a member of our Board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

The Certificate of Incorporation eliminates the liability of our officers and directors for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that officers and directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties, except for liability:

●	for any transaction from which the director or officer derives an improper personal benefit;

●	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	for any unlawful payment of dividends or redemption of shares by directors; or

●	for any breach of a director’s or officer’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of officers and directors, then the liability of our officers and directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Bylaws require us to indemnify and advance expenses, to the fullest extent permitted by applicable law, to its directors, officers and agents. We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Certificate of Incorporation prohibits any retroactive changes to the rights or protections or increase the liability of any officer or director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, we have entered into separate indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request.

We believe these provisions in the Certificate of Incorporation and the Bylaws are necessary to attract and retain qualified persons as directors and officers.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

Our Board has adopted a Code of Conduct, applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at https://ilearningengines.com. Information contained on or accessible through our website is not a part of this registration statement, and the inclusion of our website address in this registration statement is an inactive textual reference only. Our nominating and corporate governance committee is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Non-Employee Director Compensation

Our Board expects to review director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors. We intend to develop a board of directors’ compensation program that is designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward directors who contribute to our long-term success.

EXECUTIVE COMPENSATION

ARRW

Employment Agreements

Prior to the Closing, ARRW did not enter into any employment agreements with its executive officers and did not make any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation

No ARRW executive officers or directors received any cash compensation for services rendered to ARRW. However, in January 2021, Sponsor transferred 40,000 founder shares to each of Dixon Doll, Will Semple and Gaurav Dhillon, ARRW’s non-employee directors at the time of its initial public offering. Peter Kuper did not receive any compensation for his services to ARRW as a director. ARRW executive officers and directors, or any of their respective affiliates, were reimbursed for any out-of-pocket expenses incurred in connection with activities on ARRW’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

iLearningEngines

As used in this section, “iLearningEngines” refers to Legacy iLearningEngines prior to the Closing of the Business Combination and New iLearningEngines after the closing of the Business Combination. Upon the Closing of the Business Combination, the executive officers of Legacy iLearningEngines became executive officers of iLearningEngines.

Throughout this section, unless otherwise noted, “we,” “us,” “our,” “the Company” and similar terms refer to iLearningEngines and its subsidiaries prior to the Closing and to iLearningEngines and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs.

iLearningEngines’ named executive officers for the year ended December 31, 2023 were:

●	Harish Chidambaran, President and Chief Executive Officer;

●	S. Farhan Naqvi, Chief Financial Officer & Treasurer; and

●	Balakrishnan Arackal, Chief Business Officer.

Summary Compensation Table

The following table sets forth information concerning the compensation of iLearningEngines’ named executive officers for the fiscal year ended December 31, 2023:

Name, Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Harish Chidambaran	2023	360,000	—	—	—	—	53,145	413,145
President and Chief Executive Officer	2022	360,000	—	—	—	—	53,145	413,145

S. Farhan Naqvi	2023	300,000	—	—	—	—	48,366	348,366
Chief Financial Officer & Head of Corporate Development	2022	275,000	—	—	—	—	48,366	323,366

Balakrishnan Arackal	2023	325,000	—	—	—	—	—	325,000
Chief Business Officer	2022	325,000	—	—	—	—	—	325,000

(1)	Salary amounts represent actual amounts earned during fiscal year 2023. See “— Narrative Disclosure to Summary Compensation Table — Base Salaries” below.

(2)	This column reflects the aggregate value of other categories of payment, including (i) for Mr. Chidambaran, $53,145 for 401(k) plan employer matching contributions and (ii) for Mr. Naqvi, $48,366 for 401(k) plan employer matching contributions.

Narrative Disclosure to Summary Compensation Table

Base Salaries

Our named executive officers receive an annual base salary to compensate them for the services they provide to the Company. The annual base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

As of December 31, 2023, Mr. Chidambaran, Mr. Naqvi and Mr. Arackal had annual base salaries of $360,000, $300,000 and $325,000, respectively.

Bonuses

iLearningEngines may in the future provide cash bonuses to certain members of its executive team on an ad hoc basis as deemed appropriate, in the form of spot bonuses or for achievement of certain milestones or as individually negotiated in a named executive officer’s employment agreement or offer letter.

Equity-Based Incentive Awards

iLearningEngines’ equity award program is the primary vehicle for offering long-term incentives to its executives. iLearningEngines believes that equity awards provide its executive officers with a strong link to long-term performance, create an ownership culture and help to align the interests of iLearningEngines’ executive officers with its stockholders. iLearningEngines has historically granted restricted stock awards and RSUs to its executive officers. iLearningEngines believes that its equity awards are an important retention tool for its executive officers, as well as for its other employees. iLearningEngines grants equity awards broadly to its employees, including to its non-executive employees. The iLearningEngines Board is responsible for approving equity grants.

Prior to the Business Combination, iLearningEngines made awards pursuant to the 2020 Equity Incentive Plan (the “2020 Plan”) and the Director Purchase Agreements. The terms of the 2020 Plan are described under the section titled “— Equity Incentive Plans” below. The terms of the Director Purchase Agreements are described below.

On August 12, 2021, iLearningEngines awarded 34,225,600 shares of restricted stock to Mr. Chidambaran pursuant to a Director Purchase Agreement. The restricted stock is subject to service-based, annual vesting over ten years, starting on April 16, 2025. See “Certain ILearningEngines Relationships and Related Party Transactions — Director Purchase Agreements” for additional information regarding the Director Purchase Agreements.

On August 12, 2021, iLearningEngines awarded RSUs to each of Mr. Naqvi and Mr. Arackal covering the total amounts of 1,687,979 and 3,775,957 shares of common stock, respectively. The RSUs awarded are subject to two vesting requirements: (i) a time-based vesting requirement; and (ii) a liquidity-event vesting requirement and both vesting requirements must be satisfied for the RSUs to vest. Time-based vesting occurs as follows: one fourth (1/4th) of the total number of shares underlying the RSUs (rounded down) will satisfy time-based vesting on the one-year anniversary of the vesting commencement date, and thereafter one-forty eighth (1/48th) of the total number of shares underlying the RSUs (rounded down, except for the final scheduled vesting installment) will satisfy time-based vesting on each monthly anniversary of the vesting commencement date, subject to each recipient’s continuous service with iLearningEngines through each such date. The vesting commencement dates for the RSUs awarded to Mr. Naqvi are February 1, 2019 with respect to 1,387,979 shares and January 1, 2020 with respect to 300,000 shares. The vesting commencement dates for the RSUs awarded to Mr. Arackal are October 10, 2018 with respect to 2,775,957 shares and January 1, 2020 with respect to 1,000,000 shares. The liquidity-event vesting requirement was satisfied on April 16, 2024. The expiration date of the RSUs is generally the date that is seven years after the date of grant. See “— Outstanding Equity Awards at December 31, 2023” below.

Mr. Naqvi’s RSU awards include a provision that, at Mr. Naqvi’s election at the settlement of the RSU awards, the Company will satisfy any tax withholding obligation by withholding the number of shares of the Company’s common stock necessary to satisfy Mr. Naqvi’s tax withholding obligation, and providing Mr. Naqvi with the net shares of common stock (a “withhold-to-cover”). The Company will be obligated to pay cash to satisfy the tax obligation. In addition, if Mr. Naqvi’s continuous service is terminated by the Company for cause, then: (i) 50% of Mr. Naqvi’s RSUs (rounded up to the nearest whole number) that have satisfied the time-based vesting requirement as of the date of such termination will be forfeited at no cost to the Company and Mr. Naqvi will have no further right, title or interest in or to such underlying shares of the Company’s common stock, and (ii) Mr. Naqvi’s remaining RSUs (those RSUs that are not forfeited under clause (i) above) that have satisfied the time-based vesting requirement as of the date of such termination will be retained and eligible to be settled, notwithstanding Mr. Naqvi’s termination for cause.

Immediately prior to the Business Combination, the 2020 Plan was amended such that no further grants will be made under the 2020 Plan. On the Closing Date, outstanding iLearningEngines RSUs under the 2020 Plan were assumed by New iLearningEngines and converted into RSUs covering shares of New iLearningEngines Common Stock, but will remain subject to the terms of the 2020 Plan and the applicable award agreement; provided that such assumed iLearningEngines RSUs will be settled only for shares of New iLearningEngines Common Stock after the Closing.

Health and Welfare and Retirement Benefits

All of iLearningEngines’ named executive officers are eligible to participate in iLearningEngines’ employee benefit plans, including medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of iLearningEngines’ other full-time employees. iLearningEngines pays approximately 50% to 80% of the premiums for medical, dental, vision, group term life, disability and accidental death and dismemberment insurance for all of its employees, including its named executive officers. iLearningEngines generally does not provide other perquisites or personal benefits to its named executive officers, except in limited circumstances.

401(k) Plan

iLearningEngines’ named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. In 2022, contributions made by participants, including the named executive officers, to the 401(k) plan were partially matched by the Company up to a specified percentage of the employees’ contribution. These matching contributions are fully vested when made.

Outstanding Equity Awards at December 31, 2023

The following table presents information regarding outstanding equity awards held by iLearningEngines’ named executive officers as of December 31, 2023. All awards were granted pursuant to the 2020 Plan or a Director Purchase Agreement between the recipient and iLearningEngines. See the section titled “— Equity Incentive Plans —2020 Plan” below for additional information regarding the 2020 Plan and the sections titled “— Equity-Based Incentive Awards” and “Certain iLearningEngines Relationships and Related Party Transactions — Director Purchase Agreements” for additional information regarding the Director Purchase Agreements.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Harish Chidambaran	8/12/2021	—	—	—	—	34,225,600	(3)	342,256,000
S. Farhan Naqvi	8/12/2021	—	—	—	—	1,387,979	(4)	13,879,790
	8/12/2021	—	—	—	—	300,000	(5)	3,000,000
Balakrishnan Arackal	8/12/2021	—	—	—	—	2,775,957	(6)	27,759,570
	8/12/2021	—	—	—	—	1,000,000	(7)	10,000,000

(1)	Represents restricted stock and RSUs that are subject to vesting conditions. The restricted stock is subject to service-based, annual vesting over ten years, starting on the date of a liquidity event, so long as the employee retains his status as a service provider with iLearningEngines through each such date. The RSUs are subject to two vesting conditions: (i) a time-based vesting condition; and (ii) a liquidity-based vesting condition, which are satisfied as described above under “Narrative Disclosure to Summary Compensation Table — Equity-Based Incentive Awards.”

(2)	As there was no public market for iLearningEngines common stock on December 31, 2023, iLearningEngines has assumed that the fair value of each restricted stock and RSU on such date was $10.00.

(3)	The restricted stock is subject to service based annual vesting over ten years, so long as the employee retains his status as a service provider with iLearningEngines through each such date. None of Mr. Chidambaran’s restricted stock vested at the Closing.

(4)	The RSUs are subject to two vesting conditions: (i) service based vesting; and (ii) liquidity event based vesting, and both must be satisfied for the RSUs to vest. The service-based vesting is satisfied over four years, so long as the employee retains his status as a service provider with iLearningEngines. There is an additional liquidity event vesting requirement, which is satisfied as described above under “Narrative Disclosure to Summary Compensation Table — Equity-Based Incentive Awards.” 1,387,979 shares of Mr. Naqvi’s RSUs vested at the Closing.

(5)	The RSUs are subject to two vesting conditions: (i) service based vesting; and (ii) liquidity event based vesting, and both must be satisfied for the RSUs to vest. The service-based vesting is satisfied over four years, so long as the employee retains his status as a service provider with iLearningEngines. There is an additional liquidity event vesting requirement, which is satisfied as described above under “Narrative Disclosure to Summary Compensation Table — Equity-Based Incentive Awards.” 300,000 shares of Mr. Naqvi’s RSUs vested at the Closing.

(6)	The RSUs are subject to two vesting conditions: (i) service based vesting; and (ii) liquidity event based vesting, and both must be satisfied for the RSUs to vest. The service-based vesting is satisfied over four years, so long as the employee retains his status as a service provider with iLearningEngines. There is an additional liquidity event vesting requirement, which is satisfied as described above under “Narrative Disclosure to Summary Compensation Table — Equity-Based Incentive Awards.” Since the RSUs do not vest until such time that a liquidity event occurs, no shares underlying the RSUs have vested. 2,775,957 shares of Mr. Arackal’s RSUs vested at the Closing.

(7)	The RSUs are subject to two vesting conditions: (i) service based vesting; and (ii) liquidity event based vesting, and both must be satisfied for the RSUs to vest. The service-based vesting is satisfied over four years, so long as the employee retains his status as a service provider with iLearningEngines. There is an additional liquidity event vesting requirement, which is satisfied as described above under “Narrative Disclosure to Summary Compensation Table — Equity-Based Incentive Awards.” Since the RSUs do not vest until such time that a liquidity event occurs, no shares underlying the RSUs have vested. 1,000,000 shares of Mr. Arackal’s RSUs vested at the Closing.

Employment Arrangements with Executive Officers

iLearningEngines initially entered into employment agreements with each of the named executive officers in connection with the commencement of their employment with iLearningEngines, which set forth the terms and conditions of each executive’s employment. Effective upon the closing of the Business Combination, we intend to enter into new employment agreements with Messrs. Chidambaran, Naqvi and Arackal that will supersede and replace each such named executive officer’s existing employment agreement and provide for specified payments and benefits in connection with a termination of employment in certain circumstances. The current executive employment agreements with each of our named executive officers are summarized below.

Employment Agreement with Harish Chidambaran

On January 1, 2011, the Company’s predecessor, iHealthEngines Inc., entered into an at-will employment agreement with Harish Chidambaran to serve as Chief Executive Officer (the “Chidambaran Employment Agreement”). The principal terms of the Chidambaran Employment Agreement are summarized below.

The Chidambaran Employment Agreement is effective as of January 1, 2011, and provides for an annual base salary of $300,000, which may be increased from time to time in the discretion of the iLearningEngines Board to address cost of living increases and other considerations. The Chidambaran Employment Agreement further provides that Mr. Chidambaran will be eligible to participate in any bonus or incentive programs provided to other employees as may be created by the Company and has the option to convert into shares of common stock at par value in the event that his base salary is not paid by the Company.

The Chidambaran Employment Agreement provides for standard employment related benefits, including medical insurance (health, dental, vision), 401(k) benefits or an equivalent retirement plan that allows employer-matching contributions, and other benefits generally made available to employees under the Company’s employee benefit plans.

The Chidambaran Employment Agreement is an at-will agreement and may be terminated at any time and for any reason or without reason. However, in the event that Mr. Chidambaran is terminated by the Company without Cause or he resigns for Good Reason, the Company must provide the following “Separation Benefits”: (i) a lump sum severance payment equal to Mr. Chidambaran’s annual base salary as of the termination date; and (ii) accelerated vesting of any outstanding and unvested equity awards previously granted to Mr. Chidambaran. Receipt of the Separation Benefits is conditioned upon Mr. Chidambaran’s execution of a full and complete release of claims in favor of the Company. Mr. Chidambaran’s termination due to his death or disability does not constitute a “without Cause” termination.

The Chidambaran Employment Agreement defines “Cause” as any of the following acts by Mr. Chidambaran: (i) commission of an act of fraud, embezzlement, misappropriation, moral turpitude, or theft in the course of Mr. Chidambaran’s employment with the Company; (ii) willful and repeated refusal to perform specific and material duties within the scope of Mr. Chidambaran’s responsibilities set forth in the Chidambaran Employment Agreement and consistent with the Company’s policies (other than a failure as a result of Executive’s death or disability), and such refusal is not cured within thirty (30) days after the Company provides written notice to Mr. Chidambaran; or (iii) material breach of any material provision of the Chidambaran Employment Agreement, and such failure or breach is not cured within thirty (30) days after the Company provides written notice to Mr. Chidambaran of such failure.

“Good Reason” is defined as the occurrence of any of the following events: (i) the iLearningEngines Board unilaterally reduces Mr. Chidambaran’s compensation (other than reduction of benefits that applies company-wide) or fails to pay Mr. Chidambaran any compensation due and owing; (ii) the Company has breached any material of the Agreement; (iii) the Company unilaterally reduces Mr. Chidambaran’s title, duties, authority or responsibilities; or (iv) the Company unilaterally requires Mr. Chidambaran to relocate Mr. Chidambaran’s primary place of employment by more than twenty (20) miles from its location at that time. In order to constitute “Good Reason,” Mr. Chidambaran must give the Company notice within 90 days of the occurrence of the Good Reason event and thirty (30) days to cure the alleged Good Reason event.

The Chidambaran Employment Agreement contains an inventions assignment provision, a twelve (12) month non-competition provision, a twelve (12) month non-solicitation of employees provision, confidentiality and non-disclosure obligations, an executive indemnification agreement, and an arbitration provision.

The foregoing description of the Chidambaran Employment Agreement is qualified in its entirety by reference to the full text of the Chidambaran Employment Agreement.

Employment Agreement with S. Farhan Naqvi

On February 20, 2019, iLearningEngines entered into an at-will employment agreement with S. Farhan Naqvi to serve as Chief Financial Officer (the “Naqvi Employment Agreement”). The principal terms of the Naqvi Employment Agreement are summarized below.

The Naqvi Employment Agreement is effective as of February 20, 2019, and provides for an annual base salary of $250,000, which may be increased from time to time in the iLearningEngines’ Board’s discretion to address cost-of-living increases and other considerations. The Naqvi Employment Agreement further provides that Mr. Naqvi will be eligible to participate in any bonus or incentive programs provided to other employees. The Naqvi Employment Agreement further provides for the grant of an equity award (in the form of restricted stock units, stock options and/or restricted stock), equivalent to 2% of the valuation of iLearningEngines at the time of the first priced equity round occurring in calendar year 2021 or thereafter, which shall vest according to the following schedule: (a) 25% upon the employment commencement date; and (b) an additional 25% each fiscal year thereafter. The Naqvi Employment Agreement contemplates the grant of additional equity awards on an annual basis at the discretion of the iLearningEngines Board.

The Naqvi Employment Agreement provides for standard employment related benefits including medical insurance (health, dental, vision), 401(k) benefits or an equivalent retirement plan that allows matching contributions, and other benefits generally made available to employees under iLearningEngines’ employee benefit plans.

The Naqvi Employment Agreement is an at-will agreement and may be terminated at any time and for any reason or without reason. However, in the event that Mr. Naqvi is terminated without Cause or he resigns for Good Reason, Mr. Naqvi is entitled to the following “Separation Benefits”: (i) a lump sum severance payment equal to Mr. Naqvi’s annual base salary at the time of termination; and (ii) accelerated vesting of any outstanding unvested equity awards previously granted to Mr. Naqvi. Receipt of the Separation Benefits is conditioned upon Mr. Naqvi’s execution of a full and complete release of claims in favor of the Company. Mr. Naqvi’s termination due to his death or disability does not constitute a “without Cause” termination.

The Naqvi Employment Agreement defines “Cause” as any of the following acts by Mr. Naqvi: (i) commission of an act of fraud, embezzlement, misappropriation, moral turpitude, or theft in the course of Mr. Naqvi’s employment with the Company; (ii) willful and repeated refusal to perform specific and material duties within the scope of Mr. Naqvi’s responsibilities set forth in the Naqvi Employment Agreement and consistent with the Company’s policies (other than a failure as a result of Mr. Naqvi’s death or disability), and such refusal is not cured within thirty (30) days after the Company provides written notice to Mr. Naqvi; or (iii) material breach of any material provision of the Naqvi Employment Agreement, and such failure or breach is not cured within thirty (30) days after the Company provides written notice to Mr. Naqvi of such failure.

“Good Reason” is defined as the occurrence of any of the following events: (i) the iLearningEngines’ Board unilaterally reduces Mr. Naqvi’s compensation (other than reduction of benefits that applies Company-wide) or fails to pay Mr. Naqvi any compensation due and owing; (ii) the Company has breached any material term of the Naqvi Employment Agreement; (iii) the Company unilaterally reduces Mr. Naqvi’s title, duties, authority or responsibilities; or (iv) the Company unilaterally requires Mr. Naqvi to relocate Mr. Naqvi’s primary place of employment by more than twenty (20) miles from its location at that time. In order to constitute “Good Reason,” Mr. Naqvi must give the Company notice within 90 days of the occurrence of the Good Reason event and thirty (30) days to cure the alleged Good Reason event.

The Naqvi Employment Agreement contains an inventions assignment provision, a twelve (12) month non-competition provision, a twelve (12) month non-solicitation of employees provision, confidentiality and non-disclosure obligations, an executive indemnification agreement and an arbitration provision.

The foregoing description of the Naqvi Employment Agreement is qualified in its entirety by reference to the full text of the Naqvi Employment Agreement.

Employment Agreement with Balakrishnan Arackal

On October 10, 2018, iLearningEngines entered into an at-will employment agreement with Balakrishnan Arackal to serve as Executive Vice President of Sales and Strategy (the “Arackal Employment Agreement”). The principal terms of the Arackal Employment Agreement are summarized below.

The Arackal Employment Agreement is effective as of October 10, 2018, but has an employment start date of September 1, 2019. The Arackal Employment Agreement contemplates that Mr. Arackal’s primary work location will be Dubai, UAE. The Arackal Employment Agreement provides for an annual base salary of $325,000, which may be increased from time to time in the iLearningEngines’ Board’s discretion in order to address cost of living increases and other considerations.

The Arackal Employment Agreement further provides that Mr. Arackal will be eligible to participate in any bonus or incentive programs provided to other employees. The Arackal Employment Agreement further provides for the grant of an equity award (in the form of restricted stock units, stock options and/or restricted stock), equivalent to 2-3% of the valuation of the Company, with the exact percentage in accordance with various factors contained therein and which shall vest according to the following schedule: (a) 25% upon the employment commencement date; and (b) an additional 1/36 each month thereafter. The Arackal Employment Agreement contemplates the grant of additional equity awards on an annual basis in an amount equivalent to $100,000 per year.

The Arackal Employment Agreement provides for standard employment related benefits including medical insurance (health, dental, vision), 401(k) benefits or an equivalent retirement plan that allows employer-matching contributions, and other benefits generally made available to employees under the Company’s employee benefit plans.

The Arackal Employment Agreement is an at-will agreement and may be terminated at any time and for any reason or without reason. However, in the event that Mr. Arackal is terminated without Cause or he resigns for “Good Reason,” Mr. Arackal is entitled to the following “Separation Benefits”: (i) a lump sum severance payment equal to Mr. Arackal’s annual base salary at the time of his termination; and (ii) accelerated vesting of any outstanding and unvested equity awards previously granted to Mr. Arackal. Receipt of the Separation Benefits is conditioned upon Mr. Arackal’s execution of a full and complete release of claims in favor of the Company. Mr. Arackal’s termination due to his death or disability does not constitute a “without Cause” termination.

The Arackal Employment Agreement defines “Cause” as any of the following acts by Mr. Arackal: (i) commission of an act of fraud, embezzlement, misappropriation, moral turpitude, or theft in the course of Mr. Arackal’s employment with the Company; (ii) willful and repeated refusal to perform specific and material duties within the scope of Mr. Arackal’s responsibilities set forth in this agreement and consistent with the Company’s policies (other than a failure as a result of Mr. Arackal’s death or disability), and such refusal is not cured within thirty (30) days after the Company provides written notice to Mr. Arackal; or (iii) material breach of any material provision of this Agreement, and such failure or breach is not cured within thirty (30) days after the Company provides written notice to Mr. Arackal of such failure.

“Good Reason” is defined as the occurrence of any of the following events: (i) the iLearningEngines Board unilaterally reduces Mr. Arackal’s compensation (other than reduction of benefits that applies Company-wide) or fails to pay Mr. Arackal any compensation due and owing; (ii) the Company has breached any material of the Arackal Employment Agreement; (iii) the Company unilaterally reduces Mr. Arackal’s title, duties, authority or responsibilities; or (iv) the Company unilaterally requires Mr. Arackal to relocate Mr. Arackal’s primary place of employment by more than twenty (20) miles from its location at that time. In order to constitute “Good Reason,” Mr. Arackal must give the Company notice within 90 days of the occurrence of the Good Reason event and thirty (30) days to cure the alleged Good Reason event.

The Arackal Employment Agreement contains an invention assignment provision, a twelve (12) month non-competition provision, a twelve (12) month non-solicitation provision, confidentiality and non-disclosure obligations, an executive indemnification agreement, and an arbitration provision.

The foregoing description of the Arackal Employment Agreement is qualified in its entirety by reference to the full text of the Arackal Employment Agreement.

Executive Officer Compensation

We intend to establish an executive officer compensation program pursuant to which our Compensation Committee will oversee our compensation policies, plans and programs and review and determine compensation to be paid to executive officers, directors and other senior management, as appropriate. Our compensation policies will be intended to provide for compensation that is sufficient to attract, motivate and retain individuals who contribute to the success of our company and to establish an appropriate relationship between executive compensation and our business objectives and stockholder value.

2023 Director Compensation

Historically, we have not had a formalized non-employee director compensation program and our directors did not receive any cash compensation for their service on our Board in 2023. All compensation paid to Mr. Chidambaran is reported above in the “Summary Compensation Table.” iLearningEngines’ policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending iLearningEngines’ Board and committee meetings or performing other services in their capacities as directors.

The following table summarizes the equity awards outstanding on December 31, 2023, for each non-employee director.

Name	Stock Awards (#)
Preeta Chidambaran(1)	5,657,788

(1)	Dr. Chidambaran resigned from the board of directors prior to the Closing.

Please see “Certain ILearningEngines Relationships and Related Party Transactions — Director Purchase Agreements” for information on how the restricted stock will be treated in the event of a change in control.

Director Compensation

Our Board expects to review director compensation periodically to ensure that director compensation remains competitive such that we are able to recruit and retain qualified directors. We intend to develop a board of directors compensation program that is designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward directors who contribute to our long-term success.

Equity Incentive Plans

Equity-based compensation has been and will continue to be an important foundation in executive compensation packages as we believe it is important to maintain a strong link between executive incentives and the creation of stockholder value. We believe that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives.

2020 Equity Incentive Plan

The following summary describes the material terms of the 2020 Equity Incentive Plan, as amended (the “2020 Plan”), adopted by the iLearningEngines Board on October 1, 2020, and last approved by the stockholders of iLearningEngines on December 1, 2021.

Awards. The 2020 Plan provided for the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock awards (collectively, “Awards”) to iLearningEngines’ employees, directors, and consultants who provide services to iLearningEngines.

Authorized Shares. Subject to certain capitalization adjustments, as of December 31, 2023, the aggregate number of shares of iLearningEngines Common Stock that may be issued pursuant to non-qualified stock awards under the 2020 Plan was 10,000,000 shares.

Shares subject to awards granted under the 2020 Plan that expire or terminate without being settled or that are settled in cash rather than in shares do not reduce the number of shares available for issuance under the 2020 Plan. Also, any shares reacquired to cover withholding obligations will again become available for issuance under the 2020 Plan. Additionally, if any shares issued pursuant to a stock award are forfeited back to iLearningEngines or repurchased because of the failure to meet a contingency or condition required to vest, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the 2020 Plan.

Plan Administration. The 2020 Plan is administered by the iLearningEngines Board, or a duly authorized committee of the iLearningEngines Board, that is referred to as the “administrator” in the 2020 Plan. Subject to the provisions of the 2020 Plan, the administrator determines in its discretion the persons to whom Awards are granted, the sizes of such Awards and all of their terms and conditions. The administrator has the authority to construe and interpret the terms of the 2020 Plan and Awards granted under it. The administrator may also delegate to one or more of iLearningEngines’ officers the authority to: (1) designate employees (other than officers) to receive specified awards; and (2) determine the number of shares subject to such awards.

Under the 2020 Plan, the administrator also generally has the authority to effect, with the consent of any adversely affected participant: (A) the reduction of the exercise, purchase, or strike price of any outstanding award; (B) the cancellation of any outstanding award and the grant in substitution therefor of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to iLearningEngines’ Board and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

As of December 31, 2023, RSUs to receive 7,138,438 shares of iLearningEngines Common Stock were outstanding under the 2020 Plan. RSUs are granted under restricted stock unit award agreements adopted by the administrator.

Changes to Capital Structure. In the event there is a specified type of change in iLearningEngines’ capital structure, such as a recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, combination, repurchase, or exchange of shares, appropriate adjustments will be made to the number and class of shares that may be delivered under the 2020 Plan and/or number, class, and the exercise price of shares covered by each outstanding Award.

Corporate Transaction. The 2020 Plan provides that, in the event of a corporate transaction, Awards will be treated as the administrator determines, and the administrator may take one or more of the following actions with respect to such Awards:

●	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

●	arrange for the assignment of any reacquisition or repurchase rights held by iLearningEngines to the surviving or acquiring corporation;

●	accelerate the vesting of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the qualifying transaction;

●	arrange for the lapse of any reacquisition or repurchase rights held by iLearningEngines;

●	upon written notice to a participant, terminate or cancel or arrange for the termination or cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction; and

●	make a payment equal to the excess, if any, of: (A) the value of the property the holder of the stock award would have received on exercise of the Award, over (B) any exercise price payable by such holder in connection with the exercise.

The administrator is not obligated to treat all stock award or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Under the 2020 Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of iLearningEngines’ assets; (2) the sale or disposition of at least 50% of iLearningEngines’ outstanding securities; (3) a merger or consolidation in which iLearningEngines does not survive the transaction; or (4) a merger or consolidation in which iLearningEngines does survive the transaction but the shares of iLearningEngines’ common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. In addition to the above, the administrator may provide, in an individual award agreement, that the Award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. Under the 2020 Plan, a change in control means the occurrence of any of the following events: (i) a change in ownership of iLearningEngines, which occurs on the date that any one person, or more than one person acting as a group, acquires ownership of the stock of iLearningEngines that constitutes more than 50% of the total voting power of the stock of iLearningEngines, except that any changes in the ownership of the stock of iLearningEngines as a result of a private financing of iLearningEngines that is approved by the iLearningEngines Board will not be considered a change in control; (ii) there is a consummated merger, consolidation or similar transaction involving the Company and immediately after such merger, consolidation or similar transaction, the stockholders of the Company immediately prior do not own either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions of their ownership immediately prior to such transaction; or (iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries.

Plan Amendment or Termination. iLearningEngines’ Board has the authority to amend, alter, suspend, or terminate the 2020 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of iLearningEngines stockholders. No stock awards may be granted under the 2020 Plan while it is suspended or after it is terminated.

At the Effective Time, outstanding iLearningEngines RSUs under the 2020 Plan were assumed by New iLearningEngines and converted into restricted stock units covering shares of New iLearningEngines Common Stock. The restricted stock units continue to be governed by the terms of the 2020 Plan. No further awards shall be made under the 2020 Plan.

2024 Equity Incentive Plan

In April 2024, our Board adopted, and our stockholders approved, the iLearningEngines 2024 Equity Incentive Plan (the “2024 Plan”). The 2024 Plan became effective immediately upon the Closing. A summary description of the material features of the 2024 Plan is set forth below. This summary is not a complete description of all provisions of the 2024 Plan and is qualified in its entirety by reference to the 2024 Plan, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part and incorporated by reference in its entirety.

The purpose of the 2024 Plan is to secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for our success and to provide a means by which such persons may be given an opportunity to benefit from increases in value of New iLearningEngines Common Stock through the granting of awards thereunder. We believe that the equity-based awards to be issued under the 2024 Plan will motivate award recipients to offer their maximum effort to New iLearningEngines and help focus them on the creation of long-term value consistent with the interests of our stockholders. We believe that grants of incentive awards are necessary to enable New iLearningEngines to attract and retain top talent.

This section summarizes certain principal features of the 2024 Plan. The summary is qualified in its entirety by reference to the complete text of the 2024 Plan.

Eligibility. New iLearningEngines’ employees, consultants and directors, and employees and consultants of its affiliates, may be eligible to receive awards under the 2024 Plan. New iLearningEngines has approximately 550 employees and 5 non-employee directors (as of May 29, 2024) who may be eligible to receive awards under the 2024 Plan.

Award Types. The 2024 Plan provides for the grant of ISOs to employees and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants.

Share Reserve. Initially, the maximum number of shares of New iLearningEngines Common Stock that may be issued under the 2024 Plan after it becomes effective will not exceed a number of shares of New iLearningEngines Common Stock equal to the product of (i) 10%, multiplied by (ii) the total number of issued and outstanding shares of New iLearningEngines Common Stock determined as of immediately following the closing of the Business Combination (the “Share Reserve”). The number of shares of New iLearningEngines Common Stock reserved for issuance under the 2024 Plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2025 continuing through January 1, 2034, by 5% of the total number of shares of New iLearningEngines’ capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by the New iLearningEngines Board.

The maximum number of shares that may be issued pursuant to the exercise of ISOs under the 2024 Plan is 300% of the number of shares of New iLearningEngines Common Stock initially reserved under the 2024 Plan. Shares issued under the 2024 Plan may be authorized but unissued or reacquired shares. Shares subject to stock awards granted under the 2024 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under the 2024 Plan.

Additionally, shares issued pursuant to stock awards under the 2024 Plan that are repurchased or forfeited, as well as shares that are reacquired as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under the 2024 Plan.

Plan Administration. The New iLearningEngines Board, or a duly authorized committee thereof, will have the authority to administer the 2024 Plan. The New iLearningEngines Board may also delegate to one or more officers the authority to: (i) designate employees other than officers to receive specified stock awards; and (ii) determine the number of shares to be subject to such stock awards. Subject to the terms of the 2024 Plan, the plan administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under the 2024 Plan. The plan administrator has the power to modify outstanding awards under the 2024 Plan. Subject to the terms of the 2024 Plan, the plan administrator also has the authority to reprice any outstanding option or stock award, cancel and re-grant any outstanding option or stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2024 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of New iLearningEngines Common Stock on the date of grant (however, a stock option may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of, or substitution for another option pursuant to a corporate transaction, as such term is defined in the 2024 Plan, and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code). Options granted under the 2024 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The plan administrator determines the term of stock options granted under the 2024 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws or New iLearningEngines’ insider trading policy. If an optionholder’s service relationship ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. Options generally terminate immediately upon the termination of an optionholder’s service for cause. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of New iLearningEngines Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include: (i) cash, check, bank draft, or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of New iLearningEngines Common Stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; and (v) other legal consideration approved by the plan administrator and permissible under applicable law.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant of New iLearningEngines Common Stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all stock plans maintained by New iLearningEngines may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New iLearningEngines’ total combined voting power or that of any of New iLearningEngines’ affiliates unless: (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Except as provided otherwise in the applicable award agreement, if a participant’s service relationship ends for any reason, New iLearningEngines may receive through a forfeiture condition or a repurchase right any or all of the shares held by the participant under his or her restricted stock award that have not vested as of the date the participant terminates service.

Restricted Stock Unit Awards. Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of New iLearningEngines Common Stock on the date of grant (however, a stock appreciation right may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of or substitution for another option pursuant to a corporate transaction, as such term is defined in the 2024 Plan, and in a manner consistent with the provisions of Section 409A). A stock appreciation right granted under the 2024 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards. The 2024 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of New iLearningEngines Common Stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise: (i) in the award agreement at the time the award is granted; or (ii) in such other document setting forth the performance goals at the time the goals are established, the plan administrator will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by New iLearningEngines achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of New iLearningEngines Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under New iLearningEngines’ bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the plan administrator retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the applicable award agreement or the written terms of a performance cash award. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to New iLearningEngines Common Stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid by New iLearningEngines to any individual for service as a non-employee director with respect to any calendar year (such period, the “annual period”), including stock awards and cash fees paid by New iLearningEngines to such non-employee director, will not exceed: (i) $500,000 in total value; or (ii) in the event such non-employee director is first appointed or elected to the board during such annual period, $750,000 in total value. For purposes of these limitations, the value of any such stock awards is calculated based on the grant date fair value of such stock awards for financial reporting purposes.

Changes to Capital Structure. In the event there is a specified type of change in New iLearningEngines’ capital structure, such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, appropriate adjustments will be made to: (i) the class(es) and maximum number of shares of New iLearningEngines Common Stock subject to the 2024 Plan and the maximum number of shares by which the share reserve may annually increase; (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of ISOs; and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of common stock subject to outstanding awards.

Corporate Transactions. The following applies to stock awards under the 2024 Plan in the event of a corporate transaction, as defined in the 2024 Plan, unless otherwise provided in a participant’s stock award agreement or other written agreement with New iLearningEngines or unless otherwise expressly provided by the plan administrator at the time of grant. In the event of a corporate transaction, any stock awards outstanding under the 2024 Plan may be assumed, continued or substituted by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by New iLearningEngines with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants (referred to as the “Current Participants”), the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by New iLearningEngines with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on the performance level, unless otherwise provided by an award agreement or by the plan administrator, the award will accelerate at 100% of such target level if the performance awards are held by Current Participants and the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by New iLearningEngines with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants. In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value, at the effective time, to the excess (if any) of: (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Change in Control. In the event of a change in control, as defined under the 2024 Plan, awards granted under the 2024 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Plan Amendment or Termination. The New iLearningEngines Board will have the authority to amend, suspend, or terminate the 2024 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date New iLearningEngines Board adopts the 2024 Plan.

2024 Employee Stock Purchase Plan

In April 2024, our Board adopted, and our stockholders approved the iLearningEngines 2024 Employee Stock Purchase Plan (the “ESPP”). The ESPP became effective immediately upon the Closing. A summary description of the material features of the ESPP is set forth below. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part and incorporated by reference in its entirety.

The purpose of the ESPP is to provide eligible employees with an opportunity to increase their proprietary interest in the success of New iLearningEngines by purchasing the New iLearningEngines Common Stock from New iLearningEngines on favorable terms and to pay for such purchases through payroll deductions. We believe by providing eligible employees with an opportunity to increase their proprietary interest in the success of New iLearningEngines, the ESPP will motivate recipients to offer their maximum effort to New iLearningEngines and help focus them on the creation of long-term value consistent with the interests of our stockholders.

This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP.

Share Reserve. Following the consummation of the Business Combination, the maximum number of shares of the New iLearningEngines Common Stock that may be issued under the ESPP will not exceed the number of shares of New iLearningEngines Common Stock equal to two percent (2%) of the issued and outstanding shares of New iLearningEngines Common Stock determined as of immediately following the Closing. This number is referred to herein as the “Initial Share Reserve”, subject to adjustment for specified changes in New iLearningEngines’ capitalization. The number of shares of New iLearningEngines Common Stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2025 through January 1, 2034 by 1% of the total number of shares of New iLearningEngines capital stock outstanding on December 31 of the preceding calendar year; provided, that prior to the date of any such increase, the New iLearningEngines Board may determine that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur. If purchase rights granted under the ESPP terminate without having been exercised, the shares of New iLearningEngines Common Stock not purchased under such purchase rights will again become available for issuance under the ESPP.

Plan Administration. The New iLearningEngines Board, or a duly authorized committee thereof, will have the authority to administer the ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of New iLearningEngines Common Stock on specified dates during such offerings. Under the ESPP, the plan administrator may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of the New iLearningEngines Common Stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by New iLearningEngines or by any of New iLearningEngines’ designated affiliates, will be eligible to participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of New iLearningEngines Common Stock under the ESPP. Unless otherwise determined by the plan administrator, New iLearningEngines Common Stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to and not less than the lesser of: (i) 85% of the fair market value of a share of New iLearningEngines Common Stock on the first trading date of an offering; or (ii) 85% of the fair market value of a share of New iLearningEngines Common Stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the plan administrator, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of New iLearningEngines Common Stock based on the fair market value per share of the New iLearningEngines Common Stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of New iLearningEngines capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in New iLearningEngines’ capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transactions, the plan administrator will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under the ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and maximum number of shares and purchase price applicable to all outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of a corporate transaction, as defined in the ESPP, any then outstanding rights to purchase shares under the ESPP may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of New iLearningEngines Common Stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. The New iLearningEngines Board will have the authority to amend or terminate the ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. New iLearningEngines must obtain stockholder approval of any amendment to the ESPP to the extent required by applicable law or listing rules.

Emerging Growth Company Status

As an emerging growth company, we are exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our chief executive officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and is entitled to take advantage of certain other “scaled” disclosure rules, such as only being required to report the compensation of three named executive officers rather than five.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation arrangements for iLearningEngines’ directors and executive officers, which are described in the section titled “Executive Compensation,” below is a description of transactions since January 1, 2021 to which iLearningEngines was a party, in which:

●	the amounts involved exceeded or will exceed $120,000; and

●	any of iLearningEngines’ directors, executive officers or holders of more than 5% of iLearningEngines’ capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

ARRW’s Transactions and Agreements

Founder Shares

In November 2020, the Sponsor purchased 5,750,000 Founder Shares for an aggregate price of $30,000. In December 2020, Arrowroot effected a 5-for-4 stock split of Founder Shares. As a result, the Sponsor held 7,187,500 Founder Shares. In January 2021, the Sponsor transferred 40,000 Founder Shares to each of Dixon Doll and Will Semple, ARRW’s outside directors, and to Gaurav Dhillon, one of ARRW’s former directors. The Sponsor holds 7,067,500 shares of Arrowroot Class B Common Stock, and four former ARRW directors currently hold 160,000 shares of Arrowroot Class B Common Stock in the aggregate.  In March 2024, in connection with the Business Combination, the Sponsor agreed to forfeit 400,000 Founder Shares to the Issuer upon the Closing. Upon the Closing, the then outstanding Founder Shares converted into 6,627,500 shares of our Common Stock held by the Sponsor and 160,000 shares of our Common stock held by ARRW’s directors.

Private Placement Warrants

Simultaneously with the closing of the ARRW IPO, the Sponsor purchased an aggregate of 8,250,000 Private Placement Warrants at a price of $1.00 per whole warrant, for an aggregate purchase price of $8,250,000. Each Private Placement Warrant entitles the holder to purchase one share of Common Stock at $11.50 per share, subject to adjustment. The Private Placement Warrants are identical to the Public Warrants except that the Private Placement Warrants, so long as they are held by the Sponsor, the underwriters or their permitted transferees: (i) will not be redeemable by us; (ii) may not (including the Common Stock issuable upon exercise of the Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders thereof until May 16, 2024; (iii) may be exercised by the holders thereof on a cashless basis; and (iv) will be entitled to registration rights.

Promissory Notes

On December 21, 2020, the Sponsor issued an unsecured promissory note to Arrowroot (the “IPO Promissory Note”), pursuant to which Arrowroot was able to borrow up to an aggregate principal amount of $300,000. This promissory note was non-interest bearing and was payable on the earlier of (i) July 31, 2021 or (ii) the consummation of the ARRW IPO. As of the Closing Date, there were no amounts outstanding under this IPO Promissory Note.

On December 29, 2021, Arrowroot issued the First Promissory Note, pursuant to which Arrowroot may borrow up to an aggregate principal amount of $1,500,000, of which $750,000 was funded by the Sponsor upon execution of the First Promissory Note, an additional $200,000 drawn down on March 17, 2022 and the remaining $550,000 was drawn down on April 21, 2022. Following this draw down, the full $1,500,000 available under the First Promissory Note was outstanding. The First Promissory Note does not bear interest. As of the Closing Date, there was $1,500,000 outstanding under this Second Promissory Note.

On February 23, 2023, Arrowroot issued an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor, which was funded in full by the Sponsor upon execution of the Second Promissory Note. The Second Promissory Note does not bear interest. As of the Closing Date, there was $500,000 outstanding under this Second Promissory Note.

In connection with the Extension, on March 6, 2023, Arrowroot issued an unsecured promissory note in the principal amount of up to $1,760,000 to the Sponsor. The Third Promissory Note does not bear interest and matures on the Note Maturity Date. As of the Closing Date, there was $1,120,000 outstanding under this Third Promissory Note.

On June 13, 2023, Arrowroot issued an unsecured promissory note in the principal amount of $2,000,000 to the Sponsor, of which $700,000 was funded by the Sponsor upon execution. On September 27, 2023, Arrowroot drew down an additional amount of $500,000 pursuant to the terms of the Fourth Promissory Note, after which $1,200,000 was outstanding under the Note. The Fourth Promissory Note bore interest at 15% per annum and matured on the Note Maturity Date As of the Closing Date, there was $1,250,000 outstanding under this Fourth Promissory Note.

Notwithstanding the original terms the Promissory Notes, ARRW and Legacy iLearningEngines agreed, pursuant to the Merger Agreement, that if the Closing occurred, the Sponsor would have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation (as defined in the Merger Agreement) at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000, then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation at a price per share equal to $10.00 per share. On April 16, 2024, the Sponsor elected to convert a portion of the principal owed under the Promissory Notes into 460,384 shares of our Common Stock.

Convertible Notes

On April 27, 2023, Legacy iLearningEngines entered into the Convertible Note Purchase Agreement, pursuant to which, among other things, Legacy iLearningEngines had the ability issue and sell to the Convertible Note Investors convertible notes due in October 2025 with aggregate principal amount of up to $50,000,000, of which Legacy iLearningEngines issued and sold Convertible Notes with aggregate principal amount of $17,400,000. Affiliates of the Sponsor purchased $9,900,000 of Convertible Notes, convertible into an estimated 2,838,916 shares of our Common Stock. Immediately prior to the consummation of the Business Combination, each Convertible Note converted into shares of our Common Stock.

Administrative Support Agreement

ARRW entered into an agreement, commencing on March 4, 2021, through the earlier of Arrowroot’s consummation of a business combination and its liquidation, to pay the Sponsor a total of $20,000 per month for office space and secretarial, and administrative support services.

Sponsor Support Agreement

On April 27, 2023, ARRW entered into the Sponsor Support Agreement with the Sponsor, Dixon Doll, Will Semple and Legacy iLearningEngines, pursuant to which each of the Sponsor and Messrs. Doll and Semple agreed to (i) vote all shares of Arrowroot Common Stock held by such person in favor of the Business Combination, (ii) discharge any Excess Transaction Expenses (as defined in the Merger Agreement) by payment in cash or elect, at the option of such person, to have Arrowroot discharge any Excess Transaction Expenses by payment in cash against a corresponding cancellation of shares of Arrowroot Common Stock held by such person (or any combination thereof), (iii) loan all amounts contemplated by the proxy statement filed by Arrowroot on or about February 13, 2023, pursuant to which the Arrowroot stockholders approved the extension of the deadline by which Arrowroot must complete its business combination to July 6, 2023, including any amounts required in connection with any additional extension of such deadline, (iv) contribute the Sponsor Incentive Shares (as defined in the Merger Agreement), (v) waive any adjustment to the conversion ratio set forth in the governing documents of Arrowroot or any other anti-dilution or similar protection with respect to the Class B Common Stock of Arrowroot, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement, and (vi) agree to be bound by any restrictions on transfer set forth in Arrowroot’s by-laws, in each case, on the terms and subject to the conditions set forth therein.

Stockholder Support Agreement

On April 27, 2023, ARRW, Legacy iLearningEngines, and the stockholders of Legacy iLearningEngines holding sufficient shares of Legacy iLearningEngines Common Stock to meet the Requisite Approval entered into the Stockholder Support Agreement, pursuant to which, among other things, such stockholders of Legacy iLearningEngines agreed to: (i) not transfer, arrange to transfer or announce any transfer of any Legacy iLearningEngines shares such stockholders hold or may acquire, other than transfers to other stockholders of Legacy iLearningEngines that are party to the Stockholder Support Agreement, transfers for estate planning purposes or pursuant to intestacy laws, transfers that are a distribution to partners, members or affiliates of such stockholder or transfers of Incentive Shares; (ii) approve and adopt the Merger Agreement, the ancillary agreements thereto and the transactions contemplated thereby, (iii) vote against or withhold consent with respect to any merger, purchase of all or substantially all of Legacy iLearningEngines’ assets or other business combination transactions other than the Business Combination, (iv) vote against or withhold consent any proposal, action or agreement that would impede or frustrate the Business Combination, result in a breach of any representation, warranty or covenant in the Merger Agreement or result in a condition to the Business Combination being unfulfilled, (v) not commence or join any class in a class action challenging the validity of the Business Combination or alleging a breach of fiduciary duty by any person in connection with the Business Combination, and (vi) waive dissenters’ rights, appraisal rights or similar rights under Delaware law.

Legacy iLearningEngines’ Transactions and Agreements

Director Notes

In January 2019, Legacy iLearningEngines issued convertible promissory notes (the “Director Notes”) in lieu of compensation to each of Harish Chidambaran, Legacy iLearningEngines’ President, Chief Executive Officer, a director, and a beneficial owner of more than 5% of Legacy iLearningEngines’ voting securities, and Preeta Chidambaran, Legacy iLearningEngines’ director and a beneficial owner of more than 5% of Legacy iLearningEngines’ voting securities. The aggregate principal amount of the Director Notes issued to Mr. Chidambaran in 2019 was $360,000. The aggregate principal amount of the Director Notes issued to Dr. Chidambaran in 2019 was $90,000. The Director Notes accrued interest at a rate of six percent (6%) per annum until the maturity date of January 1, 2020 and thereafter accrued interest at a rate of twelve percent (12%) per annum until converted into common stock of Legacy iLearningEngines or redeemed. The principal and accrued interest on the Director Notes was convertible at a conversion rate of $0.10 per shares of common stock of Legacy iLearningEngines at the option of the holder after the maturity date. As of December 31, 2020, the aggregate principal and accrued interest outstanding under Director Notes was $534,397. The Director Notes remained outstanding until August 12, 2021, at which time they were cancelled in exchange for an aggregate 39,883,388 shares of restricted stock issued pursuant to the Director Purchase Agreements (as defined below) described below. At the time of their exchange, the aggregate principal and accrued interest outstanding under Director Notes was $573,576.

Director Purchase Agreements

In August 2021, Legacy iLearningEngines entered into common stock purchase agreements (the “Director Purchase Agreements”) with each of Preeta Chidambaran and Harish Chidambaran, pursuant to which Legacy iLearningEngines issued restricted stock grants of 5,657,788 shares and 34,225,600 shares to Dr. Chidambaran and Mr. Chidambaran, respectively, in exchange for the cancellation of Legacy iLearningEngines’ debt in the amounts of $114,715 and $458,861 held by them, at purchase prices of $0.020276 and $0.013407, respectively.

The restricted stock is subject to service-based, annual vesting over ten years, starting on April 16, 2024, so long as the holder retains their status as a service provider with iLearningEngines through each such date.

Executive Officer Receivable

From time to time, Legacy iLearningEngines has had a receivable for Harish Chidambaran’s and Balakrishnan Arackal’s personal expenses, which Mr. Chidambaran and Mr. Arackal periodically repaid. As of December 31, 2023, there was an outstanding receivable in the amount of $149,315 for Mr. Chidambaran and $315,516 for Mr. Arackal. During the prior three years, the largest aggregate balance in any year within such period was $274,690 for Mr. Chidambaran and $350,436 for Mr. Arackal. These arrangements have since been terminated and all amounts outstanding under such arrangements are expected to be paid in full prior to Closing.

Consulting Agreement

In January 2011, Legacy iLearningEngines entered into a consulting agreement with Preeta Chidambaran, a former director of Legacy iLearningEngines’ and a beneficial owner of more than 5% of our voting securities (the “Chidambaran Consulting Agreement”), pursuant to which Dr. Chidambaran has previously been compensated for her consulting services. No amounts were paid to Dr. Chidambaran pursuant to the Chidambaran Consulting Agreement in the years ended December 31, 2023 and December 31, 2022.

Promissory Note to MRB Capital LLC

On October 26, 2023, Legacy iLearningEngines issued an unsecured convertible promissory note with an aggregate principal amount of $3,000,000 (the “MRB Note”) to MRB Capital LLC pursuant to the 2023 Convertible Note Purchase Agreement (as defined below). Matthew Barger, who became a director of the Company on April 16, 2024, is the Managing Member of MRB Capital LLC. Immediately prior to the Closing, the MRB Note converted into 845,465 shares of New iLearningEngines Common Stock pursuant to its own terms.

Compensation Arrangements and Stock Option Grants for Executive Officers and Directors

We have employment arrangements with its named executive officers that, among other things, provide for certain Change in Control benefits, as well as severance benefits. For a description of these agreements, see “iLearningEngines’ Executive and Director Compensation.”

iLearningEngines has granted restricted stock unit awards to its executive officers and certain of its directors. For a description of these equity awards, see “iLearningEngines’ Executive and Director Compensation — Employment Arrangements with Executive Officers” and “iLearningEngines’ Executive and Director Compensation  — Outstanding Equity Awards at December 31, 2023.”

In March 2019 Legacy iLearningEngines entered into an employment agreement with Ramakrishnan Parameswaran, iLearningEngines’ Senior Vice President — Technology and Products and the brother of Balakrishnan Arackal, iLearningEngines’ Chief Business Officer. Pursuant to his employment agreement, iLearningEngines paid Mr. Parameswaran compensation totaling $1,096,000 for the year ended December 31, 2023, $1,096,000 for the year ended December 31, 2022 and $896,000 for the year ended December 31, 2021.

Amended and Restated Registration Rights Agreement

On the Closing Date, we, the Sponsor, the independent directors of ARRW, and certain former stockholders of Legacy iLearningEngines and certain of their respective affiliates entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, we agreed to file a registration statement to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain of our securities that are held by the parties thereto (the “Registrable Securities”). Pursuant to the Amended and Restated Registration Rights Agreement, subject to certain requirements and customary conditions, we also granted piggyback registration rights and demand registration rights to the parties thereto, will pay certain expenses related to such registration and will indemnify the parties thereto against certain liabilities related to such registration. The Amended and Restated Registration Rights Agreement will terminate with respect to any party thereto, on the date that such party no longer holds any Registrable Securities.

Indemnification Agreements

We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements require us to indemnify our executive officers and directors to the fullest extent permitted by Delaware law.

We also entered into an indemnification agreement with each of Preeta Chidambaran and Harish Chidambaran with respect to any liability on behalf of iLearningEngines related to certain taxes related to the issuance of the restricted stock described under “— Director Purchase Agreements.”

Our Certificate of Incorporation contains provisions limiting the liability of directors, and our Bylaws provide that we will indemnify each of its directors and officers to the fullest extent permitted under Delaware law. Our Certificate of Incorporation and Bylaws also provide the Board with discretion to indemnify our employees and other agents when determined appropriate by the Board.

Our Related Person Transaction Policy

Our Board has adopted a written related person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of this policy only, a “related person transaction” will be considered a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to us as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including our Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with an entity holding more than 5% of any class of our voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of the Board) for review. To identify related person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, our audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

●	the risks, costs, and benefits to us;

●	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the terms of the transaction;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties.

Our audit committee will approve only those transactions that it determines are fair and in our best interests. All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of Common Stock as of April 16, 2024, after giving effect to the Closing, by:

●	each person known by the Company to be the beneficial owner of more than 5% of our Common Stock;

●	each of the Company’s executive officers and directors; and

●	all of the Company’s executive officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules, which generally provides that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power with respect to the security. Under SEC rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through exercise of stock options or warrants, within 60 days and are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

The beneficial ownership percentages set forth in the table below are based on 134,970,114 shares of New iLearningEngines Common Stock issued and outstanding as of the Closing Date and other than as noted below, do not take into account the issuance of any shares of New iLearningEngines Common Stock upon the exercise of 14,374,975 public warrants, each exercisable for one share of New iLearningEngines Common Stock at a price of $11.50 per share (the “Public Warrants”) to purchase an aggregate of 14,374,975 shares of New iLearningEngines Common Stock, the 8,250,000 private warrants, each exercisable for one share of New iLearningEngines Common Stock at a price of $11.50 per share to purchase an aggregate of 8,250,000 shares of New iLearningEngines Common Stock or the unvested RSUs held by the individuals except as noted below. Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned New iLearningEngines Common Stock.

Name of Beneficial Owner(1)	Number of Shares of New iLearningEngines Common Stock Beneficially Owned	Percentage of Outstanding New iLearningEngines Common Stock
Directors and Executive Officers
Puthugramam “Harish” Chidambaran(2)	96,764,327	71.7%
S. Farhan Naqvi	–	*
Balakrishnan Arackal	–	*
David Samuels	–	*
Ramakrishnan Parameswaran	–	*
Matthew Barger(3)	845,465	*
Bruce Mehlman(4)	1,323,291	*
Thomas Olivier(5)	7,005,793	5.2%
Ian Davis	–	*
Michael Moe	–	*
All executive officers and directors after the business combination as a group (10 individuals)	105,938,876	78.5%
Five Percent Holder
Preeta Chidambaran(2)	96,764,327	71.7%
Arrowroot Acquisition LLC(5)	7,005,793	5.2%

*	Less than 1%

(1)	Unless otherwise noted, the business address of each of the executive officers and directors of New iLearningEngines is c/o iLearningEngines, Inc., 6701 Democracy Blvd, Bethesda, MD 20817.

(2)	Consists of 77,964,895 shares, including 27,590,898 shares of restricted stock subject to time-based vesting, held by Mr. Chidambaran, and 18,799,432 shares, including 4,561,014 shares of restricted stock subject to time-based vesting, held by Preeta Chidambaran, Mr. Chidambaran’s wife and a former director of Legacy iLearningEngines.

(3)	Consists of 845,465 shares held by MRB Capital LLC. Mr. Barger is the Managing Member of MRB Capital LLC, and has sole voting and investment discretion with respect to the shares held directly by MRB Capital LLC and may be deemed to have beneficial ownership of the shares held by them.

(4)	Consists of 1,323,291 shares held directly by Mr. Mehlman.

(5)	Consists of 7,005,793 shares held directly by Arrowroot Acquisition LLC (the “Sponsor”). Tom Olivier is a manager of the Sponsor, and as such has voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have beneficial ownership of the securities held directly by the Sponsor. Mr. Olivier disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

SELLING SECURITYHOLDERS

This prospectus also relates to the offer and sale, from time to time, by the Selling Securityholders of (i) up to 100,774,669 Resale Securities consisting of up to (a) 8,089,532 2024 Convertible Note Shares issued in satisfaction of an aggregate of $29,414,500 (equivalent to a per share price of $3.64) of the convertible notes payable to such investors, (b) 6,787,500 Founder Shares originally issued at a price of approximately $0.004 per share in a private placement to the Sponsor prior to ARRW’s initial public offering, (c) 82,091 Meteora Shares issued at a fair value price of $10.00 per share to certain investors pursuant to a non-redemption agreement with certain investors as consideration for the non-exercise of redemption rights by such investors in connection with the shareholder meetings preceding the Business Combination, (d) 3,763,378 Lender Shares issued at a fair value price of $10.00 per share to the Lenders pursuant to the Second Omnibus Amendment, as consideration, in part, for the revision of amortization schedules under the WTI Loan Agreements prior to the Business Combination and, after the Business Combination, the repayment in full of all outstanding obligations under the WTI Loan Agreements, (e) 460,384 Working Capital Shares issued to the Sponsor as consideration for the repayment of $4,510,000 (equivalent to a per share price of $9.80), which represented part of the then-outstanding obligations under unsecured promissory notes issued to ARRW, (f) 78,730 Unvested Shares issuable upon the vesting and settlement of Assumed RSUs, (g) 8,250,000 shares of Common Stock acquired by the Sponsor at a purchase price of $8,250,000 (equivalent to a per share price of $1.00) issuable upon exercise of the Private Placement Warrants at an exercise price of $11.50 per share of Common Stock, (h) 71,508,370 Control Shares issued at a fair value price of $10.00 per share to certain directors and officers as merger consideration for such shares originally issued by Legacy iLearningEngines to such directors and officers as consideration for employment and services provided to Legacy iLearningEngines prior to the Business Combination, (i) 511,073 shares of Common Stock that were issued at a price of $5.87 per share pursuant to the BTIG Amendment in connection with the payment of certain Business Combination transaction expenses, (j) 1,022,146 shares of Common Stock that were issued in lieu of payment of deferred underwriting commissions in an aggregate amount of $6,000,000 at a price of $5.87 per share pursuant to the Fee Modification Agreement in connection with the Closing, and (k) 221,465 shares of Common Stock that were issued at a price of $5.87 per share pursuant to the Cooley Fee Agreement in connection with the payment of Business Combination transaction expenses; and (ii) up to 8,250,000 Private Placement Warrants.

As used in this prospectus, the term “Selling Securityholders” includes the persons listed in the table below, together with any additional Selling Securityholders listed in a subsequent amendment to this prospectus, and their pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Securityholders’ interests in the Common Stock or Private Placement Warrants other than through a public sale.

Certain of the Selling Securityholders listed below are subject to lock-up provisions with respect to certain of the shares of Common Stock that may be sold by it, from time to time, pursuant to the registration statement of which this prospectus forms a part. Such restrictions began at the Closing and end on the earliest to occur of (i) 365 days after the date of the Closing; (ii) the first day after the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of the Closing; or (iii) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their Common Stock for cash, securities or other property. On April 25, 2024, we waived the lock-up restrictions under the Bylaws, effective as of April 29, 2024, with respect to (i) the Convertible Note Shares and (ii) the Merger Shares held by former Legacy iLearningEngines stockholders that hold, individually, less than three percent (3%) of the Common Stock issued as consideration in connection with the Business Combination, which resulted in the release of approximately 19,367,095 shares of Common Stock held by these lock-up parties, of which 13,906,097 became immediately available for trading. As of the date of the filing of this prospectus, the lock-up restrictions are applicable only to: Harish Chidambaran; Preeta Chidambaran; and the Sponsor.

Except as set forth in the footnotes below, the following table sets forth, based on written representations from the Selling Securityholders, certain information as of April 16, 2024, regarding the beneficial ownership of our Common Stock and Warrants by the Selling Securityholders and the shares of Common Stock and Warrants being offered by the Selling Securityholders. The applicable percentage ownership of Common Stock is based on approximately 134,970,114 shares of Common Stock outstanding as of April 16, 2024. Information with respect to shares of Common Stock or Private Placement Warrants owned beneficially after the offering assumes the sale of all of the shares of Common Stock or Private Placement Warrants. The Selling Securityholders may offer and sell some, all or none of their shares of Common Stock or Private Placement Warrants, as applicable. Unless otherwise indicated, the business address of each of the following entities or individuals is c/o iLearningEngines, Inc., 6701 Democracy Blvd, Bethesda, MD 20817.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security or the right to acquire such power within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the Selling Securityholders have sole voting and investment power with respect to all shares of Common Stock and Warrants that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the Selling Securityholders, no Selling Securityholders is a broker-dealer or an affiliate of a broker dealer.

Please see the section titled “Plan of Distribution” for further information regarding the Selling Securityholder’s method of distributing these shares.

	Shares of Common Stock				Warrants to Purchase Common Stock
Name of Selling Securityholder	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering
Stage 1 Growth Fund, LLC Series 3NP, Class TO3(1)	2,255,000	2,255,000	—	—	—	—	—	—
Alan Hassenflu	1,100,000	1,100,000	—	—	—	—	—	—
I Learnings Investment 2, LLC(2)	748,962	748,962	—	—	—	—	—	—
Shop Credit, LLC(3)	330,000	330,000	—	—	—	—	—	—
Eric Stevens	275,000	275,000	—	—	—	—	—	—
Kevin Marasco	206,250	206,250	—	—	—	—	—	—
Robin Bradbury	192,500	192,500	—	—	—	—	—	—
Full Sender LLC(4)	165,137	165,137	—	—	—	—	—	—
Charlie Farah	137,500	137,500	—	—	—	—	—	—
Dan Price	137,500	137,500	—	—	—	—	—	—
Eddie B. Allen	137,500	137,500	—	—	—	—	—	—
Edward Farah	137,500	137,500	—	—	—	—	—	—
Elaine Ashourian	137,500	137,500	—	—	—	—	—	—
Gary Coleman	137,500	137,500	—	—	—	—	—	—
Mendel Melzer	137,500	137,500	—	—	—	—	—	—
Peter Cahall	137,500	137,500	—	—	—	—	—	—
Trinity Lane Capital LLC Series D(5)	137,500	137,500	—	—	—	—	—	—
LittleBrady1, LLC(6)	117,012	117,012	—	—	—	—	—	—
Ronald Slucker	89,375	89,375	—	—	—	—	—	—
Chip Douglas (William P Douglas)	82,500	82,500	—	—	—	—	—	—
JR Gondeck	82,500	82,500	—	—	—	—	—	—
Rudy Slucker	82,500	82,500	—	—	—	—	—	—
Atillio Cerqueira	68,750	68,750	—	—	—	—	—	—
Bubba Ryan	68,750	68,750	—	—	—	—	—	—
Mark Lowery	68,750	68,750	—	—	—	—	—	—
James Weaver	55,000	55,000	—	—	—	—	—	—
Joshua W. Rogers	55,000	55,000	—	—	—	—	—	—
Michael Orr	55,000	55,000	—	—	—	—	—	—
Zach Ashourian	68,750	68,750	—	—	—	—	—	—
Lexy A Douglas Irrevocable Trust(7)	41,250	41,250	—	—	—	—	—	—
Ryan R. Douglas Irrevocable Trust(8)	41,250	41,250	—	—	—	—	—	—
Paul Scott and Elizabeth Scott, JTWOS(9)	41,250	41,250	—	—	—	—	—	—
Arnold May	27,500	27,500	—	—	—	—	—	—
Aubrey Smoot	27,500	27,500	—	—	—	—	—	—
Ashley Ashourian	27,500	27,500	—	—	—	—	—	—
Ashourian Family Foundation(10)	27,500	27,500	—	—	—	—	—	—
Kristen Taylor Ashourian	27,500	27,500	—	—	—	—	—	—
Laura Saoud	27,500	27,500	—	—	—	—	—	—
Jeffery Morris	27,500	27,500	—	—	—	—	—	—
John F. Hollway	27,500	27,500	—	—	—	—	—	—
Joseph Gallo	27,500	27,500	—	—	—	—	—	—
Kevin Cook	27,500	27,500	—	—	—	—	—	—
Robert D. Mashal Living Trust dated June 16, 2020(11)	27,500	27,500	—	—	—	—	—	—
YP Holdings LLC(12)	24,750	24,750	—	—	—	—	—	—
Lihua Zhang	756,488	193,046	563,442	*	—	—	—	—
Milleon Holdings LLC(13)	41,250	41,250	—	—	—	—	—	—
Alex Pitt(14)	80,613	11,756
David Epstein(15)	1,612	806
Monica Maliga(16)	2,014	1,007
Nick Duffield(17)	30,230	15,115
Priya Pinto(18)	40,307	3,359
Robbie Edwards(19)	9,068	4,534
Roger Duffield(20)	70,536	35,268
Shafna Haque(21)	20,153	3,359
Traci Maxey(22)	7,052	3,526
Venture Lending & Leasing IX, Inc.(23)	2,191,506	2,191,506	—	—	—	—	—	—
WTI Fund X, Inc.(23)	1,571,872	1,571,872	—	—	—	—	—	—
Arrowroot Acquisition LLC(24)	7,087,884	7,087,884	—	—	8,250,000	8,250,000	—	—
Peter Kuper	40,000	40,000	—	—	—	—	—	—
Dixon Doll	40,000	40,000	—	—	—	—	—	—
Gaurav Dhillon	40,000	40,000	—	—	—	—	—	—
Will Semple	40,000	40,000	—	—	—	—	—	—
Meteora Special Opportunity Fund I, LP(25)	10,975	10,975	—	—	—	—	—	—
Meteora Capital Partners, LP(25)	22,222	22,222	—	—	—	—	—	—
Meteora Select Trading Opportunities Master, LP(25)	48,894	48,894	—	—	—	—	—	—
Bala Krishnan(26)	3,043,980	3,043,980	—	—	—	—	—	—
Farhan Naqvi(27)	1,360,760	1,360,760	—	—	—	—	—	—
Ram Parameswaran(28)	322,459	322,459	—	—	—	—	—	—
MRB Capital LLC(29)	845,465	845,465	—	—	—	—	—	—
Bruce Mehlman	1,323,291	1,323,291	—	—	—	—	—	—
Harish Chidambaran	77,964,895	50,373,997	27,590,898	20.4%	—	—	—	—
Preeta Chidambaran	18,799,432	14,238,418	4,561,014	3.4%	—	—	—	—
Cantor Fitzgerald & Co.(30)	1,022,146	1,022,146	—	—	—	—	—	—
Cooley LLP(31)	221,465	221,465	—	—	—	—	—	—
BTIG, LLC(32)	511,073	511,073	—	—	—	—	—	—

*	Less than one percent.

(1)	David W. Baum, as Managing Member of Stage 1 Growth Fund, LLC Series 3NP, Class TO3, has voting and/or dispositive power over the holdings of such entity.

(2)	David Villmow, as Manager of I Learnings Investment 2, LLC, has voting and/or dispositive power over the holdings of such entity.

(3)	James F. Hartle, III, as Managing Member of Shop Credit, LLC, has voting and/or dispositive power over the holdings of such entity.

(4)	David Villmow, as Manager of Full Sender LLC, has voting and/or dispositive power over the holdings of such entity.

(5)	Salil S. Pitroda, as Managing Member of Trinity Lane Capital LLC Series D, has voting and/or dispositive power over the holdings of such entity.

(6)	David Villmow, as Manager of LittleBrady1, LLC, has voting and/or dispositive power over the holdings of such entity.

(7)	Jennifer P. Douglas, as Trustee of Lexy A Douglas Irrevocable Trust, has voting and/or dispositive power over the holdings of such entity.

(8)	Jennifer P. Douglas, as Trustee of Ryan R. Douglas Irrevocable Trust, has voting and/or dispositive power over the holdings of such entity.

(9)	Consists of shares held by Paul Scott and Elizabeth Scott as joint tenants with rights of survivorship.

(10)	Ellen Ashourian, as Director of Ashourian Family Foundation, has voting and/or dispositive power over the holdings of such entity.

(11)	Robert D. Mashal, as Trustee of the Robert D. Mashal Living Trust dated June 16, 2020, has voting and/or dispositive power over the shares held by such entity.

(12)	Michael Yurkowsky, as Manager of YP Holdings LLC, has voting and/or dispositive power over the holdings of such entity.

(13)	Michael Polin, as Manager of Milleon Holdings LLC, has voting and/or dispositive power over the holdings of such entity.

(14)	Consists of 80,613 shares of Common Stock issuable pursuant to RSUs, 11,756 shares of Common Stock of which are issuable pursuant to RSUs that remain unvested.

(15)	Consists of 1,612 shares of Common Stock issuable pursuant to RSUs, 806 shares of Common Stock of which are issuable pursuant to RSUs that remain unvested.

(16)	Consists of 2,014 shares of Common Stock issuable pursuant to RSUs, 1,007 shares of Common Stock of which are issuable pursuant to RSUs that remain unvested.

(17)	Consists of 30,230 shares of Common Stock issuable pursuant to RSUs, 15,115 shares of Common Stock of which are issuable pursuant to RSUs that remain unvested.

(18)	Consists of 40,307 shares of Common Stock issuable pursuant to RSUs, 3,359 shares of Common Stock of which are issuable pursuant to RSUs that remain unvested.

(19)	Consists of 9,068 shares of Common Stock issuable pursuant to RSUs, 4,534 shares of Common Stock of which are issuable pursuant to RSUs that remain unvested.

(20)	Consists of 70,536 shares of Common Stock issuable pursuant to RSUs, 35,268 shares of Common Stock of which are issuable pursuant to RSUs that remain unvested.

(21)	Consists of 20,153 shares of Common Stock issuable pursuant to RSUs, 3,359 shares of Common Stock of which are issuable pursuant to RSUs that remain unvested.

(22)	Consists of 7,052 shares of Common Stock issuable pursuant to RSUs, 3,526 shares of Common Stock of which are issuable pursuant to RSUs that remain unvested.

(23)	The business address of such persons is 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028. Westech Investment Advisors LLC is the Managing Member of such persons. David Wanek is the CEO of Westech Investment Advisors LLC, and Maurice Werdegar is its Chairman of the Board and also has the power to invest or vote these securities.

(24)	Consists of 460,384 Working Capital Shares and 6,627,500 Founder Shares. Arrowroot Acquisition LLC is governed by two managers, Matthew Safaii and Thomas Olivier, and, as such, Matthew Safaii and Thomas Olivier have voting and investment discretion.

(25)	Meteora Capital, LLC is the Selling Securityholder’s registered investment advisor. The shares are controlled by Vikas Mittal, who, as managing member of the Selling Securityholder, has voting and investment power over the reported securities. The address of the Selling Securityholder is 1200 N Federal Hwy, #200, Boca Raton FL 33432.

(26)	Consists of 3,043,980 shares issuable upon settlement of vested RSUs.

(27)	Consists of 1,360,760 shares issuable upon settlement of vested RSUs.

(28)	Consists of 322,459 shares issuable upon settlement of vested RSUs.

(29)	Matthew Barger, a member of our board of directors, is the Managing Member of MRB Capital LLC, and has sole voting and investment discretion with respect to the shares held directly by MRB Capital LLC.

(30)	CF&CO is a registered broker dealer and has a business address of CF&CO is 110 East 59th Street, New York, NY 10022. CF Group Management, Inc. (“CFGM”) is the managing general partner of Cantor Fitzgerald, L.P. (“CFLP”) and directly or indirectly controls the managing general partner of Cantor Fitzgerald Securities (“CFS”), which indirectly is the majority owner of CF&CO. Mr. Howard Lutnick is Chairman and Chief Executive of CFGM and trustee of CFGM’s sole stockholder. CFLP, indirectly, holds a majority of the ownership interests in CFS, and therefore also indirectly holds a majority of the ownership interests in CF&CO. As such, each of CFLP, CFGM, CFS and Mr. Lutnick may be deemed to have beneficial ownership of the securities held directly by CF&CO. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The foregoing should not be construed in and of itself as an admission by any of CFLP, CFGM, CFS or Mr. Lutnick as to beneficial ownership of the securities beneficially owned, directly, CF&CO. The number of shares beneficially owned prior to this offering consist of common stock issued that was received as compensation for services provided during the Merger. At the time the shares were acquired, CF&CO had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

(31)	The business address of Cooley LLP is 55 Hudson Yards, New York, NY 10001-2157.

(32)	BTIG, LLC is a registered broker dealer and has a registered address of c/o 350 Bush Street, 9th Floor, San Francisco, California 94104. BTIG, LLC has sole voting and dispositive power over the securities held. The number of shares beneficially owned prior to this offering consist of common stock issued that was received as compensation for services provided during the Merger. At the time the shares were acquired, BTIG, LLC had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

DESCRIPTION OF OUR SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Certificate of Incorporation, our Bylaws and the Warrants described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of our Certificate of Incorporation, our Bylaws, and the Warrants-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

Our Certificate of Incorporation authorizes the issuance of 710,000,000 shares of our capital stock, consisting of (a) 700,000,000 shares of Common Stock, having a par value per share of $0.0001, and (b) 10,000,000 shares of preferred stock, having a par value of $0.0001 per share. As of April 16, 2024, there were approximately 134,970,114 shares of our Common Stock outstanding and no shares of preferred stock are outstanding.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of shares of our Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of shares of our Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders.

Dividends

Subject to the rights of the holders of our preferred stock and any other provisions of our Certificate of Incorporation, as it may be amended from time to time, holders of our Common Stock will be entitled to receive such dividends and other distributions in our cash, stock or property when, as and if declared thereon by the Board, in its discretion, from time to time out of our assets or funds legally available therefor. See “— Preferred Stock,” below for more information regarding the dividend rights of the holders of our preferred stock.

Liquidation, Dissolution and Winding Up

Subject to the rights of holders of our preferred stock, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and any other payments required by law and amounts payable upon shares of our preferred stock ranking senior to the shares of our Common Stock upon such dissolution, liquidation or winding up, if any, our remaining net assets will be distributed to the holders of our Common Stock and the holders of any other class or series of capital stock ranking equally with our Common Stock upon such dissolution, liquidation or winding up, equally on a per share basis.

Preemptive or Other Rights

Our stockholders will have no preemptive or other subscription rights. No sinking fund provisions will be applicable to our Common Stock.

Preferred Stock

The Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our Common Stock, restricting dividends on our capital stock, diluting the voting power of our Common Stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of the Company.

Founder Shares

The Founder Shares are identical to the shares of our Common Stock, and holders of Founder Shares have the same stockholder rights as public stockholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below and (ii) are entitled to registration rights. The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) April 16, 2025, (B)  if the last reported sale price of our Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after April 16, 2024, or (C) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Registration Rights

We, the Sponsor, the independent directors of Arrowroot, and certain former stockholders of Legacy iLearningEngines and certain of their respective affiliates entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, the Company agreed to file a registration statement to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain New iLearningEngines securities that are held by the parties thereto (the “Registrable Securities”). Pursuant to the Amended and Restated Registration Rights Agreement, subject to certain requirements and customary conditions, the Company also grants piggyback registration rights and demand registration rights to the parties thereto, will pay certain expenses related to such registration and will indemnify the parties thereto against certain liabilities related to such registration. The Amended and Restated Registration Rights Agreement will terminate with respect to any party thereto, on the date that such party no longer holds any Registrable Securities.

Election of Directors and Vacancies

Subject to the rights of the holders of any one or more series of preferred stock to elect additional directors under specified circumstances and the terms, the number of directors of the Board shall be fixed solely and exclusively by the Board, but shall initially consist of seven directors, which shall be divided into three (3) classes, designated Class I, II and III, respectively. The Board is authorized to assign members of the Board already in office to such classes at the time the classification becomes effective.

Under the Bylaws, at all meetings of stockholders called for the election of directors, a plurality of the votes properly cast will be sufficient to elect such directors to the Board.

Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any one or more series of our preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on the Board, including unfilled vacancies resulting from the removal of directors, may, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.

Subject to the rights, if any, of the holders of any one or more series of our preferred stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of our outstanding capital stock then entitled to vote generally in the election of directors, voting together as a single class.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by us, subject, nevertheless, to the provisions of the DGCL, the Certificate of Incorporation and the Bylaws; provided, however, that no bylaw so adopted will invalidate any prior act of the directors which would have been valid if such bylaw had not been adopted.

Quorum; Voting

The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by our Certificate of Incorporation. If, however, such quorum will not be present or represented at any meeting of the stockholders, the chairperson or holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Unless a different or minimum vote is required by statute or by the applicable stock exchange rules, or by the Certificate of Incorporation or the Bylaws, in which case such different or minimum vote shall be the applicable vote on the matter, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and voting affirmatively or negatively (excluding abstentions and broker non-votes) on such matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or the Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote in the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute or by the Certificate of Incorporation or the Bylaws or any applicable stock exchange rules, the holders of a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or the Bylaws or any applicable stock exchange rules, the affirmative vote of the holders of a majority (plurality, in the case of the election of directors) of the voting power of the shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting and voting affirmatively or negatively (excluding abstention and broker non-votes) on such matter shall be the act of such class or classes or series.

Certain Anti-Takeover Provisions of the Certificate of Incorporation and the Bylaws

The Certificate of Incorporation or the Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized above, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor. See “— Risk Factors,” above for more information regarding certain anti-takeover provisions.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, Nasdaq requires stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of our Common Stock at prices higher than prevailing market prices.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by law, and subject to the rights, if any, of the holders of any one or more series of our preferred stock, special meetings of our stockholders, for any purpose or purposes, may be called only by (a) the Chairperson of the Board, (b) the Chief Executive Officer, or (c) the Board. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

The Bylaws also provide that unless otherwise restricted by the Certificate of Incorporation or the Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

In addition, the Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Certificate of Incorporation will provide however, in addition to the votes required by law, that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of our capital stock entitled to thereon, voting together as a single class:

●	the provisions regarding our management, the size of the Board, the election of directors to the Board, the removal of directors from the Board, the filling of vacancies, preferred stockholder election rights, and bylaw amendments;

●	the provisions regarding the limited liability of our directors;

●	the provisions regarding exclusive forums for certain actions; and

●	the provisions regarding amending the Certificate of Incorporation.

Subject to the Certificate of Incorporation, the Board is expressly empowered to adopt, amend or repeal the Bylaws. The stockholders also shall have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of our stock required by applicable law or by the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock, such action by stockholders shall require the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class.

Limitations on Liability and Indemnification of Officers and Directors

The Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by law, and the Bylaws provide that we will indemnify them and executive officers to the fullest extent permitted by such law. We have entered into indemnification agreements, the form of which is attached hereto as Exhibit 10.25, with our directors and executive officers, and expect to continue to enter into indemnification agreements with our directors, executive officers and other employees as determined by the Board.

Under the terms of such indemnification agreements, we are required to, among other things, indemnify each of our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, to the fullest extent permitted by applicable law, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director, officer, employee, agent or fiduciary of the Company or any of its subsidiaries or is or was serving at our request in an official capacity for another entity. The indemnification agreements also require us, if so requested, to advance within thirty (30) days of such request all reasonable fees, expenses, charges and other costs that any of our directors incurred, provided that such director will return any such advance if it is ultimately determined that such director is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Exclusive Forum of Certain Actions

Under the Certificate of Incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (A) any derivative claim or cause of action brought on our behalf; (B) any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders, to us or our stockholders; (C) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws; (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against us or any of our current or former directors, officers or other employees, governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. Unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. Any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the provisions of the Certificate of Incorporation.

Warrants

Public Warrants

Each whole Public Warrant entitles the registered holder to purchase one share of our Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing after May 16, 2024. Pursuant to the warrant agreement, a Public Warrant holder may exercise its Public Warrants only for a whole number of shares of our Common Stock. This means that only a whole Public Warrant may be exercised at any given time by a Public Warrant holder. The Public Warrants will expire April 16, 2029, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of our Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the shares of our Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to our satisfaction of obligations described below with respect to registration. No Public Warrant will be exercisable and we will not be obligated to issue shares of our Common Stock upon exercise of a Public Warrant unless our Common Stock issuable upon such Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised Public Warrants, the purchaser of an ARRW Unit containing such Public Warrant will have paid the full purchase price for the ARRW Unit solely for the share of our Common Stock underlying such ARRW Unit.

ARRW has agreed that as soon as practicable, but in no event later than May 7, 2024, it will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of our Common Stock issuable upon exercise of the Public Warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of our Common Stock until the Public Warrants expire or are redeemed, as specified in the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If a registration statement covering the shares of our Common Stock issuable upon exercise of the Public Warrants is not effective by July 12, 2024, Public Warrant holders may, until such time as there is an effective registration statement and during any period when we have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, it will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants when the price per share of New iLearningEngines Common Stock equals or exceeds $18.00

Once the Public Warrants become exercisable, we may call the Public Warrants for redemption for cash:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Public Warrant holder; and

●	if, and only if, the reported closing price of our Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the Public Warrant holders.

If and when the Public Warrants become redeemable by us for cash, we may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. We will use commercially reasonable efforts to register or qualify such shares of our Common Stock under the blue sky laws of the state of residence in those states in which the Public Warrants were sold.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each Public Warrant holder will be entitled to exercise its Public Warrant prior to the scheduled redemption date. However, the price of our Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, we will have the option to require any holder that wishes to exercise its Public Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrants on a “cashless basis,” we will consider, among other factors, its cash position, the number of Public Warrants that are outstanding and the dilutive effect on its stockholders of issuing the maximum number of shares of our Common Stock issuable upon the exercise of the Public Warrants. If we take advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of our Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of our Common Stock underlying the Public Warrants, multiplied by the excess of the “fair market value” of our Common Stock (defined below) over the exercise price of the Public Warrants by (y) the fair market value. The “fair market value” means the average closing price of our Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If we take advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of our Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Public Warrant redemption.

Redemption Procedures

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of our Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of our Common Stock is increased by a capitalization or share dividend payable in our Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of our Common Stock issuable on exercise of each whole Public Warrant will be increased in proportion to such increase in the outstanding ordinary stock. A rights offering to holders of our Common Stock entitling holders to purchase shares of our Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of our Common Stock equal to the product of (i) the number of shares of our Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for our Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of our Common Stock paid in such rights offering and divided by (y) the fair market value. For these purposes, (a) if the rights offering is for securities convertible into or exercisable for our Common Stock, in determining the price payable for our Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (b) fair market value means the volume weighted average price of our Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of our Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of shares of our Common Stock on account of such shares (or other securities into which the Public Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of our Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of our Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of our Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of our Common Stock.

Whenever the number of shares of our Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of our Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of our Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of our Common Stock (other than those described above or that solely affects the par value of such shares of our Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of our Common Stock), or in the case of any sale or conveyance to another corporation or entity of our assets or property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of our Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. However, if less than 70% of the consideration receivable by the holders of our Common Stock in such a transaction is payable in the form of our Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within 30 days following public disclosure of such transaction, the Public Warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the Public Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the Public Warrants in order to determine and realize the option value component of the Public Warrant. This formula is to compensate the Public Warrant holder for the loss of the option value portion of the Public Warrant due to the requirement that the Public Warrant holder exercise the Public Warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

Other Terms

The Public Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and ARRW. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The Public Warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Public Warrants and receive our Common Stock. After the issuance of our Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of our Common Stock to be issued to the warrant holder.

Private Placement Warrants

Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. The Private Placement Warrants (including our Common Stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until May 16, 2024 (except pursuant to limited exceptions, to our officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants). In addition, holders of our Private Placement Warrants are entitled to certain registration rights, which rights are described above under “— Registration Rights”, and the Private Placement Warrants will not be redeemable by us so long as they are held by Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units that sold in ARRW’s initial public offering. Any amendment to the terms of the Private Placement Warrants or any provision of the Warrant Agreement with respect to the Private Placement Warrants will require a vote of holders of at least 50% of the number of the then outstanding Private Placement Warrants.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. For these purposes, the “fair market value” means the average reported closing price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Transfer Agent and Warrant Agent

The transfer agent for New iLearningEngines Common Stock and warrant agent for New iLearningEngines Public Warrants and Private Placement Warrants is Continental Stock Transfer & Trust Company.

Listing

Arrowroot has applied to list the shares of New iLearningEngines Common Stock and the New iLearningEngines Public Warrants on the Nasdaq Capital Market under the symbol “AILE” and “AILEW,” respectively.

Our Transfer Agent and Warrant Agent

The transfer agent for our Common Stock and the warrant agent for our Warrants is Continental Stock Transfer & Trust Company. Continental Stock Transfer & Trust Company’s address is One State Street Plaza, 30 Floor New York, New York 10004.

Exchange Listing

Our Common Stock and Public Warrants are listed on Nasdaq Capital Market under the symbols “AILE” and “AILEW,” respectively.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our Common Stock to which this prospectus relates (including our Common Stock issuable upon exercise of the Private Placement and Public Warrants) and the purchase, exercise, disposition and lapse of the Private Placement Warrants. For purposes of this discussion, the Private Placement Warrants are referred to herein as our “Warrants,” and the Common Stock and the Private Placement Warrants are collectively referred to herein as our “securities”. All prospective holders of our securities should consult their tax advisors with respect to the U.S. federal, state, local, and non-U.S. tax consequences of the purchase, ownership, exercise, disposition and lapse, as applicable, of our securities.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating to the purchase, ownership, exercise, disposition, and lapse, as applicable, of our securities. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements, and rulings of the U.S. Internal Revenue Service (the “IRS”), and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to holders described in this discussion. There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a holder of the purchase, ownership, exercise, disposition, or lapse, as applicable, of our securities. We assume in this discussion that a holder holds our securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s individual circumstances, nor does it address the special tax accounting rules under Section 451(b) of the Code, any alternative minimum, Medicare contribution, estate or gift tax consequences, any aspects of U.S. state or local or non-U.S. taxes, or any other U.S. federal tax laws. This discussion also does not address consequences relevant to holders subject to special tax rules, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, governmental organizations, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, regulated investment companies or real estate investment trusts, persons that have a “functional currency” other than the U.S. dollar, tax-qualified retirement plans, holders who hold or receive our securities pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our securities as part of a hedge, straddle, or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our securities under the constructive sale provisions of the Code, passive foreign investment companies, controlled foreign corporations, and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our securities through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership, exercise, disposition and lapse, as applicable, of our securities.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of our securities that is neither a U.S. Holder nor a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Taxation of Distributions

If we pay distributions or make constructive distributions (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders of shares of our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “Tax Considerations Applicable to U.S. Holders —  Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock

A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange, or other taxable disposition of our Common Stock. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its Common Stock will generally equal the U.S. Holder’s acquisition cost for such Common Stock (or, in the case of Common Stock received upon exercise of a Warrant, the U.S. Holder’s initial basis for such Common Stock, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the Common Stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Exercise of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize taxable gain or loss upon exercise of a Warrant for cash. The U.S. Holder’s initial tax basis in the share of our Common Stock received upon exercise of the Warrant will generally be an amount equal to the sum of the U.S. Holder’s acquisition cost of the Warrant and the exercise price of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Common Stock received upon exercise of the Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the Warrant.

In certain circumstances, the Warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of an exercise of a warrant on a cashless basis is not clear and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a Warrant on a cashless basis, including with respect to their holding period and tax basis in the Common Stock received upon exercise of the Warrant.

Sale, Exchange, Redemption or Expiration of a Warrant

Upon a sale, exchange (other than by exercise), redemption, or expiration of a Warrant, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. Holder’s adjusted tax basis in the Warrant. A U.S. Holder’s adjusted tax basis in its Warrants will generally equal the U.S. Holder’s acquisition cost, increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “Tax Considerations Applicable to U.S. Holders — Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the Warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration.

If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year. Because the term of the Warrants is more than one year, a U.S. Holder’s capital loss will be treated as a long-term capital loss. The deductibility of capital losses is subject to certain limitations.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section titled “Description of our Securities — Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Common Stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described above under “Tax Considerations Applicable to U.S. Holders — Taxation of Distributions” in the same manner as if such U.S. Holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.

Under current law, we are required to report the amount of any constructive distributions on our website or to the IRS and to certain U.S. Holders of the Warrants that are not exempt from information reporting. The IRS has proposed U.S. Treasury Regulations addressing the amount and timing of constructive distributions, obligations of withholding agents, and filing and notice obligations of issuers, effective for constructive distributions occurring on or after such U.S. Treasury Regulations are adopted in final form. If adopted as proposed, the U.S. Treasury Regulations generally would provide that (i) the amount of a constructive distribution is the excess of the fair market value of the right to acquire our Common Stock immediately after the conversion rate adjustment over the fair market value of the right to acquire our Common Stock without such adjustment, (ii) the constructive distribution occurs at the earlier of the date of such adjustment under the terms of the Warrants and the date of the actual distribution of cash or property that results in the constructive distribution, (iii) subject to certain limited exceptions, a withholding agent is required to impose any applicable withholding on constructive distributions and, if there is no associated cash payment, may set off its withholding obligations against payments on our securities or sales proceeds received by, or other funds or assets of, the applicable U.S. Holder, and (iv) we will continue to be required to report the amount of any constructive distributions on our website or to the IRS and to all holders (including holders that would otherwise be exempt from information reporting). The final U.S. Treasury Regulations will be effective for distributions occurring on or after the date of adoption, but U.S. Holders of the Warrants and withholding agents may rely on them prior to that date under certain circumstances.

U.S. Holders should consult their tax advisors regarding the tax consequences of any constructive distribution on the Warrants in their particular circumstances.

Information Reporting and Backup Withholding.

In general, information reporting requirements may apply to distributions paid to a U.S. Holder and to the proceeds of the sale or other disposition of our shares of Common Stock and Warrants, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number (or furnishes an incorrect taxpayer identification number) or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Taxpayers should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders

Taxation of Distributions

In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares on our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States or, if an applicable tax treaty so requires, are not attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive distribution (as described below under “Tax Considerations Applicable to Non-U.S. Holders — Possible Constructive Distributions”), it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from the Warrants or other property subsequently paid or credited to such holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our Common Stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described under “Tax Considerations Applicable to Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see the section titled “Tax Considerations Applicable to Non-U.S. Holders — Gain on Sale, Exchange, or Other Taxable Disposition of Common Stock and Warrants” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if a tax treaty applies. are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Exercise of a Warrant

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a Warrant will generally correspond to the U.S. federal income tax treatment of the exercise of a Warrant by a U.S. Holder, as described under “Tax Considerations Applicable to U.S. Holders — Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. Holder would be the same as those described below in “Tax Considerations Applicable to Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants.”

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Common Stock or Warrants or an expiration or redemption of our Warrants, unless:

●	the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

●	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Common Stock or Warrants and, in the case where shares of our Common Stock are regularly traded on an established securities market, (i) the non-U.S. Holder is disposing of our Common Stock and has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our Common Stock or (ii) in the case where our Warrants are regularly traded on an established securities market, the non-U.S. Holder is disposing of our Warrants and has owned, directly or constructively, more than 5% of our Warrants at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the Warrants. There can be no assurance that our Common Stock or Warrants will be treated as regularly traded or not regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a non-U.S. Holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of our Common Stock or Warrants, as applicable, will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Common Stock or Warrants from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a United States real property holding corporation, however there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section titled “Description of our Securities — Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a non-U.S. Holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Common Stock which is taxable to such holders as a distribution. A non-U.S. Holder would be subject to U.S. federal income tax withholding as described above under “Non-U.S. Holders — Taxation of Distributions” under that section in the same manner as if such non-U.S. Holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.

Foreign Account Tax Compliance Act

Provisions of the Code and U.S. Treasury Regulations and administrative guidance promulgated thereunder commonly referred as the “Foreign Account Tax Compliance Act” (“FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including constructive dividends) in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends, however, the IRS released proposed U.S. Treasury Regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed U.S. Treasury Regulations are not final, taxpayers generally may rely on them until final U.S. Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of distributions and the proceeds from a sale or other disposition of our Common Stock and Warrants. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

SECURITIES ACT RESTRICTIONS ON RESALE OF OUR SECURITIES

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of our Common Stock or restricted Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our Common Stock or restricted Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of our Common Stock or Warrants then outstanding, as applicable; or

●	the average weekly reported trading volume of our Common Stock or our Warrants, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business- combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

We are no longer a shell company and, as a result, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of shares of common stock.

PLAN OF DISTRIBUTION

We are registering the issuance by us of an aggregate of up to 22,624,975 shares of Common Stock, consisting of up to (a) 8,250,000 shares of Common Stock that are issuable upon the exercise of the equivalent number of Private Placement Warrants and (b) 14,374,975 shares of Common Stock that are issuable upon the exercise of the equivalent number of Public Warrants.

We are also registering the resale by the Selling Securityholders or their permitted transferees from time to time of (i) up to 100,774,669 Resale Securities consisting of up to (a) 8,089,532 2024 Convertible Note Shares issued in satisfaction of an aggregate of $29,414,500 (equivalent to a per share price of $3.64) of the convertible notes payable to such investors, (b) 6,787,500 Founder Shares originally issued at a price of approximately $0.004 per share in a private placement to the Sponsor prior to ARRW’s initial public offering, (c) 82,091 Meteora Shares issued at a fair value price of $10.00 per share to certain investors pursuant to a non-redemption agreement with certain investors as consideration for the non-exercise of redemption rights by such investors in connection with the shareholder meetings preceding the Business Combination, (d) 3,763,378 Lender Shares issued at a fair value price of $10.00 per share to the Lenders pursuant to the Second Omnibus Amendment, as consideration, in part, for the revision of amortization schedules under the WTI Loan Agreements prior to the Business Combination and, after the Business Combination, the repayment in full of all outstanding obligations under the WTI Loan Agreements, (e) 460,384 Working Capital Shares issued to the Sponsor as consideration for the repayment of $4,510,000 (equivalent to a per share price of $9.80), which represented part of the then-outstanding obligations under unsecured promissory notes issued to ARRW, (f) 78,730 Unvested Shares issuable upon the vesting and settlement of Assumed RSUs, (g) 8,250,000 shares of Common Stock acquired by the Sponsor at a purchase price of $8,250,000 (equivalent to a per share price of $1.00) issuable upon exercise of the Private Placement Warrants at an exercise price of $11.50 per share of Common Stock, (h) 71,508,370 Control Shares issued at a fair value price of $10.00 per share  to certain directors and officers as merger consideration for such shares originally issued by Legacy iLearningEngines to such directors and officers as consideration for employment and services provided to Legacy iLearningEngines prior to the Business Combination, (i) 511,073 shares of Common Stock that were issued at a price of $5.87 per share pursuant to the BTIG Amendment in connection with the payment of certain Business Combination transaction expenses, (j) 1,022,146 shares of Common Stock that were issued in lieu of payment of deferred underwriting commissions in an aggregate amount of $6,000,000 at a price of $5.87 per share pursuant to the Fee Modification Agreement in connection with the Closing, and (k) 221,465 shares of Common Stock that were issued at a price of $5.87 per share pursuant to the Cooley Fee Agreement in connection with the payment of Business Combination transaction expenses; and (ii) up to 8,250,000 Private Placement Warrants.

We are required to pay all fees and expenses incident to the registration of the securities to be offered and sold pursuant to this prospectus. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of securities.

We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. The aggregate proceeds to the Selling Securityholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Securityholders.

The shares of Common Stock beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term “Selling Securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Securityholders as a gift, pledge, partnership distribution or other transfer. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their securities by one or more of, or a combination of, the following methods:

●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	an over-the-counter distribution in accordance with the rules of Nasdaq;

●	through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

●	short sales;

●	distribution to employees, members, limited partners or securityholders of the Selling Securityholders;

●	through the writing or settlement of options or other hedging transaction, whether through an options exchange or otherwise;

●	by pledge to secured debts and other obligations;

●	delayed delivery arrangements;

●	to or through underwriters or broker-dealers;

●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

●	in privately negotiated transactions;

●	in options transactions;

●	through a combination of any of the above methods of sale; or

●	any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with selling securityholder. The Selling Securityholders may also sell the securities short and redeliver the securities to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholder may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the Selling Securityholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the Selling Securityholder and any broker-dealers who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by Selling Securityholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Securityholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

A holder of Warrants may exercise their Warrants in accordance with the Warrant on or before the expiration date set forth therein by surrendering, at the office of the Warrant Agent, Continental Stock Transfer & Trust Company, the certificate evidencing such Warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant.

We have agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the Warrants or shares offered by this prospectus.

Pursuant to the Amended and Restated Registration Rights Agreement, we have agreed to keep the registration statement of which this prospectus constitutes a part effective until such time as (A) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities have been sold, transferred, disposed of or exchanged in accordance with such registration statement; (B) such securities have been otherwise transferred, new certificates or book entry provisions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the SEC) without limitation as to volume and manner of sale or other public information requirements; or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

Lock-up Provisions

On April 16, 2024, the Company adopted the Bylaws. The Bylaws contain lock-up provisions that broadly prohibit the sale, pledge, transfer or otherwise disposition of Common Stock until the earlier to occur of (i) one year after completion of the Business Combination, (ii) the last trading day when the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination and (iii) upon the consummation of a change of control, subject to certain customary exceptions. The lock-up provisions were applicable to holders of shares of Common Stock that were issued: (i) as Merger Shares; (ii) to directors, officers and employees of the Company and other individuals upon the settlement or exercise of Adjusted RSUs (as defined in the Merger Agreement) or Adjusted Restricted Stock (as defined in the Merger Agreement); and (iii) the Convertible Note Shares. On April 25, 2024, the Board waived the lock-up restrictions under the Bylaws, effective as of April 29, 2024, with respect to (i) the Convertible Note Shares and (ii) the Merger Shares held by former Legacy iLearningEngines stockholders that hold, individually, less than three percent (3%) of the Common Stock issued as consideration in connection with the Business Combination, which resulted in the release of approximately 19,367,095 shares of Common Stock held by these lock-up parties, of which 13,906,097 became immediately available for trading. Upon the closing of the Business Combination and the listing of the Company’s shares on Nasdaq, due in part to the Company's limited public float, there were significant fluctuations in the price of the Company’s Common Stock and the Common Stock was relatively illiquid. By waiving the lock-up restrictions, the Board sought to create greater liquidity for the Company's Common Stock. The lock-up restrictions were waived for all selling stockholders except Harish Chidambaran, Preeta Chidambaran and the Sponsor. The Board may, in its sole discretion, determine to waive the lock-up obligations, amend to shorten the lock-up period, or repeal the lock-up obligations set forth in the Bylaws.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Cooley LLP.

EXPERTS

The consolidated financial statements of iLearningEngines, Inc. as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, and for the years then ended, have been included in this Prospectus and Registration Statement in reliance upon the report of Marcum LLP (“Marcum”), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Arrowroot Acquisition Corp. as of December 31, 2023 and 2022, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by WithumSmith+Brown, PC (“Withum”), independent registered public accounting firm, as set forth in their report thereon (which includes an explanatory paragraph relating to Arrowroot Acquisition Corp.’s ability to continue as a going concern), appearing elsewhere in this Prospectus and Registration Statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 16, 2024, the Board approved the engagement of Marcum LLP (“Marcum”) as our independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2024. Marcum previously served as the independent registered public accounting firm of Legacy iLearningEngines prior to the Business Combination.

Accordingly, WithumSmith+Brown, PC (“Withum”), ARRW’s independent registered public accounting firm prior to the Business Combination, was informed on April 16, 2024 that it would be dismissed and replaced by Marcum as our independent registered public accounting firm.

Withum’s report on our consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2023 and 2022 and the related notes to the financial statements (collectively, the “financial statements”) did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except for the substantial doubt about our ability to continue as a going concern.

During the period from November 5, 2020 (inception) through December 31, 2023 and the subsequent interim period through April 16, 2024, there were no: (i) disagreements with Withum on any matter of accounting principles or practices, financial statement disclosures or audited scope or procedures, which disagreements if not resolved to Withum’s satisfaction would have caused Withum to make reference to the subject matter of the disagreement in connection with its report or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act.

During the period from November 5, 2020 (inception) through December 31, 2023, and the interim period through April 16, 2024, we did not consult Marcum with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us by Marcum that Marcum concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is described in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and the related instructions to Item 304 of Regulation S-K under the Exchange Act, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act.

We have provided Withum with a copy of the disclosures we made in response to Item 4.01 of our Current Report on Form 8-K filed on April 22, 2024 and have requested that Withum furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us in response to Item 4.01 of Current Report on Form 8-K and, if not, stating the respects in which it does not agree. A letter from Withum is attached hereto as Exhibit 16.1 of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the securities being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the securities offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for review at the SEC’s website at www.sec.gov. We also maintain a website at www.ilearningengines.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below and not otherwise defined herein have the same meaning as terms defined and included elsewhere in this Form S-1.

Introduction

As previously announced on April 27, 2023, Arrowroot, Merger Sub, and Legacy iLearningEngines entered into the Merger Agreement, pursuant to which Merger Sub was to be merged with and into iLearningEngines, whereupon the separate corporate existence of Merger Sub would ceased and iLearningEngines, renamed as iLearningEngines Holdings, Inc., would become the surviving company and continue in existence as a wholly owned subsidiary of Arrowroot, on the terms and subject to the conditions set forth therein. The Business Combination closed on April 16, 2024.

Upon the Closing, Arrowroot has been renamed as “iLearningEngines, Inc.” (“New iLearningEngines”). New iLearningEngines is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination and other events contemplated by the Merger Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 Amendments to Financial Disclosures about Acquired and Disposed Businesses.

iLearningEngines was incorporated in Delaware on November 17, 2010. The Company offers an AI Learning and Engagement platform focused on automation of learning and enabling organizations to drive mission critical outcomes at scale. The Company’s cloud-based platform is being deployed globally into some of the most demanding vertical markets including healthcare, education, insurance, retail, oil & gas/energy, manufacturing and the government.

Arrowroot was a blank check company incorporated in Delaware on November 5, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On March 4, 2021, the Company consummated its initial public offering of 28,750,000 Units, including 3,750,000 units as a result of the underwriter’s full exercise of their over-allotment option at an offering price of $10.00 per unit and a private placement with sponsor, Arrowroot Acquisition LLC, of 8,250,000 private placement warrants at a price of $1.00 per warrant. The net proceeds from Units together with certain of the proceeds from the Private Placement, $287.5 million in the aggregate, were placed in a trust account established for the benefit of the Company’s public stockholders and the underwriter of the initial public offering with Continental Stock Transfer & Trust Company acting as trustee. On February 28, 2023, Arrowroot held a special meeting of its stockholders regarding the Extension, at which Arrowroot stockholders approved the Extension. Approximately 85% of the Public Shares in the Trust were redeemed in connection with the Extension leaving approximately $45.0 million in the Trust Account after the satisfaction of such redemptions.

On February 2, 2024, the Company held a special meeting of stockholders (the “Extension Special Meeting”) to approve an amendment to Arrowroot’s amended and restated certificate of incorporation, as amended (the “Charter Amendment”), to extend the Termination Date from February 4, 2024 to March 6, 2024 (the “Initial Subsequent Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate an initial business combination on a monthly basis up to five times by an additional one month each time after the Initial Subsequent Charter Extension Date (the Initial Subsequent Charter Extension Date, as further extended by the Company, the “Subsequent Extension Date”), by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until August 6, 2024, unless the closing of an initial business combination shall have occurred prior thereto (the “Subsequent Extension Proposal”).

In connection with the vote to approve the Charter Amendment, the holders of 3,428,783 shares of Class A common stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.59 per share, for an aggregate redemption amount of $36,309,429. After the satisfaction of such redemptions, the balance in the Company’s Trust Account was approximately $10.8 million.

Merger Sub was a newly formed, wholly owned, direct subsidiary of Arrowroot that was formed for the purposes of consummating the Business Combination on April 27, 2023. Merger Sub has no material assets and did not operate any businesses. Accordingly, no financial statements of Merger Sub have been included in this Form S-1.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2024 assumes that the Business Combination occurred on March 31, 2024. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 present pro forma effect to the Business Combination as if it had been completed on January 1, 2023.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New iLearningEngines financial condition or results of operations would have been had the acquisition occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New iLearningEngines. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes.

The historical financial information of iLearningEngines was derived from the unaudited consolidated financial statements as of and for the three months ended March 31, 2024 included elsewhere in this Form S-1. The historical financial information of Arrowroot was derived from the unaudited consolidated financial statements as of and for the three months ended March 31, 2024 included in Arrowroot’s Form 10-Q incorporated into this Form S-1 by reference. The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited financial statements of each of iLearningEngines and Arrowroot and the notes thereto, as well as the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this Form S-1.

Description of the Business Combination

Merger Agreement

On April 27, 2023, Arrowroot entered into the Merger Agreement with the Merger Sub and iLearningEngines. The Merger Agreement provided that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other transactions) contemplated by the Merger Agreement. At the Closing on April 16, 2024, (i) Merger Sub merged with and into iLearningEngines, the separate corporate existence of Merger Sub ceased and iLearningEngines is the surviving corporation and a wholly owned subsidiary of Arrowroot, (ii) iLearningEngines changed its name to “iLearningEngines Holdings, Inc.” and (iii) Arrowroot changed its name to “iLearningEngines, Inc.”

Upon the Closing, subject to the terms and conditions of the Merger Agreement, each share of the iLearningEngines Common Stock, each share of iLearningEngines Restricted Stock, each iLearningEngines RSU and each iLearningEngines Warrant has been converted into the right to receive a portion of the Merger consideration as set forth in the Merger Agreement.

Other Agreements Related to the Merger Agreement

2023 Convertible Note Purchase Agreements

On April 27, 2023, Legacy iLearningEngines entered into a convertible note purchase agreement (the “2023 Convertible Note Purchase Agreement”), with certain investors (collectively, with all investors who may become party to the 2023 Convertible Note Purchase Agreement thereafter, the “2023 Convertible Note Investors”), pursuant to which, among other things, Legacy iLearningEngines issued and sold to the 2023 Convertible Note Investors convertible notes due in October 2025 (“2023 Convertible Notes”) with aggregate principal amount of $17,400,000, including to affiliates of the Sponsor. Each 2023 Convertible Note accrued interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each 2023 Convertible Note automatically converted into 4,971,076 shares of Legacy iLearningEngines thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares New iLearningEngines Common Stock (rounded down to the nearest whole share) equal to (i) 2.75, multiplied by the outstanding principal under such 2023 Convertible Note, plus all accrued and unpaid interest thereon, divided by (ii) $10.00. A description of the 2023 Convertible Notes is included in the Proxy Statement/Prospectus in the section entitled “Certain Arrowroot Relationships and Related Party Transactions  —  Promissory Notes” beginning on page 126 of the Proxy Statement/Prospectus, which is incorporated herein by reference.

2024 Convertible Note Purchase Agreements

On March 21, 2024, Legacy iLearningEngines entered into the 2024 Convertible Note Purchase Agreement with an investor (the “March Investor”) pursuant to which, among other things, Legacy iLearningEngines issued and sold a 2024 Convertible Note to the March Investor with an aggregate principal amount of $700,000. On April 16, 2024, Legacy iLearningEngines entered into the 2024 Convertible Note Purchase Agreement, with certain investors (collectively, the “April Investors” and, together with the March Investor, the “2024 Convertible Note Investors”), pursuant to which, among other things, Legacy iLearningEngines issued and sold to the 2024 Convertible Note Investors convertible notes due in October 2026, (“2024 Convertible Notes”) with an aggregate principal amount of $29,414,500 (including the initial $700,000 note). Each 2024 Convertible Note accrued interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each 2024 Convertible Note automatically converted into 8,089,532 shares of Legacy iLearningEngines thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares New iLearningEngines Common Stock (rounded down to the nearest whole share) equal to (i) 2.75, multiplied by the outstanding principal under such Convertible Note, plus all accrued and unpaid interest thereon, divided by (ii) $10.00. The price per share at which the Principal (as defined in the 2024 Convertible Note Purchase Agreement), together with accrued but unpaid interest, on each 2024 Convertible Note converts into Incentive Shares (as defined in the 2024 Convertible Note Purchase Agreement) is referred to as the “Conversion Price” herein.

In the event that the VWAP (as defined in the 2024 Convertible Note Purchase Agreement) of the New iLearningEngines Common Stock over the ten (10) trading days immediate preceding November 30, 2024 (the “Reference Date”) is below the Conversion Price, then the 2024 Convertible Note shall be converted into shares of New iLearningEngines Common Stock, together with a make-whole payment equal to a number of additional Incentive Shares (rounded down to the nearest whole share) equal to (i) the Conversion Price, divided by the Reference Price (as defined below), minus (ii) one (1). “Reference Price” means the greater of (i) the VWAP of the New iLearningEngines Common Stock over the ten (10) trading days immediately preceding the Reference Date and (ii) $1.00. Notwithstanding the foregoing, the maximum number of shares issuable pursuant to the 2024 Convertible Notes shall not exceed 10,000,000 Incentive Shares.

In connection with the issuance of the 2024 Convertible Notes, on March 21, 2024, (i) Legacy iLearningEngines entered into a joinder to the Amended and Restated Registration Rights Agreement with each of the 2024 Convertible Note Investors, and (ii) the 2024 Convertible Note Investors entered into subordination agreements in favor of any holder of senior debt, a form of which is attached hereto as Exhibit 10.31 and incorporated herein by reference.

A description of the 2024 Convertible Notes is included in Supplement No. 3 under the heading “Recent Developments – 2024 Convertible Notes”, which is incorporated herein by reference.

Sponsor Notes

In connection with the Closing, on April 16, 2024, the Sponsor elected to convert a portion of the principal owed into 460,384 shares. A description of the Promissory Notes is included in the Proxy Statement/Prospectus in the section entitled “Certain Arrowroot Relationships and Related Party Transactions  —  Promissory Notes” beginning on page 126 of the Proxy Statement/Prospectus, which is incorporated herein by reference.

The securities issued in connection with the conversion of the Convertible Sponsor Notes and the 2024 Convertible Notes have not been registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(c) promulgated thereunder.

Forward Purchase Agreement

On April 26, 2023, the Company and Polar entered into the Forward Purchase Agreement, dated April 26, 2023 (the “2023 Forward Purchase Agreement”), pursuant to which the Company agreed to purchase in the aggregate, on the date that is one year after the Closing (the “Maturity Date”), subject to certain FPA Acceleration Events up to 2,500,000 shares of common stock then held by Polar (subject to certain conditions and purchase limits set forth in the 2023 Forward Purchase Agreement). On April 9, 2024, the Company and Polar entered into a letter agreement (“Letter Agreement”) to the 2023 Forward Purchase Agreement (as amended, the “Forward Purchase Agreement”), pursuant to which the Company and Polar agreed to remove any obligations for Polar to purchase, and for the Company to pay any prepayment amount relating to, the Private Shares (as defined in the 2023 Forward Purchase Agreement) in exchange for the Company’s payment of approximately $0.2 million to Polar thereby reducing the aggregate number of shares of Common Stock the Company could be required to purchase from Polar from 2,500,000 shares to 445,000 shares. Pursuant to the Forward Purchase Agreement, at the Closing, (i) the Company paid approximately $10.67 per share (the “FPA Redemption Price”), or $4.7 million in the aggregate (the “Prepayment Amount”), in cash to Polar as a prepayment for the purchase of 445,000 shares of the Common Stock of the Company held by Polar (the “Forward Purchase Shares”), and (ii) Polar waived its redemption rights in connection with the Business Combination. To date, Polar has received approximately $5.0 million in cash, consisting of $4.7 million of the Prepayment Amount and $0.2 pursuant to the Letter Agreement. The forward purchase will settle one year from the Closing, i.e. April 16, 2025 (the “Maturity Date”), provided that the Maturity Date may be accelerated if the shares of the Common Stock of the Company trade below $2.00 per share for 10 out of 30 days or the shares are delisted by Nasdaq. At the settlement of the Forward Purchase Agreement, if the per share price of the shares of the Common Stock has appreciated to a value in excess of the FPA Redemption Price upon settlement, then the Company and its stockholders would benefit from an opportunity to repurchase shares of the Common Stock at a price less than the current trading price should Polar not exercise its right to termination all or a portion of the Forward Purchase Agreement early. If the Forward Purchase Agreement is not terminated, then, on the Maturity Date, the Company would be required to pay to Polar an amount in cash equal to $0.60 per share for each non-terminated Forward Purchase Shares, up to a total of $267,000 upon settlement of the forward purchase, which would take the price per share paid by the Company pursuant to the Forward Purchase Agreement to $11.27 per share.

The transaction increased the liquidity available for trading in the Company’s Common Stock because Polar agreed not to redeem the shares in connection with the completion of the Business Combination. If and to the extent that the per share price of the shares of the Company’s Common Stock does not increase in excess of the FPA Redemption Price upon settlement, then the cost of the arrangement for the Company will be limited to the aggregate repayment amount. Polar may terminate the Forward Purchase Agreement with respect to some or all of the Forward Purchase Shares prior to the Maturity Date, in which case, Polar will make a payment equal to the number of such terminated shares multiplied by the FPA Redemption Price.  On the Maturity Date, if Polar has not terminated the Forward Purchase Agreement in full, then the Company may be required to make a cash payment to Polar equal to the number of Forward Purchase Shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60. Among the reasons that the Company entered into the Forward Purchase Agreement was to increase the liquidity available for trading in shares of the Company’s Common Stock at the Closing, potentially increase the amount of working capital available to the Company following the Closing, reduce the number of redemptions in connection with the Business Combination to help ensure that, following completion of the Business Combination, the Company’s stockholder base would continue to comply with Nasdaq listing standards, including with respect to the minimum number of round lot holders and aggregate market value of publicly held shares. See “Risk Factors – We may be required to repurchase up to 445,000 shares of Common Stock from the investors with whom we entered into the Forward Purchase Agreement in connection with the closing of the Business Combination, which would reduce the amount of cash available to us to fund our business.” and “Risk Factors – Other events may result in Polar having no payment obligations to the Company at settlement under the Forward Purchase Agreement.” for a discussion of the risks related to the Forward Purchase Agreement.

The description of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Forward Purchase Agreement, a copy of which is filed as Exhibit 10.40 and 10.41 to the registration statement of which this prospectus forms a part and are incorporated herein by reference.

Non-Redemption Agreement

On February 2, 2024, the Company entered into the Non-Redemption Agreement with Meteora to not redeem its shares of the Company’s Class A Common Stock at the Extension Special Meeting. Pursuant to the Non-Redemption Agreement, Meteora agreed not to request redemption of 410,456 shares of Class A Common Stock in connection with the Extension Special Meeting. In consideration of Meteora entering into the Non-Redemption Agreement, immediately following the closing of the Company’s initial business combination, Arrowroot agreed to forfeit 82,091 shares of Class B Common Stock, or 41,046 shares of Class B Common Stock in the event the initial business combination was consummated in February 2024. Pursuant to the terms of the Non-Redemption Agreement, Arrowroot forfeited, and the Company issued, 82,091 shares of Common Stock to Meteora promptly following the consummation of the Business Combination.

Deferred Underwriting Fee

On March 27, 2024, Arrowroot and Cantor entered into the Fee Reduction Agreement, pursuant to which Cantor has agreed to forfeit $4.1 million of the deferred underwriting fees payable, resulting in a remainder of $6.0 million of deferred underwriting fees payable (the “Reduced Deferred Fee”) by Arrowroot to Cantor subject to the Closing. The Reduced Deferred Fee shall be payable to Cantor in the form of shares of New iLearningEngines Common Stock in an amount of shares equal to the greater of (i) $6.0 million, divided by $10.00 and (ii) the quotient obtained by dividing (x) $6.0 million by (y) the VWAP (as defined in the Fee Reduction Agreement) of New iLearningEngines Common Stock over the seven (7) trading days immediately prior to the initial filing of the Resale Registration Statement (as defined in the Fee Reduction Agreement). Under the Fee Reduction Agreement, the combined company will be subject to, among others, certain obligations with respect to the filing of the resale registration statement and maintaining the continued effectiveness of the resale registration statement, and a failure of the combined company to discharge such obligations may result in the ability of Cantor to require the combined company to pay the Reduced Deferred Fee in cash. The Fee Reduction Agreement only applies to the consummation of the Business Combination with iLearningEngines and no other potential business combinations that may be contemplated or consummated by Arrowroot. In the event that Arrowroot does not consummate the Business Combination with iLearningEngines, the original deferred fee shall become due and payable by Arrowroot to Cantor as originally set forth in the Underwriting Agreement, upon the consummation of a business combination. The form of Fee Reduction Agreement is attached to this Form S-1 as Exhibit 10.35 and the terms of such agreement are incorporated herein by reference.

Mizuho Fee Agreement

On June 5, 2020, Mizuho and iLearningEngines entered into the Mizuho Engagement Letter pursuant to which iLearningEngines engaged Mizuho as a financial advisor in connection with the Business Combination. On March 27, 2024, the Company and Mizuho amended the Mizuho Engagement Letter (the “Amended Mizuho Engagement Letter”), to provide that, in lieu of payment in cash of the full amount of any advisory fees or other fees or expenses owed under the Mizuho Engagement Letter, the iLearningEngines shall pay (or cause the combined company to pay) Mizuho the $7.5 million Mizuho Fee in cash or New iLearningEngines Shares, at the sole discretion of the combined company. To date, the Company has paid approximately $1.1 million in cash to Mizuho. If iLearningEngines elects to pay the Mizuho Fee in New iLearningEngines Shares, then prior to the issuance of such shares, iLearningEngines has agreed to register such shares on Form S-3 or Form S-1 or any similar long-form registration statement that may be available at such time and to list such shares on the principal national securities exchange on which the New iLearningEngines Shares are then listed and traded. The form of the Amended Mizuho Engagement Letter is attached to this Form S-1 as Exhibit 10.36 and the terms of such agreement are incorporated herein by reference.

BTIG Fee Agreement

On July 25, 2023, BTIG and Arrowroot entered into the BTIG Engagement Letter pursuant to which Arrowroot engaged BTIG as a financial advisor in connection with the Business Combination. On March 27, 2024, the BTIG and Arrowroot amended the BTIG Engagement Letter (the “BTIG Amendment”), to provide that, in lieu of payment in cash of the full amount of any advisory fees or other fees and expenses owed under the BTIG Engagement Letter, Arrowroot will pay to BTIG $3.0 million in advisory fees (the “BTIG Advisory Fee”) and BTIG Expenses. The BTIG Expenses will be paid in cash upon the consummation of the Business Combination. The BTIG Advisory Fee will be payable to BTIG in the form of shares of New iLearningEngines Common Stock in an amount of shares equal to the greater of (i) $3.0 million, divided by $10.00 and (ii) the quotient obtained by dividing (x) $3.0 million by (y) the VWAP (as defined in the BTIG Amendment) of New iLearningEngines Common Stock over the seven (7) trading days immediately prior to the initial filing of the Resale Registration Statement (as defined in the BTIG Amendment). Under the BTIG Amendment, the combined company will be subject to, among others, certain obligations with respect to the filing of the resale registration statement and maintaining the continued effectiveness of the resale registration statement, and a failure of the combined company to discharge such obligations may result in the ability of BTIG to require the combined company to pay the BTIG Advisory Fee in cash. The form of the BTIG Amendment is attached to this Form S-1 as Exhibit 10.37 and the terms of such agreement are incorporated herein by reference.

Cooley Fee Agreement

On October 20, 2020, Cooley and Arrowroot entered into the Cooley Engagement Letter pursuant to which Arrowroot engaged Cooley as a law firm in connection with the Business Combination. On March 27, 2024, Cooley and Arrowroot amended the Cooley Engagement Letter (the “First Cooley Amendment”), to provide that, Arrowroot will pay to Cooley $2.0 million in law fees (the “Cooley Deferred Law Fee”) in the form of a certain number of shares (the “Cooley Fee Shares”). The Cooley Fee Shares will be issued in the form of shares of New iLearningEngines Common Stock in an amount of shares equal to the greater of (i) $2.0 million, divided by $10.00 and (ii) the quotient obtained by dividing (x) $2.0 million by (y) the VWAP (as defined in the Cooley Amendment) of New iLearningEngines Common Stock over the seven (7) trading days immediately prior to the initial filing of the Resale Registration Statement (as defined in the Cooley Amendment). On May 31, 2024, the parties amended the First Cooley Amendment (the “Second Cooley Amendment”) to change the Cooley Deferred Law Fee from $2.0 million to $1.3 million. Under the Cooley Amendment, the combined company will be subject to, among others, certain obligations with respect to the filing of the resale registration statement and maintaining the continued effectiveness of the resale registration statement. The form of the First Cooley Amendment is attached to this Form S-1 as Exhibit 10.38 and the terms of such agreement are incorporated herein by reference, and the Second Cooley Amendment is attached to this Form S-1 as Exhibit 10.39 and the terms of such agreement are incorporated herein by reference.

Accounting Treatment of the Business Combination

The Business Combination is being accounted for as a reverse recapitalization in accordance with GAAP as iLearningEngines has been determined to be the accounting acquirer. Under this method of accounting, while Arrowroot is the legal acquirer, it is treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is treated as the equivalent of iLearningEngines issuing stock for the net assets of Arrowroot, accompanied by a recapitalization. The net assets of Arrowroot are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of iLearningEngines.

iLearningEngines has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. iLearningEngines holds majority voting interest (i.e., 50% or more voting interest);

●	The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. iLearningEngines’ existing directors and individuals designated by, or representing, iLearningEngines’ existing stockholders will constitute at least three of the potential seven members of the initial New iLearningEngines Board following the consummation of the Business Combination, whereas one member will be designated by Arrowroot and the remainder to be mutually agreed by iLearningEngines and Arrowroot, indicating iLearningEngines’ existing directors and individuals will have more influence on the board of directors than Arrowroot;

●	The acquirer usually is the combining entity whose former management dominates the management of the combined entity. The representatives of iLearningEngines in the board of directors dominates the management of the combined entity;

●	The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities. iLearningEngines is larger than Arrowroot based on balance sheet composition as of March 31, 2024 as well as revenues and operating income. Therefore, management determined that iLearningEngines’ relative size and scope of business is larger than Arrowroot; and

●	New iLearningEngines will continue to operate under the iLearningEngines tradename and the headquarters of New iLearningEngines will be iLearningEngines’ existing headquarters and the business combination was initiated by iLearningEngines.

Other factors were considered, including the purpose and intent of the Business Combination, noting that the preponderance of evidence as described above is indicative that iLearningEngines is the accounting acquirer in the Business Combination.

The following summarizes the pro forma shares of common stock of the Post-Combination Company outstanding immediately after the Closing of the Business Combination:

	No. of Shares	%
Former iLearningEngines equity holders	109,684,738	81.3%
Former Arrowroot Class A common stockholders	638,977	0.5%
Convertible Notes(1)	11,551,784	8.6%
WTI Term Loan Modification(3)	4,419,998	3.3%
Sponsor affiliates and certain current and former Arrowroot directors(2)	8,674,617	6.3%
Total shares of New iLearningEngines Common Stock outstanding at Closing	134,970,114	100.0%

(1)	Excludes Convertible Notes held by affiliates of the Sponsor.

(2)	Excludes 8,250,000 Private Warrants held by the Sponsor and includes 2,838,916 shares from conversion of Convertible Notes from Arrowroot Capital and 460,384 shares from conversion of Arrowroot Promissory Notes.

(3)	Includes 1,019,999 shares subject to cancellation. If the Company repays the Term Loans on or before (i) April 15, 2024, then 90% of the Loan Restructuring Shares will be cancelled, (ii) May 1, 2024, then 80% of the Loan Restructuring Shares will be cancelled, and (iii) July 1, 2024, then 50% of the Loan Restructuring Shares will be cancelled.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2024, the income statements for the three months ended March 31, 2024 and for the year ended December 31, 2023 are based on the historical financial statements of iLearningEngines and Arrowroot. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2024

(Dollars in Thousands)

	As of March 31, 2024	As of March 31, 2024			As of March 31, 2024
	iLearningEngines Inc. (Historical)	Arrowroot Acquisition Corp. (Historical)	Transaction Accounting Adjustments		Pro Forma Combined

ASSETS
Current assets
Cash	$815	$27	$5,907	a	$18,513
			(11,459)	b
			(4,992)	c
			(500)	f
			28,715	m
Accounts receivable	82,904	-	-		82,904
Contract asset	297	-	-		297
Prepaid expenses	93	61	-		154
Prepaid income tax	-	17	-		17
Total Current assets	84,109	105	17,671		101,885
Non current assets
Cash and investments held in trust account	-	10,788	(5,907)	a	-
			(4,881)	o
Receivable from Technology Partner	14,880	-	-		14,880
Other assets	672	-	41	b	713
Deferred tax assets	5,248	-	-		5,248
Deferred transaction costs	6,882	-	(6,882)	b	-
Total Non current assets	27,682	10,788	(17,629)		20,841
Total Assets	$111,791	$10,893	$42		$122,726
LIABILITIES
Current liabilities
Trade accounts payable	$7,044	$-	$(6,897)	b	$147
Accrued expenses	3,850	5,482	9,651	b	19,002
			(34)	e
			53	c
Current portion of long-term debt, net	26,026	-	-		26,026

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2024

(Dollars in Thousands)

	As of March 31, 2024	As of March 31, 2024			As of March 31, 2024
	iLearningEngines Inc. (Historical)	Arrowroot Acquisition Corp. (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Contract liability	1,447	-	-		1,447
Payroll taxes payable	3,037	-	-		3,037
Loan restructuring	2,813	-			2,813
Other current liabilities	139	-	-		139
Excise tax payable	-	2,473	-		2,473
Promissory note - related party	-	2,230	(2,230)	e	-
Forward purchase agreement liability	-	1,500	(1,233)	c	267
Convertible promissory note - related party	-	2,780	(2,780)	f	-
Total Current liabilities	44,356	14,465	(3,470)		55,351
Non Current liabilities
Convertible notes	37,712	-	(37,012)	d	-
			(700)	m
Warrant liability	26,988	4,073	(2,588)	g	1,485
			(26,988)	n
Payable to Technology Partner	49,789	-	-		49,789
Other non-current liabilities	63	-	-		63
Deferred underwriting fee payable	-	6,000	10,719	b	16,719
Total Non Current liabilities	114,552	10,073	(56,569)		68,056
Total Liabilities	158,908	24,538	(60,039)		123,407
Commitments and Contingencies
Class A common stock subject to possible redemption, $ 0.0001 par value	-	10,788	(5,907)	h	-
			(4,881)	o
Total Commitments and Contingencies	-	10,788	(10,788)		-
EQUITY
Shareholder's (deficit) equity					-
Common Shares: $ 0.0001 par value	10	-	1	i	13

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2024

(Dollars in Thousands)

	As of March 31, 2024	As of March 31, 2024			As of March 31, 2024
	iLearningEngines Inc. (Historical)	Arrowroot Acquisition Corp. (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
			1	k
			1	m
Class B common stock, $ 0.0001 par value	-	1	(1)	i	-
Additional paid-in capital	36,384	411	(28,409)	b	96,728
			2,280	f
			2,230	e
			17,400	d
			2,588	g
			5,907	h
			(24,845)	j
			(1)	k
			26,381	l
			29,414	m
			26,988	n
Prepaid Forward Purchase Agreement			(4,745)	c	(4,745)
Accumulated deficit	(83,511)	(24,845)	(3,364)	b	(92,677)
			34	e
			933	c
			19,612	d
			24,845	j
			(26,381)	l
Total Shareholder's (deficit) equity	(47,117)	(24,433)	70,869		(681)
Total Equity	(47,117)	(24,433)	70,869		(681)
Total Liability and Equity	$111,791	$10,893	$42		$122,726

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATION

For the three months ended March 31, 2024

(Dollars in Thousands)

	For the Period ended March 31, 2024	For the Period ended March 31, 2024			For the Period ended March 31, 2024
	iLearningEngines Inc. (Historical)	Arrowroot Acquisition Corp. (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$124,935	$-	$-		$124,935
Cost of revenue	38,714	-	-		38,714
Gross profit	86,221	-	-		86,221
Operating expenses
Selling, general, and administrative expenses	41,223	1,545	(60)	aa	43,251
			543	bb
Research and development expenses	37,099	-	-		37,099
Total Operating expenses	78,322	1,545	483		80,350
Operating income (loss)	7,899	(1,545)	(483)		5,871
Interest expense	(1,986)	(34)	34	ee	(625)
			1,361	dd
Change in fair value of warrant liability	(15,118)	(2,263)	1,438	ff	(825)
			15,118	gg
Change in fair value of convertible notes	(5,465)	-	5,465	hh	-
Loss on extinguishment	(10,041)	-	-		(10,041)
Foreign exchange loss	(2)	-	-		(2)
Reduction of Deferred Underwriting Fee	-	185	-		185
Interest earned on cash and investments held in Trust Account	-	233	(233)	ii	-
Non-redemption consideration	-	(763)	763	kk	-
Net loss before income tax expense	(24,713)	(4,187)	23,463		(5,437)
Income tax (expense) benefit	(1,222)	(49)	(153)	jj	(1,424)
Net loss	$(25,935)	$(4,236)	$23,310		$(6,861)
Net loss per common share - basic and diluted	$(0.27)		-		$(0.05)
Weighted average common shares outstanding - basic and diluted	95,782,605		-		133,950,115
Net loss per share, Class A common stock - basic and diluted		$(0.44)	-
Weighted average shares outstanding of Class A common stock - basic and diluted		2,373,472	-
Net loss per share, Class B common stock - basic and diluted		$(0.44)	-
Weighted average shares outstanding of Class B common stock - basic and diluted		7,187,500	-

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATION

For the year ended December 31, 2023

(Dollars in Thousands)

	For the Year ended December 31, 2023	For the Year ended December 31, 2023			For the Year ended December 31, 2023
	iLearningEngines Inc. (Historical)	Arrowroot Acquisition Corp. (Historical)	Transaction Accounting Adjustments		Pro Forma Combined

Revenue	$420,582	$-	$-		$420,582
Cost of revenue	132,154	-	-		132,154
Gross profit	288,428	-	-		288,428
Operating expenses
Selling, general, and administrative expenses	140,897	5,488	(240)	aa	180,857
			33,588	bb
			1,124	cc
Research and development expenses	128,544	-	-		128,544
Total Operating expenses	269,441	5,488	34,472		309,401
Operating income (loss)	18,987	(5,488)	(34,472)		(20,973)
Interest expense	(6,274)	(89)	89	ee	(1,662)
			4,612	dd
Change in fair value of warrant liability	(771)	(1,700)	1,080	ff	(620)
			771	gg
Change in fair value of convertible notes	(14,147)	-	14,147	hh	-
Change in fair value of forward purchase agreement	-	(1,500)	986	ll	(514)
Interest earned on cash and investments held in Trust Account	-	3,493	(3,493)	ii	-
Other income	(45)	-	-		(45)
Net loss before income tax (expense) benefit	(2,250)	(5,284)	(16,280)		(23,814)
Income tax (expense) benefit	(2,157)	(565)	2,187	jj	(481)
			53	ll
Net loss	$(4,407)	$(5,849)	$(14,040)		$(24,295)
Net loss per common share - basic and diluted	$(0.05)		-		$(0.18)
Weighted average common shares outstanding - basic and diluted	95,782,605		-		133,950,115
Net loss per share, Class A common stock - basic and diluted		$(0.37)	-
Weighted average shares outstanding of Class A common stock - basic and diluted		8,574,195	-
Net loss per share, Class B common stock - basic and diluted		$(0.37)	-
Weighted average shares outstanding of Class B common stock - basic and diluted		7,187,500	-

See accompanying notes to unaudited pro forma condensed combined financial information.

Amended Disclosure Regarding Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Basis of Presentation

The Business Combination is being accounted for as a reverse recapitalization in accordance with GAAP as iLearningEngines has been determined to be the accounting acquirer, primarily due to the fact that iLearningEngines will control New iLearningEngines. Under this method of accounting, while Arrowroot is the legal acquirer, it is treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is treated as the equivalent of iLearningEngines issuing stock for the net assets of Arrowroot, accompanied by a recapitalization. The net assets of Arrowroot are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of iLearningEngines.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2024, assumes that the Business Combination occurred on March 31, 2024. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 and the audited pro forma condensed combined statement of operations year ended December 31, 2023 present pro forma effect to the Business Combination as if it had been completed on January 1, 2023.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 and unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023 have been prepared using, and should be read in conjunction with, the following:

●	iLearningEngines’ unaudited condensed consolidated balance sheet as of March 31, 2024 and the related notes as of March 31, 2024, included elsewhere in this Form S-1.

●	Arrowroot’s unaudited condensed consolidated balance sheet as of March 31, 2024 and the related notes as of March 31, 2024, incorporated by reference elsewhere in this Form S-1, refer to the Arrowroot’s 10-Q filed on May 16, 2024.

●	iLearningEngines’ unaudited condensed consolidated statement of operations for the three months ended March 31, 2024 and audited consolidated statement of operations for the year ended December 31, 2023 and the related notes, included elsewhere in this Form S-1.

●	Arrowroot’s unaudited condensed statement of operations for the three months ended March 31, 2024 and audited consolidated statement of operations for the year ended December 31, 2023 and the related notes, incorporated by reference elsewhere in this Form S-1, refer to the Arrowroot’s 10-K filed on April 1, 2024.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. New iLearningEngines believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The pro forma above reflect the basis the minimum cash condition has been waived as of the Closing Date.

Note 2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New iLearningEngines. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). New iLearningEngines has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New iLearningEngines filed consolidated income tax return during the periods presented.

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2024, are as follows:

(a)	Reflects the reclassification of $5.9 million of cash and cash equivalents held in the Trust Account at the balance sheet date that becomes available to fund the Business Combination.

(b)

Represents incurred and estimated transaction costs inclusive of advisory, banking, printing, legal and accounting fees as follows: (1) $11.5 million net cash paid at Closing, (2) settlement of $6.9 million deferred transaction cost at Closing, (3) settlement of $6.9 million accounts payable paid at Closing, (4) $9.6 million net accrued expenses consisting of $11.4 million new transaction costs not paid at Closing, $1.7 million historical accrued transaction costs paid, (5) $28.4 million equity issuance costs, (6) $3.3 million transaction costs were expensed, (7) $10.7 million in fee equitization payable and (8) $0.1 million in other assets related to transaction cost refunds by iLearningEngines.

(c)	Represents changes due to Polar’s Forward Purchase Agreement as follows: (1) $5.0 million of cash prepayment amount to Polar consisting of (a) $4.7 million to prepay the forward purchase agreement and (b) $0.2 million to amend the forward purchase agreement, (2) recognition of $0.1 million from 1% excise tax liability, and (3) consisting of (a) $4.7 million to prepay the forward purchase agreement and (b) $0.2 million to amend the forward purchase agreement consisting of (a) elimination of $1.5 million historic prepaid forward purchase liability recorded by ARRW and (b) recognition of $0.3 million related to the derivative liability.

(d)	Represents conversion of the 2023 Convertible Notes to 4,971,076 shares of New iLearningEngines Common Stock and a reversal of change in fair value of Convertible Notes of $19.6 million. Total outstanding principal amount of $17.4 million, multiplied by 2.75, and estimated accrued interest expense of $1.9 million at Closing are convertible into New iLearningEngines Common Stock at $10.00 per share.

(e)	Represents conversion of Arrowroot’s $0.5 million Second Promissory Note, $1.3 million Fourth Promissory Note, and an additional $0.5 million Third Promissory Note, and, into New iLearningEngines Common Stock at $10.00 per share. Notwithstanding the original terms the Promissory Notes, Arrowroot and iLearningEngines have agreed to settle the Promissory Notes (including those in adjustment (g) through a combination of 460,384 shares of New iLearningEngines Common Stock issued at close and a $0.5 million cash payment.

(f)	Represents (1) conversion of Arrowroot’s $1.5 million First Promissory Note and $1.3 million Third Promissory Note draw into New iLearningEngines Common Stock at $10.00 per share and (2) accrued expense of $0.5 million deferred payment of promissory notes. Notwithstanding the original terms the Promissory Notes, Arrowroot and iLearningEngines have agreed to settle the Promissory Notes (including those in adjustment (g) through a combination of 460,384 shares of New iLearningEngines Common Stock issued at close and a $0.5 million cash payment.

(g)	Represents the reclassification of Arrowroot’s Public Warrants from liability to equity classification upon Closing.

(h)	Represents the reclassification of Arrowroot Class A Common Stock subject to a redemption to permanent equity.

(i)	Represents the reclassification of Arrowroot Class B Common Stock to New iLearningEngines Common Stock in conjunction with the Business Combination.

(j)	Reflects the reclassification of Arrowroot historical accumulated deficit to additional paid-in-capital in connection with the consummation of the Business Combination.

(k)	Reflects the conversion of shares of iLearningEngines Common Stock of 95,782,605, shares of iLearningEngines Restricted Stock of 40,243,678, iLearningEngines RSUs of 7,138,438, and In2vate, LLC’s deferred consideration of 34,030 shares iLearningEngines Common Stock to New iLearningEngines Common Stock at a conversion rate of 0.80615. The New iLearningEngines Common Stock is issued to the shareholders in accordance with the Merger Consideration upon the Closing of the Business Combination.

(l)	Reflects the balance sheet adjustment of the stock-based compensation charge related to 360,290 shares of iLearningEngines Restricted Stock and 7,401,061 iLearningEngines RSUs that are vested upon the Closing of the Business Combination. The shares of New iLearningEngines Common Stock related to those RSUs will be issued at a subsequent date.

(m)	Represents the issuance and conversion of the 2024 Convertible Notes to 8,089,532 shares of New iLearningEngines Common Stock. Total outstanding principal amount at transaction date was $29.4 million multiplied by 2.75 at Closing to determine number of New iLearningEngines Common Stock at $10.00 per share.

(n)	Represents the amendment to the Venture Lending & Leasing IX, Inc. loan documents and settlement of the warrant liability and loan restricting shares in New iLearningEngines Common Stock.

(o)	Reflects the public shares redemption of 460,144 of Arrowroot for aggregate redemption payments of $4.9 million allocated to New iLearningEngines Common Stock and additional paid-in capital using par value of $0.0001 per share at a redemption price of $10.61 per share.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023, are as follows:

(aa)	Reflects the elimination of the Arrowroot administrative service fee paid to the Sponsor that will cease upon the close of the business combination.

(bb)	Reflects incremental stock-based compensation expense related to shares of iLearningEngines Restricted Stock and iLearningEngines RSUs. 32,151,912 shares of iLearningEngines Restricted Stock issued to the founders will vest over ten years starting the Closing Date, 360,290 shares of iLearningEngines Restricted Stock issued to a former employee are vested at the Closing Date, 1,200,000 units of New iLearningEngines RSUs, and 7,138,438 units of iLearningEngines RSUs are vested over four years with one-year cliff starting the employee employment date, of which 7,040,771 and 97,667 units will be vested and unvested as of the Closing Date, respectively. The compensation charge is reflected as if the shares of restricted stock and RSUs were vested as of January 1, 2023, the date the Business Combination occurred for purposes of the unaudited pro forma condensed combined statement of operations. $26.4 million is expensed as a day one expense for shares vested upon the Closing Date, $0.5 million and $7.2 million is expensed for the shares vested over the pro forma period for three months ended March 31, 2024 and year ended December 31, 2023, respectively.

(cc)	Reflects the total transaction costs incurred and recorded as an expense in relation to the Business Combination. Transaction costs are reflected as if incurred on January 1, 2023, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. Refer to balance sheet adjustment (b).

(dd)	Represents an adjustment to eliminate interest expense after giving effect to the extinguishment of term loan at closing as if it had occurred on January 1, 2023. Refer to balance sheet adjustment (n).

(ee)	Reflects the elimination of interest expense accrued on Promissory Notes converted to New iLearningEngines Common Stock at Closing. Refer to balance sheet adjustment (e).

(ff)	Reflects the elimination of change in fair value of warrant liability related to Arrowroot’s Public Warrants, which are reclassified to equity from liability classification upon Closing. Refer to balance sheet adjustment (g). Arrowroot’s Private Warrants will stay liability classified.

(gg)	Reflects the elimination of change in fair value of warrant liability related to iLearningEngines’ Warrants, which are exchanged for New iLearningEngines Common Stock.

(hh)	Reflects the elimination of change in fair value of Convertible Notes that are converted into New iLearningEngines Common Stock upon Closing. Refer to balance sheet adjustment (d).

(ii)	Reflects the elimination of interest income on the cash and investments held in Trust Account.

(jj)	Reflects the estimated income tax impact related to the pro forma adjustments based upon a blended statutory rate. Management is analyzing the tax accounting impacts of the transaction and adjustments in the pro forma only represent estimates which are subject to change.

(kk)	Reflects the elimination of Arrowroot’s historic non-redemption consideration loss.

(ll)	Reflects the (1) $0.2 million to amend the forward purchase agreement, (2) recognition of $0.1 million from 1% excise tax liability, and (3) $1.2 million reduction in forward purchase liability consisting of (a) elimination of $1.5 million prepaid forward purchase liability from exercise of the agreement and (b) recognition of $0.3 million related to the derivative liability. Refer to balance sheet adjustment (c).

Note 4. Pro Forma Loss per Share

Represents the net loss per share calculated using the shares issued in connection with the Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination and related transactions are being reflected as if they had occurred as of January 1, 2023, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the three months ended March 31, 2024 and for the year ended December 31, 2023.

(in thousands, except share and per share data)	Three months ended March 31, 2024	Year ended December 31, 2023
Pro forma net loss	$(6,861)	$(24,295)
Weighted-average shares outstanding, basic and diluted (1)(2)(3)	133,950,115	133,950,115
Net loss per share attributable to common stockholders, basic and diluted	$(0.05)	$(0.18)

(1)	As the outstanding 14,374,975 shares of Public Warrants and 8,250,000 shares of Private Warrants are out-of-the-money and including them would have an anti-dilutive effect under the treasury stock method, they were excluded from the computation of diluted loss per share.

(2)	32,151,912 shares of restricted stock and 6,954,620 RSUs will be outstanding for New iLearningEngines at Closing are excluded from the calculations as their inclusion would be anti-dilutive.

(3)	Exclude 1,019,999 shares subject to cancellation. If the Company repays the Term Loans on or before (i) April 15, 2024, then 90% of the Loan Restructuring Shares will be cancelled, (ii) May 1, 2024, then 80% of the Loan Restructuring Shares will be cancelled, and (iii) July 1, 2024, then 50% of the Loan Restructuring Shares will be cancelled.

INDEX TO FINANCIAL STATEMENTS

ARROWROOT ACQUISITION CORP.

ILEARNINGENGINES INC.

ILEARNINGENGINES INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2024	December 31, 2023
ASSETS	(unaudited)
Current assets
Cash	$26,757	$145,669
Prepaid expenses	60,750	48,319
Prepaid income tax	16,795	65,585
Total Current Assets	104,302	259,573

Cash and investments held in Trust Account	10,788,134	46,744,889
TOTAL ASSETS	$10,892,436	$47,004,462

LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$5,481,646	$4,099,162
Excise tax payable	2,472,591	2,472,591
Promissory note – related party	2,230,000	2,180,000
Forward purchase agreement liability	1,500,000	1,500,000
Convertible promissory notes – related party	2,780,000	2,620,000
Total Current Liabilities	14,464,237	12,871,753

Deferred underwriting fee payable	6,000,000	10,062,500
Warrant liabilities	4,072,500	1,810,000
Total Liabilities	24,536,737	24,744,253

Commitments and Contingencies
Class A common stock subject to possible redemption, $0.0001 par value; 1,017,030 and 4,445,813 shares issued and outstanding at approximately $10.61 and $10.51 per share redemption value as of March 31, 2024 and December 31, 2023, respectively	10,788,134	46,744,889

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of March 31, 2024 and December 31, 2023	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized, none issued and outstanding (excluding 1,017,030 and 4,445,813 subject to possible redemption), respectively, as of March 31, 2024 and December 31, 2023	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 7,187,500 shares issued and outstanding as of March 31, 2024 and December 31, 2023	719	719
Additional paid-in capital	410,772	—
Accumulated deficit	(24,843,926)	(24,485,399)
Total Stockholders’ Deficit	(24,432,435)	(24,484,680)
TOTAL LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$10,892,436	$47,004,462

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For The Three Months Ended March 31,
	2024	2023

General and administrative expenses	$1,545,279	$828,626
Loss from operations	(1,545,279)	(828,626)

Other (loss) income:
Change in fair value of warrant liabilities	(2,262,500)	(2,610,000)
Gain from forgiveness of deferred underwriting commissions	184,844	—
Non-redemption consideration	(763,446)	—
Interest Expense - Promissory Note	(33,736)	—
Interest earned on cash and investments held in Trust Account	232,724	2,199,882
Total other (loss) income, net	(2,642,114)	(410,118)

Loss before provision for income taxes	(4,187,393)	(1,238,744)
Provision for income taxes	(48,790)	(455,948)
Net loss	$(4,236,183)	$(1,694,692)

Weighted average shares outstanding, Class A common stock	2,373,472	21,188,697

Basic and diluted net loss per share, Class A common stock	$(0.44)	$(0.06)

Weighted average shares outstanding, Class B common stock	7,187,500	7,187,500

Basic and diluted net loss per share, Class B common stock	$(0.44)	$(0.06)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2024

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2024 (audited)	—	$—	7,187,500	$719	$—	$(24,485,399)	$(24,484,680)
Accretion of Class A common stock subject to possible redemption	—	—	—	—	(352,674)	—	(352,674)
Reduction of Deferred Underwriting Fee	—	—	—	—	—	3,877,656	3,877,656
Consideration for non-redemption agreement	—	—	—	—	763,446	—	763,446
Net loss	—	—	—	—	—	(4,236,183)	(4,236,183)
Balance – March 31, 2024 (unaudited)	—	$—	7,187,500	$719	$410,772	$(24,843,926)	$(24,432,435)

FOR THE THREE MONTHS ENDED MARCH 31, 2023

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2023 (audited)	—	$—	7,187,500	$719	$—	$(12,477,730)	$(12,477,011)
Accretion of Class A common Stock Subject to Redemption	—	—	—	—	—	(2,355,234)	(2,355,234)
Net loss	—	—	—	—	—	(1,694,692)	(1,694,692)
Balance – March 31, 2023 (unaudited)	—	$—	7,187,500	$719	$—	$(16,527,656)	$(16,526,937)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended March 31,
	2024	2023
Cash Flows from Operating Activities:
Net loss	$(4,236,183)	$(1,694,692)
Adjustments to reconcile net loss to net cash used in operating activities:
Reduction of Deferred Underwriting Fee	(184,844)	—
Non-redemption consideration	763,446	—
Interest earned on investments held in Trust Account	(232,724)	(2,199,882)
Change in fair value of warrant liabilities	2,262,500	2,610,000
Changes in operating assets and liabilities:
Prepaid expenses	(12,431)	(67,799)
Prepaid income taxes	48,790	—
Accrued expenses	1,382,484	438,394
Income tax payable	—	455,948
Net cash used in operating activities	(208,962)	(458,031)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(160,000)	(640,000)
Cash withdrawn from Trust Account for payment of franchise tax obligations	40,050	40,050
Cash withdrawn from Trust Account in connection with redemptions	36,309,429	247,259,068
Net cash provided by investing activities	36,189,479	246,659,118

Cash Flows from Financing Activities:
Proceeds from promissory note - related party	50,000	—
Proceeds from non-convertible promissory note – related party	—	1,140,000
Proceeds from convertible promissory note – related party	160,000	—
Redemption of common stock	(36,309,429)	(247,259,068)
Net cash used in financing activities	(36,099,429)	(246,119,068)

Net Change in Cash	(118,912)	82,019
Cash – Beginning of the period	145,669	145,980
Cash – End of the period	$26,757	$227,999

Non-Cash investing and financing activities:
Reduction of deferred underwriting fees	$3,877,656	$—
Non-redemption consideration	$763,446	$—

Supplementary cash flow information:
Cash paid for income taxes	$—	$367,000

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

iLearningEngines, Inc. formerly known as Arrowroot Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on November 5, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 31, 2024, the Company had not commenced any operations. All activity through March 31, 2024 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for a Business Combination, including activities in connection with the Business Combination (as defined and discussed below). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the cash held in the Trust Account (as defined below).

Financing

The registration statement for the Company’s Initial Public Offering was declared effective on March 1, 2021. On March 4, 2021, the Company consummated the Initial Public Offering of 28,750,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,750,000 Units, at $10.00 per Unit, generating gross proceeds of $287,500,000.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,250,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Arrowroot Acquisition LLC (the “Sponsor”), generating gross proceeds of $8,250,000.

Transaction costs amounted to $16,392,714, consisting of $5,750,000 in cash underwriting fees, net of reimbursements, $10,062,500 of deferred underwriting fees and $580,214 of other offering costs.

Trust Account

Following the closing of the Initial Public Offering on March 4, 2021, an amount of $287,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States and has been invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

Operations Prior to Business Combination with iLearningEngines Holdings Inc.

On February 28, 2023, the Company’s stockholders held a special meeting (the “Special Meeting”) and approved and adopted an amendment to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to extend the period of time for which the Company is required to consummate a Business Combination from March 4, 2023 (the “Original Termination Date”) to July 6, 2023 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the date (the “Termination Date”) to consummate an initial business combination on a monthly basis for up to seven times by an additional one month each time after the Charter Extension Date, by resolution of the Company’s board of directors (the “Board”) if requested by the Arrowroot Acquisition LLC (the “Sponsor”), and upon five days’ advance notice prior to the applicable Termination Date, until February 4, 2024 (each, an “Additional Charter Extension Date”) for a total of up to eleven months after the Original Termination Date, unless the closing of an initial Business Combination shall have occurred prior thereto (the “Extension”, such extension deadline, the “Extension Date”, and such proposal, the “Extension Proposal”). In connection with the Extension, shareholders holding 24,304,187 shares of the Company’s Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account at a redemption price of approximately $10.17 per share. As a result, following the Special Meeting, approximately $247,259,068 in cash was removed from the Trust Account to pay such holders.

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note, which Extension Funds were deposited into the Company’s Trust Account for its public stockholders, on January 5, 2024. This deposit enables the Company to extend the date by which it must complete its initial business combination from January 6, 2024 to February 6, 2024 (the “Seventh Extension”). The Seventh Extension is the final of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

On January 8, 2024, the Company received a notice (the “Annual Meeting Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company failed to hold an annual meeting of stockholders within 12 months after its fiscal year ended December 31, 2022, as required by Nasdaq Listing Rule 5620(a). In accordance with Nasdaq Listing Rule 5810(c)(2)(G), the Company had 45 calendar days (or until February 22, 2024) to submit a plan to regain compliance and, if Nasdaq accepts the plan, Nasdaq may grant the Company up to 180 calendar days from its fiscal year end, or until June 28, 2024, to regain compliance. The Company submitted a plan to regain compliance on February 22, 2024. While the compliance plan was pending, the Company’s securities continued to trade on Nasdaq. In connection with the closing of the Business Combination, Arrowroot Acquisition Corp. (NASDAQ: ARRW) changed its name to “iLearningEngines, Inc.” and is listed on the NASDAQ under the new ticker symbol “AILE”.

On February 2, 2024, the Company held a special meeting of stockholders (the “Extension Special Meeting”) to approve an amendment to the Company’s Certificate of Incorporation, as amended, (the “Charter Amendment”), to extend the Termination Date from February 4, 2024 to March 6, 2024 (the “Initial Subsequent Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate an initial business combination on a monthly basis up to five times by an additional one month each time after the Initial Subsequent Charter Extension Date (the Initial Subsequent Charter Extension Date, as further extended by the Company, the “Subsequent Extension Date”), by resolution of the Board, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until August 6, 2024, unless the closing of an initial business combination shall have occurred prior thereto (the “Subsequent Extension Proposal”). The stockholders of the Company approved the Subsequent Extension Proposal at the Extension Special Meeting and on February 2, 2024, the Company filed the Charter Amendment with the Delaware Secretary of State.

On February 2, 2024, the Company entered into a Non-Redemption Agreement (the “Non-Redemption Agreement”) with a certain public stockholder of the Company (the “Public Stockholder”) eligible to redeem its shares of the Company’s Class A common stock at the Company’s Extension Special Meeting. Pursuant to the Non-Redemption Agreement, the Public Stockholder agreed not to request redemption of 410,456 shares of Class A Common Stock (the “Non-Redeemed Shares”) in connection with the Extension Special Meeting. In consideration of the Public Stockholder entering into the Non-Redemption Agreement, immediately following the closing of Arrowroot’s initial business combination, the Sponsor agreed to forfeit 82,091 shares of Class B common stock (the “Class B Common Stock”), or 41,046 shares of Class B Common Stock in the event the initial business combination is consummated in February 2024, (“Forfeited Shares”). Pursuant to the terms of the Non-Redemption Agreement, Arrowroot agreed to issue to the Public Stockholder and the Public Stockholder agreed to acquire from Arrowroot, a number of newly-issued shares of common stock promptly following the consummation of Arrowroot’s initial business combination. As a result, the Company recorded $9.30 per share or $763,446 as an expense with a corresponding charge to additional paid-in capital to recognize the fair value of the shares transferred.

In connection with the vote to approve the Charter Amendment, the holders of 3,428,783 shares of Class A common stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.59 per share, for an aggregate redemption amount of $36,309,429. After the satisfaction of such redemptions, the balance in the Company’s Trust Account was approximately $10.77 million.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

Business Combination

On April 27, 2023, the Company (formerly known as Arrowroot Acquisition Corp.) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with ARAC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Arrowroot Acquisition Corp. (“Merger Sub”), and iLearningEngines Inc., a Delaware corporation (“Legacy iLearningEngines”).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other transactions contemplated by the Merger Agreement:

(i)	at the closing of the Business Combination (the “Closing”), in accordance with the Delaware General Corporation Law, as amended (“DGCL”), Merger Sub will merge with and into Legacy iLearningEngines, the separate corporate existence of Merger Sub will cease and Legacy iLearningEngines will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of the Company (the “Merger”); and

(ii)	as a result of the Merger, among other things, the outstanding shares of common stock of iLearningEngines (other than shares subject to Legacy Legacy iLearningEngines equity awards, treasury shares and dissenting shares) will be cancelled in exchange for the right to receive a number of shares of common stock of the Surviving Corporation equal to (x) the sum of (i) the Base Purchase Price (as defined below), minus (ii) the dollar value of the Company Incentive Amount (as defined below), plus (iii) the aggregate exercise price of the Company Warrants (as defined in the Merger Agreement) that are issued and outstanding immediately prior to the Effective Time, minus (iv) the aggregate amount of Note Balance (as defined in the Merger Agreement) divided by (y) $10.00. The “Base Purchase Price” means an amount equal to $1,285,000,000. The “Company Incentive Amount” means (x) the number of shares of the Company Class A Common Stock issuable to Legacy iLearningEngines securityholders (excluding, for the avoidance of doubt, the holders of Company Convertible Notes) at the Closing which Legacy iLearningEngines and the Company agree, at least two (2) business days prior to the Closing, to issue to certain private placement investors and non-redeeming stockholders (which amount will equal 82.03125% of all such shares issued to such investors and non-redeeming stockholders, with the remainder being contributed by the Sponsor), multiplied by (y) $10.00.

The Board of Directors of the Company (the “Board”) has (i) approved and declared advisable the Merger Agreement and the Business Combination and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of the Company.

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of the Company and Legacy iLearningEngines, (ii) effectiveness of the registration statement on Form S-4 to be filed by the Company in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) the absence of any injunction, order, statute, rule, or regulation enjoining or prohibiting the consummation of the Merger, (v) that the Company have at least $5,000,001 of net tangible assets upon Closing and (vi) receipt of approval for listing on Nasdaq the shares of common stock of the Surviving Corporation to be issued in connection with the Merger.

Other conditions to the Company’s obligations to consummate the Merger include, among others, that as of the Closing, (i) Legacy iLearningEngines shall have performed all covenants in all material respects and (ii) no Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred between the date of the Merger Agreement and Closing.

Other conditions to Legacy iLearningEngines’ obligations to consummate the Merger include, among others, that as of the Closing, (i) the Company shall have performed all covenants in all material respects (ii) no Acquiror Material Adverse Effect (as defined in the Merger Agreement) shall have occurred between the date of the Merger Agreement and Closing and (iii) the amount of cash available in the Trust Account into which substantially all of the proceeds of the Company’s initial public offering and private placement of its warrants have been deposited for the benefit of its public shareholders, together with the proceeds of certain private placement investments in the Company or Legacy iLearningEngines prior to closing and subject to the deductions and conditions set forth in the Merger Agreement, including deductions for certain the Company transaction expenses, is at least equal to or greater than $100,000,000.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not solicit, initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Legacy iLearningEngines to prepare and deliver to the Company certain audited and unaudited condensed consolidated financial statements of Legacy iLearningEngines, (iv) the Company to prepare and file a registration statement on Form S-4 and take certain other actions to obtain the requisite approval of the Company’s stockholders of certain proposals regarding the Business Combination and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

On April 16, 2024, Arrowroot Acquisition Corp. (now known as iLearningEngines, Inc.), a Delaware corporation that is our predecessor, consummated the previously announced Business Combination pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of April 27, 2023, by and among Arrowroot Acquisition Corp., ARAC Merger Sub, Inc. (“Merger Sub”), and Legacy iLearningEngines. Merger Sub merged with and into Legacy iLearningEngines with the separate corporate existence of Merger Sub ceasing and Legacy iLearningEngines surviving the merger as a wholly owned subsidiary of the Company. In connection with the closing of the Business Combination, Arrowroot Acquisition Corp. changed its name to iLearningEngines, Inc. See the Form 8-K, filed with the SEC on April 22, 2024, for additional information.

Liquidity and Going Concern

On December 29, 2021, the Company issued an unsecured convertible promissory note (the “First Promissory Note”) with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $1,500,000. Upon issuance, $750,000 was drawn down on the note with an additional $200,000 drawn down on March 17, 2022. On April 21, 2022, the Company drew down the remaining $550,000 pursuant to the terms of the First Promissory Note. Following this drawdown, the full $1,500,000 available under the First Promissory Note was outstanding. There are no remaining funds available under the First Promissory Note for future drawdowns. As of March 31, 2024 and December 31, 2023, $1,500,000 were outstanding under this First Promissory Note.

The First Promissory Note is subject to the Sponsor’s approval and does not bear interest. The principal balance of the note will be payable on the earliest to occur of (i) the date on which the Company consummates its initial Business Combination or (ii) the date that the winding up of the Company is effective (such date, the “Maturity Date”). In the event the Company consummates its initial Business Combination, the Sponsor has the option on the Maturity Date to convert all or any portion of the principal outstanding under the First Promissory Note into that number of warrants (“Working Capital Warrants”) equal to the portion of the principal amount of the First Promissory Note being converted divided by $1.00, rounded up to the nearest whole number. The terms of the Working Capital Warrants, if any, would be identical to the terms of the private placement warrants issued by the Company at the time of its initial public offering, as described in the prospectus for the initial public offering dated March 1, 2021 and filed with the SEC, including the transfer restrictions applicable thereto. The First Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the First Promissory Note and all other sums payable with regard to the First Promissory Note becoming immediately due and payable.

On February 23, 2023, the Company issued an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor (the “Second Promissory Note”), which was funded in full by the Sponsor upon execution of the Second Promissory Note. The Second Promissory Note is not convertible into Working Capital Warrants or any other security pursuant to its terms. As of March 31, 2024 and December 31, 2023, the Company had $500,000 outstanding balance under this Second Promissory Note.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

In connection with the approval by the Company’s stockholders of the Extension Date at the Special Meeting, the Sponsor issued to the Company an unsecured promissory note that matures upon the Company closing its initial Business Combination (the “Third Promissory Note”). Following the Extension Proposal being approved, the Sponsor funded $640,000 of the Third Promissory Note. Pursuant to the terms of the Third Promissory Note, on each Additional Charter Extension Date, the Sponsor must fund the lesser of (a) $160,000 or (b) $0.04 for each public share that is not redeemed in connection with the Special Meeting for an aggregate deposit of up to the lesser of (x) $1,120,000 or (y) $0.28 for each public share that is not redeemed in connection with the Special Meeting (if all seven additional monthly extensions are exercised). As of March 31, 2024 and December 31, 2023, the Company had $480,000 and $1,600,000 outstanding balance under this Third Promissory Note, respectively. Additionally, on January 5, 2024, the Company drew down an additional $160,000 pursuant to the Third Promissory Note. If the Company completes an initial Business Combination, the Company will, at the option of the Sponsor, repay the amounts loaned under the Third Promissory Note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the private placement warrants issued in connection with the Company’s initial public offering. If the Company does not complete an initial Business Combination by the Subsequent Charter Extension Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

On June 13, 2023, the Company issued an unsecured promissory note (the “Fourth Promissory Note” and together with the First Promissory Note, the Second Promissory Note and the Third Promissory Note, the “Promissory Notes”) in the principal amount of $2,000,000 to the Sponsor. The Fourth Promissory Note bears interest at 15% per annum and matures upon closing of the Company’s initial Business Combination.  In the event that the Company does not consummate an initial Business Combination, the Fourth Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The Fourth Promissory Note may be further drawn down from time to time prior to the Maturity Date upon request by the Company subject to the Sponsor’s approval. The Fourth Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Fourth Promissory Note and all other sums payable with regard to the Fourth Promissory Note becoming immediately due and payable. As of March 31, 2024 and December 31, 2023, the Company had a $750,000 and $1,200,000 principal outstanding under this Fourth Promissory Note, respectively. An additional $50,000 was drawn on the Fourth Promissory Note on March 11, 2024.

Notwithstanding the original terms of the Promissory Notes, the Company and Legacy iLearningEngines agreed, pursuant to the Merger Agreement, that if the Closing occurs, the Sponsor will have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000 then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

As of March 31, 2024, the Company had $26,757 of cash held outside its Trust Account for use as working capital, $10,788,134 in cash held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital deficit of $14,359,935. As of March 31, 2024, $215,214 of the deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations. For the three months ended March 31, 2024, the Company withdrew an aggregate amount of $40,050 to pay income and franchise taxes and $36,309,429 in connection with redemption. In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company working capital loans, as defined below.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that as a result of the closing of the business combination, there are no conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern, as such the going concern has been alleviated.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024. The interim results for the three months ended March 31, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these unaudited condensed consolidated financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as March 31, 2024 and December 31, 2023.

Cash and Investments Held in Trust Account

Prior to the Special Meeting, the Company’s portfolio of cash and investments held in Trust Account was comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account were classified as trading securities. Trading securities are presented on the unaudited condensed consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in interest earned on cash and investments held in Trust Account in the accompanying unaudited condensed consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. In connection with the Special Meeting, the Company liquidated its portfolio of investments held in the Trust Account and converted it into cash held in the Trust Account.

Offering Costs

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the unaudited condensed consolidated balance sheet date that are directly related to the Initial Public Offering. Offering costs associated with warrant liabilities were expensed as incurred in the unaudited condensed consolidated statements of operations. Offering costs associated with the Class A common stock issued were initially charged to temporary equity and then accreted to Class A common stock subject to possible redemption upon the completion of the Initial Public Offering. Offering costs amounted to $16,392,714, of which $760,022 was allocated to the warrant liabilities and charged to the unaudited condensed consolidated statements of operations.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption are classified as a liability instrument and are measured at redemption value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ deficit. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ deficit section of the Company’s unaudited condensed consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital and accumulated deficit.

As of March 31, 2024 and December 31, 2023, the Class A common stock subject to possible redemption reflected in the unaudited condensed consolidated balance sheets is reconciled in the following table:

Gross proceeds	$287,500,000
Less:
Proceeds allocated to Public Warrants	(13,081,250)
Class A common stock issuance costs	(15,632,692)
Plus:
Remeasurement of carrying value to redemption value	31,531,449
Class A common stock subject to possible redemption at December 31, 2022	290,317,507
Less:
Redemption	(247,259,068)
Plus:
Remeasurement of carrying value to redemption value	3,686,450
Class A common stock subject to possible redemption at December 31, 2023	$46,744,889
Less:
Redemption	(36,309,429)
Plus:
Remeasurement of carrying value to redemption value	352,674
Class A common stock subject to possible redemption at March 31, 2024	$10,788,134

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the unaudited condensed consolidated statements of operations. Pursuant to the Initial Public Offering, the Company sold 28,750,000 Units, including a full exercise by the underwriter of their over-allotment option in the amount of 3,750,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). The Public Warrants for periods where no observable traded price was available were valued using a Monte Carlo simulation. The Private Placement Warrants are valued using a modified Black-Scholes Option Pricing Model. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value of the Public Warrants as of each relevant date (see Note 9).

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of March 31, 2024 and December 31, 2023, the Company’s deferred tax asset had a full valuation allowance recorded against it.

ASC 740-270-25-2 requires that an annual effective tax rate be determined, and such annual effective rate applied to year-to-date income in interim periods under ASC 740-270-30-5. The Company’s effective tax rate was 1.17% and (562.16%) for the three months ended March 31, 2024 and 2023, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three months ended March 31, 2024 and 2023, due to changes in fair value in warrant liability, the fair value in convertible promissory notes and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Loss per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The Company has two classes of common stock, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of common stock. Net income per common stock is computed by dividing net loss by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of Class A common stock is excluded from loss per common share as the redemption value approximates fair value.

The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 22,625,000 shares of Class A common stock in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. As of March 31, 2024 and 2023, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented.

The following table reflects the calculation of basic and diluted net loss per common share (in dollars, except per share amounts):

	For the Three Months Ended March 31,
	2024		2023
	Class A	Class B	Class A	Class B
Basic net loss per common stock
Numerator:
Allocation of net loss, as adjusted	$(1,051,615)	$(3,184,568)	$(1,265,438)	$(429,254)
Denominator:
Basic weighted average shares outstanding	2,373,472	7,187,500	21,188,697	7,187,500

Basic net loss per common share	$(0.44)	$(0.44)	$(0.06)	$(0.06)

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

Concentration of Credit Risk

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying unaudited condensed consolidated balance sheets, primarily due to their short-term nature, other than the warrant liabilities (see Note 9).

Recent Accounting Standards

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”), to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective January 1, 2024 for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company has adopted ASU 2020-06. The adoption of ASU-2020-06 did not have an impact on the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 28,750,000 Units, including a full exercise by the underwriters of their over-allotment option in the amount of 3,750,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,250,000 Private Placement Warrants, at a price of $1.00 per warrant, or $8,250,000 in the aggregate. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company did not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account would be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants would expire worthless.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In November 2020, the Sponsor purchased 5,750,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $30,000. Subsequently, in December 2020 the Company effectuated a 5-for-4 stock split, pursuant to which an additional 1,437,500 shares of Class B common stock were issued, resulting in an aggregate of 7,187,500 Founder Shares issued and outstanding. The Founder Shares included an aggregate of up to 937,500 Founder Shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. In January 2021, the Sponsor transferred 40,000 founder shares to each of three Director nominees, none of which are subject to forfeiture in the event that the underwriters’ over-allotment option was not exercised in full. As a result of the underwriters’ election to fully exercise their over-allotment option March 4, 2021, no Founder Shares are currently subject to forfeiture.

The transfer of the Founders Shares to the Company’s director nominees is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founder Shares were effectively transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified).

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on March 4, 2021, through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $20,000 per month for office space, secretarial, and administrative support services. For the three months ended March 31, 2024, the Company incurred $60,000 in fees for these services. For the three months ended March 31, 2023, the Company incurred and paid $60,000 in fees for these services. There were $60,000 and $0 of fees outstanding for these services as of March 31, 2024 and December 31, 2023.

Promissory Notes — Related Parties

On December 21, 2020, the Sponsor issued an unsecured promissory note to the Company (the “IPO Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The IPO Promissory Note was non-interest bearing and payable on the earlier of (i) July 31, 2021, or (ii) the consummation of the Initial Public Offering. The outstanding balance under the IPO Promissory Note of $149,992 was repaid at the closing of the Initial Public Offering on March 4, 2021. No future borrowings are permitted.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Upon completion of the Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination had not closed, the Company could use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

The Company has determined that bifurcation of a single derivative that comprises all of the fair value of the conversion feature (i.e., derivative instrument) is necessary under ASC 815-15-25-7 through 25-10. As a result, the derivative value was deemed to be de minimis at the issuance date and at each subsequent reporting date resulting in no change in the value of the derivative. The derivative will continue to be monitored and measured at each reporting period until the notes are settled.

On December 29, 2021, the Company issued its First Promissory Note with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $1,500,000. The note was issued in connection with advances the Sponsor may make in the future, to the Company for working capital expenses. Upon issuance, $750,000 was drawn down on the note with an additional $200,000 drawn down on March 17, 2022. On April 21, 2022, the Company drew down the remaining $550,000 pursuant to the terms of the First Promissory Note. Following this drawdown, the full $1,500,000 available under the First Promissory Note was outstanding. There are no remaining funds available under the First Promissory Note for future drawdowns.

On February 23, 2023, the Company issued an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor (the “Second Promissory Note”), which was funded in full by the Sponsor upon execution of the Second Promissory Note. The Second Promissory Note is not convertible into Working Capital Warrants or any other security pursuant to its terms. As of March 31, 2024 and December 31, 2023, the Company had $500,000 outstanding balance under this Second Promissory Note, respectively.

In connection with the approval by the Company’s stockholders of the Extension Date at the Special Meeting, the Sponsor issued to the Company an unsecured promissory note that matures upon the Company closing its initial Business Combination (the “Third Promissory Note”). Following the Extension Proposal being approved, the Sponsor funded $640,000 of the Third Promissory Note. Pursuant to the terms of the Third Promissory Note, on each Additional Charter Extension Date, the Sponsor must fund the lesser of (a) $160,000 or (b) $0.04 for each public share that is not redeemed in connection with the Special Meeting for an aggregate deposit of up to the lesser of (x) $1,120,000 or (y) $0.28 for each public share that is not redeemed in connection with the Special Meeting (if all seven additional monthly extensions are exercised). As of March 31, 2024 and December 31, 2023, the Company had a $1,600,000 outstanding balance under this Third Promissory Note. Additionally, on January 5, 2024, the Company drew down an additional $160,000 pursuant to the Third Promissory Note. Upon completion of the Business Combination, the Company would, at the option of the Sponsor, repay the amounts loaned under the Third Promissory Note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the private placement warrants issued in connection with the Company’s initial public offering. If the Company had not completed an initial Business Combination by the Subsequent Charter Extension Date, such promissory note would be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

On June 13, 2023, the Company issued an unsecured promissory note in the principal amount of $2,000,000 in favor of the Sponsor (the “Fourth Promissory Note” and together with the First Promissory Note, the Second Promissory Note and the Third Promissory Note, the “Promissory Notes”), of which $700,000 was funded by the Sponsor upon execution of the Note. On September 27, 2023, the Company drew down an additional amount of $500,000 pursuant to the terms of the Fourth Promissory Note, after which $1,200,000 was outstanding under the Note. An additional $50,000 was drawn on the Fourth Promissory Note on March 11, 2024. There remains $750,000 available under the Note for future drawdowns. The Fourth Promissory Note bears interest at 15% per annum and matures upon closing of the Company’s initial business combination or the date that the winding up of the Company is effective (such date, the “Maturity Date”). The Fourth Promissory Note is not convertible into Working Capital Warrants or any other security. In the event that the Company had not consummated an initial business combination, the Fourth Promissory Note would be repaid only from funds held outside of the Trust Account established in connection with the Company’s initial public offering or will be forfeited, eliminated or otherwise forgiven. The Fourth Promissory Note may be further drawn down from time to time prior to the Maturity Date upon request by the Company subject to the Sponsor’s approval. The Fourth Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Fourth Promissory Note and all other sums payable with regard to the Fourth Promissory Note becoming immediately due and payable. As of March 31, 2024 and December 31, 2023, the Company had a $480,000 and $1,200,000 outstanding balance under this Fourth Promissory Note. As of March 31, 2024 and December 31, 2023, the Company incurred $33,736 and $89,408 of interest expense, respectively, which is included in Accrued Expenses on the balance sheet. An additional $50,000 was drawn on the Fourth Promissory Note on March 11, 2024.

Notwithstanding the original terms the Promissory Notes, the Company and Legacy iLearningEngines agreed, pursuant to the Merger Agreement, that if the Closing occurs, the Sponsor will have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000, then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

The Board approved a draw of an aggregate of $160,000 (the “First Extension Funds”) pursuant to the Third Promissory Note, between the Company and Arrowroot Acquisition LLC (the “Lender”), which First Extension Funds were deposited into the Company’s Trust Account on July 6, 2023. This deposit enabled the Company to extend the date by which it must complete its initial business combination from July 6, 2023 to August 6, 2023 (the “First Extension”). The First Extension was the first of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

The Board approved a draw of an aggregate of $160,000 (the “Second Extension Funds”) pursuant to the Third Promissory Note, which Second Extension Funds were deposited into the Company’s Trust Account on August 4, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from August 6, 2023 to September 6, 2023 (the “Second Extension”). The Second Extension is the second of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Board approved a draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Third Extension Funds”), which Third Extension Funds were deposited into the Company’s Trust Account on September 6, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from September 6, 2023 to October 6, 2023 (the “Third Extension”). The Third Extension is the third of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Board approved a draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Fourth Extension Funds”), which Fourth Extension Funds were deposited into the Company’s Trust Account on October 4, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from October 6, 2023 to November 6, 2023 (the “Fourth Extension”). The Fourth Extension is the fourth of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Fifth Extension Funds”), which Fifth Extension Funds were deposited into the Company’s Trust Account for its public stockholders on November 2, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from November 6, 2023 to December 6, 2023 (the “Fifth Extension”). The Fifth Extension is the fifth of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Sixth Extension Funds”), which Sixth Extension Funds were deposited into the Company’s Trust Account for its public stockholders on December 2, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from December 6, 2023 to January 6, 2024 (the “Sixth Extension”). The Sixth Extension is the sixth of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Seventh Extension Funds”), which Seventh Extension Funds were deposited into the Company’s Trust Account for its public stockholders on January 5, 2024. This deposit enables the Company to extend the date by which it must complete its initial business combination from January 6, 2024 to February 6, 2024 (the “Seventh Extension”). The Seventh Extension is the final of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination. The Note does not bear interest and matures upon closing of the Company’s initial business combination.

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Eighth Extension Funds”), which Eighth Extension Funds were deposited into the Company’s Trust Account for its public stockholders on February 5, 2024. This deposit enables the Company to extend the date by which it must complete its initial business combination from February 6, 2024 to March 6, 2024 (the “Eighth Extension”). The Eighth Extension is the first of an additional five one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination. The Note does not bear interest and matures upon closing of the Company’s initial business combination.

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Ninth Extension Funds”), which Ninth Extension Funds were deposited into the Company’s Trust Account for its public stockholders on March 5, 2024. This deposit enables the Company to extend the date by which it must complete its initial business combination from March 6, 2024 to April 6, 2024 (the “Ninth Extension”). The Ninth Extension is the second of an additional five one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination. The Note does not bear interest and matures upon closing of the Company’s initial business combination.

The Third Promissory Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company had not consummated an initial business combination, the Third Promissory Note would be repaid only from funds remaining outside of the Company’s Trust Account, if any, or will be forfeited, eliminated, or otherwise forgiven. Up to $1,760,000 of the total principal amount of the Third Promissory Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Lender at the time of the initial public offering of the Company.

In the event that the Company had not consummated an initial business combination, the Note would be repaid only from funds remaining outside of the Company’s Trust Account, if any, or will be forfeited, eliminated, or otherwise forgiven. Up to $1,760,000 of the total principal amount of the Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Lender at the time of the initial public offering of the Company.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

Pursuant to the terms of the Merger Agreement by and among Arrowroot Acquisition Corp., ARAC Merger Sub, Inc. and Legacy iLearningEngines, at closing Arrowroot Acquisition LLC elected to settle $500,000 of the Acquiror Transaction Expenses (as defined in the Agreement) in cash and convert the balance of the Acquiror Transaction Expenses into shares of common stock of the New iLearningEngines (“New iLearningEngines Common Stock”).

Forward Purchase Agreement

On April 26, 2023, the Company and Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“Polar”) entered into an agreement (“Forward Purchase Agreement”), pursuant to which, among other things, the Company agreed to purchase up to 2,500,000 shares from Polar at $10.77 per share (the “Initial Price”), which is $10.17 (the “Redemption Price”, plus $0.60). In exchange for the Company’s purchase of the shares, Polar agreed to waive redemption rights on the shares that Polar owns in connection with the Business Combination.

The Forward Purchase Agreement provides that at the closing of the Business Combination, the Company will pre-pay Polar for the forward purchase an amount equal to the sum of (x) the number of Class A Ordinary Shares owned by Polar on the day prior to the closing of a business combination multiplied by the Redemption Price (the “Polar Shares”) and (y) the proceeds from Polar’s purchase of a number of Class A Ordinary Shares of up to 2,500,000 shares less the Polar Shares (the “Prepayment Amount”).

The scheduled maturity date of the forward transaction is one year from the closing of the Business Combination (the “Maturity Date”), except that the Maturity Date may be accelerated if the shares trade under $2.00 for 10 out of 30 days or the shares are delisted by Nasdaq. Polar has the right to early terminate the transaction (in whole or in part) before the Maturity Date by delivering notice to the Company. If Polar terminates the Forward Purchase Agreement with respect to some or all of the shares prior to the Maturity Date, Polar will return an amount to the Company equal to the number of terminated shares multiplied by the Redemption Price. The Company can terminate the Forward Purchase Agreement prior to the redemption deadline if the Company pays Polar a $300,000 break-up fee. On the Maturity Date, the Company may be required to make a cash payment to Polar if Polar has not terminated the Forward Purchase Agreement in full equal to the number of shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60.

Upon closing of the Business Combination, the Company agreed to pay $246,000 and shares of iLearningEngines have been issued as repayment for the Forward Purchase Agreement.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. Although a number of vaccines for COVID-19 have been developed and are in the process of being deployed in certain countries, including the United States, the timing for widespread vaccination is uncertain, and these vaccines may be less effective against new mutated strains of the virus. The impact of this coronavirus continues to evolve and is affecting the economies of many nations, individual companies and markets in general and may continue to last for an extended period of time. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these unaudited condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed consolidated financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

Registration Rights

Pursuant to a registration rights agreement entered into on March 4, 2021, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering, requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $10,062,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On March 27, 2024, the Company signed a fee reduction agreement with Cantor Fitzgerald in which the underwriters forfeited 40.37% of the deferred underwriting commissions resulting in a reduction of $4,062,500 with a remaining $6,000,000 that is deferred and payable upon the business combination. The reduction of the $4,062,500 resulted in a gain from forgiveness of deferred underwriting commissions of $184,844 recorded as reduction of underwriting fee payable on the income statement and $3,877,656 was recorded to accumulated deficit.

Merger Agreement

As described in greater detail in Note 1, on April 27, 2023, the Company entered into the Merger Agreement.

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other transactions contemplated by the Merger Agreement):

(i)	At the Closing, in accordance with the DGCL, Merger Sub will merge with and into Legacy iLearningEngines, the separate corporate existence of Merger Sub will cease and Legacy iLearningEngines will be the surviving corporation and a wholly owned subsidiary of the Company; and

(ii)	as a result of the Merger, among other things, the outstanding shares of common stock of iLearningEngines (other than shares subject to Legacy iLearningEngines equity awards, treasury shares and dissenting shares) will be cancelled in exchange for the right to receive a number of shares of common stock of the Surviving Corporation equal to (x) the sum of (i) the Base Purchase Price (as defined below), minus (ii) the dollar value of the Company Incentive Amount (as defined below), plus (iii) the aggregate exercise price of the Company Warrants (as defined in the Merger Agreement) that are issued and outstanding immediately prior to the Effective Time, minus (iv) the aggregate amount of Note Balance (as defined in the Company Convertible Notes (as defined in the Merger Agreement)) divided by (y) $10.00. The “Base Purchase Price” means an amount equal to $1,285,000,000. The “Company Incentive Amount” means (x) the number of shares of the Company Class A Common Stock issuable to Legacy iLearningEngines securityholders (excluding, for the avoidance of doubt, the holders of Company Convertible Notes) at the Closing which Legacy iLearningEngines and the Company agree, at least two (2) business days prior to the Closing, to issue to certain private placement investors and non-redeeming stockholders (which amount will equal 82.03125% of all such shares issued to such investors and non-redeeming stockholders, with the remainder being contributed by the Sponsor), multiplied by (y) $10.00.

The Board has (i) approved and declared advisable the Merger Agreement and the Business Combination and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of the Company. The consummation of the Business Combination is subject to certain conditions as further described in the Merger Agreement.

Sponsor Support Agreement

On April 27, 2023, concurrently with the execution of the Merger Agreement, the Company and Legacy iLearningEngines entered into an agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, in connection with the Closing, the Sponsor agreed to (i) vote all its shares of the Company common stock in favor of the Business Combination, (ii) discharge any Excess Transaction Expenses (as defined in the Merger Agreement) by payment in cash or elect, at the option of Sponsor, to have the Company discharge any Excess Transaction Expenses by payment in cash against a corresponding cancellation of shares of the Company common stock held by Sponsor (or any combination thereof), (iii) loan all amounts contemplated by the proxy statement filed by the Company on or about February 13, 2023, pursuant to which the Company stockholders approved the extension of the deadline by which the Company must complete its Business Combination to July 6, 2023, including any amounts required in connection with any additional extension of such deadline, (iv) contribute the Sponsor Incentive Shares (as defined in the Merger Agreement), (v) waive any adjustment to the conversion ratio set forth in the governing documents of the Company or any other anti-dilution or similar protection with respect to the Class B common stock of the Company, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement, and (vi) agree to be bound by any restrictions on transfer set forth in the Company’s bylaws, in each case, on the terms and subject to the conditions set forth therein.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

The scheduled maturity date of the forward transaction is one year from the Closing of the Business Combination (the “Maturity Date”), except that the Maturity Date may be accelerated if the shares trade under $2.00 for 10 out of 30 days or the shares are delisted by Nasdaq. Polar has the right to early terminate the transaction (in whole or in part) before the Maturity Date by delivering notice to the Company. If Polar terminates the Forward Purchase Agreement with respect to some or all of the shares prior to the Maturity Date, Polar will return an amount to the Company equal to the number of terminated shares multiplied by the Redemption Price. the Company can terminate the Forward Purchase Agreement prior to the redemption deadline if the Company pays Polar a $300,000 break-up fee. On the Maturity Date, the Company may be required to make a cash payment to Polar if Polar has not terminated the Forward Purchase Agreement in full equal to the number of shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60.

As of March 31, 2024 and December 31, 2023, the value of the Forward Purchase Agreement was $1,500,000. Upon closing of the Business Combination, the Company agreed to pay $246,000, and shares of New iLearningEngines Common Stock have been issued as repayment for the Forward Purchase Agreement.

BTIG Fee Agreement

On July 25, 2023, BTIG, LLC (“BTIG”) and the Company entered into a letter agreement (the “BTIG Engagement Letter”) pursuant to which the Company engaged BTIG as a financial advisor in connection with the Business Combination.

On March 27, 2024, the Company and BTIG amended the BTIG Engagement Letter (the “BTIG Amendment”), pursuant to which, in lieu of payment in cash of the full amount of any advisory fees or other fees and expenses owed under the BTIG Engagement Letter, the Company agreed to issue shares of New iLearningEngines Common Stock in an aggregate amount of approximately $3 million along with approximately $53,000 of expenses.

The number of BTIG Fee Shares to be so issued, transferred and delivered to BTIG in satisfaction of the Success Fee shall be equal to the greater of (a) the dollar amount of the Success Fee (less any portion of the Success Fee previously paid in cash, if any) divided by $10.00 and (b) the quotient obtained by dividing (x) the dollar amount of the Success Fee (less any portion of the Success Fee previously paid in cash, if any) by (y) the VWAP (as defined herein) of the New Common Stock over the seven (7) Trading Days immediately preceding the Initial Filing Date.

Goodwin Agreement

On March 25, 2024, Goodwin Proctor LLP (“Goodwin”) and the Company entered into an agreement pursuant to which the Company will pay $2,000,000 upon closing of the Business Combination and another $1,000,000 as a deferred payment before July 31, 2024. As of March 31, 2024 and December 31, 2023, the Company accrued $2,718,385 and $1,907,277, respectively.

Cooley Fee Agreement

On October 20, 2020, Cooley LLP and Arrowroot entered into a letter agreement (the “Cooley Engagement Letter”) pursuant to which Arrowroot engaged Cooley as a law firm in connection with the Business Combination. On March 27, 2024, Cooley and Arrowroot amended the Cooley Engagement Letter (the “Cooley Amendment”), to provide that, Arrowroot will pay to Cooley $2,000,000 in legal fees (the “Cooley Deferred Law Fee”) in the form of a certain number of shares (the “Cooley Fee Shares”). The Cooley Fee Shares will be issued in the form of shares of New iLearningEngines Common Stock (as defined below) in an amount of shares equal to the greater of (i) $2,000,000, divided by $10.00 and (ii) the quotient obtained by dividing (x) $2,000,000 by (y) the VWAP (as defined in the Cooley Amendment) of New iLearningEngines Common Stock over the seven (7) trading days immediately prior to the initial filing of the Resale Registration Statement (as defined in the Cooley Amendment). Under the Cooley Amendment, the combined company will be subject to, among others, certain obligations with respect to the filing of the resale registration statement and maintaining the continued effectiveness of the resale registration statement. As of March 31, 2024 and December 31, 2023, the Company accrued $1,205,451 and $1,187,272, respectively.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2024 and December 31, 2023, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. As of March 31, 2024 and December 31, 2023, there were 1,017,030 and 4,445,813 shares of Class A common stock issued and outstanding, respectively, which are subject to possible redemption and presented as temporary equity.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of March 31, 2024 and December 31, 2023, there were 7,187,500 shares of common stock issued and outstanding.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as otherwise required by law.

The shares of Class B common stock will automatically convert into Class A common stock upon the consummation of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion, including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

NOTE 8. WARRANT LIABILITIES

As of March 31, 2024 and December 31, 2023, there were 14,375,000 Public Warrants outstanding. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The Public Warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the initial public offering and will expire five years after the completion of the initial Business Combination or earlier upon redemption or the Company’s liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable, and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption for cash:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after the warrants become exercisable and ending three business days before the Company sends to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company for cash, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

As of March 31, 2024 and December 31, 2023, there were 8,250,000 Private Placement Warrants outstanding. Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

As of March 31, 2024, assets held in the Trust Account were comprised of $10,788,134 in cash. As of December 31, 2023, assets held in the Trust Account were comprised of $46,744,889 in cash. During the three months ended March 31, 2024, the Company withdrew an amount of $40,050 in interest income from the Trust Account to pay franchise and income taxes and $36,309,429 in connection with redemptions.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2024 and December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2024	December 31, 2023
Assets:
Cash and investments held in Trust Account	1	$10,788,134	$46,744,889

Liabilities:
Warrant Liabilities – Public Warrants	1	$2,587,500	$1,150,000
Warrant Liabilities – Private Placement Warrants	3	$1,485,000	$660,000
Forward Purchase Agreement	3	$1,500,000	$1,500,000

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the accompanying unaudited condensed consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the unaudited condensed consolidated statements of operations.

The Private Placement Warrants are valued using a modified Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The modified Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the common stock. The expected volatility as of the initial public offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. A Monte Carlo simulation methodology was used in estimating the fair value of the public warrants for periods where no observable traded price was available, using the same expected volatility as was used in measuring the fair value of the Private Placement Warrants.  For periods subsequent to the detachment of the warrants from the Units, the close price of the Public Warrants was used as the fair value of the Public Warrants as of each relevant date. The measurement of the Public Warrants after the detachment of the Public Warrants from the Units is classified as Level 1 due to the use of an observable market quote in an active market.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

The Forward Purchase Agreement is measured at 2,500,000 shares at a price of $0.60 per share. This is considered to be a Level 3 fair value measurement as the price is based on a contractual amount which is not based on an observable input that reflects quoted prices.

The key inputs into the modified Black Scholes model for the Level 3 Warrants were as follows:

Input	March 31, 2024	December 31, 2023
Market price of public shares	$10.85	$10.47
Risk-free rate	4.21%	3.81%
Dividend yield	0.00%	0.00%
Exercise price	$11.50	$11.50
Volatility	0.0%	0.0%
Term to expiration (years)	0.04	0.25

The following tables present the changes in the fair value of Level 3 warrant liabilities:

Private Placement
Fair value as of January 1, 2024	$660,000
Change in fair value	825,000
Fair value as of March 31, 2024	$1,485,000

Private Placement Warrants
Fair value as of January 1, 2023	$40,000
Change in fair value	950,000
Fair value as of March 31, 2023	$990,000

Transfers to/from Levels 1, 2 or 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers from a Level 3 measurement to a Level 1 during the period ended March 31, 2024 and December 31, 2023.

There was no change in the fair value of the Forward Purchase Agreement as of March 31, 2024 and December 31, 2023.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than below, that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

On April 16, 2024 (the “Closing Date”), as contemplated in the Merger Agreement the Company consummated the merger transactions contemplated by the Merger Agreement, following the approval by Arrowroot’s stockholders at a special meeting of stockholders held on April 1, 2024 (the “ARRW Stockholder Meeting”), whereby Merger Sub merged with and into Legacy iLearningEngines with the separate corporate existence of Merger Sub ceasing (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

The Business Combination is being accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, although the Company issued shares for outstanding equity interests of Legacy iLearningEngines in the business combination, Arrowroot is treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is treated as the equivalent of the Company issuing stock for the net assets of Arrowroot, accompanied by a recapitalization. The net assets of Arrowroot is stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of the Company.

In connection with the closing of the business combination, Arrowroot Acquisition Corp. (NASDAQ: ARRW) changed its name to “iLearningEngines, Inc.” and is listed on the NASDAQ under the new ticker symbol “AILE”.

As a result of the Merger and upon the Closing, among other things, (1) each share of Legacy iLearningEngines Common Stock issued and outstanding as of immediately prior to the Closing was exchanged for the right to receive the number of shares of common stock, par value $0.0001 per share, of New iLearningEngines equal to the exchange ratio of 0.8061480 (the “Exchange Ratio”) for an aggregate of 77,242,379 shares of New iLearningEngines Common Stock; (2) each share of Legacy iLearningEngines Common Stock held in the treasury of Legacy iLearningEngines was cancelled without any conversion thereof and no payment or distribution was or will be made with respect thereto; (3) each Vested RSU was cancelled and converted into the right to receive, subject to settlement and delivery in accordance with the Legacy iLearningEngines equity incentive plan, a number of New iLearningEngines Common Stock equal to the Exchange Ratio, for an aggregate of 5,675,890 shares of New iLearningEngines Common Stock; (4) each Unvested RSU was cancelled and converted into the right to receive a number of restricted stock units issued by the New iLearningEngines equal to the Exchange Ratio (“New iLearningEngines Converted RSU Award”), with each New iLearningEngines Converted RSU Award subject to the same terms and conditions as were applicable to the original Legacy iLearningEngines restricted stock unit award, for an aggregate of 78,730 shares of New iLearningEngines Common Stock subject to New iLearningEngines RSU Awards; (5) each share of vested Legacy iLearningEngines restricted stock was converted into the right to receive a number of shares of New iLearningEngines Common Stock equal to the Exchange Ratio, for an aggregate of 290,447 shares of New iLearningEngines Common Stock; (6) each share of unvested Legacy iLearningEngines restricted stock was converted into the right to receive a number of restricted shares of New iLearningEngines Common Stock (“New iLearningEngines Converted Restricted Stock”) equal to the Exchange Ratio, with substantially the same terms and conditions as were applicable to such unvested Legacy iLearningEngines restricted stock immediately prior to the Effective Time, which shares will be restricted subject to vesting on the books and records of Legacy iLearningEngines, for an aggregate of 32,151,912 shares of New iLearningEngines Converted Restricted Stock; and (7) each Convertible Note (as defined below) was converted into the right to receive a number of shares of New iLearningEngines Common Stock equal to the Note Balance (as defined in the Convertible Notes), divided by $10.00, for an aggregate of 13,060,608 shares of New iLearningEngines Common Stock.

In connection with the ARRW Stockholder Meeting (and related postponements) and the Business Combination, the holders of an aggregate of 460,114 shares of Arrowroot’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), exercised their right to redeem their shares for cash at a redemption price of approximately $10.36 per share, for an aggregate redemption amount of approximately $4.8 million. Upon the Closing, the Company received approximately $52.7 million in gross proceeds, comprising approximately $5.9 million from the Arrowroot trust account, approximately $17.4 million from the 2023 Convertible Notes (as defined below) and approximately $29.4 million from the 2024 Convertible Notes (as defined below).

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

On April 16, 2024, upon the filing of New iLearningEngines’ Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), each outstanding share of Arrowroot’s Class A Common Stock and Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) was redesignated into one validly issued, fully paid and non-assessable share of New iLearningEngines Common Stock. In addition, at the Closing, Arrowroot instructed its transfer agent to separate its public units into their component securities, and, as a result, Arrowroot’s public units no longer trade as a separate security and were delisted from The Nasdaq Stock Market LLC (“Nasdaq”).

After giving effect to the Business Combination and the conversion of each Convertible Note, there (i) were 134,970,114 issued and outstanding shares of New iLearningEngines Common Stock, consisting of the following: (a) 77,242,379 shares issued to holders of Legacy iLearningEngines common stock immediately prior to the Effective Time; (b) 32,442,359 shares issued to holders of Legacy iLearningEngines restricted stock awards immediately prior to the Effective Time; (c) 13,060,608 shares issued to the holders of convertible notes immediately prior to the Effective Time; (d) 556,886 shares held by former Arrowroot Class A Common Stockholders; (e) 6,705,409 shares held by former Arrowroot Class B Common Stockholders; (f) an aggregate of 4,419,998 shares issued to Venture Lending & Leasing IX, Inc. (“Venture Lending”) and WTI Fund X, Inc. (“WTI Fund X” and together with Venture Lending, the “Lenders”) pursuant to the Second Omnibus Amendment to Loan Documents with In2vate, L.L.C. and the Lenders; (g) an aggregate of 82,091 shares issued to certain investors pursuant to a non-redemption agreement with certain investors; and (h) an aggregate of 460,384 shares issued to the Sponsor; and (ii) warrants to purchase 22,624,975 shares of New iLearningEngines Common Stock, consisting of 14,374,975 public warrants, each exercisable for one share of New iLearningEngines Common Stock at a price of $11.50 per share, and 8,250,000 private warrants, each exercisable for one share of New iLearningEngines Common Stock at a price of $11.50 per share.

The Company negotiated concessions on accounts payable to other third-party vendors in several forms. The form of concessions include: (1) providing a discount to the total amount payable, (2) the option to settle certain payables in common stock, and (3) entering into a deferred payment agreement for certain payables. The concessions became effective on the Closing Date.

2023 Convertible Notes

Prior to the Closing, on April 27, 2023, Legacy iLearningEngines entered into a convertible note purchase agreement (the “2023 Convertible Note Purchase Agreement”), with certain investors (collectively, with all investors who may become party to the 2023 Convertible Note Purchase Agreement thereafter, the “2023 Convertible Note Investors”), pursuant to which, among other things, Legacy iLearningEngines issued and sold to the 2023 Convertible Note Investors convertible notes due in October 2025 (“2023 Convertible Notes”) with aggregate principal amount of $17,400,000, including to affiliates of the Sponsor. Each 2023 Convertible Note accrued interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each 2023 Convertible Note automatically converted into 4,971,076 shares of Legacy iLearningEngines thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares New iLearningEngines Common Stock (rounded down to the nearest whole share) equal to (i) 2.75, multiplied by the outstanding principal under such 2023 Convertible Note, plus all accrued and unpaid interest thereon, divided by (ii) $10.00. A description of the 2023 Convertible Notes is included in the Proxy Statement/Prospectus in the section entitled “Certain Arrowroot Relationships and Related Party Transactions  —  Promissory Notes” beginning on page 126 of the Proxy Statement/Prospectus, which is incorporated herein by reference.

ILEARNINGENGINES, INC.

(FORMERLY KNOWN AS ARROWROOT ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024

2024 Convertible Notes

In addition, on March 21, 2024, Legacy iLearningEngines entered into the 2024 convertible note purchase agreement (the “2024 Convertible Note Purchase Agreement”) with an investor (the “March Investor”), pursuant to which, among other things, Legacy iLearningEngines issued and sold a 2024 Convertible Note to the March Investor with an aggregate principal amount of $700,000. On April 16, 2024, Legacy iLearningEngines entered into the 2024 Convertible Note Purchase Agreement with certain investors (collectively, the “April Investors” and, together with the March Investor, the “2024 Convertible Note Investors”), pursuant to which, among other things, Legacy iLearningEngines issued and sold to the April Investors convertible notes due in October 2026 (“2024 Convertible Notes”) with an aggregate principal amount of $28,714,500. Each 2024 Convertible Note accrued interest at a rate of (i) 15% per annum until the aggregate accrued interest thereunder equals 25% of the principal amount of such note, and (ii) 8% per annum thereafter. Immediately prior to the consummation of the Business Combination, each 2024 Convertible Note automatically converted into shares of Legacy iLearningEngines thereby entitling the holder thereof to receive, in connection with the consummation of the Business Combination, a number of shares New iLearningEngines Common Stock (rounded down to the nearest whole share) equal to (i) 2.75, multiplied by the outstanding principal under such Convertible Note, plus all accrued and unpaid interest thereon, divided by (ii) $10.00. The price per share at which the Principal (as defined in the 2024 Convertible Notes), together with accrued but unpaid interest, on each 2024 Convertible Note converts into Incentive Shares (as defined in the 2024 Convertible Note Purchase Agreement) is referred to as the “Conversion Price” herein.

Revolving Loan Agreement

On April 17, 2024 (the “Loan Closing Date”), Legacy iLearningEngines entered into a Loan and Security Agreement (the “Revolving Loan Agreement”), by and among Legacy iLearningEngines as borrower (“Borrower”), the lenders party thereto (the “Lenders”) and East West Bank, as administrative agent and collateral agent for the Lenders (“Agent”). The Revolving Loan Agreement provides for (i) a revolving credit facility in an aggregate principal amount of up to $40.0 million and (ii) an uncommitted accordion facility allowing the Borrower to increase the revolving commitments by an additional principal amount of $20.0 at Borrower’s option and upon Agent’s approval (collectively, the “Revolving Loans”). Borrower drew $40.0 million in Revolving Loans on the Loan Closing Date, which was used (x) to repay in full Borrower’s existing indebtedness under the (i) Loan and Security Agreement, dated as of December 30, 2020, between Legacy iLearningEngines and Venture Lending & Leasing IX, Inc., (ii) Loan and Security Agreement, dated as of October 21, 2021, between Legacy iLearningEngines, and Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc. and (iii) Loan and Security Agreement, dated as of October 31, 2023, between Legacy iLearningEngines and WTI Fund X, Inc. (the “WTI Loan Agreements”) and which will be used for (y) for general corporate purposes.

The obligations under the Revolving Loan Agreement are secured by a perfected security interest in substantially all of the Borrower’s assets except for certain customary excluded property pursuant to the terms of the Revolving Loan Agreement. On the Loan Closing Date, the Company and In2Vate, L.L.C., an Oklahoma limited liability company (the “Guarantors”) and wholly-owned subsidiary of Legacy iLearningEngines entered into a Guaranty and Suretyship Agreement (the “Guaranty”) with the Agent, pursuant to which the Guarantors provided a guaranty of Borrower’s obligations under the Revolving Loan Agreement and provided a security interest in substantially all of the Guarantors’ assets except for certain customary excluded property pursuant to the terms of the Guaranty.

The interest rate applicable to the Revolving Loans is Adjusted Term SOFR (with an interest period of 1 or 3 months at the Borrower’s option) plus 3.50% per annum, subject to an Adjusted Term SOFR floor of 4.00%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Arrowroot Acquisition Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Arrowroot Acquisition Corp. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by August 6, 2024 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

/s/ WithumSmith+Brown, PC

New York, New York

April 1, 2024

PCAOB Number 100

ARROWROOT ACQUISITION CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash	$145,669	$145,980
Prepaid expenses	48,319	76,350
Prepaid income tax	65,585	—
Total Current Assets	259,573	222,330

Cash and investments held in Trust Account	46,744,889	290,737,917
TOTAL ASSETS	$47,004,462	$290,960,247

LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$4,099,162	$1,063,841
Income tax payable	—	383,410
Excise tax payable	2,472,591	—
Promissory note – related party	2,180,000	—
Forward purchase agreement liability	1,500,000	—
Convertible promissory notes – related party	2,620,000	1,500,000
Total Current Liabilities	12,871,753	2,947,251

Deferred underwriting fee payable	10,062,500	10,062,500
Warrant liabilities	1,810,000	110,000
Total Liabilities	24,744,253	13,119,751

Commitments and Contingencies

Class A common stock subject to possible redemption, $0.0001 par value; 4,445,813 and 28,750,000 shares issued and outstanding at approximately $10.51 and $10.10 per share redemption value as of December 31, 2023 and 2022, respectively	46,744,889	290,317,507

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of December 31, 2023 and 2022	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized, none issued and outstanding (excluding 4,445,813 and 28,750,000 subject to possible redemption), respectively, as of December 31, 2023 and 2022	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 7,187,500 shares issued and outstanding as of December 31, 2023 and 2022	719	719
Accumulated deficit	(24,485,399)	(12,477,730)
Total Stockholders’ Deficit	(24,484,680)	(12,477,011)
TOTAL LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$47,004,462	$290,960,247

The accompanying notes are an integral part of the consolidated financial statements.

ARROWROOT ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	Year Ended December 31,
	2023	2022

General and administrative expenses	$5,487,905	$1,555,038
Loss from operations	(5,487,905)	(1,555,038)

Other income (expense):
Change in fair value of warrant liabilities	(1,700,000)	11,881,250
Forward purchase agreement	(1,500,000)	—
Interest expense - promissory note	(89,408)	—
Interest earned on cash and investments held in Trust Account	3,492,690	3,945,497
Total other income (expense), net	203,282	15,826,747

(Loss) income before provision for income taxes	(5,284,623)	14,271,709
Provision for income taxes	(564,005)	(750,410)
Net (loss) income	$(5,848,628)	$13,521,299

Weighted average shares outstanding, Class A common stock	8,574,195	28,750,000

Basic and diluted net (loss) income per share, Class A common stock	$(0.37)	$0.38

Weighted average shares outstanding, Class B common stock	7,187,500	7,187,500

Basic and diluted net (loss) income per share, Class B common stock	$(0.37)	$0.38

The accompanying notes are an integral part of the consolidated financial statements.

ARROWROOT ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2022	—	$—	7,187,500	$719	$—	$(23,181,522)	$(23,180,803)
Accretion of Class A common stock subject to possible redemption	—	—	—	—	—	(2,817,507)	(2,817,507)
Net income	—	—	—	—	—	13,521,299	13,521,299

Balance – December 31, 2022	—	—	7,187,500	719	—	(12,477,730)	(12,477,011)
Accretion of Class A common stock subject to possible redemption	—	—	—	—	—	(3,686,450)	(3,686,450)
Excise tax payable attributable to redemption of common stock	—	—	—	—	—	(2,472,591)	(2,472,591)
Net loss	—	—	—	—	—	(5,848,628)	(5,848,628)
Balance – December 31, 2023	—	$—	7,187,500	$719	$—	$(24,485,399)	$(24,484,680)

The accompanying notes are an integral part of the consolidated financial statements.

ARROWROOT ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,
	2023	2022

Cash Flows from Operating Activities:
Net (loss) income	$(5,848,628)	$13,521,299
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on cash and investments held in Trust Account	(3,492,690)	(3,945,497)
Change in fair value of warrant liabilities	1,700,000	(11,881,250)
Forward purchase agreement	1,500,000	—
Changes in operating assets and liabilities:
Prepaid expenses	28,031	438,203
Prepaid income tax	(65,585)	—
Accrued expenses	3,035,321	(114,070)
Income tax payable	(383,410)	383,410
Net cash used in operating activities	(3,526,961)	(1,597,905)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(1,600,000)	—
Cash withdrawn from Trust Account to pay franchise and income taxes	1,826,650	731,214
Cash withdrawn from Trust Account in connection with redemption	247,259,068	—
Net cash provided by investing activities	247,485,718	731,214

Cash Flows from Financing Activities:
Proceeds from promissory note – related party	2,180,000	—
Proceeds from convertible promissory note – related party	1,120,000	750,000
Redemption of common stock	(247,259,068)	—
Net cash (used in) provided by financing activities	(243,959,068)	750,000

Net Change in Cash	(311)	(116,691)
Cash – Beginning of the year	145,980	262,671
Cash – End of the year	$145,669	$145,980

Supplementary cash flow information:
Cash paid for income taxes	$1,013,000	$367,000

Non-cash investing and financing activities:
Excise tax payable attributable to redemption of common stock	$2,472,591	$—

The accompanying notes are an integral part of the consolidated financial statements.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Arrowroot Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on November 5, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2023, the Company had not commenced any operations. All activity through December 31, 2023 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for a Business Combination, including activities in connection with the Business Combination (as defined and discussed below). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the cash held in the Trust Account (as defined below).

On February 28, 2023, the Company’s stockholders held a special meeting (the “Special Meeting”) and approved and adopted an amendment to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to extend the period of time for which the Company is required to consummate a Business Combination from March 4, 2023 (the “Original Termination Date”) to July 6, 2023 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate an initial Business Combination on a monthly basis for up to seven times by an additional one month each time after the Charter Extension Date, by resolution of the Board if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 4, 2024 (each, an “Additional Charter Extension Date”) for a total of up to eleven months after the Original Termination Date, unless the closing of an initial Business Combination shall have occurred prior thereto (the “Extension”, such extension deadline, the “Extension Date”, and such proposal, the “Extension Proposal”). In connection with the Extension, shareholders holding 24,304,187 shares of the Company’s Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account at a redemption price of approximately $10.17 per share. As a result, following the Special Meeting, approximately $247,259,068 in cash was removed from the Trust Account to pay such holders.

On February 2, 2024, the Company held a special meeting of stockholders (the “Extension Special Meeting”) to approve an amendment to Arrowroot’s amended and restated certificate of incorporation, as amended, (the “Charter Amendment”) to extend the Termination Date from February 4, 2024 to March 6, 2024 (the “Initial Subsequent Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate an initial business combination on a monthly basis up to five times by an additional one month each time after the Initial Subsequent Charter Extension Date (the Initial Subsequent Charter Extension Date, as further extended by Arrowroot, the “Subsequent Extension Date”), by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until August 6, 2024, unless the closing of an initial business combination shall have occurred prior thereto (the “Subsequent Extension Proposal”). The stockholders of the Company approved the Subsequent Extension Proposal at the Extension Special Meeting and on February 2, 2024, the Company filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 3,428,783 shares of Class A common stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.59 per share, for an aggregate redemption amount of $36,309,429. After the satisfaction of such redemptions, the balance in the Company’s Trust Account was approximately $10.77 million.

The registration statement for the Company’s Initial Public Offering was declared effective on March 1, 2021. On March 4, 2021, the Company consummated the Initial Public Offering of 28,750,000 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,750,000 Units, at $10.00 per Unit, generating gross proceeds of $287,500,000.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,250,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Arrowroot Acquisition LLC (the “Sponsor”), generating gross proceeds of $8,250,000.

Transaction costs amounted to $16,392,714, consisting of $5,750,000 in cash underwriting fees, net of reimbursements, $10,062,500 of deferred underwriting fees and $580,214 of other offering costs.

Following the closing of the Initial Public Offering on March 4, 2021, an amount of $287,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States and has been invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding any deferred underwriting fees and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 following any related redemptions and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination by the Subsequent Charter Extension Date and (c) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

The Company has until the Subsequent Charter Extension Date to complete a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding  Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination

On April 27, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ARAC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and iLearningEngines, Inc., a Delaware corporation (“iLearningEngines”).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other transactions contemplated by the Merger Agreement (the “Business Combination”):

(i)	at the closing of the Business Combination (the “Closing”), in accordance with the Delaware General Corporation Law, as amended (“DGCL”), Merger Sub will merge with and into iLearningEngines, the separate corporate existence of Merger Sub will cease and iLearningEngines will be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of the Company (the “Merger”); and

(ii)	as a result of the Merger, among other things, the outstanding shares of common stock of iLearningEngines (other than shares subject to iLearningEngines equity awards, treasury shares and dissenting shares) will be cancelled in exchange for the right to receive a number of shares of common stock of the Surviving Corporation equal to (x) the sum of (i) the Base Purchase Price (as defined below), minus (ii) the dollar value of the Company Incentive Amount (as defined below), plus (iii) the aggregate exercise price of the Company Warrants (as defined in the Merger Agreement) that are issued and outstanding immediately prior to the Effective Time, minus (iv) the aggregate amount of Note Balance (as defined in the Merger Agreement) divided by (y) $10.00. The “Base Purchase Price” means an amount equal to $1,285,000,000. The “Company Incentive Amount” means (x) the number of shares of the Company Class A Common Stock issuable to iLearningEngines securityholders (excluding, for the avoidance of doubt, the holders of Company Convertible Notes) at the Closing which iLearningEngines and the Company agree, at least two (2) business days prior to the Closing, to issue to certain private placement investors and non-redeeming stockholders (which amount will equal 82.03125% of all such shares issued to such investors and non-redeeming stockholders, with the remainder being contributed by the Sponsor), multiplied by (y) $10.00.

The Board of Directors of the Company (the “Board”) has (i) approved and declared advisable the Merger Agreement and the Business Combination and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of the Company.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of the Company and iLearningEngines, (ii) effectiveness of the registration statement on Form S-4 to be filed by the Company in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) the absence of any injunction, order, statute, rule, or regulation enjoining or prohibiting the consummation of the Merger, (v) that the Company have at least $5,000,001 of net tangible assets upon Closing and (vi) receipt of approval for listing on Nasdaq the shares of common stock of the Surviving Corporation to be issued in connection with the Merger.

Other conditions to the Company’s obligations to consummate the Merger include, among others, that as of the Closing, (i) iLearningEngines shall have performed all covenants in all material respects and (ii) no Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred between the date of the Merger Agreement and Closing.

Other conditions to iLearningEngines’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Company shall have performed all covenants in all material respects (ii) no Acquiror Material Adverse Effect (as defined in the Merger Agreement) shall have occurred between the date of the Merger Agreement and Closing and (iii) the amount of cash available in the Trust Account into which substantially all of the proceeds of the Company’s initial public offering and private placement of its warrants have been deposited for the benefit of its public shareholders, together with the proceeds of certain private placement investments in the Company or iLearningEngines prior to closing and subject to the deductions and conditions set forth in the Merger Agreement, including deductions for certain the Company transaction expenses, is at least equal to or greater than $100,000,000.

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not solicit, initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) iLearningEngines to prepare and deliver to the Company certain audited and consolidated financial statements of iLearningEngines, (iv) the Company to prepare and file a registration statement on Form S-4 and take certain other actions to obtain the requisite approval of the Company’s stockholders of certain proposals regarding the Business Combination and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Liquidity and Going Concern

On December 29, 2021, the Company issued an unsecured convertible promissory note (the “First Promissory Note”) with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $1,500,000. Upon issuance, $750,000 was drawn down on the note with an additional $200,000 drawn down on March 17, 2022. On April 21, 2022, the Company drew down the remaining $550,000 pursuant to the terms of the First Promissory Note. Following this drawdown, the full $1,500,000 available under the First Promissory Note was outstanding. There are no remaining funds available under the First Promissory Note for future drawdowns. As of December 31, 2023 and 2022, $1,500,000 and $1,500,000 were outstanding under this First Promissory Note, respectively.

The First Promissory Note is subject to the Sponsor’s approval and does not bear interest. The principal balance of the note will be payable on the earliest to occur of (i) the date on which the Company consummates its initial Business Combination or (ii) the date that the winding up of the Company is effective (such date, the “Maturity Date”). In the event the Company consummates its initial Business Combination, the Sponsor has the option on the Maturity Date to convert all or any portion of the principal outstanding under the First Promissory Note into that number of warrants (“Working Capital Warrants”) equal to the portion of the principal amount of the First Promissory Note being converted divided by $1.00, rounded up to the nearest whole number. The terms of the Working Capital Warrants, if any, would be identical to the terms of the private placement warrants issued by the Company at the time of its initial public offering, as described in the prospectus for the initial public offering dated March 1, 2021 and filed with the SEC, including the transfer restrictions applicable thereto. The First Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the First Promissory Note and all other sums payable with regard to the First Promissory Note becoming immediately due and payable.

On February 23, 2023, the Company issued an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor (the “Second Promissory Note”), which was funded in full by the Sponsor upon execution of the Second Promissory Note. The Second Promissory Note is not convertible into Working Capital Warrants or any other security pursuant to its terms. As of December 31, 2023, the Company had $500,000 outstanding balance under this Second Promissory Note.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

In connection with the approval by the Company’s stockholders of the Extension Date at the Special Meeting, the Sponsor issued to the Company an unsecured promissory note that matures upon the Company closing its initial Business Combination (the “Third Promissory Note”). Following the Extension Proposal being approved, the Sponsor funded $640,000 of the Third Promissory Note. Pursuant to the terms of the Third Promissory Note, on each Additional Charter Extension Date, the Sponsor must fund the lesser of (a) $160,000 or (b) $0.04 for each public share that is not redeemed in connection with the Special Meeting for an aggregate deposit of up to the lesser of (x) $1,120,000 or (y) $0.28 for each public share that is not redeemed in connection with the Special Meeting (if all seven additional monthly extensions are exercised). As of December 31, 2023, the Company had $1,600,000 outstanding balance under this Third Promissory Note. Additionally, on January 5, 2024, the Company drew down an additional $160,000 pursuant to the Third Promissory Note. If the Company completes an initial Business Combination, the Company will, at the option of the Sponsor, repay the amounts loaned under the Third Promissory Note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the private placement warrants issued in connection with the Company’s initial public offering. If the Company does not complete an initial Business Combination by the Subsequent Charter Extension Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

On June 13, 2023, the Company issued an unsecured promissory note (the “Fourth Promissory Note” and together with the First Promissory Note, the Second Promissory Note and the Third Promissory Note, the “Promissory Notes”) in the principal amount of $2,000,000 to the Sponsor. The Fourth Promissory Note bears interest at 15% per annum and matures upon closing of the Company’s initial Business Combination.  In the event that the Company does not consummate an initial Business Combination, the Fourth Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The Fourth Promissory Note may be further drawn down from time to time prior to the Maturity Date upon request by the Company subject to the Sponsor’s approval. The Fourth Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Fourth Promissory Note and all other sums payable with regard to the Fourth Promissory Note becoming immediately due and payable. As of December 31, 2023, the Company had a $1,200,000 principal outstanding under this Fourth Promissory Note. An additional $50,000 was drawn on the Fourth Promissory Note on March 11, 2024.

Notwithstanding the original terms of the Promissory Notes, the Company and iLearningEngines have agreed, pursuant to the Merger Agreement, that if the Closing occurs, the Sponsor will have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000 then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

As of December 31, 2023, the Company had $145,669 of cash held outside its Trust Account for use as working capital, $46,744,889 in cash held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital deficit of $12,612,180. As of December 31, 2023, $686,759 of the deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations. As of December 31, 2023, the Company withdrew an aggregate amount of $1,826,650 to pay income and franchise taxes and $247,259,068 in connection with redemption. In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company working capital loans, as defined below.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Management expects to incur significant costs in pursuit of its acquisition plans. In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required. If the Company completes a Business Combination, it would repay such loaned amounts. The Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to raise additional funds to alleviate liquidity needs, obtain approval for an extension of the deadline or complete a Business Combination by the Extension Date, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the Extension Date. The Company intends to complete a Business Combination before the mandatory liquidation date or obtain approval for an extension.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these consolidated financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as December 31, 2023 and 2022.

Cash and Investments Held in Trust Account

Prior to the Special Meeting, the Company’s portfolio of cash and investments held in Trust Account was comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account were classified as trading securities. Trading securities are presented on the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in interest earned on cash and investments held in Trust Account in the accompanying consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. In connection with the Special Meeting, the Company liquidated its portfolio of investments held in the Trust Account and converted it into cash held in the Trust Account.

Offering Costs

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the consolidated balance sheet date that are directly related to the Initial Public Offering. Offering costs associated with warrant liabilities were expensed as incurred in the consolidated statements of operations. Offering costs associated with the Class A common stock issued were initially charged to temporary equity and then accreted to Class A common stock subject to possible redemption upon the completion of the Initial Public Offering. Offering costs amounted to $16,392,714, of which $760,022 was allocated to the warrant liabilities and charged to the consolidated statements of operations.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption are classified as a liability instrument and are measured at redemption value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ deficit. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ deficit section of the Company’s consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital and accumulated deficit.

At December 31, 2023 and 2022, the Class A common stock subject to possible redemption reflected in the consolidated balance sheets is reconciled in the following table:

Gross proceeds	$287,500,000
Less:
Proceeds allocated to Public Warrants	(13,081,250)
Class A common stock issuance costs	(15,632,692)
Plus:
Remeasurement of carrying value to redemption value	31,531,449
Class A common stock subject to possible redemption at December 31, 2022	290,317,507
Less:
Redemption	(247,259,068)
Plus:
Remeasurement of carrying value to redemption value	3,686,450
Class A common stock subject to possible redemption at December 31, 2023	$46,744,889

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. Pursuant to the Initial Public Offering, the Company sold 28,750,000 Units, including a full exercise by the underwriter of their over-allotment option in the amount of 3,750,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). The Public Warrants for periods where no observable traded price was available were valued using a Monte Carlo simulation. The Private Placement Warrants are valued using a modified Black-Scholes Option Pricing Model. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value of the Public Warrants as of each relevant date (see Note 10).

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of December 31, 2023 and 2022, the Company’s deferred tax asset had a full valuation allowance recorded against it.

ASC 740-270-25-2 requires that an annual effective tax rate be determined and such annual effective rate applied to year to date income in interim periods under ASC 740-270-30-5. The Company’s effective tax rate was (10.67)% and (5.20)% for the years ended December 31, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21% for the years ended December 31, 2023 and 2022, due to changes in fair value in forward purchase agreement, and warrant liability, and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company has been subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net (Loss) Income per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The Company has two classes of common stock, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of common stock. Net (loss) income per common stock is computed by dividing net (loss) income by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of Class A common stock is excluded from (loss) income per common share as the redemption value approximates fair value.

The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 22,625,000 shares of Class A common stock in the calculation of diluted income per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. As of December 31, 2023 and 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net (loss) income per common share is the same as basic net (loss) income per common share for the periods presented.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

The following table reflects the calculation of basic and diluted net (loss) income per common share (in dollars, except per share amounts):

	Year Ended December 31, 2023		Year Ended December 31, 2022
	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per common stock
Numerator:
Allocation of net (loss) income, as adjusted	$(3,181,592)	$(2,667,036)	$10,817,039	$2,704,260
Denominator:
Basic and diluted weighted average shares outstanding	8,574,195	7,187,500	28,750,000	7,187,500

Basic and diluted net (loss) income per common share	$(0.37)	$(0.37)	$0.38	$0.38

Concentration of Credit Risk

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature, other than the warrant liabilities (see Note 10).

Recent Accounting Standards

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”), to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. As a smaller reporting company, ASU 2020-06 is effective January 1, 2024 for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 28,750,000 Units, including a full exercise by the underwriters of their over-allotment option in the amount of 3,750,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,250,000 Private Placement Warrants, at a price of $1.00 per warrant, or $8,250,000 in the aggregate. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In November 2020, the Sponsor purchased 5,750,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $30,000. Subsequently, in December 2020 the Company effectuated a 5-for-4 stock split, pursuant to which an additional 1,437,500 shares of Class B common stock were issued, resulting in an aggregate of 7,187,500 Founder Shares issued and outstanding. The Founder Shares included an aggregate of up to 937,500 Founder Shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. In January 2021, the Sponsor transferred 40,000 founder shares to each of three Director nominees, none of which are subject to forfeiture in the event that the underwriters’ over-allotment option was not exercised in full. As a result of the underwriters’ election to fully exercise their over-allotment option March 4, 2021, no Founder Shares are currently subject to forfeiture.

The transfer of the Founders Shares to the Company’s director nominees is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founder Shares were effectively transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified).

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on March 4, 2021, through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $20,000 per month for office space, secretarial, and administrative support services. For the years ended December 31, 2023 and 2022, the Company incurred and paid $240,000 and $240,000 in fees for these services, respectively. There were no amounts outstanding in fees for these services at December 31, 2023 and 2022.

Promissory Notes — Related Parties

On December 21, 2020, the Sponsor issued an unsecured promissory note to the Company (the “IPO Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The IPO Promissory Note was non-interest bearing and payable on the earlier of (i) July 31, 2021, or (ii) the consummation of the Initial Public Offering. The outstanding balance under the IPO Promissory Note of $149,992 was repaid at the closing of the Initial Public Offering on March 4, 2021. No future borrowings are permitted.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

The Company has determined that bifurcation of a single derivative that comprises all of the fair value of the conversion feature (i.e., derivative instrument) is necessary under ASC 815-15-25-7 through 25-10. As a result, the derivative value was deemed to be de minimis at the issuance date and at each subsequent reporting date resulting in no change in the value of the derivative. The derivative will continue to be monitored and measured at each reporting period until the notes are settled.

On December 29, 2021, the Company issued its First Promissory Note with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $1,500,000. The note was issued in connection with advances the Sponsor may make in the future, to the Company for working capital expenses. Upon issuance, $750,000 was drawn down on the note with an additional $200,000 drawn down on March 17, 2022. On April 21, 2022, the Company drew down the remaining $550,000 pursuant to the terms of the First Promissory Note. Following this drawdown, the full $1,500,000 available under the First Promissory Note was outstanding. There are no remaining funds available under the First Promissory Note for future drawdowns.

On February 23, 2023, the Company issued an unsecured promissory note in the principal amount of $500,000 in favor of the Sponsor (the “Second Promissory Note”), which was funded in full by the Sponsor upon execution of the Second Promissory Note. The Second Promissory Note is not convertible into Working Capital Warrants or any other security pursuant to its terms. As of December 31, 2023 and 2022, the Company had $500,000 and $0 outstanding balance under this Second Promissory Note, respectively.

In connection with the approval by the Company’s stockholders of the Extension Date at the Special Meeting, the Sponsor issued to the Company an unsecured promissory note that matures upon the Company closing its initial Business Combination (the “Third Promissory Note”). Following the Extension Proposal being approved, the Sponsor funded $640,000 of the Third Promissory Note. Pursuant to the terms of the Third Promissory Note, on each Additional Charter Extension Date, the Sponsor must fund the lesser of (a) $160,000 or (b) $0.04 for each public share that is not redeemed in connection with the Special Meeting for an aggregate deposit of up to the lesser of (x) $1,120,000 or (y) $0.28 for each public share that is not redeemed in connection with the Special Meeting (if all seven additional monthly extensions are exercised). As of December 31, 2023, the Company had a $1,600,000 outstanding balance under this Third Promissory Note. Additionally, on January 5, 2024, the Company drew down an additional $160,000 pursuant to the Third Promissory Note If the Company completes an initial Business Combination, the Company will, at the option of the Sponsor, repay the amounts loaned under the Third Promissory Note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the private placement warrants issued in connection with the Company’s initial public offering. If the Company does not complete an initial Business Combination by the Subsequent Charter Extension Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

On June 13, 2023, the Company issued an unsecured promissory note in the principal amount of $2,000,000 in favor of the Sponsor (the “Fourth Promissory Note” and together with the First Promissory Note, the Second Promissory Note and the Third Promissory Note, the “Promissory Notes”), of which $700,000 was funded by the Sponsor upon execution of the Note. On September 27, 2023, the Company drew down an additional amount of $500,000 pursuant to the terms of the Fourth Promissory Note, after which $1,200,000 was outstanding under the Note. An additional $50,000 was drawn on the Fourth Promissory Note on March 11, 2024. There remains $750,000 available under the Note for future drawdowns. The Fourth Promissory Note bears interest at 15% per annum and matures upon closing of the Company’s initial business combination or the date that the winding up of the Company is effective (such date, the “Maturity Date”). The Fourth Promissory Note is not convertible into Working Capital Warrants or any other security. In the event that the Company does not consummate an initial business combination, the Fourth Promissory Note will be repaid only from funds held outside of the Trust Account established in connection with the Company’s initial public offering or will be forfeited, eliminated or otherwise forgiven. The Fourth Promissory Note may be further drawn down from time to time prior to the Maturity Date upon request by the Company subject to the Sponsor’s approval. The Fourth Promissory Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Fourth Promissory Note and all other sums payable with regard to the Fourth Promissory Note becoming immediately due and payable. As of December 31, 2023, the Company had a $1,200,000 outstanding balance under this Fourth Promissory Note. As of December 31, 2023, the Company incurred $89,408 of interest expense, which is included in Accrued Expenses on the balance sheet. An additional $50,000 was drawn on the Fourth Promissory Note on March 11, 2024.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Notwithstanding the original terms the Promissory Notes, the Company and iLearningEngines have agreed, pursuant to the Merger Agreement, that if the Closing occurs, the Sponsor will have the option for the principal and interest outstanding under the Promissory Notes to be repaid in cash or convert into common stock of the Surviving Corporation at a price per share equal to $10.00 per share at the Closing; provided, however, that to the extent the Acquiror Transaction Expenses (as defined in the Merger Agreement) exceed $30,000,000, then the Promissory Notes will be settled by the conversion of an amount equal to the lesser of (i) the principal and interest outstanding under the Promissory Notes and (ii) the Excess Transaction Expenses (as defined in the Merger Agreement) into common stock of the Surviving Corporation at a price per share equal to $10.00 per share.

The Board approved a draw of an aggregate of $160,000 (the “First Extension Funds”) pursuant to the Third Promissory Note, between the Company and Arrowroot Acquisition LLC (the “Lender”), which First Extension Funds were deposited into the Company’s Trust Account on July 6, 2023. This deposit enabled the Company to extend the date by which it must complete its initial business combination from July 6, 2023 to August 6, 2023 (the “First Extension”). The First Extension was the first of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Board approved a draw of an aggregate of $160,000 (the “Second Extension Funds”) pursuant to the Third Promissory Note, which Second Extension Funds were deposited into the Company’s Trust Account on August 4, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from August 6, 2023 to September 6, 2023 (the “Second Extension”). The Second Extension is the second of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Board approved a draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Third Extension Funds”), which Third Extension Funds were deposited into the Company’s Trust Account on September 6, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from September 6, 2023 to October 6, 2023 (the “Third Extension”). The Third Extension is the third of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Board approved a draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Fourth Extension Funds”), which Fourth Extension Funds were deposited into the Company’s Trust Account on October 4, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from October 6, 2023 to November 6, 2023 (the “Fourth Extension”). The Fourth Extension is the fourth of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Fifth Extension Funds”), which Fifth Extension Funds were deposited into the Company’s Trust Account for its public stockholders on November 2, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from November 6, 2023 to December 6, 2023 (the “Fifth Extension”). The Fifth Extension is the fifth of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Sixth Extension Funds”), which Sixth Extension Funds were deposited into the Company’s Trust Account for its public stockholders on December 2, 2023. This deposit enables the Company to extend the date by which it must complete its initial business combination from December 6, 2023 to January 6, 2024 (the “Sixth Extension”). The Sixth Extension is the sixth of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Seventh Extension Funds”), which Seventh Extension Funds were deposited into the Company’s Trust Account for its public stockholders on January 5, 2024. This deposit enables the Company to extend the date by which it must complete its initial business combination from January 6, 2024 to February 6, 2024 (the “Seventh Extension”). The Seventh Extension is the final of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination. The Note does not bear interest and matures upon closing of the Company’s initial business combination.

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Eighth Extension Funds”), which Eighth Extension Funds were deposited into the Company’s Trust Account for its public stockholders on February 5, 2024. This deposit enables the Company to extend the date by which it must complete its initial business combination from February 6, 2024 to March 6, 2024 (the “Eighth Extension”). The Eighth Extension is the first of an additional five one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination. The Note does not bear interest and matures upon closing of the Company’s initial business combination.

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note (the “Ninth Extension Funds”), which Ninth Extension Funds were deposited into the Company’s Trust Account for its public stockholders on March 5, 2024. This deposit enables the Company to extend the date by which it must complete its initial business combination from March 6, 2024 to April 6, 2024 (the “Ninth Extension”). The Ninth Extension is the second of an additional five one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination. The Note does not bear interest and matures upon closing of the Company’s initial business combination.

The Third Promissory Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate an initial business combination, the Third Promissory Note will be repaid only from funds remaining outside of the Company’s Trust Account, if any, or will be forfeited, eliminated, or otherwise forgiven. Up to $1,760,000 of the total principal amount of the Third Promissory Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Lender at the time of the initial public offering of the Company.

In the event that the Company does not consummate an initial business combination, the Note will be repaid only from funds remaining outside of the Company’s Trust Account, if any, or will be forfeited, eliminated, or otherwise forgiven. Up to $1,760,000 of the total principal amount of the Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Lender at the time of the initial public offering of the Company.

Forward Purchase Agreement

On April 26, 2023, the Company and Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“Polar”) entered into an agreement (“Forward Purchase Agreement”), pursuant to which, among other things, the Company agreed to purchase up to 2,500,000 shares from Polar at $10.77 per share (the “Initial Price”), which is $10.17 (the “Redemption Price”, plus $0.60). In exchange for the Company’s purchase of the shares, Polar agreed to waive redemption rights on the shares that Polar owns in connection with the Business Combination.

The Forward Purchase Agreement provides that at the closing of the Business Combination, the Company will pre-pay Polar for the forward purchase an amount equal to the sum of (x) the number of Class A Ordinary Shares owned by Polar on the day prior to the closing of a business combination multiplied by the Redemption Price (the “Polar Shares”) and (y) the proceeds from Polar’s purchase of a number of Class A Ordinary Shares of up to 2,500,000 shares less the Polar Shares (the “Prepayment Amount”).

The scheduled maturity date of the forward transaction is one year from the closing of the Business Combination (the “Maturity Date”), except that the Maturity Date may be accelerated if the shares trade under $2.00 for 10 out of 30 days or the shares are delisted by Nasdaq. Polar has the right to early terminate the transaction (in whole or in part) before the Maturity Date by delivering notice to the Company. If Polar terminates the Forward Purchase Agreement with respect to some or all of the shares prior to the Maturity Date, Polar will return an amount to the Company equal to the number of terminated shares multiplied by the Redemption Price. The Company can terminate the Forward Purchase Agreement prior to the redemption deadline if the Company pays Polar a $300,000 break-up fee. On the Maturity Date, the Company may be required to make a cash payment to Polar if Polar has not terminated the Forward Purchase Agreement in full equal to the number of shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. Although a number of vaccines for COVID-19 have been developed and are in the process of being deployed in certain countries, including the United States, the timing for widespread vaccination is uncertain, and these vaccines may be less effective against new mutated strains of the virus. The impact of this coronavirus continues to evolve and is affecting the economies of many nations, individual companies and markets in general and may continue to last for an extended period of time. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these consolidated financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Registration Rights

Pursuant to a registration rights agreement entered into on March 4, 2021, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering, requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $10,062,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Merger Agreement

As described in greater detail in Note 1, on April 27, 2023, the Company entered into the Merger Agreement.

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other transactions contemplated by the Merger Agreement):

(i)	at the Closing, in accordance with the DGCL, Merger Sub will merge with and into iLearningEngines, the separate corporate existence of Merger Sub will cease and iLearningEngines will be the surviving corporation and a wholly owned subsidiary of the Company; and

(ii)	as a result of the Merger, among other things, the outstanding shares of common stock of iLearningEngines (other than shares subject to iLearningEngines equity awards, treasury shares and dissenting shares) will be cancelled in exchange for the right to receive a number of shares of common stock of the Surviving Corporation equal to (x) the sum of (i) the Base Purchase Price (as defined below), minus (ii) the dollar value of the Company Incentive Amount (as defined below), plus (iii) the aggregate exercise price of the Company Warrants (as defined in the Merger Agreement) that are issued and outstanding immediately prior to the Effective Time, minus (iv) the aggregate amount of Note Balance (as defined in the Company Convertible Notes (as defined in the Merger Agreement)) divided by (y) $10.00. The “Base Purchase Price” means an amount equal to $1,285,000,000. The “Company Incentive Amount” means (x) the number of shares of the Company Class A Common Stock issuable to iLearningEngines securityholders (excluding, for the avoidance of doubt, the holders of Company Convertible Notes) at the Closing which iLearningEngines and the Company agree, at least two (2) business days prior to the Closing, to issue to certain private placement investors and non-redeeming stockholders (which amount will equal 82.03125% of all such shares issued to such investors and non-redeeming stockholders, with the remainder being contributed by the Sponsor), multiplied by (y) $10.00.

The Board has (i) approved and declared advisable the Merger Agreement and the Business Combination and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of the Company. The consummation of the Business Combination is subject to certain conditions as further described in the Merger Agreement.

Sponsor Support Agreement

On April 27, 2023, concurrently with the execution of the Merger Agreement, the Company and iLearningEngines entered into an agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, in connection with the Closing, the Sponsor agreed to (i) vote all its shares of the Company common stock in favor of the Business Combination, (ii) discharge any Excess Transaction Expenses (as defined in the Merger Agreement) by payment in cash or elect, at the option of Sponsor, to have the Company discharge any Excess Transaction Expenses by payment in cash against a corresponding cancellation of shares of the Company common stock held by Sponsor (or any combination thereof), (iii) loan all amounts contemplated by the proxy statement filed by the Company on or about February 13, 2023, pursuant to which the Company stockholders approved the extension of the deadline by which the Company must complete its Business Combination to July 6, 2023, including any amounts required in connection with any additional extension of such deadline, (iv) contribute the Sponsor Incentive Shares (as defined in the Merger Agreement), (v) waive any adjustment to the conversion ratio set forth in the governing documents of the Company or any other anti-dilution or similar protection with respect to the Class B common stock of the Company, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement, and (vi) agree to be bound by any restrictions on transfer set forth in the Company’s bylaws, in each case, on the terms and subject to the conditions set forth therein.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

The scheduled maturity date of the forward transaction is one year from the Closing of the Business Combination (the “Maturity Date”), except that the Maturity Date may be accelerated if the shares trade under $2.00 for 10 out of 30 days or the shares are delisted by Nasdaq. Polar has the right to early terminate the transaction (in whole or in part) before the Maturity Date by delivering notice to the Company. If Polar terminates the Forward Purchase Agreement with respect to some or all of the shares prior to the Maturity Date, Polar will return an amount to the Company equal to the number of terminated shares multiplied by the Redemption Price. the Company can terminate the Forward Purchase Agreement prior to the redemption deadline if the Company pays Polar a $300,000 break-up fee. On the Maturity Date, the Company may be required to make a cash payment to Polar if Polar has not terminated the Forward Purchase Agreement in full equal to the number of shares (less any shares terminated prior to the Maturity Date) multiplied by $0.60.

As of December 31, 2023, the value of the Forward Purchase Agreement was $1,500,000.

BTIG Fee Agreement

On July 25, 2023, BTIG, LLC (“BTIG”) and the Company entered into a letter agreement (the “BTIG Engagement Letter”) pursuant to which the Company engaged BTIG as a financial advisor in connection with the Business Combination.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2023 and 2022, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2023 and 2022, there were 4,445,813 and 28,750,000 shares of Class A common stock issued and outstanding, respectively, which are subject to possible redemption and presented as temporary equity.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of December 31, 2023 and 2022, there were 7,187,500 shares of common stock issued and outstanding.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as otherwise required by law.

The shares of Class B common stock will automatically convert into Class A common stock upon the consummation of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion, including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

NOTE 8. WARRANT LIABILITIES

As of December 31, 2023 and 2022, there were 14,375,000 Public Warrants outstanding. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The Public Warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the initial public offering and will expire five years after the completion of the initial Business Combination or earlier upon redemption or the Company’s liquidation.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption for cash:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after the warrants become exercisable and ending three business days before the Company sends to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company for cash, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

As of December 31, 2023 and 2022, there were 8,250,000 Private Placement Warrants outstanding. Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9. INCOME TAXES

The Company did not have any significant deferred tax assets or liabilities as of December 31, 2023 and 2022.

The Company’s net deferred tax assets are as follows:

	December 31, 2023	December 31, 2022
Deferred tax assets
Net operating loss carryforward	$—	$—
Start-up/organization expenses	1,891,958	890,822
Total deferred tax assets	1,891,958	890,822
Valuation allowance	(1,891,958)	(890,822)
Deferred tax assets, net of allowance	$—	$—

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

The income tax provision consists of the following:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Federal
Current	$564,005	$750,410
Deferred	(1,001,136)	(244,686)

State
Current	—	—
Deferred	—	—

Change in valuation allowance	1,001,136	244,686
Income tax provision	$564,005	$750,410

As of December 31, 2023 and 2022, the Company has $0 and $177,640 of U.S. federal and state net operating loss carryovers available to offset future taxable income, respectively.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2023 and 2022, the change in the valuation allowance was $1,001,136 and $244,686, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022

Statutory federal income tax rate	21.00%	21.00%
State taxes, net of federal tax benefit	0.00%	0.00%
Change in fair value of warrant liabilities	(6.76)%	(17.50)%
Change in fair value of forward purchase agreement	(5.96)%	0.00%
Transaction costs allocable to warrant liabilities	0.00%	0.00%
Franchise tax – fines and penalties	(0.01)%	0.00%
Change in valuation allowance	(18.94)%	1.70%
Income tax provision	(10.67)%	5.20%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

NOTE 10. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2023, assets held in the Trust Account were comprised of $46,744,889 in cash. At December 31, 2022, assets held in the Trust Account were comprised of $279,107,161 in U.S. Treasury Bills and U.S. Treasury Notes and $11,338,046 in money market funds which are invested primarily in U.S. Treasury Securities and $292,710 in cash. During the year ended December 31, 2023, the Company withdrew an amount of $1,826,650 in interest income from the Trust Account to pay franchise and income taxes and $247,259,068 in connection with redemptions.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2023 and 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2023	December 31, 2022
Assets:
Investments held in Trust Account	1	$—	$290,737,917

Liabilities:
Warrant Liabilities – Public Warrants	1	$1,150,000	$70,000
Warrant Liabilities – Private Placement Warrants	3	$660,000	$40,000
Forward Purchase Agreement	3	$1,500,000	$—

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the accompanying consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statements of operations.

The Private Placement Warrants are valued using a modified Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The modified Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the common stock. The expected volatility as of the initial public offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. A Monte Carlo simulation methodology was used in estimating the fair value of the public warrants for periods where no observable traded price was available, using the same expected volatility as was used in measuring the fair value of the Private Placement Warrants.  For periods subsequent to the detachment of the warrants from the Units, the close price of the Public Warrants was used as the fair value of the Public Warrants as of each relevant date. The measurement of the Public Warrants after the detachment of the Public Warrants from the Units is classified as Level 1 due to the use of an observable market quote in an active market.

The Forward Purchase Agreement is measured at 2,500,000 shares at a price of $0.60 per share. This is considered to be a Level 3 fair value measurement as the price is based on a contractual amount which is not based on an observable input that reflects quoted prices.

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

The key inputs into the modified Black Scholes model for the Level 3 Warrants were as follows:

Input	December 31, 2023	December 31, 2022
Market price of public shares	$10.47	$10.04
Risk-free rate	3.81%	3.94%
Dividend yield	0.00%	0.00%
Exercise price	$11.50	$11.50
Volatility	0.0%	0.0%
Term to expiration (years)	0.25	0.42

The following tables present the changes in the fair value of Level 3 warrant liabilities:

Private Placement
Fair value as of January 1, 2023	$40,000
Change in fair value	620,000
Fair value as of December 31, 2023	$660,000

Private Placement
Fair value as of January 1, 2022	$4,372,500
Change in fair value	(4,332,500)
Fair value as of December 31, 2022	$40,000

Transfers to/from Levels 1, 2 or 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers from a Level 3 measurement to a Level 1 during the years ended December 31, 2023 and 2022.

There was no change in the fair value of the Forward Purchase Agreement as of December 31, 2023.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than below, that would have required adjustment or disclosure in the consolidated financial statements.

The Company approved an additional draw of an aggregate of $160,000 pursuant to the Third Promissory Note, which Extension Funds were deposited into the Company’s Trust Account for its public stockholders on January 5, 2024. This deposit enables the Company to extend the date by which it must complete its initial business combination from January 6, 2024 to February 6, 2024 (the “Seventh Extension”). The Seventh Extension is the final of seven one-month extensions permitted under the Company’s Certificate of Incorporation and provides the Company with additional time to complete its initial business combination.

On January 8, 2024, the Company received a notice (the “Annual Meeting Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company failed to hold an annual meeting of stockholders within 12 months after its fiscal year ended December 31, 2022, as required by Nasdaq Listing Rule 5620(a). In accordance with Nasdaq Listing Rule 5810(c)(2)(G), the Company had 45 calendar days (or until February 22, 2024) to submit a plan to regain compliance and, if Nasdaq accepts the plan, Nasdaq may grant the Company up to 180 calendar days from its fiscal year end, or until June 28, 2024, to regain compliance. The Company submitted a plan to regain compliance on February 22, 2024. While the compliance plan is pending, the Company’s securities will continue to trade on Nasdaq.

On February 2, 2024, the Company held a special meeting of stockholders (the “Extension Special Meeting”) to approve an amendment to Arrowroot’s amended and restated certificate of incorporation, as amended (the “Charter Amendment”), to extend the Termination Date from February 4, 2024 to March 6, 2024 (the “Initial Subsequent Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate an initial business combination on a monthly basis up to five times by an additional one month each time after the Initial Subsequent Charter Extension Date (the Initial Subsequent Charter Extension Date, as further extended by the Company, the “Subsequent Extension Date”), by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until August 6, 2024, unless the closing of an initial business combination shall have occurred prior thereto (the “Subsequent Extension Proposal”).

ARROWROOT ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

In connection with the vote to approve the Charter Amendment, the holders of 3,428,783 shares of Class A common stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.59 per share, for an aggregate redemption amount of $36,309,429. After the satisfaction of such redemptions, the balance in the Company’s Trust Account was approximately $10.77 million.

On February 2, 2024, the Company entered into a Non-Redemption Agreement (the “Non-Redemption Agreement”) with a certain public stockholder of Arrowroot (the “Public Stockholder”) eligible to redeem its shares of the Company’s Class A common stock (the “Class A Common Stock”) at the special meeting of stockholders held on February 2, 2024 (the “Extension Special Meeting”). Pursuant to the Non-Redemption Agreement, the Public Stockholder agreed not to request redemption of 410,456 shares of Class A Common Stock (the “Non-Redeemed Shares”) in connection with the Extension Special Meeting. In consideration of the Public Stockholder entering into the Non-Redemption Agreement, immediately following the closing of the Company’s initial business combination, Arrowroot Acquisition LLC, a Delaware limited liability company (the “Sponsor”) agreed to forfeit 82,091 shares of Class B common stock (the “Class B Common Stock”), or 41,046 shares of Class B Common Stock in the event the initial business combination is consummated in February 2024 (“Forfeited Shares”). Pursuant to the terms of the Non-Redemption Agreement, the Company agreed to issue to the Public Stockholder and the Public Stockholder agreed to acquire from the Company, a number of newly issued shares of common stock promptly following the consummation of the Company’s initial business combination.

On March 5, 2024, the Company received a notice (the “Deadline Notice”) from the staff of the Listing Qualifications Department of Nasdaq indicating that, unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”) by March 12, 2024, trading of the Company’s securities on The Nasdaq Capital Market would be suspended at the opening of business on March 14, 2024, due to the Company’s non-compliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. The Company timely requested a hearing before the Panel to request sufficient time to complete the Company’s previously disclosed proposed business combination (the “Business Combination”) with iLearningEngines, Inc., a Delaware corporation (“iLearningEngines”). In addition, the Deadline Notice indicated that the Company should be prepared to address the concerns raised in the Annual Meeting Notice in its hearing before the Panel related to the Deadline Notice.

On March 11, 2024, the Company drew down an additional amount of $50,000 pursuant to the Fourth Promissory Note, after which $1,250,000 was outstanding under the Fourth Promissory Note. There remains $750,000 available under the Fourth Promissory Note for future drawdowns.

On March 12, 2024, the Company received notice from Nasdaq that the hearing will be held on May 7, 2024. The hearing request will result in a stay of any suspension or delisting action pending the outcome of the hearing. There can be no assurance that the Company will be able to satisfy Nasdaq’s continued listing requirements, regain compliance with Nasdaq IM-5101-2 or Nasdaq Listing Rule 5620(a), and maintain compliance with other Nasdaq listing requirements.

In connection with the Business Combination, the Sponsor has agreed to forfeit 400,000 Founder Shares upon the Closing. In addition, on March 27, 2024, pursuant to the terms of the Merger Agreement, the Company elected to convert approximately $5 million of Acquiror Transaction Expenses (as defined in the Merger Agreement) into shares of common stock of the Surviving Corporation (as defined in the Merger Agreement).

On March 27, 2024, the Company and Cantor Fitzgerald & Co. (“Cantor”) entered into the Fee Reduction Agreement, pursuant to which Cantor agreed to forfeit $4,062,500 of deferred underwriting fees payable in connection with the IPO, resulting in a remainder of $6,000,000 of deferred underwriting fees payable by the Company to Cantor subject to the closing of the Business Combination (the “Reduced Deferred Fee”). The Reduced Deferred Fee shall be payable to Cantor in the form of shares of New iLearningEngines Common Stock issuable upon the filing with the SEC of a resale registration statement. The number of shares of New iLearningEngines Common Stock issuable to Cantor in satisfaction of the Reduced Deferred Fee will be equal to the greater of (i) the Reduced Fee divided by $10.00 and (ii) the Reduced Fee divided by the VWAP (as defined in the Fee Reduction Agreement) over the seven (7) trading days preceding the date of filing of such resale registration statement. Under the Fee Reduction Agreement, the combined company will be subject to, among others, certain obligations with respect to the filing of the resale registration statement and maintaining the continued effectiveness of the resale registration statement, and a failure of the combined company to discharge such obligations may result in the ability of Cantor to require the combined company to pay the Reduced Deferred Fee in cash.

On March 27, 2024, BTIG and the Company amended the BTIG Engagement Letter (the “BTIG Amendment”) to provide that, in lieu of payment in cash of the full amount of any advisory fees or other fees and expenses owed under the BTIG Engagement Letter, the Company will pay to BTIG $3,000,000 in advisory fees (the “BTIG Advisory Fee”) and $400,000 in expenses (the “BTIG Expenses”). The BTIG Expenses will be paid in cash upon the consummation of the Business Combination. The BTIG Advisory Fee will be payable to BTIG in the form of shares of New iLearningEngines Common Stock in an amount of shares equal to the greater of (i) $3,000,000, divided by $10.00 and (ii) the quotient obtained by dividing (x) $3,000,000 by (y) the VWAP (as defined in the BTIG Amendment) of New iLearningEngines Common Stock over the seven (7) trading days immediately prior to the initial filing of the Resale Registration Statement (as defined in the BTIG Amendment). Under the BTIG Amendment, the combined company will be subject to, among others, certain obligations with respect to the filing of the resale registration statement and maintaining the continued effectiveness of the resale registration statement, and a failure of the combined company to discharge such obligations may result in the ability of BTIG to require the combined company to pay the BTIG Advisory Fee in cash.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	As of
	March 31, 2024 (Unaudited)	December 31, 2023
Assets
Current assets:
Cash	$815	$4,763
Restricted cash	-	2,000
Accounts receivable, net of provision for credit loss of $510 and $336, respectively	82,904	73,498
Contract asset	297	509
Prepaid expenses	93	62
Total current assets	84,109	80,832
Receivable from Technology Partner	14,880	13,602
Receivable from related party	-	465
Other assets	672	729
Deferred tax assets, net	5,248	5,703
Deferred transaction costs	6,882	3,990
Total assets	$111,791	$105,321
Liabilities and shareholders’ deficit
Current liabilities:
Trade accounts payable	$7,044	$3,753
Accrued expenses	3,850	2,982
Current portion of long-term debt, net	26,026	10,517
Contract liability	1,447	2,765
Payroll taxes payable	3,037	3,037
Loan restructuring share liability	2,813	-
Other current liabilities	139	116
Total current liabilities	44,356	23,170
Convertible notes	37,712	31,547
Warrant liability	26,988	11,870
Long-term debt, net	-	10,679
Subordinated payable to Technology Partner	49,789	49,163
Other non-current liabilities	63	74
Total liabilities	158,908	126,503

Shareholders’ deficit:
Common Shares $0.0001 par value: 200,000,000 shares authorized: 95,782,605 shares issued and outstanding at March 31, 2024 and December 31, 2023	10	10
Additional paid-in capital	36,384	36,384
Accumulated deficit	(83,511)	(57,576)
Total shareholders’ deficit	(47,117)	(21,182)
Total liabilities and shareholders’ deficit	$111,791	$105,321

The accompanying notes are an integral part of these condensed consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands, except share and per share amounts)

	Three Months Ended March 31,
	2024	2023

Revenue	$124,935	$93,980
Cost of revenue	38,714	31,551
Gross profit	86,221	62,429
Operating expenses:
Selling, general, and administrative expenses	41,223	31,612
Research and development expenses	37,099	28,582
Total operating expenses	78,322	60,194
Operating income	7,899	2,235
Other expense:
Interest expense	(1,986)	(1,588)
Change in fair value of warrant liability	(15,118)	(280)
Change in fair value of convertible notes	(5,465)	-
Loss on debt extinguishment	(10,041)	-
Other expense	-	(60)
Foreign exchange loss	(2)	(8)
Total other expense	(32,612)	(1,936)
Net (loss) income before income taxes	(24,713)	299
Income tax (expense) benefit	(1,222)	152
Net (loss) income	$(25,935)	$451

Net (loss) income per share – basic and diluted	$(0.27)	$0.00
Weighted average common shares outstanding – basic	95,782,605	95,782,605
Weighted average common shares outstanding – diluted	95,782,605	95,782,605

The accompanying notes are an integral part of these condensed consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (UNAUDITED)
(In thousands, except share amounts)

			Additional		Total
	Common Stock		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2023	95,782,605	$10	$36,384	$(57,576)	$(21,182)
Net loss	—	—	—	(25,935)	(25,935)
Balances at March 31, 2024	95,782,605	$10	$36,384	$(83,511)	$(47,117)

			Additional		Total
	Common Stock		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2022	95,782,605	$10	$36,384	$(53,169)	$(16,775)
Net income	—	—	—	451	451
Balances at March 31, 2023	95,782,605	$10	$36,384	$(52,718)	$(16,324)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Three Months Ended March 31,
	2024	2023
Cash flows used in operating activities:
Net (loss) income	$(25,935)	$451
Adjustments to reconcile net (loss) income to net cash flows used in operating activities:
Depreciation and amortization	54	26
Amortization of debt issuance costs	631	531
Change in deferred taxes	455	324
Accretion of interest on subordinated payable to Technology Partner	626	417
Change in fair value of warrant liability	15,118	280
Change in fair value of convertible notes	5,465	-
Loss on debt extinguishment	10,041	-
Provision for current expected credit losses	174	-
Changes in operating assets and liabilities:
Accounts receivable	(9,580)	(8,104)
Receivable from related party	465	130
Contract asset	212	5,880
Prepaid expenses and other current assets	(31)	6
Receivable from Technology Partner	(1,278)	(2,405)
Trade accounts payable	958	(19)
Accrued expenses and other liabilities	429	(574)
Contract liability	(1,318)	552
Payroll taxes payable	-	305
Deferred transaction costs	(96)	-
Net cash flows used in operating activities	(3,610)	(2,200)
Cash flows from investing activities:
Purchases of property and equipment	(9)	-
Net cash flow used in investing activities	(9)	-
Cash flows from financing activities:
Proceeds from term loans	-	5,000
Repayments of term loans	(3,029)	(2,063)
Proceeds from convertible note	700	-
Net cash flows (used in) provided by financing activities	(2,329)	2,937
Net change in cash	(5,948)	737
Cash, beginning of year	6,763	856
Cash, end of period	$815	$1,593
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$702	$670
Supplemental disclosure of non-cash investing and financing activities:
Issuance of warrant to purchase common shares	$-	$514
Transaction costs capitalized which are included in trade accounts payable and accrued expenses	$3,286	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Nature of the Business and Basis of Presentation

iLearningEngines, Inc. (together with its subsidiaries, the “Company,” or “ILE”), a company headquartered in Maryland, United States of America, was incorporated in Delaware on November 17, 2010. The Company offers an Artificial Intelligence (“AI”) platform focused on automation of learning and enabling organizations to drive mission critical outcomes at scale. The AI Learning and Engagement platform has cloud-based, mobile, offline and multimedia capabilities that can be used to deliver highly personalized learning and engagement modules. The Company has developed an in-process learning platform that enables organizations to deliver learning in the flow of day-to-day activities.

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The condensed consolidated financial statements include the accounts of iLearningEngines, Inc. and its wholly-owned subsidiaries.

A description of the Company’s significant accounting policies is included in the audited consolidated financial statements for the year ended December 31, 2023. No changes to significant accounting policies have occurred since December 31, 2023, other than new policy elections related to a debt amendment discussed in Note 5. Results of operations and cash flows for the interim periods presented herein are not necessarily indicative of the results that would be achieved during a full year of operations or in future periods. These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto, included in the Company’s consolidated financial statements for the year ended December 31, 2023.

Business Combination

On April 27, 2023, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Arrowroot Acquisition Corp. (NASDAQ: ARRW) (“Arrowroot”), a special-purpose acquisition company (“SPAC”), and ARAC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Arrowroot (“Merger Sub”). Upon closing of the Merger Agreement and upon approval by the shareholders of Arrowroot, the combined company will be renamed to “iLearningEngines, Inc.” and will be listed on the NASDAQ under the new ticker symbol “AILE.” Arrowroot has agreed to acquire all of the outstanding equity interests of the Company. Completion of the “SPAC Transaction” described herein, is subject to certain customary regulatory consents and approval by stockholders of Arrowroot and the Company.

The merger with Arrowroot closed on April 16, 2024. Refer to Note 14 for additional discussion.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk and Major Sales Channels

Financial investments that potentially subject the Company to credit risk consist of cash. The Company places its cash with certain U.S. financial institutions. At various times, the Company’s cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation (the “FDIC”). The Company has not experienced any losses of such amounts and management believes it is not exposed to any significant credit risk on its cash.

During the three months ended March 31, 2024, there were four customers, representing 16.7%, 13.5%, 11.3%, and 10.3%, respectively, who individually accounted for 10% or more of the Company’s revenue. During the three months ended March 31, 2023, there were four customers, representing 21.5%, 17.7%, 13.0% and 11.8%, respectively, who individually accounted for 10% or more of the Company’s revenue.

Fair Value Option (“FVO”) Election

The Company has convertible notes (refer to Note 6) and debt (refer to Note 5) which are accounted under the “fair value option election” discussed below.

Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivative and Hedging, (“ASC 815”), a financial instrument containing embedded features and /or options may be required to be bifurcated from the financial instrument host and recognized as separate derivative asset or liability, with the bifurcated derivative asset or liability initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date.

Alternatively, FASB ASC Topic 825, Financial Instruments, (“ASC 825”) provides for the “fair value option” (“FVO”) election. In this regard, ASC 825-10-15-4 provides for the FVO election (to the extent not otherwise prohibited by ASC 825-10-15-5) to be afforded to financial instruments, wherein the financial instrument is initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date, with changes in the estimated fair value recognized as other income or expense in the statement of operations.

The estimated fair value adjustment of convertible notes, including the component related to interest expense, is presented in a single line item, “Change in fair value of convertible notes”, within the condensed consolidated statement of operations (as provided for by ASC 825-10-50-30(b)). As further discussed in Note 5, there was no change in the fair value of the Amended Term Loans between the date of the amendment on March 27, 2024 and March 31, 2024.

Further, as required by ASC 825-10-45-5, to the extent a portion of the fair value adjustment is attributed to a change in the instrument-specific credit risk, such portion would be recognized as a component of other comprehensive income (“OCI”), however there have been no such adjustments with respect to the convertible notes or debt which are accounted for under the fair value option.

Deferred Transaction Costs

The Company has incurred direct and incremental transaction costs related to the merger with Arrowroot. Transaction costs of $6.9 million and $4.0 million were deferred and capitalized to the “Deferred transaction costs” line item within the condensed consolidated balance sheets as of March 31, 2024 and December 31, 2023, respectively.

After consummation of the merger, these costs will be recorded to shareholders’ deficit as a reduction of additional paid-in capital generated as a result of the merger. As of March 31, 2024, and December 31, 2023, $2.8 million and $1.1 million of unpaid transaction costs are included within the “Trade accounts payable” line item, and $0.5 million and $1.6 million are included within the “Accrued expenses” line item, within the condensed consolidated balance sheets, respectively.

Accounts Receivable and Provision for Credit Losses

Accounts receivable are uncollateralized, noninterest bearing customer obligations due under normal trade terms and generally requiring payment within 30 to 90 days of the invoice date. Accounts receivable are stated at the amount billed to the customer, net of provision for credit losses in accordance with ASC 326, Financial Instruments-Credit Losses. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice, or, if unspecified, are applied to the earliest unpaid invoice.

The estimation of the provision for credit loss is based on an analysis of historical loss experience, current receivables aging, any known or expected changes to the customers’ ability to fulfill their payment obligations, and management’s assessment of current conditions and estimated future conditions. The general CECL reserve is measured on a collective (pool) basis when similar risk characteristics exist for multiple financial instruments. The Company notes its account receivables do not similar risks, and the Company measures the CECL reserve on an individual customer account basis.

At the end of each reporting period, the provision for credit losses is reviewed relative to management’s expected credit loss model and is adjusted as necessary. The expense associated with the provision for expected credit losses is recognized in selling, general, and administrative expenses in the consolidated statements of operations. Accounts receivable write-offs are recorded when management believes it is probable a receivable will not be recovered. The provision for credit losses as of March 31, 2024 and December 31, 2023 were $0.5 million and $0.3 million, respectively.

The following table shows the change in the Company’s provision for credit losses recognized for receivables between December 31, 2023 and March 31, 2024 (in thousands):

Balance
Provision for credit losses as of December 31, 2023	$336
Change in provision for credit losses during the three months ended March 31, 2024	174
Provision for credit losses as of March 31, 2024	$510

Revenue Recognition

Disaggregation of Revenue

The Company disaggregates revenue into categories that depict the nature, amount, and timing of revenue and cash flows based on differing economic risk profiles for each category. In concluding such disaggregation, the Company evaluated the nature of the products and services, consumer markets, sales terms, and sales channels which have similar characteristics such that the level of disaggregation provides an understanding of the Company’s business activities and historical performance. The level of disaggregation is evaluated annually and as appropriate for changes to the Company or its business, either from internal growth, acquisitions, divestitures, or otherwise. Revenue from implementation services and combined software license and maintenance is recognized over the respective performance obligation period. As such, there is no disaggregation of revenue by point in time as all of the Company’s revenue is recognized over time.

With respect to the Company’s disaggregation of revenue by customer geography, geography is primarily determined based on the location of the customer identified in the contract. Under certain arrangements, the Company enters contracts with the Technology Partner (refer to Note 4 for additional information about the Company’s contractual arrangements with the Technology Partner) though which the Technology Partner purchases and integrates the ILE platform into the Technology Partner’s own software solution provided to one of the Technology Partner’s customers. In this type of contractual arrangement, the Company identifies the Technology Partner as its customer. In contractual arrangements in which the Technology Partner is identified as the customer, the Technology Partner’s end customer may or may not be known by the Company In cases in which the Technology Partner’s customer is known to the Company, the geography is determined based on the location of the Technology Partner’s customer and conversely, in cases in which the Technology Partner’s customer is not known, the customer geography is determined based on the geography of the Technology Partner. The following table presents this disaggregation of revenue by customer geography:

	Three Months Ended March 31,
	2024	2023
	(In thousands)
North America	$54,317	$45,011
India	51,873	34,795
Other(1)	18,745	14,174
Total Revenues	$124,935	$93,980

(1)	Other includes customers in Middle East and Europe.

The following table presents to disaggregation of revenue by type of revenue:

	Three Months Ended March 31,
	2024	2023
	(In thousands)
Revenue related to implementation services	$5,200	$4,660
Combined software license and maintenance revenues	119,735	89,320
Total Revenues	$124,935	$93,980

Contract asset

Contract asset balances represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for software licenses already delivered, implementation services, and maintenance services already performed but invoiced in arrears. As of March 31, 2024 and December 31, 2023 contract assets were $0.3 million and $0.5 million, respectively.

Contract liability

Contract liability represents either customer advance payments or billings for which the revenue recognition criteria has not yet been met. Contract liability is primarily unearned revenue related to combined software and maintenance services. As of March 31, 2024 and December 31, 2023, the contract liability balance was $1.4 million and $2.8 million.

Remaining performance obligations

As of March 31, 2024, the total remaining performance obligations under the Company’s contracts with customers was $447.0 million, and the Company expects to recognize approximately 86% of the remaining performance obligations as revenue within the next twelve months. As of December 31, 2023, the total remaining performance obligations under the Company’s contracts with customers was $409.6 million, and the Company recognized revenues on approximately 90% of these remaining performance obligations over the year ended December 31, 2023.

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (CODM). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. The Company is still evaluating the impact of this standard on its condensed consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. ASU No. 2023-09 requires a public business entity (PBE) to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all period presented. The Company is still evaluating the impact of this standard on its condensed consolidated financial statements.

3. Accrued Expenses

The following table presents the components of accrued expenses as of March 31, 2024 and December 31, 2023:

	As of
	March 31, 2024	December 31, 2023
	(In thousands)
Accrued income taxes	$2,495	$1,742
Other accrued expenses(1)	1,355	1,240
Total	$3,850	$2,982

(1)	Other Accrued Expense includes accrued professional service fees, accrued interest, accrued compensation and benefits, and other current liabilities.

4. Technology Partner

In 2019, the Company entered a Master Agreement (“MA”) with the Technology Partner, which allows for quarterly netting of amounts collected by the Technology Partner from end-users, against the cost of the Technology Partner’s services rendered and billable to the Company. The MA has an initial term of five years with an automatic renewal for five additional years.

On January 1, 2021, the Company amended the interest rate with the Technology Partner which changed from a 12-month LIBOR rate plus 2.0% to a fixed rate of 3.99% through December 31, 2023. On January 5, 2024, the Company amended the interest rate with the Technology Partner to a fixed rate of 5.99% through December 31, 2024. The Company is not required to repay any outstanding balance or accrued interest until the tenth anniversary of the effective date of termination of the MA. As of the date of these condensed consolidated financial statements, the MA has not been terminated.

The following table summarizes the expenses charged to Company by the Technology Partner that are presented within “Cost of revenue”, “Selling, general and administrative expenses”, and “Research and development expenses” on the condensed consolidated statements of operations for the three months ended March, 31 2024 and 2023:

	Three Months Ended March 31,
	2024	2023
	(In thousands)
Cost of revenue	$38,673	$31,541
Selling, general and administrative expense	37,063	29,533
Research and development expense	37,048	28,581
	$112,784	$89,655

Subordinated Payable to the Technology Partner

On December 30, 2020, the Company and the Technology Partner entered into a subordination agreement whereby the payable to the Technology Partner became subordinated to the 2020 and 2021 Term Loans (refer to Note 5).

The following table presents a reconciliation of the change in subordinated payable to the Technology Partner between December 31, 2023 and March 31, 2024 (in thousands):

Subordinated payable to Technology Partner

Balance as of December 31, 2023	$49,163
Accrued interest	626
Balance as of March 31, 2024	$49,789

Interest expense related to the subordinated payable to the Technology Partner was $0.6 million for the three months ended March 31, 2024.

Net Receivable from Technology Partner

Subsequent to the execution of the subordination agreement, the Company and the Technology Partner resumed quarterly netting of collections and the cost of services provided with the same interest rate terms defined above.

The following table presents a reconciliation of the changes in the net receivable from Technology Partner between December 31, 2023 and March 31, 2024 (in thousands):

Net Receivable from Technology Partner

Balance of receivable from Technology Partner as of December 31, 2023	$13,602
Collections by Technology Partner	113,732
Cost of services provided by Technology Partner	(112,784)
Net cash transfers between Company and Technology Partner	330
Balance of receivable from Technology Partner as of March 31, 2024	$14,880

5. Debt

The following table presents the components of the Company’s debt as of March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
	(In thousands)
2020 Term Loans	$-	$2,697
2021 Term Loans	-	12,299
2023 Term Loans	-	10,000
Amended Term Loans	26,026	-
	26,026	24,996
Less: Discount on debt	-	3,800
	26,026	21,196
Less: Current portion	26,026	10,517
Long-term portion of debt	$-	$10,679

Contractual interest expense related to the 2020 Term Loan, 2021 Term Loan, and 2023 Term Loan (collectively, the “Term Loans”), was $0.7 million and $0.7 million for the three months ended March 31, 2024 and March 31, 2023 and the amortization of debt issuance costs was $0.7 million and $0.5 million for the three months ended March 31, 2024 and March 31, 2023, respectively.

Amendment to 2020, 2021 and 2023 Term Loans

On March 27, 2024, ILE entered into an agreement to amend the 2020, 2021 and 2023 Term Loans (the “Amendment”). The amended terms consisted of:

(i)	revision to the amortization schedule for the Term Loans in exchange for 1,019,999 shares of “NewCo” (defined in Note 14 - Subsequent Events) common stock to be issued upon completion of the SPAC Transaction (the “Loan Restructuring Shares”)

(ii)	agreement to terminate the outstanding warrants issued in connection with the Term Loans and the respective put rights associated with each, in exchange for the Company’s agreement to provide the respective lenders with an aggregate amount of 3,399,999 shares of NewCo common stock to be issued upon completion of the SPAC Transaction.

Pursuant to the Amendment, if the Company repays the “Amended Term Loans” in full, on or before (i) April 15, 2024, then 90% of the Loan Restructuring Shares will be canceled, (ii) May 1, 2024, then 80% of the Loan Restructuring Shares will be canceled, and (iii) July 1, 2024, then 50% of the Loan Restructuring Shares will be canceled.

In addition, the Amendment provides that, if the Company prepays the Amended Term Loans, then at the Company’s option, the Company may prepay 50% of the amount of scheduled but unpaid payments of interest that would have accrued after the prepayment date by issuing a number of shares of NewCo common stock obtained by dividing (A) the product of (x) the unpaid scheduled interest payments and (y) 2.75, by (B) the volume-weighted average price of NewCo common stock over the seven (7) trading days immediately preceding the date of issuance.

The Loan Restructuring Shares were determined to be classified as a liability initially measured at fair value with subsequent changes in fair value recorded in earnings. The initial fair value of the Loan Restructuring Shares was determined to be $2.8 million. The Loan Restructuring Shares are presented within “Loan restructuring share liability” in the accompanying consolidated balance sheet. There was no change in fair value between the date of the initial fair value determined on March 27, 2024 and March 31, 2024.

The Amendment was accounted for as a debt extinguishment under US GAAP, through which the Company recorded a $10.0 million loss on debt extinguishment within the accompanying condensed consolidated statement of operations.

The Company elected to account for the Amended Term Loans under the fair value option. Under the fair value option, the balance is subsequently measured at fair value for each reporting period with changes in fair value, including changes due to instrument specific credit risk, recorded in earnings. The initial fair value of the Amended Term Loans was determined to be $26.0 million and there were no changes in fair value between the date of the Amendment on March 27, 2024 and March 31, 2024:

Amended Term Loans
(In thousands)
Fair value on March 27, 2024	$26,026
Change in fair value of term loan due to instrument-specific credit risk	-
Remaining changes in fair value	-
Fair value as of March 31, 2024	$26,026

On April 18, 2024, the Company prepaid the full amount of the Amended Term Loans using a combination of cash and 159,379 shares of NewCo common stock. Based on the timing of the prepayment, 815,999 Loan Restructuring Shares were canceled.

Debt Covenant Compliance

The Company’s 2020, 2021, and 2023 Term Loans were subject to covenant clauses. Covenant breaches related to timely filing of payroll tax returns and failure to maintain $2.0 million of restricted cash were waived by the respective lenders as part of the Amendment. Due to the waivers obtained, as of March 31, 2024, the Company is in compliance with all debt covenants.

Warrants

The following is a schedule of changes in warrants issued and outstanding from December 31, 2023 to March 31, 2024:

Units
Outstanding as of December 31, 2023	1,094,299
Warrants issued	-
Outstanding as of March 31, 2024	1,094,299

The fair value of the warrant liability was determined using an option pricing model, see Note 11, Fair Value Measurements, for disclosure in assumption of the warrant liability.

6. Convertible Notes

The following is a schedule of the Company’s convertible notes at fair value as of March 31, 2024, and December 31, 2023:

	March 31, 2024	December 31, 2023
	(In thousands)
2023 Convertible Notes	$35,936	$31,547
2024 Convertible Notes	1,776	-
Total	$37,712	$31,547

On April 27, 2023, the Company entered into the 2023 convertible note purchase agreement (the “2023 Convertible Note Purchase Agreement”) pursuant to which the Company issued and sold 2023 Convertible Notes with an aggregate principal amount of $17.4 million. The 2023 Convertible Notes mature on October 27, 2025, unless converted earlier, redeemed, or repurchased prior to the maturity date.

On March 21, 2024 (“Issuance Date”), the Company entered into the 2024 convertible note purchase agreement (the “2024 Convertible Notes”) pursuant to which the Company issued and sold 2024 Convertible Notes with an aggregate principal amount of $0.7 million. The 2024 Convertible Notes mature 30 months after the Issuance Date.

The 2024 Convertible Notes contain a make whole provision, such that for each share of each common stock converted under the 2024 Convertible Notes, a number of additional incentive shares (rounded down to the nearest whole share) equal to (i) $10.00 (the “Conversion Price”), divided by the greater of (i) the volume-weighted average price of the NewCo common shares over the ten trading days immediately preceding November 30, 2024 (the “Reference Date”) and (ii) $1.00 (the “Reference Price”), minus (ii) one will be issued. The Conversion Price and Reference Price shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during the period beginning on the date the NewCo common shares are issued upon conversion of the 2024 Convertible Notes and ending on the Reference Date.

The 2023 and 2024 Convertible Notes bear simple interest, accrued on a daily basis in arrears, at a rate of 15.0% per annum until aggregate accrued interest is greater than 25.0% of the principal amount, and at a rate of 8.0% per annum thereafter.

The 2023 and 2024 Convertible Notes are convertible to shares including under the following circumstances:

•	upon the occurrence of an equity financing, the lender can elect to exchange the convertible notes into the number of shares of equity securities issued in such equity financing equal to the note balance divided by the equity price in such equity financing and

•	immediately prior to the consummation of a qualified de-SPAC transaction, the convertible notes shall automatically convert, in whole, into shares of common stock of the Company thereby entitling the lender to receive a number of shares equal to (i) 2.75, multiplied by the outstanding principal under each convertible note, plus all accrued and unpaid interest thereon, divided by (ii) $10.00.

Additionally, pursuant to the respective convertible note purchase agreements, the Company may prepay the 2023 and 2024 Convertible Notes in cash without the consent of the holders, at an amount equal to the balance of the note before maturity.

As of March 31, 2024, the fair value of the 2023 and 2024 Convertible Notes was $35.9 million and $1.8 million, respectively, and the corresponding change in fair value recorded within the accompanying condensed consolidated statements of operations for the three months ended March 31, 2024 was $5.5 million. The fair value of the 2023 Convertible Notes as of December 31, 2023 was $31.5 million.

7. Share-Based Compensation

On August 12, 2021, the Company adopted the 2020 Equity Incentive Plan (the “Plan”). The total restricted stock units (“RSUs”) granted under the Plan as of March 31, 2024 and December 31, 2023 was 8,338,438. The awards have a four year service requirement with a one-year cliff vesting starting on the employment date and are subject to the Liquidity Event provision defined below.

As of March 31, 2024 and December 31, 2023, the Company had 39,883,388 shares of restricted stock awards outstanding with the Company’s founders with a ten-year service requirements starting on the day of the Liquidity Event (defined below) (the “Founder Restricted Shares”) and 360,290 restricted shares outstanding with a former employee, in which the service requirement had been deemed met on the grant date (together with the Founder Restricted Shares, the “Restricted Shares”). The Company’s 40,243,678 outstanding Restricted Shares participate on par with common shares in all distributions from the Company, as the holders of these restricted shares are entitled to non-forfeitable dividend rights. Each of the RSUs and Restricted Shares is subject to a change of control provision; an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); a direct listing on the Nasdaq Global Select Market or New York Stock Exchange; or the Company’s completion of a merger or consolidation with a SPAC whereby the surviving company’s common stock are publicly traded in a public offering pursuant to an effective registration statement under the Securities Act (collectively, the “Liquidity Events”).

The summary of nonvested RSUs and Restricted Shares whose vesting is subject to the achievement of a Liquidity Event for the period ended March 31, 2024 is disclosed below:

	Shares	Weighted Average Grant Date Fair Value
RSUs
Nonvested as of January 1, 2024	8,338,438	$4.09
Granted	-	-
Nonvested as of March 31, 2024	8,338,438	$4.09

	Shares	Weighted Average Grant Date Fair Value
Restricted Shares
Nonvested as of January 1, 2024	40,243,678	$3.53
Granted	-	-
Nonvested as of March 31, 2024	40,243,678	$3.53

The aggregate unrecognized compensation expense for these awards whose vesting is subject to the achievement of a Liquidity Event is $176.1 million as of March 31, 2024.

The vesting of these RSUs and Restricted Shares is contingent upon the Liquidity Events that are considered not probable of occurring until it actually occurs, therefore no share-based compensation expense will be recognized until any of the Liquidity Events are achieved.

8. Income Taxes

The Company’s income tax provision is computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit. For the three months ended March 31, 2024 and 2023, the Company recorded an income tax expense of $1.2 million and income tax benefit of $0.2 million, respectively.

The Company’s estimate of the realizability of the deferred tax asset is dependent on estimates of projected future levels of taxable income. In analyzing future taxable income levels, the Company considered all evidence currently available, both positive and negative. Accordingly, as of March 31, 2024 and December 31, 2023, the Company no longer maintains a valuation allowance outside of the Australia and India jurisdiction.

9. Net (Loss) Income Per Share

Basic net (loss) income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net (loss) income per share is computed using the weighted-average number of common shares and, if dilutive, common share equivalents outstanding during the period.

The computation of basic and diluted net (loss) income per share and weighted-average shares of the Company’s common stock outstanding during the periods presented is as follows:

	Three Months Ended March 31,
	2024	2023
	(In thousands, except share and per share amounts)
Basic net (loss) income per share:
Net (loss) income	$(25,935)	$451
Income allocated to participating securities	-	(133)
Net (loss) income attributable to common stockholders – basic	$(25,935)	$318

Diluted net (loss) income per share:
Net (loss) income attributable to common stockholders – basic	$(25,935)	$451
Interest expense on the 2019 Convertible Notes	-	(133)
Net (loss) income attributable to common stockholders – diluted	$(25,935)	$318

Shares used in computation:
Weighted-average common shares outstanding	95,782,605	95,782,605
Weighted-average effect of dilutive securities:
Diluted weighted-average common shares outstanding	95,782,605	95,782,605

Net (loss) income per share attributable to common stockholders:
Basic	$(0.27)	$0.00
Diluted	$(0.27)	$0.00

There were no dividends declared or accumulated on the common shares during the three months ended March 31, 2024 and 2023. The Company applies the two-class method to its Restricted Shares, which contains non-forfeitable dividend rights and thereby meets the definition of participating securities, which requires earnings available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed. Net loss is not allocated to participating securities in accordance with the contractual terms. The Company’s weighted average restricted shares outstanding was 40,243,678 for the three months ended March 31, 2024 and 2023. The Company excluded the following securities, presented based on amounts outstanding at each period end, from the computation of diluted net (loss) income per share attributable to common stockholders for the periods indicated, as including them would have had an anti-dilutive effect:

	Three Months Ended March 31,
	2024	2023
Warrants to purchase common stock(1)	1,094,299	873,618
RSUs(2)	8,338,438	7,138,438
Contingent consideration to In2vate(3)	34,030	34,030
Convertible Notes(4)	5,157,432	-
Restricted Shares(5)	40,243,678	40,243,678
Loan restructuring share liability(5)	1,019,999	-

(1)	Warrants of 220,681 are out-of-the-money during the three months ended March 31, 2024. The warrants of 873,618 are in-the-money during the three months ended March 31, 2024, however, are not considered exercised as the Company is in a net loss position.. The warrants of 873,618 are out-of-the money during the three-months ended March 31, 2023. Therefore, all warrants are excluded from the dilutive EPS calculation.

(2)	RSUs are subject to the vesting condition under the Liquidity Event, as discussed in Note 7 – Share Based Compensation. As these securities are considered as contingently issuable shares where the contingency has not been met at the end of the reporting period, they are excluded from the dilutive net income (loss) per share calculation for the periods presented.

(3)	Contingencies underlying contingent consideration payable to In2vate was not met as of the end of the reporting period. Therefore, these shares have been excluded from the dilutive net (loss) income per share calculation for the periods presented.

(4)	If-converted method was applied to the Convertible Notes, in which the impact was anti-dilutive for the three months ended March 31, 2024. Therefore, they are excluded from the dilutive EPS calculation.

(5)	Restricted Shares and Loan Restructuring Shares were excluded from dilutive earnings per share calculation for the three months ended March 31, 2024 as the impact of including such shares would be anti-dilutive.

10. Payroll Taxes Payable

The Company has not paid or filed employment payroll tax returns for any period from inception through December 31, 2020. The federal and state withholding tax, employer payroll taxes, penalties, and interest liability from inception of the Company through December 31, 2023 and related penalties and interest were recorded within Payroll Taxes Payable on the condensed consolidated balance sheets. The total liability was $3.0 million each as of March 31, 2024 and December 31, 2023, respectively. The related charge for these accruals is recorded to “Selling, general, and administrative expenses” within the condensed consolidated statements of operations.

11. Fair Value Measurements

The Company’s financial instruments consist of warrant liability, 2020 Term Loans, 2021 Term Loans, 2023 Term Loans, Amended Term Loans, 2023 and 2024 Convertible Notes, Loan Restructuring and Subordinated Payable to Technology Partner.

The carrying value and estimated fair value of the Company’s 2020 Term Loans, 2021 Term Loans, 2023 Term Loans, Amended Term Loans, 2023 Convertible Notes, 2024 Convertible Notes, Loan Restructuring and Subordinated Payable to Technology Partner as of March 31, 2024 and December 31, 2023, were as follows:

	March, 31, 2024			December, 31, 2023
	Principal amount	Carrying amount	Fair value	Principal amount	Carrying amount	Fair value
	(In thousands)
2020 Term Loans	$-	$-	$-	$2,697	$2,483	$2,697
2021 Term Loans	-	-	-	12,299	11,498	12,299
2023 Term Loan	-	-	-	10,000	7,215	10,000
Amended Term Loans	21,967	26,026	26,026	-	-	-
2023 Convertible Notes	17,400	35,936	35,936	17,400	31,547	31,547
2024 Convertible Notes	700	1,776	1,776	-	-	-
Subordinated payable to Technology Partner	49,789	49,789	49,789	49,163	49,163	49,163
Loan restructuring share liability	-	2,813	2,813	-	-	-
	$89,856	$116,340	$116,340	$91,559	$101,906	$105,706

With respect to the 2020 Term Loans, 2021 Term Loans, 2023 Term Loans, the Company concluded the fair values as of December 31, 2023 approximated the principal value. For Subordinated Payable to Technology Partner, the Company determined that the fair value approximated the principal value as of March 31, 2024 and December 31, 2023. The 2023 and 2024 Convertible Notes and the Loan restructuring share liability are presented are carried at fair value for each period presented.

The fair values of the 2023 and 2024 Convertible Notes, Loan restructuring share liability and Amended Term Loans are estimated using a scenario-based approach which considers the conversion feature and related payoffs within each scenario.

The level 3 inputs used in the valuation model for the Amended Term Loans as of March 31, 2024 included the following:

	March 31, 2024
Redemption Event	Prepay by April 15, 2024	Prepay by May 1, 2024	Prepay by July 1, 2024	Hold-to- Maturity	Private Sale
Discount spread	27.90%	27.90%	27.90%	27.90%	27.90%
Probability	5%	48%	38%	5%	5%
Term matched risk- free rate	5.49%	5.49%	5.46%-5.49%	4.47%-5.49%	4.47%-5.49%

The level 3 inputs used in the valuation model for the 2024 Convertible Notes as of March 31, 2024 included the following:

	March 31, 2024
Redemption Event	De-SPAC Transaction	Hold-to- Maturity
Probability	95%	5%
Time to event date (years)	0.04	2.48
Discount spread	574.2%	574.2%
Risk-free rate	5.6%	4.6%
Discount yield	579.8%	578.8%

The level 3 inputs used in the valuation model for the 2023 Convertible Notes as of March 31, 2024 and December 31, 2023 included the following:

	March 31, 2024
Redemption Event	De-SPAC Transaction	Hold-to- Maturity
Probability	95%	5%
Time to event date (years)	0.04	1.58
Discount spread	574.2%	574.2%
Risk-free rate	5.6%	4.8%
Discount yield	579.8%	579.0%

	December 31, 2023
Redemption Event	Equity Financing	De-SPAC Transaction	Hold-to- Maturity
Probability	8.0%	90.0%	2.0%
Time to event date (years)	0.13	0.13	1.82
Discount spread	574.2%	574.2%	574.2%
Risk-free rate	5.6%	5.6%	4.4%
Discount yield	579.8%	579.8%	578.6%

The fair value of the warrant liability and Loan restructuring share liability was determined using an option pricing model which utilized the following level 3 inputs:

	March 31, 2024
	Private Sale Scenario (5% Probability)	SPAC Scenario (95% Probability)
Volatility	65.0%	45.0%
Risk-free interest rate	5.1%	5.42%
Dividend yield	0.0%	0.0%
Exercise price for $6.94 warrants	$6.94	$6.94
Exercise price for $10.14 warrants	$10.14	$10.14
Discount for Lack of Marketability	0.0%	2.0%
Term	0.75 Years	0.04 Years
Equity value(1)	$588,496,671	$1,233,314,103

(1)	Equity value was derived from weighted average of discounted cash flow, guideline company method, and transaction methodologies.

	December 31, 2023
	Private Sale Scenario (10% Probability)	SPAC Scenario (90% Probability)
Volatility	60.0%	50.0%
Risk-free interest rate	4.7%	5.5%
Dividend yield	0.0%	0.0%
Exercise price for $6.94 warrants	$6.94	$6.94
Exercise price for $10.14 warrants	$10.14	$10.14
Term	1.0 Years	0.1 Years
Equity value(1)	$585,798,557	$1,235,675,336

(1)	Equity value was derived from weighted average of discounted cash flow, guideline company method, and transaction methodologies.

The Company’s liabilities measured at fair value on a recurring basis were categorized as follows within the fair value hierarchy.

	March 31, 2024
	Level 1	Level 2	Level 3	Total
	(In thousands)
Liabilities
Warrant liabilities	$-	$-	$26,988	$26,988
Amended Term Loans	-	-	26,026	26,026
2023 Convertible Notes	-	-	35,936	35,936
2024 Convertible Notes	-	-	1,776	1,776
Loan restructuring share liability	-	-	2,813	2,813
Total liabilities	$-	$-	$93,539	$93,539

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	(In thousands)
Liabilities
Warrant liability	$-	$-	$11,870	$11,870
2023 Convertible Notes	-	-	31,547	31,547
Total liabilities	$-	$-	$43,417	$43,417

The following table summarizes the activity for the Company’s Level 3 liabilities measured at fair value:

	Warrant Liability	Convertible Notes	Loan Restructuring	Amended Term Loans
	(In thousands)
Balance as of December 31, 2023	$11,870	$31,547	$-	$-
Issuance	-	700	2,813	26,026
Change in fair value	15,118	5,465	-	-
Balance as of March 31, 2024	$26,988	$37,712	$2,813	$26,026

During the three months ended March 31, 2024 and 2023, there were no transfers between Level 1 and Level 2, nor into and out of Level 3.

12. Commitments and Contingencies

Contingencies

The Company evaluates for any potential impact of loss contingencies that are probable and reasonably estimable. As of March 31, 2024, there were no loss contingencies recorded.

While the Company does not anticipate that the resolution of any ongoing matters will have a material impact on its results of operations, financial condition, or cash flows, it is important to note that the ultimate outcome of these matters remains uncertain. In the event of an unfavorable resolution of one or more of these contingencies, it could have a material effect on the Company’s financial condition, results of operations, or cash flows.

The Company will continue to monitor these matters and disclose any significant developments or changes in future financial statements as necessary.

Purchase Commitments

The Company entered into a long-term software licensing contract with a major customer that commenced in 2018 and is set to expire in June 2024, subject to an additional 5-year renewal. The contract has an annual value of $50.3 million. As part of the agreement, the Company installs its software licenses on the customer’s servers, and in exchange, the customer pays an annual fee for access to the software license and related maintenance services. Additionally, the Company has a separate contract with the customer for the purchase of the customer’s end-user data. This data is essential for the Company’s development and utilization of its next-generation artificial intelligence platform. The annual price for this data acquisition amounts to approximately $30.0 million.

The sale of the software license and the purchase of the customer’s end-user data are treated as distinct and independent transactions. Furthermore, the software licensing contract and the data acquisition contract can be canceled individually without affecting the other contract, with the data acquisition contract requiring twelve months notice for cancellation by either party. Due to the distinct nature of the data acquisition from the customer, which is obtained at fair value and used primarily for research and development purposes, the revenue generated from the software licensing contract is recognized on a gross basis. Conversely, the expenses associated with the data acquisition are also recognized on a gross basis and classified as research and development expenses.

Financial Advisor Agreement

The Company has a financial advisory agreement in place with a designated financial advisor to assist with any future equity fundraising activities. According to the terms of the agreement, the financial advisor will receive compensation based on the following structure:

For equity raises comprising less than a majority of the Company’s equity capitalization, the financial advisor will be entitled to a fee equal to 5.0% of the gross proceeds generated from the equity raise.

In the event of an equity raise comprising a majority of the Company’s equity capitalization, the financial advisor’s compensation will be calculated based on the greater of the following:

i)	A flat fee of $3.5 million.

ii)	1.0% of the aggregate value of the equity raise up to $1.0 billion, plus an additional 1.5% of the portion of the aggregate value of the equity raise that exceeds $1.0 billion.

These compensation terms outline the financial advisor’s entitlement to fees based on the successful completion of equity fundraising activities. For non-equity transactions the specific fee is open to negotiation on a transaction-by-transaction basis to ensure that the financial advisor’s compensation aligns with the scale and significance of the equity raise, considering the Company’s equity capitalization and the total value of the funds raised.

On March 27, 2024, the Company and the financial advisor amended the financial advisory agreement to provide that, in lieu of payment in cash of the full amount of any advisory fees or other fees or expenses owed under the financial advisor agreement, the Company will pay the financial advisor $7,500,000 in cash or NewCo shares, at the sole discretion of the Company. As of March 31, 2024 and December 31, 2023, the financial advisor’s fees were not yet probable of being paid, nor was the amount of the payment determinable. As a result, no amount is accrued within the condensed consolidated balance sheets at either period, for the potential compensation outlined within the financial advisor agreement.

Litigation

The Company is involved in litigation arising in the normal course of business. Such litigation is not expected to have a material effect on the Company’s financial condition, results of operations, and cash flows.

13. Related-Party Transactions

Receivable from related party

The Company had outstanding receivables from Directors in the amount of $0.5 million as of December 31, 2023, related to expenses that the Company incurred on behalf of the Directors.

In February 2024, the Company collected the full amount of the related party receivable from each Director. There is no outstanding balance as of March 31, 2024.

14. Subsequent Events

The Company has evaluated all events subsequent to March 31, 2024 and through May 15, 2024, which represents the date these condensed consolidated financial statements were available to be issued. The Company is not aware of any subsequent event that would require recognition or disclosure in the condensed consolidated financial statements other than those described below.

Closing of the Merger and Related Transactions

On April 16, 2024, (the “Closing Date”), the Company consummated the previously announced merger contemplated by the Merger Agreement dated April 27, 2023 (the “SPAC Transaction”). Refer to Note 1 for additional detail.

The business combination is being accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, although Arrowroot issued shares for outstanding equity interests of iLearningEngines, Inc. in the business combination, Arrowroot is treated as the “acquired” company for financial reporting purposes. Accordingly, the business combination is treated as the equivalent of the Company issuing stock for the net assets of Arrowroot, accompanied by a recapitalization. The net assets of Arrowroot is stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of the Company.

In connection with the closing of the business combination, Arrowroot Acquisition Corp. (NASDAQ: ARRW) changed its name to “iLearningEngines, Inc.” (“NewCo”) and is listed on the NASDAQ under the new ticker symbol “AILE”.

On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement:

(i)	Current ILE stockholders own 109,684,738 shares of NewCo common stock on the Closing Date in exchange for former ILE shares;

(ii)	Former Arrowroot public stockholders own 638,977 shares of NewCo common stock on the Closing Date in exchange for former Arrowroot public shares;

(iii)	Current and former affiliates of Arrowroot own 8,674,617 shares of NewCo common stock on the Closing Date in exchange for former Arrowroot convertible and promissory notes;

(iv)	Convertible note investors (not including affiliates of Arrowroot) own 11,551,784 shares of NewCo common stock on the Closing Date in exchange for former ILE convertible notes (see “Convertible Note Purchase Agreement” below for portion of convertible notes entered into on Closing Date);

(v)	The 2020 Lender, 2021 Lender and 2023 Lender own 4,419,998 shares of NewCo common stock on the Closing Date based on amendments to term loans (see “Amendments to 2020, 2021 and 2023 Term Loan” below for further details). Upon repayment of the term loans on April 18, 2024, 815,999 of the shares of NewCo common stock were cancelled.

Convertible Note Purchase Agreement

In connection with the SPAC Transaction, the Company issued and converted $29.4 million of 2024 Convertible Notes. The Company issued $0.7 million of convertible notes on March 21, 2024, and $28.7 million of convertible notes on the Closing Date (collectively, the “2024 Convertible Notes”). The 2024 Convertible Notes were converted to 8,089,532 common shares of NewCo on the Closing Date.

Negotiation of Payables to Third-Party Vendors

The Company negotiated concessions on accounts payable to other third-party vendors in several forms. The form of concessions include: (1) providing a discount to the total amount payable, (2) the option to settle certain payables in common stock, and (3) entering into a deferred payment agreement for certain payables. The concessions became effective on the Closing Date.

Proposed 2024 Equity Incentive Plan

The Company proposed a new equity incentive plan for 2024 and the plan was approved on April 1, 2024.

East West Bank Financing

On April 17, 2024 (the “Loan Closing Date”), Legacy iLearningEngines entered into a Loan and Security Agreement (the “Revolving Loan Agreement”), by and among Legacy iLearningEngines as borrower (“Borrower”), the lenders party thereto (the “Lenders”) and East West Bank, as administrative agent and collateral agent for the Lenders (“Agent”). The Revolving Loan Agreement provides for (i) a revolving credit facility in an aggregate principal amount of up to $40.0 million and (ii) an uncommitted accordion facility allowing the Borrower to increase the revolving commitments by an additional principal amount of $20.0 million at Borrower’s option and upon Agent’s approval (collectively, the “Revolving Loans”). Borrower drew $40.0 million in Revolving Loans on the Loan Closing Date, which was used (x) to repay in full Borrower’s Term Loans and (y) for general corporate purposes.

The obligations under the Revolving Loan Agreement are secured by a perfected security interest in substantially all of the Borrower’s assets except for certain customary excluded property pursuant to the terms of the Revolving Loan Agreement. On the Loan Closing Date, the Company and In2Vate, L.L.C., an Oklahoma limited liability company (the “Guarantors”) and wholly-owned subsidiary of Legacy iLearningEngines entered into a Guaranty and Suretyship Agreement (the “Guaranty”) with the Agent, pursuant to which the Guarantors provided a guaranty of Borrower’s obligations under the Revolving Loan Agreement and provided a security interest in substantially all of the Guarantors’ assets except for certain customary excluded property pursuant to the terms of the Guaranty.

The interest rate applicable to the Revolving Loans is Adjusted Term Secured Overnight Financing Rate (“SOFR”) (with an interest period of 1 or 3 months at the Borrower’s option) plus 3.50% per annum, subject to an Adjusted Term SOFR floor of 4.00%.

The maturity date of the Revolving Loans is April 17, 2027. The Revolving Loan Agreement contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness and dividends and other distributions. Borrower is also required to comply with the following financial covenants, which are more fully set forth in the Revolving Loan Agreement (i) minimum liquidity, (ii) minimum revenue performance to plan, (iii) minimum fixed charge coverage ratio and (iv) maximum leverage ratio.

The Revolving Loan Agreement also includes customary events of default, including failure to pay principal, interest or certain other amounts when due, material inaccuracy of representations and warranties, violation of covenants, specified cross-default and cross-acceleration to other material indebtedness, certain bankruptcy and insolvency events, certain undischarged judgments, material invalidity of guarantees or grant of security interest, material adverse effect and change of control, in certain cases subject to certain thresholds and grace periods. If one or more events of default occurs and continues beyond any applicable cure period, the Agent may, with the consent of the Lenders holding a majority of the loans and commitments under the facility, or will, at the request of such Lenders, terminate the commitments of the Lenders to make further loans and declare all of the obligations of the Company under the Revolving Loan Agreement to be immediately due and payable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

iLearningEngines, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iLearningEngines, Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for each of the three years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021.

Philadelphia, PA
April 22, 2024

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	As of December 31,
	2023	2022
Assets
Current assets:
Cash	$4,763	$856
Restricted cash	2,000	-
Accounts receivable, net of provision for credit loss of $336 and $0, respectively	73,498	34,698
Contract asset	509	9,408
Prepaid expenses	62	88
Total current assets	80,832	45,050
Receivable from Technology Partner	13,602	10,217
Receivable from related party	465	595
Other assets	729	885
Deferred tax assets, net	5,703	6,798
Deferred transaction costs	3,990	-
Total assets	$105,321	$63,545
Liabilities and shareholders’ deficit
Current liabilities:
Trade accounts payable	$3,753	$787
Accrued expenses	2,982	1,284
Current portion of long-term debt, net	10,517	8,138
Contract liability	2,765	2,106
Payroll taxes payable	3,037	2,789
Other current liabilities	116	237
Total current liabilities	23,170	15,341
Convertible notes	31,547	-
Warrant liability	11,870	7,645
Long-term debt, net	10,679	9,713
Subordinated payable to Technology Partner	49,163	47,495
Other non-current liabilities	74	126
Total liabilities	126,503	80,320

Shareholders’ deficit:
Common Shares $0.0001 par value: 200,000,000 shares authorized: 95,782,605 shares issued and outstanding at December 31, 2023 and December 31, 2022	10	10
Additional paid-in capital	36,384	36,384
Accumulated deficit	(57,576)	(53,169)
Total shareholders’ deficit	(21,182)	(16,775)
Total liabilities and shareholders’ deficit	$105,321	$63,545

The accompanying notes are an integral part of these consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Year Ended December 31,
	2023	2022	2021
Revenue	$420,582	$309,170	$217,867
Cost of revenue	132,154	93,890	64,834
Gross profit	288,428	215,280	153,033
Operating expenses:
Selling, general, and administrative expenses	140,897	105,966	74,434
Research and development expenses	128,544	97,436	70,913
Total operating expenses	269,441	203,402	145,347
Operating income	18,987	11,878	7,686
Other (expense) income:
Interest expense	(6,274)	(6,614)	(5,047)
Change in fair value of warrant liability	(771)	248	(83)
Change in fair value of convertible notes	(14,147)	-	-
Other expense	(45)	(21)	(3)
Total other expense, net	(21,237)	(6,387)	(5,133)
Net (loss) income before income tax (expense) benefit	(2,250)	5,491	2,553
Income tax (expense) benefit	(2,157)	5,975	(32)
Net (loss) income	$(4,407)	$11,466	$2,521
Net (loss) income per share – basic	$(0.05)	$0.08	$0.02
Net (loss) income per share – diluted	$(0.05)	$0.08	$0.02
Weighted average common shares outstanding – basic	95,782,605	95,728,760	94,697,428
Weighted average common shares outstanding – diluted	95,782,605	95,728,760	98,042,878

The accompanying notes are an integral part of these consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share amounts)

			Additional		Total
	Common Stock		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balances at January 1, 2021	94,483,835	$9	$34,928	$(67,156)	$(32,219)
Capital contribution from related party	—	—	574	—	574
Issuance of shares for cash	1,082,800	1	(1)	—	—
Net income	—	—	—	2,521	2,521
Balances at December 31, 2021	95,566,635	10	35,501	(64,635)	(29,124)
Issuance of shares from acquisition	215,970	—	883	—	883
Net income	—	—	—	11,466	11,466
Balances at December 31, 2022	95,782,605	10	36,384	(53,169)	(16,775)
Net loss	—	—	—	(4,407)	(4,407)
Balances at December 31, 2023	95,782,605	$10	$36,384	$(57,576)	$(21,182)

The accompanying notes are an integral part of these consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,
	2023	2022	2021
Cash flows used in operating activities:
Net (loss) income	$(4,407)	$11,466	$2,521
Adjustments to reconcile net income to net cash flows used in operating activities:
Depreciation and amortization	128	77	—
Share based compensation expense	—	—	39
Amortization of debt discount and debt issuance costs	2,103	3,248	2,186
Provision for deferred taxes	1,095	(6,798)	—
Accretion of interest on subordinated payable to Technology Partner	1,668	1,667	1,668
Change in fair value of warrant liability	771	(248)	83
Change in fair value of convertible debts	14,147	—	—
Provision for credit losses	336	—	—
Changes in operating assets and liabilities:
Accounts receivable	(39,136)	(18,740)	(5,395)
Receivable from related party	130	20	(350)
Contract asset	8,899	7,645	2,115
Advance to customer	—	362	(362)
Prepaid expenses and other current assets	26	(31)	(56)
Receivable from Technology Partner	(3,385)	(9,490)	(727)
Trade accounts payable	1,906	163	536
Accrued expenses and other current liabilities	(47)	702	(718)
Contract liability	659	613	613
Subordinated payable to Technology Partner	—	—	(10,503)
Payroll taxes payable	248	401	116
Deferred transaction costs	(1,307)	—	—
Net cash flows used in operating activities	(16,166)	(8,943)	(8,234)
Cash flows (used in) provided by investing activities:
Purchase of property and equipment	(24)	—	(18)
Cash acquired from business acquisition	—	161	—
Net cash flows (used in) provided by investing activities:	(24)	161	(18)
Cash flows provided by financing activities:
Proceeds from term loans	15,000	10,000	7,000
Repayment of term loans	(10,303)	(4,766)	(272)
Proceeds from convertible notes	17,400	—	—
Other financing activities	—	(3)	1
Net cash flows provided by financing activities:	22,097	5,231	6,729
Net change in cash	5,907	(3,551)	(1,523)
Cash and restricted cash, beginning of year	856	4,407	5,930
Cash and restricted cash, end of year	$6,763	$856	$4,407

Supplemental disclosure of cash flows information:
Cash paid during the year for interest	$2,510	$3,557	$922
Supplemental disclosure of non-cash investing and financing information:
Issuance of warrants to purchase common shares	$3,455	$1,027	$3,193
Issuance of equity for acquisition of In2vate, LLC	$—	$883	$—
Accrued transaction costs	$2,683	$—	$—
Capital contribution from cancellation of convertible notes	$—	$—	$574
Reconciliation of cash and restricted cash
Cash	$4,763	$856	$4,407
Restricted cash	$2,000	$—	$—
Total cash and restricted cash at end of year	$6,763	$856	$4,407

The accompanying notes are an integral part of these consolidated financial statements.

ILEARNINGENGINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

iLearningEngines, Inc. (together with its subsidiaries, the “Company,” or “ILE”), a company headquartered in Maryland, United States of America, was incorporated in Delaware on November 17, 2010. The Company offers an Artificial Intelligence (“AI”) platform focused on automation of learning and enabling organizations to drive mission critical outcomes at scale. The AI Learning and Engagement platform has cloud-based, mobile, offline and multimedia capabilities that can be used to deliver highly personalized learning and engagement modules. The Company has developed an in-process learning platform that enables organizations to deliver learning in the flow of day-to-day activities.

During the year ended December 31, 2021, the Company’s management incorporated iLearningEngines FZ-LLZ (“ILE Dubai”), a free zone company incorporated in the Dubai Development Authority Zone. The objective of this entity is to develop ILE’s customer based in the Middle East. ILE Dubai operates under the direction and supervision of ILE. The Company has determined that it has a variable interest in ILE Dubai and is the primary beneficiary, therefore the Company has consolidated ILE Dubai as a variable interest entity (“VIE”).

During the year ended December 31, 2021, the Company acquired a majority ownership in iLearningEngines India Private Limited, a private limited company formed under the laws of India (“ILE India”). The objective of this acquisition was for ILE India to develop employees and support operations in India, with hiring of talent and employees through ILE India for utilization within the Company. ILE India operates under the direction and supervision of ILE. The Company has determined that it has a variable interest in ILE India and is the primary beneficiary, therefore the Company has consolidated ILE India as a VIE.

During the year ended December 31, 2022, the Company registered iLearningEngines Australia as a wholly-owned subsidiary. The objective of this subsidiary is to develop new sales and channel partners in Australia, New Zealand, and Southeast Asia.

During the year ended December 31, 2022, the Company acquired all outstanding equity of In2vate, LLC (“In2vate”), a risk management and learning platform provider.

Proposed Business Combination

On April 27, 2023, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Arrowroot Acquisition Corp. (NASDAQ: ARRW) (“Arrowroot”), a special-purpose acquisition company (“SPAC”), and ARAC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Arrowroot (“Merger Sub”). Upon closing of the Merger Agreement and upon approval by the shareholders of Arrowroot, the combined company will be renamed to “iLearningEngines, Inc.” and will be listed on the NASDAQ under the new ticker symbol “AILE.” Arrowroot has agreed to acquire all of the outstanding equity interests of the Company. Completion of the transaction is subject to certain customary regulatory consents and approval by stockholders of Arrowroot and the Company.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of iLearningEngines, Inc. and its subsidiaries.

Reclassifications

Certain reclassifications have been made to conform the prior period presentation.

Risks and Uncertainties

Impact of Conflicts in Ukraine and Middle East

Following Russia’s military invasion of Ukraine in February 2022, NATO deployed additional military forces to nearby countries in Eastern Europe, and the United States, European Union, and other nations announced various sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in the future, by the United States, NATO, and other countries have created potential global security concerns and could have a lasting impact on regional and global economies, which could in turn adversely affect the Company.

In addition, although our business has experienced limited disruption as a result of the Russia-Ukraine conflict, continued escalation of this conflict as well as the Israeli-Hamas conflict and Houthi movement in the Red Sea may negatively impact the global economy and our future operating results and financial condition.

The conflicts in Ukraine and the Middle East have not presently resulted in a material impact on the Company’s financial position, operating results, or future forecasts. The Company continues to monitor these conflicts.

2. Summary of Significant Accounting Policies

Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries, ILE India and ILE Dubai. Consolidation of an entity is also assessed pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, which requires a variable interest holder to consolidate a VIE if that party will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both, and assesses whether an enterprise is the primary beneficiary of a VIE. The Company has determined that it has a variable interest in ILE India and ILE Dubai, and is considered the primary beneficiary for each entity, therefore the Company has fully consolidated ILE India and ILE Dubai under ASC 810. All intercompany transactions and accounts have been eliminated.

Business Combinations

In accordance with ASC 805, Business Combinations, the Company assesses whether a business acquisition meets the definition of an asset acquisition or a business combination. Business combinations are accounted for using the acquisition method. Under the acquisition method, the acquiring entity in a business combination recognizes 100% of the assets acquired and liabilities assumed, at their acquisition-date fair values. The Company utilizes valuation techniques appropriate for the assets and liabilities being measured in determining these fair values. The excess of the purchase price over the fair value of the net assets of the acquired business is goodwill.

Cash

Cash consists of funds held in checking accounts maintained at financial institutions. The Company classifies all highly liquid instruments with an original maturity of three months or less as cash equivalents. There are no cash equivalents as of December 31, 2023 and 2022.

Restricted Cash

Restricted cash consists of cash earmarked for a specific purpose and is not available for immediate and general use by the Company. The Company’s restricted cash reserve is prohibited from being spent in the ordinary course of business through a contractual arrangement with the Company’s lenders. As of December 31, 2023, the Company had $2.0 million in restricted cash.

Concentration of Credit Risk and Major Sales Channels

Financial investments that potentially subject the Company to credit risk consist of cash. The Company places its cash with certain U.S. financial institutions. At various times, the Company’s cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation (the “FDIC”). The Company has not experienced any losses of such amounts and management believes it is not exposed to any significant credit risk on its cash.

During the year ended December 31, 2023, there were four customers, representing 19.3%, 16.0%, 11.9%, and 11.7%, respectively, who individually accounted for 10% or more of the Company’s revenue. During the year ended December 31, 2022, there were five customers, representing 17.4%, 17.0%, 14.9%, 14.3% and 10.3%, respectively, who individually accounted for 10% or more of the Company’s revenue. During the year ended December 31, 2021, there were four customers, representing 22.8%, 20.2%, 13.1% and 11.0%, respectively, who individually accounted for 10% or more of the Company’s revenue.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends and the assessment of the probable future outcome. Subjective and significant estimates include, but are not limited to, allowance for credit losses, and valuation of warrants. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the consolidated statements of operations in the period that they are determined.

Segment Information

The Company determined that it has a single operating segment after considering the Company’s organizational structure and the information regularly reviewed and evaluated by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company has determined that its CODM is its Chief Executive Officer. The CODM reviews the Company’s financial information on a basis for purposes of evaluating financial performance and allocating resources. On the basis of these factors, the Company determined that it operates and manages its business as one operating segment, that develops, markets, and provides consumer learning automation solutions; and accordingly has one reportable segment for financial reporting purposes.

Foreign Currency Translation and Transactions

The Company’s functional currency is the U.S. dollar. Assets and liabilities of foreign subsidiaries that operate primarily in a currency other than the U.S. dollar are remeasured and translated into U.S. dollars using the current exchange rate in effect at the balance sheet date, except for non-monetary assets and liabilities that are translated at historical exchange rates. Transactions denominated in currencies other than the Company’s functional currency are measured at the functional currency’s exchange rate in effect at the time of transaction. At the end of each reporting period, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income and are not adjusted for income taxes when they relate to permanent investments in foreign subsidiaries. Gains and losses from foreign currency transactions are included in other income in the consolidated statements of operations. Foreign currency translation adjustments were immaterial for the years ended December 31, 2023, 2022, and 2021.

Accounts Receivable and Provision for Credit Losses

Accounts receivable are uncollateralized, noninterest bearing customer obligations due under normal trade terms and generally requiring payment within 30 to 90 days of the invoice date. Accounts receivable are stated at the amount billed to the customer, net of provision for credit losses in accordance with ASC 326, Financial Instruments-Credit Losses. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice, or, if unspecified, are applied to the earliest unpaid invoice.

The estimation of the provision for credit loss is based on an analysis of historical loss experience, current receivables aging, any known or expected changes to the customers’ ability to fulfill their payment obligations, and management’s assessment of current conditions and estimated future conditions. The general CECL reserve is measured on a collective (pool) basis when similar risk characteristics exist for multiple financial instruments. The Company notes its account receivables do not similar risks, and the Company measures the CECL reserve on an individual customer account basis.

At the end of each reporting period, the provision for credit losses is reviewed relative to management’s expected credit loss model and is adjusted as necessary. The expense associated with the provision for expected credit losses is recognized in selling, general, and administrative expenses in the consolidated statements of operations. Accounts receivable write-offs are recorded when management believes it is probable a receivable will not be recovered. The provision for credit losses as of December 31, 2023 was $0.3 million.

Costs to Obtain and Fulfill Contracts

Sales commissions tied to new customer contracts earned by the Company’s Technology Partner, discussed in Note 5, are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for renewal of a contract are considered commensurate with the commissions paid for the acquisition of the initial contract and are earned only as the revenue to which they relate is recognized. The Company has elected the practical expedient of expensing its costs to obtain contracts as incurred because the amortization period over which they would otherwise be amortized is one year or less.

The Company does not have any capitalizable costs to fulfill contracts. Internal and external labor costs related to providing implementation services are expensed as incurred.

Debt Issuance Costs and Deferred Financing Costs

The Company borrows from various lenders to finance its growth and operations. Costs incurred in connection with debt financings, such as origination fees, original issue discount, investment banking fees and legal fees, are classified as debt issuance costs and are presented as a deduction from the related borrowing. Debt issuance costs are amortized over the expected life of the related financing agreements as a component of interest expense under the effective interest method. Debt issuance costs are expensed immediately upon early extinguishment of the debt. In a debt modification, the initial issuance costs and any additional fees incurred as a result of the modification are amortized over the term of the modified agreement.

The Company accounts for certain debt issuance costs relating to the undrawn portion of term loan commitments as assets, which are included with deferred financing costs in the consolidated balance sheets and amortized into interest expense on a straight-line basis over the loan commitment period. Once the commitment is drawn, the pro-rata portion of the unamortized asset is reclassified as a deduction from the related borrowing.

Warrants Issued in Connection with Indebtedness

Warrants issued in connection with the issuance of indebtedness that are accounted for as liabilities are initially recorded at fair value. Proceeds are first allocated to the warrants in an amount equal to the fair value of the warrants. The residual proceeds remaining after allocation to the warrant are allocated to debt as a debt discount. The debt discount is accreted over the term of the indebtedness as interest expense, using the effective interest method. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of change in fair value of warrant liability in the consolidated statements of operations.

Technology Partner

The Company has a long-term relationship with a Technology Partner. The Technology Partner provides research and development (“R&D”), sales and marketing, and implementation and support services to the Company. In addition, the Technology Partner also purchases, integrates and resells the Company’s platform to end customers.

When ILE contracts directly with the end customer, the Technology Partner provides front-end sales and marketing support to identify the end customer, but ILE contracts directly with the end customer to provide Implementation Services and the ILE platform. Separately, the Company contracts with the Technology Partner for the Technology Partner to provide implementation support services on behalf of the Company to the end customer. The Company is primarily responsible for fulfilling the promise to provide the specified goods and services over the contract term to the end customer and has discretion in establishing the price. Therefore, the Company determined the end customer is its customer, and the Technology Partner is acting as the Company’s agent.

When the Technology Partner purchases and integrates the ILE platform into the Technology Partner’s own software solution provided to the Technology Partner’s end customer, the Technology Partner identifies and contracts with the end customer to provide the integrated software solution, implementation services, and support services. In these arrangements, the Technology Partner controls the ILE platform, and the Company considers the Technology Partner to be its end customer for this contractual relationship.

Because the Technology Partner is a customer in some arrangements and a vendor in other arrangements, the Company evaluated the fees it pays the Technology Partner for the various services provided to the Company. The Company determined the services it received from the Technology Partner were distinct and the consideration paid to the Technology Partner was equivalent to an arms-length transaction. As a result, no costs incurred by the Company related to services provided by the Technology Partner have been netted against revenues earned from the Technology Partner.

The sales commissions paid to the Technology Partner are recognized in accordance with ASC 340-40. The implementation fees are presented within cost of revenue, while any fees paid for R&D services are presented in research and development expense and marketing fees are presented in selling, general and administrative expense on the consolidated statements of operations.

If at any time the services fees exceed collections resulting in a net payable to the Technology Partner, subsequent collections will first be applied to the net payable including any accrued interest on the balance. The details of the Master Arrangement are further described Note 5.

Goodwill and Indefinite-Lived Intangible Assets

The Company evaluates goodwill and indefinite-lived intangible assets for impairment annually or more frequently when an event occurs, or circumstances change that indicate the carrying value may not be recoverable. The Company may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying value and if so, the Company performs a quantitative test. The Company compares the carrying value of each reporting unit and indefinite-lived intangible asset to its estimated fair value and if the fair value is determined to be less than the carrying value, the Company recognizes an impairment loss for the difference. Goodwill and indefinite-lived intangible assets are presented under Other Assets in the consolidated balance sheets.

Long-Lived Assets and Finite-Lived Intangible Assets

Long-lived assets and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

For long-lived assets used in operations, including lease assets, impairment losses are only recorded if the asset’s carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value. Long-lived assets are considered held for sale when certain criteria are met, including when management has committed to a plan to sell the asset, the asset is available for sale in its immediate condition, and the sale is probable within one year of the reporting date.

Finite-lived intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from five to twelve years. Long-lived assets and finite-lived intangible assets are presented under Other Asset in the consolidated balance sheets.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. In determining fair value, the Company uses various valuation approaches. A fair value hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company’s assumption about the inputs that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels, based on the inputs, as follows:

●	Level 1 — Valuations based on quoted prices for identical instruments in active markets. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

●	Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for either similar instruments in active markets, identical or similar instruments in markets that are not active, or model-derived valuations whose inputs or significant value drivers are observable or can be corroborated by observable market data.

●	Level 3 — Valuations based on inputs that are unobservable. These valuations require significant judgment.

The availability of valuation techniques and observable inputs can vary and is affected by a wide variety of factors, including the type of asset or liability, whether the asset or liability is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuations, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the assets or liabilities existed.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

Fair Value Option (“FVO”) Election

The Company entered into a Convertible Note Purchase Agreement on April 27, 2023, referred to herein as the “Convertible Notes”, which are accounted under the “fair value option election” as discussed below.

Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivative and Hedging, (“ASC 815”), a financial instrument containing embedded features and /or options may be required to be bifurcated from the financial instrument host and recognized as separate derivative asset or liability, with the bifurcated derivative asset or liability initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date.

Alternatively, FASB ASC Topic 825, Financial Instruments, (“ASC 825”) provides for the “fair value option” (“FVO”) election. In this regard, ASC 825-10-15-4 provides for the FVO election (to the extent not otherwise prohibited by ASC 825-10-15-5) to be afforded to financial instruments, wherein the financial instrument is initially measured at estimated fair value as of the transaction issue date and then subsequently remeasured at estimated fair value as of each reporting period balance sheet date, with changes in the estimated fair value recognized as other income or expense in the statement of operations. The estimated fair value adjustment of the Convertible Notes is presented in a single line item within change in fair value of convertible notes in the accompanying consolidated statement of operations (as provided for by ASC 825-10-50-30(b)). Further, as required by ASC 825-10-45-5, to the extent a portion of the fair value adjustment is attributed to a change in the instrument-specific credit risk, such portion would be recognized as a component of other comprehensive income (“OCI”) (for which there have been no such adjustments with respect to the Convertible Notes.) Under the fair value option election described the Company presents the entire change in fair value of the Convertible Notes, including the component related to interest expense, within in a single line item on the consolidated statements of operations which is captioned “Change in fair value of convertible notes”.

The fair value of the Convertible Notes as of December 31, 2023 was $31.5 million and is presented within “Convertible notes” on the consolidated balance sheets. Refer to Note 7 for additional detail regarding the Convertible Notes.

Deferred Transaction Costs

The Company incurred direct and incremental transaction costs for the year ended December 31, 2023 related to the contemplated merger with Arrowroot. Transaction costs of $4.0 million were deferred and capitalized to the deferred transaction costs line item on the consolidated balance sheet as of December 31, 2023.

After consummation of the merger, these costs will be recorded to shareholders’ deficit as a reduction of additional paid-in capital generated as a result of the merger. If the merger with Arrowroot is subsequently aborted, the Company will review the deferred transaction costs for impairment. As of December 31, 2023, $1.1 million and $1.6 million of unpaid transaction costs are included within the trade accounts payable and accrued expenses line items on the consolidated balance sheet, respectively.

Share-Based Compensation

The Company records compensation costs related to share-based awards in accordance with ASC Topic 718, Compensation — Stock Compensation (“ASC 718”), whereby the Company measures compensation cost at the grant date based on the estimated fair value of the award. Compensation cost is recognized on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Forfeitures are accounted for when they occur.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606.

Revenues are recognized when control of services is transferred to the Company’s customers, in an amount that reflects the consideration ILE expects to be entitled to in exchange for those services over the term of the agreement, generally when made available to the customers. Revenues are recognized net of sales credits and allowances. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenue is recognized based on the following five step model in accordance with ASC 606:

●	Identification of the contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The Company’s contracts with customers include two performance obligations, (i) implementation, and (ii) combined software license and maintenance. The Company records individual performance obligations separately by allocating the contract’s total transaction price to each performance obligation of each distinct good or service in the contract.

Implementation services

All customers require implementation services prior to being able to use the ILE platform. To date ILE has outsourced these services to its Technology Partner who has been trained to provide the implementation services. Refer to Note 5 for further discussion of the Technology Partner. Implementation services generally take 1 – 3 months and consist of the phases the Company follows as part of the customer onboarding process.

The Company is primarily responsible for fulfilling the promise to provide implementation services to a customer and also has discretion in establishing pricing for these services. Accordingly, the Company is identified as the principal in the arrangement.

The implementation services do not involve significant customization or creating new software functionality. Instead, the services mainly focus on configuration and mapping customer data with the required attributes within the software platform to ensure the platform’s built-in functionalities can be utilized by the customer. Revenues from implementations are recognized over time as such services are performed using an input method of efforts expended, compared to total estimated efforts to complete the project.

Combined software license and maintenance

The combined software license and maintenance performance obligation relates to the license to the ILE AI platform and related maintenance services (including critical support functions and updates) provided over the license term. The software licenses to the AI platform is not considered distinct from the maintenance services, because the customer cannot derive the intended value from the software without ongoing critical support services and updates that are provided by the maintenance services. ILE recognizes revenue from the combined software license and maintenance performance obligation ratably over the contract term beginning on the date that the software license is delivered to the customer and related maintenance services are made available, as the customer simultaneously receives and consumes the benefits of the combined software license and maintenance performance obligation. Contracts with customers typically include a fixed amount of consideration and are generally cancelable with 90 days to 24 months’ notice. ILE typically invoices customers quarterly in advance for ILE’s software license and maintenance services upon execution of the initial contract or subsequent renewal.

A contract’s transaction price, which is generally a fixed fee in the Company’s arrangements, is allocated to each performance obligation and recognized as revenue as the respective performance obligation is satisfied. The Company’s process for determining SSP involves significant management judgment since the Company’s performance obligations are not sold separately. In determining the SSP of implementation services, the Company estimates the cost of providing the services and adds a reasonable margin. The determination of the added margin considers what a market participant would be willing to pay and is adjusted for differences in products, geographies, customers, and other factors. The Company’s cost estimates are primarily based on historical cost data for similar implementation projects. The SSP of the combined software license and maintenance performance obligation is based on the residual approach as the Company sells the ILE AI platform and related maintenance services to different customers at a highly variable range of amounts.

Disaggregation of Revenue

The Company disaggregates revenue into categories that depict the nature, amount, and timing of revenue and cash flows based on differing economic risk profiles for each category. In concluding such disaggregation, the Company evaluated the nature of the products and services, consumer markets, sales terms, and sales channels which have similar characteristics such that the level of disaggregation provides an understanding of the Company’s business activities and historical performance. The level of disaggregation is evaluated annually and as appropriate for changes to the Company or its business, either from internal growth, acquisitions, divestitures, or otherwise. Revenue from implementation services and combined software license and maintenance is recognized over the respective performance obligation period. As such, there is no disaggregation of revenue by point in time as all of the Company’s revenue is recognized over time.

With respect to the Company’s disaggregation of revenue by customer geography, geography is primarily determined based on the location of the customer identified in the contract. As described in the Technology Partner policy note above, the Company enters contracts with the Technology Partner though which the Technology Partner purchases and integrates the ILE platform into the Technology Partner’s own software solution provided to one of the Technology Partner’s customers. In this type of contractual arrangement, the Company identifies the Technology Partner as its customer. In contractual arrangements in which the Technology Partner is identified as the customer, the Technology Partner’s end customer may or may not be known by the Company. In cases in which the Technology Partner’s customer is known to the Company, the geography is determined based on the location of the Technology Partner’s customer and conversely, in cases in which the Technology Partner’s customer is not known, the customer geography is determined based on the geography of the Technology Partner. The following table presents this disaggregation of revenue by customer geography:

	Years Ended December 31,
	2023	2022	2021
	(In thousands)
India	$162,854	$138,048	$126,371
North America	194,886	116,112	47,953
Other(1)	62,842	55,010	43,543
Total Revenues	$420,582	$309,170	$217,867

(1)	Other includes customers in Middle East and Europe.

The following table presents to disaggregation of revenue by type of revenue:

	Years Ended December 31,
	2023	2022	2021
	(In thousands)
Revenue related to implementation services	$16,491	$15,872	$5,495
Combined software license and maintenance revenues	404,091	293,298	212,372
Total Revenues	$420,582	$309,170	$217,867

Contract asset

Contract asset balances represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for software licenses already delivered, implementation services, and maintenance services already performed but invoiced in arrears. As of December 31, 2023 and 2022 contract assets were $0.5 million and $9.4 million, respectively.

Contract liability

Contract liability represents either customer advance payments or billings for which the revenue recognition criteria has not yet been met. Contract liability is primarily unearned revenue related to combined software and maintenance services. During the year ended December 31, 2023 and 2022, $2.8 million and $2.1 million of combined software and maintenance services revenue were recognized, respectively, that was included in the contract liability balances at the beginning of the period.

Remaining performance obligations

As of December 31, 2023, the total remaining performance obligations under the Company’s contracts with customers was $409.6 million, and the Company expects to recognize approximately 90% of the remaining performance obligations as revenue within the next twelve months. As of December 31, 2022, the total remaining performance obligations under the Company’s contracts with customers was $235.1 million, and the Company recognized revenues on approximately 70% of these remaining performance obligations over the year ended December 31, 2023.

Cost of Revenue

Cost of revenue is comprised of expenses related to customer support and fees paid to third parties.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period of the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. During 2022, the Company achieved sufficient profits to release the entirety of its valuation allowance established in a prior period. Accordingly, as of December 31, 2023, the Company no longer maintains a valuation allowance outside of the Australia jurisdiction.

The Company records uncertain tax positions in accordance with ASC Topic 740, Income Taxes, (“ASC 740”) on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company will recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. As of December 31, 2023 and 2022, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Research and Development Expenses

Software development costs are expensed as incurred until the point the Company establishes technological feasibility. Technological feasibility is established upon the completion of a working model. Costs incurred by the Company between establishment of technological feasibility and the point at which the product is ready for general release are capitalized, subject to their recoverability, and amortized over the economic life of the related products. Because the Company believes its current process for developing its software products essentially results in the completion of a working product concurrent with the establishment of technological feasibility, no software development costs have been capitalized to date. There were no software development costs required to be capitalized under ASC Topic 985-20, Costs of Software to be Sold, Leased or Marketed. The Company’s R&D costs are primarily incurred with the Company’s Technology Partner discussed in Note 5.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU No. 2020-06”). ASU No. 2020-06 was issued to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the FASB decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. In addition to eliminating certain accounting models, the FASB also decided to enhance information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. This update is effective for public business entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal year. For all other entities, this update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 31, 2020.

On January 1, 2023, the Company adopted this standard and it did not have a material impact on the Company’s consolidated results of operations, financial position, cash flows, or related disclosures. On January 1, 2023, the Company adopted FASB ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU No. 2016-13”). ASU No. 2016-13 was issued to bring consistency in the accounting treatment of different types of financial instruments, require consideration of a broader range of variables when forming loss estimates, and require immediate recognition of management’s estimates of current expected credit losses (“CECL”). See “Accounts Receivable and Provision for Credit Losses” above for further information.

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (CODM). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. We expect this ASU to only impact our disclosures with no impacts to our results of operations, cash flows and financial condition.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. ASU No. 2023-09 requires a public business entity (PBE) to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all period presented. We expect this ASU to only impact our disclosures with no impacts to our results of operations, financial position, or cash flows.

3. Acquisitions

On April 4, 2022, the Company completed the acquisition of 100% interest of In2vate, LLC (“In2vate”). In2vate is a risk management and learning platform provider in Tulsa, Oklahoma. In2vate serves more than two million users delivering high impact risk management programs and services to enterprises, educational institutions, health systems and law enforcement organizations. Total consideration of $0.9 million was exchanged, consisting of 215,970 shares of the Company’s common stock and contingent consideration of 34,030 shares of the Company’s common stock, both at a price per share of $3.53, the contingent consideration will only vest upon the occurrence of any of the following events: an initial public offering of the Company’s common stock; a merger with a special purpose acquisition company; a merger or consolidation of the Company that is also a change of control; the sale, lease, transfer, exclusive license, or other disposition of substantially all of the assets of the Company; or the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company are held by those subsidiaries. This contingent consideration meets the requirements for permanent equity classification and was recorded to Additional Paid-In Capital within the consolidated balance sheets. Transaction costs related to the acquisition totaling $0.05 million are included in selling, general and administrative expenses in the consolidated statements of operations and consist primarily of legal and other management due diligence fees, for the year ended December 31, 2022.

The following table summarizes the consideration transferred and the purchase price allocation of the fair values of the assets acquired and liabilities assumed at the acquisition date:

Amount
(in thousands)
Total consideration exchanged, less cash and cash equivalents of $161	$722

Accounts receivables, net	$60
Property and equipment, net	454
Goodwill and intangible assets	319
Other assets	1
Total assets acquired	834
Accounts payable	(84)
Other current liabilities	(28)
Total liabilities assumed	(112)
Total net assets assumed	$722

Goodwill represents the excess of the consideration paid over the fair values of the acquired net assets and is included in Other Assets in the consolidated balance sheets. The allocated value of goodwill primarily relates to the value of the existing workforce and anticipated synergies by combining existing Company functions. The results of operations of the acquired company are included in the Company’s consolidated statements of income from the date of acquisition. The goodwill is amortizable for tax purposes over 15 years.

4. Accrued Expenses

The following table presents the components of accrued expenses as of December 31, 2023, and 2022:

	As of
	December 31, 2023	December 31, 2022
	(In thousands)
Accrued income taxes	$1,742	$834
Other accrued expenses(1)	1,240	450
Total	$2,982	$1,284

(1)	Other Accrued Expense includes accrued professional service fees, accrued interest, accrued compensation and benefits, and other current liabilities.

5. Technology Partner

In 2019, the Company entered a Master Agreement (“MA”) with the Technology Partner, which allows for quarterly netting of amounts collected by the Technology Partner from end-users, against the cost of the Technology Partner’s services rendered and billable to the Company. The MA has an initial term of five years with an automatic renewal for five additional years.

On January 1, 2021, the Company amended the interest rate with the Technology Partner which changed from a 12-month LIBOR rate plus 2.0% to a fixed rate of 3.99% through December 31, 2023. Subsequent to December 31, 2023, the Company amended the interest rate with the Technology Partner to a fixed rate of 5.99% through December 31, 2024. The Company is not required to repay any outstanding balance or accrued interest until the tenth anniversary of the effective date of termination of the MA. As of the date of these consolidated financial statements, the MA has not been terminated.

The following table summarizes the expenses charged to company by the Technology Partner that are presented within cost of revenue, selling, general and administrative expenses, and research and development expenses on the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021:

	December 31,
	2023	2022	2021
	(In thousands)
Cost of revenue	$132,111	$93,753	$64,834
Selling, general and administrative expense	127,538	96,972	68,931
Research and development expense	128,539	97,396	70,836
	$388,188	$288,121	$204,601

Subordinated Payable to the Technology Partner

On December 30, 2020, in conjunction with the 2020 Term Loans issuance described in Note 6 - Debt, the Company and the Technology Partner entered into a subordination agreement whereby the payable to the Technology Partner became subordinated to the 2020 and 2021 Term Loans.

	December 31,
	2023	2022
	(In thousands)
Beginning balance	$47,495	$45,828
Accrued interest	1,668	1,667
Subordinated payable to Technology Partner	$49,163	$47,495

Interest expense related to the subordinated payable to the Technology Partner was $1.7 million for each of the years ended December 31, 2023, 2022, and 2021.

Net Receivable from Technology Partner

Subsequent to the execution of the subordination agreement, the Company and the Technology Partner resumed quarterly netting of collections and the cost of services provided with the same interest rate terms defined above.

	December 31,
	2023	2022
	(In thousands)
Opening balance of receivable from Technology Partner	$10,217	$727
Collections by Technology Partner	389,361	297,710
Cost of services provided by Technology Partner	(388,189)	(288,121)
Net cash transfers between Company and Technology Partner	2,213	(99)
Closing balance of receivable from Technology Partner	$13,602	$10,217

6. Debt

The following table presents the components of the Company’s debt as of December 31, 2023 and 2022:

	December 31,
	2023	2022
	(In thousands)
2020 Term Loans	$2,697	$6,708
2021 Term Loans	12,299	13,377
2023 Term Loans	10,000	-
Other Loans	-	160
	24,996	20,245
Less: Discount on debt	3,800	2,394
	21,196	17,851
Less: Current portion	10,517	8,138
Long-term portion of debt	$10,679	$9,713

Contractual interest expense related to long-term debt was $2.5 million, $2.0 million, and $1.1million for the years ended December 31, 2023, 2022, and 2021, respectively. The amortization of debt issuance costs was $2.1 million, $3.2 million and $2.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Aggregate annual maturities of long-term debt obligations for each of the next five years are as follows for the years ending December 31:

Year ended December 31,	Long-Term Debt
(In thousands)
2024	$12,745
2025	8,356
2026	3,895
Total	$24,996

Term Loans and Warrants Issued

On December 30, 2020, the Company entered into a Loan and Security Agreement (the “2020 Term Loan”) with Venture Lending & Leasing IX, Inc. (the “2020 Lender”), pursuant to which the 2020 Lender made available to the Company a term loan facility in an aggregate principal amount of $10.0 million.

In connection with the 2020 Term Loan, the Company issued to Venture Lending & Leasing IX, LLC, an affiliate of the 2020 Lender, warrants to purchase 433,597 shares of the Company (the “2020 Warrants”). The 2020 Warrants are classified as a liability and recorded at their fair value because there are certain put rights that may obligate the Company to repurchase the 2020 Warrants in the future, based on events that are outside of the control of the Company. The 2020 Warrants have an exercise price of $6.94 per share and are exercisable through July 31, 2036. In the event that the Company participates in a preferred stock financing round, the warrant will also become exercisable for shares of preferred stock at an exercise price equal to the lowest price per share of any preferred stock financing round. The 2020 Warrants are presented within the Warrant liability line item of the December 31, 2023 and December 31, 2022 consolidated balance sheets. As of December 31, 2023, the weighted average effective interest rate for 2020 Term Loan is 32.4%.

On October 21, 2021, the Company entered into a Loan and Security Agreement (the “2021 Term Loan”, together with the 2020 Term Loan Agreement, the “Term Loan Agreement”) with Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc. (collectively, the “2021 Lender”), pursuant to which the 2021 Lender made available to the Company a term loan facility in an aggregate principal amount of $20.0 million. The Company made its fourth draw on the 2021 Term Loan of $5.0 million on January 10, 2023. The 2021 Term Loan bears interest of 11.5% per annum. The Company incurred debt discounts on the 2021 Term Loan in connection with the fair value of the warrants referenced below. As of December 31, 2023, the weighted average effective interest rate for 2021 Term Loan is 19.1%.

In connection with the 2021 Term Loan, the Company issued to Venture Lending & Leasing IX, LLC and WTI Fund X, LLC, affiliates of the 2021 Lenders, warrants to purchase 440,021 common shares of the Company (the “2021 Warrants”), of which 55,005 were issued in 2023 in connection with the $5.0 million draw on the 2021 Term Loan on January 10, 2023. The 2021 Warrants are classified as a liability and recorded at their fair value because there are certain put rights that may obligate the Company to repurchase the 2021 Warrants in the future, based on events that are outside of the control of the Company. The 2021 Warrants have an exercise price of $6.94 per share and are exercisable through July 31, 2037. In the event that the Company participates in a preferred stock financing round, the warrant will also become exercisable for shares of preferred stock at an exercise price equal to the lowest price per share of any preferred stock financing round. The 2021 Warrants are presented within the Warrant liability line item of the December 31, 2023 and December 31, 2022 consolidated balance sheets.

On October 31, 2023, the Company entered a Loan and Security Agreement with WTI Fund X, Inc. (the “2023 Lender”), pursuant to which the 2023 Lender made available to the Company a term loan facility with an aggregate principal amount of $10.0 million (the “2023 Term Loan”). On October 31, 2023, the Company drew down the full principal amount of $10.0 million. In connection with the 2023 Term Loan, the Company issued to WTI Fund X, LLC, an affiliate of the 2023 Lender, warrants to purchase 220,681 common shares. The 2023 Warrants have an exercise price of $10.14 per share and are exercisable through October 31, 2038. As of December 31, 2023, the effective interest rate for 2023 Term Loan is 35.9%.

The Company’s 2020, 2021, and 2023 Term Loans are subject to covenant clauses, whereby the Company is required to pay and file all taxes in a timely manner as well as deliver audited consolidated financial statements within six months after the end of each financial reporting year. The Company did not pay or file employment payroll tax returns for any period from its inception through the year ended December 31, 2020. The Company also failed to deliver audited consolidated financial statements for the years ended December 31, 2022 and 2021 within the required time period. In addition, the Company failed to maintain $2.0 million as restricted cash in a separate bank account, as required under the terms of 2023 Term Loan, for the year ended December 31, 2023. Due to these breaches of covenant clauses, the 2020, 2021, and 2023 Lenders were contractually entitled to request immediate repayment of the outstanding 2020, 2021, and 2023 Term Loans, however agreed to waive the each of the various covenant breaches described. Accordingly, the current portion of long-term debt presented within the consolidated balance sheets represent only the principal payments contractually due within the twelve months of each balance sheet date.

The following is a schedule of changes in warrants issued and outstanding from January 1, 2022 to December 31, 2023:

Units
Outstanding as of December 31, 2021	708,609
Warrants issued	110,004
Outstanding as of December 31, 2022	818,613
Warrants issued	275,686
Outstanding as of December 31, 2023	1,094,299

7. Convertible Notes

The Company entered into a Convertible Note Purchase Agreement on April 27, 2023 with Arrowroot Capital, to finance the proposed business combination discussed in Note 1 – Nature of the Business and Basis of Presentation. The Convertible Notes shall bear simple interest, accrued on a daily basis in arrears, at a rate of 15.0% per annum until aggregate accrued interest is greater than 25.0% of the principal amount, and at a rate of 8.0% per annum thereafter. An amount equal to the sum of the product of the outstanding principal balance times 2.75, or $47.9 million at December 31, 2023, and the unpaid accrued interest on the notes are due and payable upon the earlier of the maturity date and occurrence of any event of default, as defined in the agreement. The Convertible Notes are issuable with an aggregate principal amount up to $50.0 million payable in cash of which $17.4 million has been drawn upon as of December 31, 2023. The Convertible Notes mature on October 27, 2025, unless converted earlier, redeemed, or repurchased in accordance with their terms, prior to the maturity date.

Under the terms of the Convertible Note Purchase Agreement, the Convertible Notes will be convertible to shares including under the following circumstances after April 27, 2023:

●	upon the occurrence of an equity financing, the lender can elect to exchange the Convertible Notes into the number of shares of equity securities issued in such equity financing equal to the note balance divided by the equity price in such equity financing and

●	immediately prior to the consummation of a qualified de-SPAC transaction, the Convertible Notes shall automatically convert, in whole, into shares of common stock of the Company thereby entitling the lender to receive a number of shares equal to the note balance, divided by $10.00.

Additionally, pursuant to the note purchase agreement, the Company may prepay the Convertible Notes in cash without the consent of the holders, at an amount equal to the balance of the note, at any time prior to October 27, 2025. As of December 31, 2023, the fair value of the Convertible Notes was $31.5 million, and the corresponding change in fair value of the Convertible Notes was an increase of $14.1 million for the year ended December 31, 2023.

8. Share-Based Compensation

On August 12, 2021, the Company adopted the 2020 Equity Incentive Plan (the “Plan”). The total restricted stock units (“RSUs”) granted under the Plan as of December 31, 2023 and December 31, 2022 was 8,338,438 and 7,138,438, respectively. The awards have a four year service requirement with a one-year cliff vesting starting on the employment date and are subject to the Liquidity Event provision defined below.

As of December 31, 2023 and December 31, 2022, the Company had 39,883,388 shares of restricted stock awards outstanding with the Company’s founders with a ten year service requirements starting on the day of the Liquidity Event (defined below) (the “Founder Restricted Shares”) and 360,290 restricted shares outstanding with a former employee, in which the service requirement had been deemed met on the grant date (together with the Founder Restricted Shares, the “Restricted Shares”). The Company’s 40,243,678 outstanding Restricted Shares participate on par with common shares in all distributions from the Company, as the holders of these restricted shares are entitled to non-forfeitable dividend rights. Each of the RSUs and Restricted Shares is subject to a change of control provision; an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); a direct listing on the Nasdaq Global Select Market or New York Stock Exchange; or the Company’s completion of a merger or consolidation with a SPAC whereby the surviving company’s common stock are publicly traded in a public offering pursuant to an effective registration statement under the Securities Act (collectively, the “Liquidity Events”).

The summary of nonvested RSUs and Restricted Shares whose vesting is subject to the achievement of a Liquidity Event for the year ended December 31, 2023 is disclosed below:

	Shares	Weighted Average Grant Date Fair Value
RSUs
Nonvested as of January 1, 2022	7,138,438	$3.53
Granted	-	-
Nonvested as of December 31, 2022	7,138,438	$3.53
Granted	1,200,000	$7.39
Nonvested as of December 31, 2023	8,338,438	$4.09

	Shares	Weighted Average Grant Date Fair Value
Restricted Shares
Nonvested as of January 1, 2022	40,243,678	$3.53
Granted	-	-
Nonvested as of December 31, 2022	40,243,678	$3.53
Granted	-	-
Nonvested as of December 31, 2023	40,243,678	$3.53

The aggregate unrecognized compensation expense for these awards whose vesting is subject to the achievement of a Liquidity Event is $176.1 million as of December 31, 2023.

The vesting of these RSUs and Restricted Shares is contingent upon the Liquidity Events that are considered not probable of occurring until it actually occurs, therefore no share-based compensation expense will be recognized until any of the Liquidity Events are achieved.

9. Income Taxes

(Loss) income before income tax expense (benefit) consisted of the following (in thousands):

	Years Ended December 31,
	2023	2022	2021
Domestic	$(2,230)	$5,441	$2,524
Foreign	(20)	50	29
Net (loss) income before income tax (benefit) expense	$(2,250)	$5,491	$2,553

The components of the provision (benefit) for income taxes are as follows (in thousands):

	Years Ended December 31,
	2023	2022	2021
Current expense:
Federal	$637	$483	$—
State	406	319	32
Foreign	21	21	—
Total current expense:	1,064	823	32
Deferred expense (benefit):
Federal	1,325	(6,623)	—
State	(229)	(172)	—
Foreign	(3)	(3)	—
Total deferred benefit:	1,093	(6,798)	—
Total income tax expense (benefit):	$2,157	$(5,975)	$32

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:

	Years Ended December 31,
	2023	2022	2021
Federal statutory rate	21.0%	21.0%	21.0%
Effect of:
State taxes, net of federal tax benefit	(6.4)%	1.6%	2.4%
Permanent differences	(0.3)%	0.2%	0.4%
FDII provisions	28.5%	(1.6)%	0.0%
Foreign rate differential	0.5%	0.2%	(0.2)%
Change in fair value of securities	(139.2)%	(0.9)%	0.7%
Change in state rates	2.4%	11.0%	71.2%
Stock compensation	(0.9)%	0.0%	0.3%
Change in valuation allowance	(1.4)%	(140.3)%	(94.6)%
Effective tax rate	(95.8)%	(108.8)%	1.2%

The net deferred income tax asset balance related to the following (in thousands):

	Years Ended December 31,
	2023	2022
Deferred tax assets:
Federal, state and local net operating loss carryforwards	$3,101	$5,579
Payroll taxes	743	643
163j disallowed interest	224	7
Capitalized R&D expenses	2,935	1,883
Accrued expenses	127	10
Total deferred tax assets before valuation allowance	7,130	8,122
Deferred tax liabilities:
Other	(80)	(86)
481(A) adjustment	(1,315)	(1,238)
Total deferred tax liabilities before valuation allowance	(1,395)	(1,324)
Valuation allowance	(32)	—
Net deferred tax asset	$5,703	$6,798

As of December 31, 2023, 2022, and 2021, the Company had federal net operating loss carryforwards of $14.5 million, $26.3 million, and $37.8 million, respectively. As of December 31, 2023 and 2022, the Company has state net operating loss (“NOL”) carryforwards of $26.7 million and $37.4 million. The Federal net operating loss carryforwards may be carried forward indefinitely, subject to 80% of taxable income limitation. The state net operating loss carryforwards begin to expire in 2037. As of December 31, 2023, the Company had foreign NOL carryforwards of $0.1 million, primarily related to Australia. There were no foreign NOL carryforwards as of December 31, 2022.

As of December 31, 2023, the Company had interest expense carryforward for U.S. income tax purposes of $0.9 million. The entire $0.9 million has an indefinite carryforward period. These carryforwards are available, subject to certain limitations, to offset future taxable income.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2023 and 2022, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. With the exception of the Australia jurisdiction, the Company determined that future taxable income is probable and determined that it is more likely than not that all of the deferred tax assets will be realized. Accordingly, as of December 31, 2023, the Company no longer maintains a valuation allowance outside of the Australia jurisdiction.

The Tax Cuts and Jobs Act (“TCJA”) resulted in significant changes to the treatment of R&D expenditures under Section 174. For tax years beginning after December 31, 2021, taxpayers are required to capitalize and amortize all R&D expenditures that are paid or incurred in connection with their trade or business. Specifically, costs for U.S.-based R&D activities must be amortized over five years and costs for foreign R&D activities must be amortized over 15 years — both using a midyear convention. During the year ended December 31, 2023, the Company capitalized $4.5 million of foreign R&D expenses for income tax purposes.

Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since ILE became a “loss corporation” as defined in Section 382. Future changes in the Company’s stock ownership, which may be outside of ILE’s control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to the Company.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which the Company operates or does business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company records uncertain tax positions as liabilities in accordance with ASC 740 and adjusts these liabilities when the Company’s judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2023 and 2022, the Company has not recorded any uncertain tax positions in the Company’s financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. As of December 31, 2023 and 2022, no accrued interest or penalties are accrued on the consolidated balance sheet.

A reconciliation of the beginning and ending amounts of unrecognized tax provision is as follows:

	Year Ended December 31,
	2023	2022
	(In thousands)
Gross tax contingencies as of beginning of year	$—	$1,715
Decreases in gross tax contingencies	—	(1,715)
Gross tax contingencies as of end of year	$—	$—

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations.

10. Net (Loss) Income Per Share

Basic net (loss) income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net (loss) income per share is computed using the weighted-average number of common shares and, if dilutive, common share equivalents outstanding during the period.

The computation of basic and diluted net (loss) income per share and weighted-average shares of the Company’s common stock outstanding during the periods presented is as follows:

	Year Ended December 31,
	2023	2022	2021
	(In thousands, except share and per share amounts)
Basic net (loss) income per share:
Net (loss) income	$(4,407)	$11,466	$2,521
Income allocated to participating securities	—	(3,393)	(358)
Net (loss) income attributable to common stockholders – basic	$(4,407)	$8,073	$2,163

Diluted net (loss) income per share:
Net (loss) income attributable to common stockholders – basic	$(4,407)	$8,073	$2,163
Interest expense on the 2019 Convertible Notes	—	—	39
Net (loss) income attributable to common stockholders – diluted	$(4,407)	$8,073	$2,202

Shares used in computation:
Weighted-average common shares outstanding	95,782,605	95,728,760	94,697,428
Weighted-average effect of dilutive securities:
Assumed conversion of the 2019 Convertible Notes	—	—	3,345,450
Diluted weighted-average common shares outstanding	95,782,605	95,728,760	98,042,878

Net (loss) income per share attributable to common stockholders:
Basic	$(0.05)	$0.08	$0.02
Diluted	$(0.05)	$0.08	$0.02

There were no dividends declared or accumulated on the common shares during the years ended December 31, 2023, 2022 and 2021.The Company applies the two-class method to its Restricted Shares, which contains non-forfeitable dividend rights and thereby meets the definition of participating securities, which requires earnings available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed. Net loss is not allocated to participating securities in accordance with the contractual terms. The Company’s weighted average restricted shares outstanding for the years ended December 31, 2023, 2022 and 2021 are 40,243,678, 40,243,678 and 15,656,445, respectively. The Company excluded the following securities, presented based on amounts outstanding at each period end, from the computation of diluted net (loss) income per share attributable to common stockholders for the periods indicated, as including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2023	2022	2021
Warrants to purchase common stock(1)	1,094,299	818,613	708,609
RSUs(2)	8,338,438	7,138,438	6,988,938
Contingent consideration to In2vate(3)	34,030	34,030	—
Convertible Notes(4)	4,905,672	—	—
Restricted Shares(5)	40,243,678	—	—

(1)	The treasury stock method was applied to warrants, in which the impact was anti-dilutive for the year ended December 31, 2023 and 2022. Therefore, they are excluded from the dilutive EPS calculation.

(2)	RSUs are subject to the vesting condition under the Liquidity Event, as discussed in Note 8 – Share Based Compensation. As these securities are considered as contingently issuable shares where the contingency has not been met at the end of the reporting period, they are excluded from the dilutive net income (loss) per share calculation for the periods presented.

(3)	Contingencies underlying contingent consideration payable to In2vate was not met as of the end of the reporting period. Therefore, these shares have been excluded from the dilutive net (loss) income per share calculation for the periods presented.

(4)	If-converted method was applied to the Convertible Notes, in which the impact was anti-dilutive for the year ended December 31, 2023. Therefore, they are excluded from the dilutive EPS calculation.

(5)	Restricted Shares were excluded from dilutive earnings per share calculation for the year ended December 31, 2023 as the impact of including such shares would be anti-dilutive.

11. Payroll Taxes Payable

The Company has not paid or filed employment payroll tax returns for any period from inception through December 31, 2020. The federal and state withholding tax, employer payroll taxes, penalties, and interest liability from inception of the Company through December 31, 2023 and related penalties and interest were recorded within Payroll Taxes Payable on the consolidated balance sheets. The total liability was $3.0 million and $2.8 million as of December 31, 2023 and December 31, 2022, respectively. The related charge for these accruals is recorded to Selling, General, and Administrative Expenses within the consolidated statements of operations.

12. Fair Value Measurements

The Company’s financial instruments consist of its warrant liability, 2020 Term Loans, 2021 Term Loans, 2023 Term Loans, Other Loans, Convertible Notes, and Subordinated Payable to Technology Partner.

The carrying value and estimated fair value of the Company’s 2020 Term Loans, 2021 Term Loans, 2023 Term Loans, Other Loans, Convertible Notes, and Subordinated Payable to Technology Partner of December 31, 2023 and 2022, were as follows:

	December 31, 2023			December 31, 2022
	Principal Amount	Carrying Amount	Fair Value	Principal Amount	Carrying Amount	Fair Value
	(In thousands)
2020 Term Loans	$2,697	$2,483	$2,697	$6,708	$5,615	$6,708
2021 Term Loans	12,299	11,498	12,299	13,377	12,076	13,377
2023 Term Loans	10,000	7,215	10,000	—	—	—
Convertible Notes	17,400	31,547	31,547	—	—	—
Other Loans	—	—	—	160	160	160
Subordinated Payable to Technology Partner	49,163	49,163	49,163	47,495	47,495	47,495
	$91,559	$101,906	$105,706	$67,740	$65,346	$67,740

With respect to the 2020 Term Loans, 2021 Term Loans, 2023 Term Loans, Other Loans, and Subordinated Payable to Technology Partner, the Company concluded the fair value approximated the principal value as of December 31, 2023 and 2022.

The fair value of the Convertible Notes is estimated using a scenario-based approach which considers the conversion feature and related payoffs within each scenario. The level 3 inputs used in the valuation model for the Convertible Notes as of December 31, 2023, included the following:

	December 31, 2023
Redemption Event	Equity Financing	De-SPAC Transaction	Hold-to-Maturity
Probability	8.0%	90.0%	2.0%
Time to Event Date (years)	0.13	0.13	1.82
Discount Spread	574.2%	574.2%	574.2%
Risk free rate	5.6%	5.6%	4.4%
Discount Yield	579.8%	579.8%	578.6%

The fair value of the warrant liability was determined using an option pricing model which utilized the following level 3 inputs:

	December 31, 2023
	Private Sale Scenario (10% Probability )	SPAC Scenario (90% Probability)
Volatility	60%	50%
Risk-free interest rate	4.7%	5.5%
Dividend yield	0.0%	0.0%
Exercise price for $6.94 warrants	$6.94	$6.94
Exercise price for $10.14 warrants	$10.14	$10.14
Term	1.0 years	0.1 years
Equity value(1)	$585,798,557	$1,235,675,336

(1)	Equity value was derived from weighted average of discounted cash flow, guideline company method, and transaction methodologies.

December 31, 2022
Volatility	72.0%
Risk-free interest rate	4.5%
Dividend yield	0.0%
Exercise price	$6.94
Term	2.0 Years
Equity value(1)	$514,210,000

(1)	Equity value was derived from weighted average of discounted cash flow, guideline company method, and transaction methodologies.

The Company’s liabilities measured at fair value on a recurring basis were categorized as follows within the fair value hierarchy.

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	(In thousands)
Liabilities
Warrant liability	$-	$-	$11,870	$11,870
Convertible Notes	-	-	31,547	31,547
Total liabilities	$-	$-	$43,417	$43,417

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	(In thousands)
Liabilities
Warrant liability	$-	$-	$7,645	$7,645
Total liabilities	$-	$-	$7,645	$7,645

The following table summarizes the activity for the Company’s Level 3 liabilities measured at fair value:

Warrant Liability
(In thousands)
Balance as of January 1, 2022	$6,866
Issuance	1,027
Change in fair value	(248)
Balance as of December 31, 2022	$7,645
Issuance	3,454
Change in fair value	771
Balance as of December 31, 2023	$11,870

Convertible Notes
(In thousands)
Balance as of December 31, 2022	$-
Issuance	17,400
Change in fair value	14,147
Balance as of December 31, 2023	$31,547

During the years ended December 31, 2023 and 2022, there were no transfers between Level 1 and Level 2, nor into and out of Level 3.

13. Commitments and Contingencies

Contingencies

The Company evaluates for any potential impact of loss contingencies that are probable and reasonably estimable. As of December 31, 2023 and 2022, there were no loss contingencies recorded.

While the Company does not anticipate that the resolution of any ongoing matters will have a material impact on its results of operations, financial condition, or cash flows, it is important to note that the ultimate outcome of these matters remains uncertain. In the event of an unfavorable resolution of one or more of these contingencies, it could have a material effect on the Company’s financial condition, results of operations, or cash flows.

The Company will continue to monitor these matters and disclose any significant developments or changes in future financial statements as necessary.

Purchase Commitments

The Company entered into a long-term software licensing contract with a major customer that commenced in 2018 and is set to expire in June 2024, subject to an additional 5-year renewal. The contract has an annual value of $50.3 million. As part of the agreement, the Company installs its software licenses on the customer’s servers, and in exchange, the customer pays an annual fee for access to the software license and related maintenance services. Additionally, the Company has a separate contract with the customer for the purchase of the customer’s end-user data. This data is essential for the Company’s development and utilization of its next-generation artificial intelligence platform. The annual price for this data acquisition amounts to approximately $30.0 million.

The sale of the software license and the purchase of the customer’s end-user data are treated as distinct and independent transactions. Furthermore, the software licensing contract and the data acquisition contract can be canceled individually without affecting the other contract, with the data acquisition contract requiring twelve months’ notice for cancellation by either party. Due to the distinct nature of the data acquisition from the customer, which is obtained at fair value and used primarily for research and development purposes, the revenue generated from the software licensing contract is recognized on a gross basis. Conversely, the expenses associated with the data acquisition are also recognized on a gross basis and classified as research and development expenses.

This accounting treatment accurately reflects the separate nature of these transactions and ensures appropriate recognition of revenue and expenses related to the software licensing and data acquisition activities.

Financial Advisor Agreement

The Company has a financial advisory agreement in place with a designated financial advisor to assist with any future equity fundraising activities. According to the terms of the agreement, the financial advisor will receive compensation based on the following structure:

For equity raises comprising less than a majority of the Company’s equity capitalization, the financial advisor will be entitled to a fee equal to 5.0% of the gross proceeds generated from the equity raise.

In the event of an equity raise comprising a majority of the Company’s equity capitalization, the financial advisor’s compensation will be calculated based on the greater of the following:

i)	A flat fee of $3.5 million.

ii)	1.0% of the aggregate value of the equity raise up to $1.0 billion, plus an additional 1.5% of the portion of the aggregate value of the equity raise that exceeds $1.0 billion.

These compensation terms outline the financial advisor’s entitlement to fees based on the successful completion of equity fundraising activities. For non-equity transactions the specific fee is open to negotiation on a transaction by transaction basis to ensure that the financial advisor’s compensation aligns with the scale and significance of the equity raise, considering the Company’s equity capitalization and the total value of the funds raised.

Litigation

The Company is involved in litigation arising in the normal course of business. Such litigation is not expected to have a material effect on the Company’s financial condition, results of operations, and cash flows.

14. Related-Party Transactions

Receivable from related party

The Company had outstanding receivables from Directors in the amounts of $0.5 million and $0.6 million as of December 31, 2023 and December 31, 2022, respectively related to expenses that the Company incurred on behalf of the Directors.

In February 2024, the Company collected the full amount of the related party receivable from each Director. No balance is outstanding after the collection.

15. Subsequent Events

The Company has evaluated all events subsequent to December 31, 2023 and through April 22, 2024, which represents the date these consolidated financial statements were available to be issued.

Closing of the Merger and Related Transactions

On April 16, 2024, (the “Closing Date”), the Company consummated the previously announced merger contemplated by the Merger Agreement dated April 27, 2023 (the “SPAC Transaction”). Refer to Note 1 for additional detail.

The business combination is being accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, although Arrowroot issued shares for outstanding equity interests of iLearningEngines, Inc. in the business combination, Arrowroot is treated as the “acquired” company for financial reporting purposes. Accordingly, the business combination is treated as the equivalent of the Company issuing stock for the net assets of Arrowroot, accompanied by a recapitalization. The net assets of Arrowroot is stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of the Company.

In connection with the closing of the business combination, Arrowroot Acquisition Corp. (NASDAQ: ARRW) changed its name to “iLearningEngines, Inc.” (“NewCo”) and is listed on the NASDAQ under the new ticker symbol “AILE”.

On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement:

(i)	Current ILE stockholders own 109,684,738 shares of NewCo common stock on the Closing Date in exchange for former ILE shares;

(ii)	Former Arrowroot public stockholders own 638,977 shares of NewCo common stock on the Closing Date in exchange for former Arrowroot public shares;

(iii)	Current and former affiliates of Arrowroot own 8,674,617 shares of NewCo common stock on the Closing Date in exchange for former Arrowroot convertible and promissory notes;

(iv)	Convertible note investors (not including affiliates of Arrowroot) own 11,551,784 shares of NewCo common stock on the Closing Date in exchange for former ILE convertible notes (see “Convertible Note Purchase Agreement” below for portion of convertible notes entered into on Closing Date);

(v)	The 2020 Lender, 2021 Lender and 2023 Lender own 4,419,998 shares of NewCo common stock on the Closing Date based on amendments to term loans (see “Amendments to 2020, 2021 and 2023 Term Loan” below for further details). Upon repayment of the term loans on April 18, 2024, 815,999 of the shares of NewCo common stock were cancelled.

Convertible Note Purchase Agreement

In connection with the SPAC Transaction, the Company issued and converted $29.4 million of 2024 convertible notes. The Company issued $0.7 million of convertible notes on March 21, 2024, and $28.7 million of convertible notes on the Closing Date (collectively, the “2024 Convertible Notes”). The 2024 Convertible Notes were converted to 8,089,532 common shares of NewCo on the Closing Date.

Amendments to 2020, 2021 and 2023 Term Loan

On March 27, 2024, ILE entered into an agreement to amend the 2020, 2021 and 2023 Term Loans (“Term Loans”). Pursuant to the amendment, the Term Loans were amended to:

(i)	revise the amortization schedule for the Term Loans in exchange for 1,019,999 shares of NewCo common stock to be issued upon completion of the SPAC Transaction (the “Loan Restructuring Shares”)

(ii)	terminate the 2020 Warrants, 2021 Warrants and 2023 Warrants and the respective put rights associated with each in exchange for our agreement to provide the 2020 Lenders, 2021 Lenders and 2023 Lender with an aggregate amount of 3,399,999 shares of NewCo common stock to be issued upon completion of the SPAC Transaction.

If the Company repays the Term Loans on or before (i) April 15, 2024, then 90% of the Loan Restructuring Shares will be cancelled, (ii) May 1, 2024, then 80% of the Loan Restructuring Shares will be cancelled, and (iii) July 1, 2024, then 50% of the Loan Restructuring Shares will be cancelled. The Company repaid the Term Loans on April 18, 2024, and 815,999 shares were cancelled.

In addition, the amendment provides that, if the Company prepays the Term Loans, then at the Company’s option, the Company may prepay 50% of the amount of scheduled but unpaid payments of interest that would have accrued after the prepayment date by issuing a number of shares of NewCo common stock obtained by dividing (A) the product of (x) the unpaid scheduled interest payments and (y) 2.75, by (B) the VWAP of NewCo common stock over the seven (7) trading days immediately preceding the date of issuance. The Company prepaid the full amount of the Term Loan on April 18, 2024 in a combination of cash and 159,379 shares of common stock.

Negotiation of Payables to Third-Party Vendors

On March 27, 2024, the Company and the financial advisor (refer to Note 13) amended the financial advisory agreement to provide that, in lieu of payment in cash of the full amount of any advisory fees or other fees or expenses owed under the financial advisory agreement, the Company will pay the financial advisor $7,500,000 in cash or NewCo shares, at the sole discretion of the Company.

The Company also negotiated concessions on accounts payable to other third-party vendors in several forms. The form of concessions include: (1) providing a discount to the total amount payable, (2) the option to settle certain payables in common stock, and (3) entering into a deferred payment agreement for certain payables. The concessions became effective on the Closing Date.

Proposed 2024 Equity Incentive Plan

The Company proposed a new equity incentive plan for 2024 and the plan was approved on April 1, 2024.

East West Bank Financing

On April 17, 2024 (the “Loan Closing Date”), Legacy iLearningEngines entered into a Loan and Security Agreement (the “Revolving Loan Agreement”), by and among Legacy iLearningEngines as borrower (“Borrower”), the lenders party thereto (the “Lenders”) and East West Bank, as administrative agent and collateral agent for the Lenders (“Agent”). The Revolving Loan Agreement provides for (i) a revolving credit facility in an aggregate principal amount of up to $40.0 million and (ii) an uncommitted accordion facility allowing the Borrower to increase the revolving commitments by an additional principal amount of $20.0 million at Borrower’s option and upon Agent’s approval (collectively, the “Revolving Loans”). Borrower drew $40.0 million in Revolving Loans on the Loan Closing Date, which was used (x) to repay in full Borrower’s Term Loans and (y) for general corporate purposes.

The obligations under the Revolving Loan Agreement are secured by a perfected security interest in substantially all of the Borrower’s assets except for certain customary excluded property pursuant to the terms of the Revolving Loan Agreement. On the Loan Closing Date, the Company and In2Vate, L.L.C., an Oklahoma limited liability company (the “Guarantors”) and wholly-owned subsidiary of Legacy iLearningEngines entered into a Guaranty and Suretyship Agreement (the “Guaranty”) with the Agent, pursuant to which the Guarantors provided a guaranty of Borrower’s obligations under the Revolving Loan Agreement and provided a security interest in substantially all of the Guarantors’ assets except for certain customary excluded property pursuant to the terms of the Guaranty.

The interest rate applicable to the Revolving Loans is Adjusted Term SOFR (with an interest period of 1 or 3 months at the Borrower’s option) plus 3.50% per annum, subject to an Adjusted Term SOFR floor of 4.00%.

The maturity date of the Revolving Loans is April 17, 2027. The Revolving Loan Agreement contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness and dividends and other distributions. Borrower is also required to comply with the following financial covenants, which are more fully set forth in the Revolving Loan Agreement (i) minimum liquidity, (ii) minimum revenue performance to plan, (iii) minimum fixed charge coverage ratio and (iv) maximum leverage ratio.

The Revolving Loan Agreement also includes customary events of default, including failure to pay principal, interest or certain other amounts when due, material inaccuracy of representations and warranties, violation of covenants, specified cross-default and cross-acceleration to other material indebtedness, certain bankruptcy and insolvency events, certain undischarged judgments, material invalidity of guarantees or grant of security interest, material adverse effect and change of control, in certain cases subject to certain thresholds and grace periods. If one or more events of default occurs and continues beyond any applicable cure period, the Agent may, with the consent of the Lenders holding a majority of the loans and commitments under the facility, or will, at the request of such Lenders, terminate the commitments of the Lenders to make further loans and declare all of the obligations of the Company under the Revolving Loan Agreement to be immediately due and payable.